     As filed with the Securities and Exchange Commission on January 3, 2002

                                                       Registration No. 333-____
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-4

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933

                            THANE INTERNATIONAL, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                                  5961                                52-2000275
(State or Other Jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
Incorporation or Organization)            Classification Code Number)              Identification Number)

                              78-140 CALLE TAMPICO
                           LA QUINTA, CALIFORNIA 92253
                                 (760) 777-0217
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                              KANDY LEE ALLEN, ESQ.
                            THANE INTERNATIONAL, INC.
                              78-140 CALLE TAMPICO
                           LA QUINTA, CALIFORNIA 92253
                                 (760) 777-0217

               (Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                 With copies to:

JORGE L. FREELAND, ESQ.                          KARL RODRIGUEZ, ESQ.
JEFFREY M. OSHINSKY, ESQ.                        RELIANT INTERACTIVE MEDIA CORP.
WHITE & CASE LLP                                 2701 N. ROCKY POINT DRIVE
200 S. BISCAYNE BLVD., SUITE 4900                SUITE 200
MIAMI, FLORIDA 33131                             TAMPA, FLORIDA 33607
(305) 371-2700                                   (813) 282-1717

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions precedent under the Agreement and Plan of Merger and Plan of Reorganization discussed herein are satisfied or waived.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

========================= ====================== ======================= ====================== ======================
 Title Of Each Class Of          Amount                 Proposed           Proposed Maximum           Amount of
    Securities To Be              To Be             Maximum Offering           Aggregate            Registration
       Registered              Registered           Price Per Share        Offering Price(1)             Fee
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common stock,
   $.001 par value...       3,985,301 shares         Not Applicable           $6,119,268               $1,465
========================= ====================== ======================= ====================== ======================

(1) Based, in accordance with Rule 457(f)(2) of the Securities Act, on the pro forma book value of the securities to be received by the Registrant in exchange for the shares of common stock of the Registrant to be registered hereunder, computed as of September 30, 2001.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

         THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION DATED JANUARY 2, 2002

                     [RELIANT INTERACTIVE MEDIA CORP. LOGO]

Dear Stockholder:

         You are cordially invited to attend a special meeting of stockholders of Reliant Interactive Media Corp. to be held at our offices, located at 2701 North Rocky Point Drive, Suite 200, Tampa, Florida 33607 on March __, 2002 at 10:00 a.m. local time.

         At the special meeting you will be asked to vote on the approval of an agreement and plan of merger, as amended, dated December 6, 2001, by and among Thane International, Inc., Reliant Interactive Media Corp., Reliant Acquisition Corporation and Kevin Harrington, Timothy Harrington and Mel Arthur, pursuant to which Reliant Acquisition Corporation will be merged with Reliant, with Reliant continuing as the surviving corporation and becoming a subsidiary of Thane.

         As a result of the merger, the Reliant stockholders will receive
0.3440462 shares of Thane common stock for each share of Reliant common stock they own. We anticipate that, immediately after we complete the merger, Reliant stockholders will own approximately 10.9% of the outstanding common stock of Thane, subject to certain adjustments. Your board of directors is giving this proxy statement/prospectus to you to solicit your proxy to vote for adoption of the merger agreement, as amended, and approval of the merger. Reliant common stock is traded in the over-the-counter market under the symbol "RIMC," and Thane is a private company. It is a condition to the merger that the shares of Thane common stock to be received by stockholders of Reliant in connection with the merger be quoted or listed on the NASDAQ national market or a national securities exchange.

         OUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES IT IS IN THE BEST INTERESTS OF RELIANT AND ITS STOCKHOLDERS TO COMPLETE THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE MERGER AT THE SPECIAL MEETING.

         The attached notice of special meeting and proxy statement/prospectus explain the proposed transactions and provide specific information concerning the special meeting. Please read these materials carefully. Do not send any certificates representing Reliant common stock at this time.

         Reliant is a Nevada corporation. Under Nevada law the affirmative vote of the holders of a majority of the outstanding shares of Reliant's common stock is required to approve the merger agreement and the merger. Reliant stockholders controlling approximately 62.69% of its common stock have agreed to vote all of their shares of common stock in favor of the proposal to approve the merger agreement and the merger.

         Whether or not you plan to attend the special meeting, we urge you to complete, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the special meeting. Failure to return a properly executed proxy card and/or to vote at the special meeting will have the same effect as a vote against approval of the merger agreement and the merger.

         This is Thane's prospectus relating to its offer of shares of Thane common stock to Reliant stockholders in the proposed merger and Reliant's proxy statement. This document provides you with detailed information about the proposed merger. We encourage you to read this entire document carefully. In particular, see the section entitled "Risk Factors" beginning on page 15 of this document for a discussion of risks associated with the merger.

                                            Sincerely,



                                            Kevin Harrington
                                            Chairman and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE THANE INTERNATIONAL, INC. COMMON STOCK TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------
                            NOTICE OF SPECIAL MEETING
                          To be Held on March __, 2002
                           ---------------------------

         We invite you to attend the special meeting of the stockholders of Reliant Interactive Media Corp., a Nevada corporation, to be held at our offices, located at 2701 North Rocky Point Drive, Suite 200, Tampa, Florida 33607, on March , 2002 at 10:00 a.m., local time, and at any adjournments of the special meeting, for the following purposes:

         1. To consider and vote on a proposal to adopt and approve the agreement and plan of merger, as amended, dated as of December 6, 2001, by and among Thane International, Inc., a Delaware corporation, Reliant, Reliant Acquisition Corporation, a wholly owned Nevada subsidiary of Thane, and Kevin Harrington, Timothy Harrington and Mel Arthur, stockholders of Reliant, and approval of the merger, pursuant to which the wholly owned subsidiary of Thane will be merged with and into Reliant and all of the outstanding shares of common stock of Reliant will be converted into the right to receive a number of shares of Thane common stock based on the exchange ratio defined in the merger agreement, as amended.

         2. To transact such other business as may properly come before the meeting or any adjournment thereof.

         OUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND THE MERGER, AND RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT AND THE MERGER. These proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read in its entirety before voting. A copy of the merger agreement is attached as Appendix A to the accompanying proxy statement/prospectus.

         Only stockholders of record at the close of business on January __, 2002 are entitled to notice of the special meeting, and to vote at the special meeting and at any adjournments thereof. For ten days prior to the special meeting, a complete list of stockholders entitled to vote at the special meeting will be available for examination by any stockholder for any purpose germane to the special meeting during ordinary business hours at the principal executive offices of Reliant Interactive Media Corp. located in Tampa, Florida.

         Holders of Reliant common stock are entitled to the rights of dissenting owners under Sections 92A.300 through 92A.500 of the Nevada Revised Statutes if the conditions set forth therein are complied with. We have included a copy of Sections 92A.300 through 92A.500 of the Nevada Revised Statutes as Appendix B to the accompanying proxy statement/prospectus.

         All Reliant stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying proxy statement/prospectus at any time before it is voted at the special meeting. If you fail to return a properly executed proxy card or to vote in person at the special meeting, the effect will be a vote against the proposal to approve the merger agreement and the merger.

                                             By Order of the Board of Directors,


                                             Karl Rodriguez
                                             Secretary

Tampa, Florida
February __, 2002

                                                 TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER............................................................................1

SUMMARY OF PROPOSED MERGER........................................................................................3

     Selected historical consolidated financial information of Thane..............................................9
     Selected historical consolidated financial information of Reliant...........................................11
     Summary unaudited pro forma information.....................................................................13

RISK FACTORS.....................................................................................................15

     Risk factors related to the merger..........................................................................15
     Risk factors related to the business and operations of Thane and Reliant as a combined company..............16

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS................................................................22

THE RELIANT SPECIAL MEETING......................................................................................23

THE MERGER.......................................................................................................26

     General.....................................................................................................26
     Background of the merger....................................................................................26
     Reliant board considerations................................................................................28
     Thane board considerations..................................................................................29
     Tax consequences to Reliant stockholders....................................................................31
     Restrictions on sales of shares by affiliates of Reliant....................................................33
     Accounting treatment........................................................................................33
     Interests of certain persons in the merger..................................................................34

MATERIAL TERMS OF THE MERGER AGREEMENT...........................................................................35

OTHER AGREEMENTS.................................................................................................48

MANAGEMENT OF THANE FOLLOWING THE MERGER AND OTHER INFORMATION...................................................49

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................................57

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................................................................59

PRICE RANGE OF COMMON STOCK AND DIVIDENDS........................................................................60

THE DIRECT MARKETING INDUSTRY....................................................................................62

INFORMATION ABOUT THANE..........................................................................................65

     Overview....................................................................................................65
     Business strategies.........................................................................................65
     Product overview............................................................................................66
     Current products............................................................................................67
     Multi-tiered distribution channels..........................................................................67
     Operations..................................................................................................70
     Warranties..................................................................................................72
     Competition.................................................................................................72
     Intellectual Property.......................................................................................73
     Government regulation.......................................................................................73
     Employees...................................................................................................73
     Facilities..................................................................................................73
     Legal proceedings...........................................................................................74

THANE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS......................75

INFORMATION ABOUT RELIANT........................................................................................80

                                                        (i)

Overview.................................................................................................... 80
Business strategies......................................................................................... 80
Product overview............................................................................................ 80
Current products............................................................................................ 80
Channels of distribution.................................................................................... 81
Operations.................................................................................................. 82
Government regulation....................................................................................... 83
Employees................................................................................................... 83
Facilities.................................................................................................. 83
Legal proceedings........................................................................................... 83

RELIANT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............... 84

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF RELIANT........................................... 88

DESCRIPTION OF THANE CAPITAL STOCK.......................................................................... 89

COMPARISON OF STOCKHOLDER RIGHTS............................................................................ 91

SYNERGIES OF THE MERGER..................................................................................... 95

UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS................................................. 97

LEGAL MATTERS...............................................................................................103

EXPERTS.....................................................................................................103

STOCKHOLDER PROPOSALS.......................................................................................103

WHERE YOU CAN FIND MORE INFORMATION.........................................................................103

INDEX TO FINANCIAL STATEMENTS...............................................................................F-1

Appendix A -      Amended and Restated Agreement and Plan of Merger

Appendix B -      Sections 92A.300 through 92A.500 of the Nevada Revised
                  Statutes (Rights of Dissenting Owners)

Appendix C -      Amended and Restated Affiliate Voting and Lock-Up Agreement


                                      (ii)

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       WHAT AM I BEING ASKED TO VOTE ON?

A: You are being asked to vote on a proposal to approve a merger agreement and merger, pursuant to which Thane will acquire Reliant by a merger of its wholly-owned subsidiary into Reliant. Pursuant to the merger, Reliant stockholders will receive 0.3440462 shares of Thane common stock for each share of Reliant common stock.

Q.       WHY ARE RELIANT AND THANE PROPOSING THE MERGER?

A. The merger is expected to provide significant benefits by allowing the combined company to market Reliant's products through Thane's multi-tiered distribution channels. Thane's unique international marketing network, comprised of 186 international distributors and strategic partners, enables Thane to introduce products into 80 countries simultaneously. In addition, Thane (i) has established relationships with 53 retailers throughout the United States, (ii) maintains preferred vendor status at both QVC, Inc. and Home Shopping Network, and (iii) has established wholesale relationships with 16 national catalog publishers. The merger will provide Reliant an opportunity to generate new and diverse revenues from existing products, extend product life cycles and develop new products specifically for these channels. Secondly, the merger is expected to result in Reliant obtaining significant cost savings by utilizing Thane's existing low cost structure and key outsourcing relationships, such as media purchasing, telemarketing, manufacturing and fulfillment. The merger is intended to provide both companies with a more diversified product portfolio, thereby creating greater revenue stability and reducing business risk. Finally, the merger is intended to provide Reliant with greater access to the capital markets, which should reduce or eliminate existing capital constraints on Reliant's business, reduce financing costs and fund growth.

Q. DOES RELIANT'S BOARD OF DIRECTORS RECOMMEND VOTING IN FAVOR OF THE MERGER AGREEMENT AND THE MERGER?

A. Yes. After careful consideration, your board of directors has determined that the merger is fair to you and in your best interests as a stockholder of Reliant. Reliant's board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that you vote in favor of the merger agreement and the merger.

Q.       DO I HAVE DISSENTERS RIGHTS?

A.       Yes.  Under Nevada law, you are entitled to dissenters rights.

Q.       ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
         MERGER?

A. Yes. In evaluating the merger, you should carefully consider risk factors discussed in the section entitled "Risk Factors" on page 15. You should also see the sections entitled "Summary of Proposed Merger - Reliant's Reasons for the Merger" on page 5 and " -- Recommendation of Reliant's Board of Directors" on page 5.

Q.       WHAT DO I NEED TO DO NOW?

A. We urge you to read this proxy statement/prospectus carefully, including its Appendices, and to consider how the merger affects you as a stockholder. You may also want to review the documents referenced under "Where You Can Find More Information About Reliant."

Q.       HOW DO I VOTE?

A. You may vote in one of two ways if you hold your Reliant shares in your name:

         - Simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special meeting. If you do not include instructions on how to vote your proxy, we will vote your shares "FOR" approval and adoption of the merger agreement and the merger unless your shares are held in a brokerage account (see the next Question and Answer regarding shares held by brokers in "street name"). If you fail to return your proxy card or to vote in person, the effect will be a vote against the merger agreement and the merger; or

         -        Attend the special meeting in person and vote your shares.

Q. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A. Your broker will vote your shares only if you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker. If you do not instruct your broker to vote your shares, it will be equivalent to voting against the merger agreement and the merger.

         For a more complete description of voting shares held in "street name," see the section entitled "The Reliant Special Meeting - Voting Your Shares" on page 23.

Q.       CAN I CHANGE MY VOTE AFTER I MAIL MY PROXY?

A. Yes. If you grant a proxy, you may revoke your proxy at any time prior to it being used at the stockholders' meeting by mailing a new proxy to the secretary of Reliant with enough time for it to be delivered prior to the special meeting, or you may attend the special meeting and vote in person. However, if you elect to vote in person at the special meeting and your shares are held by a broker, bank or other nominee, you must bring to the special meeting a legal proxy from the broker, bank or nominee authorizing you to vote the shares.

Q.       WILL RELIANT CONTINUE AS A PUBLIC COMPANY IF THE MERGER AGREEMENT IS
         APPROVED?

A. No. Reliant will become a wholly-owned subsidiary of Thane, and Reliant stockholders will become holders of Thane common stock. Thane will apply for listing of its common stock on the Nasdaq National Market.

Q.       SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A. No. After we complete the merger, we will send you written instructions for exchanging your Reliant stock certificates for Thane common stock certificates.

Q.       WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A. Subject to stockholder approval and satisfaction of other important conditions to closing, we expect to complete the merger promptly after the special meeting.

Q.       WHO CAN ANSWER MY QUESTIONS?

A. If you would like additional copies of this proxy statement/prospectus, or if you have questions about the merger, you should contact:

                  Reliant Interactive Media Corp.
                  2701 N. Rocky Point Drive, Suite 200
                  Tampa, Florida  33607
                  Telephone (813) 282-1717
                  Attention: Karl Rodriguez, Esq.

                           SUMMARY OF PROPOSED MERGER

         This summary highlights selected information from this proxy statement/prospectus and may not contain all the information that is important to you. To better understand the merger, you should read this entire document carefully, including the amended and restated agreement and plan of merger, which is attached as Appendix A, and the other documents to which we refer you. This proxy statement/prospectus assumes that Thane has completed a 32 for 1 stock split immediately prior to the closing of the merger. When we refer to fiscal year in this proxy statement/prospectus, we refer to the twelve months ended March 31st for Thane and the twelve months ended December 31st for Reliant.

THE COMPANIES (SEE PAGES 65 AND 80)

         Thane International, Inc.
         78-140 Calle Tampico
         La Quinta, California  92253
         Telephone:  (760) 777-0217

Thane is a global leader in the multi-channel direct marketing of consumer products in the fitness, health and beauty and housewares product categories. Thane's distribution channels in the United States, and, through its 186 international distributors and strategic partners, in 80 countries around the world, include direct response TV, home shopping channels, catalogs, retail, print advertising, credit card inserts and the Internet. Thane develops and acquires products, arranges low-cost manufacturing (primarily off-shore), and then markets and distributes its products through its various distribution channels. Thane believes that its management of each facet of this process enables it to maximize the return on investment on its products and create profitable products for target markets. Thane utilizes direct response TV to create customer awareness and brand loyalty for its products on a profitable and expeditious basis. The media exposure of a direct response TV campaign typically expands a product's life cycle and facilitates sales in other distribution channels such as retail, home shopping channels (e.g. QVC and Home Shopping Network), print advertisements, catalogs, telemarketing and the Internet. Thane currently maintains a house file of over 4 million existing and former customers, to whom it periodically markets complementary products and reorders. Thane has experienced a compounded annual growth rate of 192.25% over the last four years, with revenues growing from $14.0 million in 1997 to $191.6 million for its fiscal year ended March 31, 2001.

Business Strategies

Thane's operating strategy is to (i) continually enhance its diverse product portfolio, (ii) utilize its highly developed multi-tiered domestic and international infrastructure of distribution channels to maximize the profitability of its products, (iii) maintain a low cost position in its industry by virtue of its scale, by combining in-house expertise in critical value-added functions such as product selection, marketing development, media buying and direct response TV production with a strategy of outsourcing to low-cost providers non-core functions such as manufacturing, order processing and fulfillment, and (iv) minimize business risk by retaining a highly variable cost structure and curtailing inventory risk.

         Diverse Product Portfolio. A diverse product portfolio provides Thane with a stable source of revenues and less exposure to changes in consumer preferences. Thane actively seeks product through numerous sources such as inventors, product owners, design companies, manufacturers, advertising and media agencies, production houses, trade shows as well as its own internal development staff. Thane's industry reputation as a quality business partner as well as its ability to launch a coordinated worldwide marketing and distribution effort makes it a partner of choice for product owners and attracts numerous product proposals from third parties. Thane reviewed 1,842, 2,328 and 3,968 product proposals from third parties in fiscal years 1999, 2000 and 2001, respectively. In addition, Thane has an in-house product development staff to create products to capitalize on market opportunities in its domestic and international markets. Thane marketed over 250 products during the twelve month period ending September 30, 2001.

         Multi-Tiered Domestic and International Distribution Infrastructure. Thane utilizes multiple distribution channels to maximize customer awareness and brand recognition of its products, thereby extending their life-cycle and maximizing their profit potential. Thane is the only direct marketer that can introduce a product in the U.S. and in 80 countries worldwide within a 60-day period. Thane utilizes direct response TV to create brand loyalty and consumer awareness of its products on a profitable and expeditious basis. The media exposure of a direct response TV campaign typically allows Thane to expand its sources of revenue and achieve higher levels of profitability by leveraging its media investments through other distribution channels such as retail, home shopping channels (e.g. QVC and Home Shopping Network), print advertisements, catalogs, telemarketing and the Internet. International sales have grown from $1.3 million in fiscal 1998 to $21.1 million in fiscal 2001 and $38.3 million for the six months ended September 30, 2001. Wholesale revenues have increased from $2.0 million in fiscal 1999 to $36.2 million in fiscal 2001 and $49.2 million for the six months ended September 30, 2001. Thane's revenue mix for fiscal 2001 was 65.9% domestic direct to consumer, 18.9% wholesale, 11.0% International and 4.2% Internet. Thane's revenue mix for the six months ended September 30, 2001 was 32.3% domestic direct to consumer, 36.0% wholesale, 28.1% International and 3.6% Internet.

         Low Cost Structure. As one of the largest direct marketing companies in the U.S., Thane is able to maintain its low cost structure by combining its in-house expertise in product testing, marketing development, media buying and direct response TV production with outsourced non-core functions such as manufacturing, order processing and fulfillment. Thane utilizes its in-house expertise in functions that are critical to the success of its business and contracts with third-party providers where it can achieve significant cost savings and efficiencies. In addition, Thane has structured its international operations as strategic partnerships to avoid the significant costs and risks associated with managing far-reaching overseas operations.

         Low-Risk Business Model. Thane has developed a number of strategies to minimize business risk, including (i) maintaining a high ratio of variable costs, which results from outsourcing all non-core activities to low-cost third-party providers; (ii) maintaining low amounts of inventory by not placing significant orders until demand is actually generated; and (iii) adopting a systematic and highly disciplined market testing methodology, which rigorously screens products prior to committing significant resources to them.

         Growth Strategy. Thane's growth strategy is to (i) continue to develop various marketing channels to extend product life cycles and create additional revenue and profit opportunities; (ii) increase international sales by further expanding the scope of its relationships with existing international distributors and strategic partners and adding new international distributors and strategic partners in underserved markets; (iii) increase its focus on product branding through direct response TV to facilitate sales across distribution channels and product categories and build valuable brand equity over time by virtue of its significant (over $43 million in fiscal 2001) annual media spending, (iv) add revenue diversification through ancillary business opportunities such as membership clubs, media buying and product sourcing services for third parties; and (v) make strategic and accretive acquisitions of synergistic single product or distribution channel companies that can benefit from Thane's highly developed infrastructure.

         Reliant Interactive Media Corp.
         2701 N. Rocky Point Drive, Suite 200
         Tampa, Florida  33607
         Telephone:  (813) 282-1717

Reliant is a direct marketer of consumer products primarily through direct response TV and through secondary sources such as the Internet and QVC. Reliant manages the direct marketing for the majority of its products in both the United States and the United Kingdom. This includes product selection and development, manufacturing by third parties, acquiring television media both internally and through media agencies, production and broadcast of programming and outsourced order processing, fulfillment, and customer service.

THE PROPOSED MERGER (SEE PAGE 26)

         Upon the completion of the merger, a wholly-owned subsidiary of Thane will merge with and into Reliant. As a consequence of the merger, the separate corporate existence of the subsidiary will cease, and Reliant will continue as the surviving corporation and become a wholly-owned subsidiary of Thane. Each Reliant stockholder will receive 0.3440462 shares of Thane common stock for each share of Reliant common stock owned immediately prior to the merger. Collectively, the Reliant stockholders will receive approximately 10.9% of Thane's then outstanding shares.

         The merger is subject to various conditions and rights of termination described in this document and in the merger agreement. We have attached the merger agreement, as amended, as Appendix A to this proxy statement/prospectus, and the merger agreement, as amended, is incorporated by reference into this proxy statement/prospectus. You are urged to read the merger agreement in its entirety since it is the legal document that governs the terms of the merger.

RELIANT'S REASONS FOR THE MERGER (SEE PAGE 28)

         The Reliant board of directors concluded that the merger was in the best interests of Reliant and its stockholders. In reaching its decision, the board of directors considered among other things, its belief that:

     - The merger should provide the opportunity for Reliant stockholders to participate in a larger and better capitalized company in a transaction that is not expected to create taxable gain for the stockholders.

     - The synergies of the merger are intended to create greater value for both companies: Thane can market Reliant's products through its distribution channels and Reliant can utilize Thane's low cost structure to enhance its profitability.

     - The combined company will have a more diverse product portfolio, thereby providing a more stable source of revenues and decreasing each company's exposure to changes in consumer preferences.

     - The combined company will have greater management expertise, both in terms of depth and breadth of executive personnel.

     - The combined company is expected to meet the initial listing requirements of the NASDAQ National Market, which would provide the Reliant stockholders with greater liquidity than they have with Reliant common stock trading on the over-the-counter market.

RECOMMENDATION OF RELIANT'S BOARD OF DIRECTORS (SEE PAGE 29)

         After careful consideration, your board of directors has determined that the merger is fair to you and in your best interests as a stockholder of Reliant and has declared the merger advisable. Reliant's board of directors has unanimously approved the merger agreement and the merger and unanimously recommends that you vote in favor of the merger agreement and the merger.

THE MERGER AGREEMENT AND OTHER TRANSACTION AGREEMENTS (SEE PAGES 35 AND 48)

         We have attached the merger agreement, as amended, which is the legal document that governs the terms of the merger, to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully. As more fully described in this proxy statement/prospectus, Reliant stockholders controlling approximately 62.69% of Reliant's outstanding common stock have entered into a voting agreement with Thane pursuant to which these stockholders agreed to vote in favor of the merger agreement and the merger. A copy of this voting agreement is attached to this proxy statement/prospectus as Appendix C.

RELIANT SPECIAL MEETING (SEE PAGE 23)

         Reliant will hold a special meeting on March __, 2002 at 10:00 a.m., local time, at its offices, located at 2701 North Rocky Point Drive, Suite 200, Tampa, Florida 33607. At the special meeting, Reliant will ask its stockholders to consider and vote upon a proposal to adopt the merger agreement and approve the merger and to consider any other matters that may properly come before the special meeting.

         You may vote at the Reliant special meeting if you owned Reliant common stock at the close of business on January __, 2002. On that date, there were ____________ shares of Reliant common stock outstanding and entitled to vote. You may cast one vote for each share of Reliant common stock that you owned on that date. In order to adopt the merger agreement and approve the merger, the holders of a majority of the outstanding shares of

Reliant common stock entitled to vote as of January __, 2002 must vote in favor of adopting the merger agreement and approving the merger.

         Approximately 64.04% of the outstanding shares of Reliant common stock entitled to vote to adopt the merger agreement and approve the merger are held by Reliant directors and executive officers and their affiliates, and such persons have agreed to vote in favor of the merger agreement and the merger.

PER SHARE MARKET PRICE INFORMATION (SEE PAGE 60)

         On November 23, 2001, the last trading day before we announced the merger, the closing price for Reliant common stock on the over-the-counter market was $2.59. On February __, 2002, the date of this proxy statement/prospectus, Reliant common stock closed at $____ per share.

         The market value of the Thane common stock that will be issued to Reliant stockholders upon the completion of the merger will not be known when the Reliant stockholders meet to vote on the merger because there is no established trading market for shares of Thane common stock.

         Thane will apply to have the Thane common stock to be issued in the merger approved for quotation on the Nasdaq National Market or listed on a national securities exchange.

CONDITIONS TO THE MERGER (SEE PAGE 37)

         Reliant and Thane will complete the merger only if a number of contractual and other legal conditions are either satisfied or waived.

         Reliant and Thane may agree to terminate the merger agreement at any time before the merger is completed. In addition, Reliant, on its own, may terminate the merger agreement at any time before the merger is completed if:

     - the merger is not completed within forty-five (45) days of the effective date of this proxy statement/prospectus, but in no event later than June 30, 2002, unless the failure results primarily from Reliant breaching any representation, warranty or covenant contained in the merger agreement;

     - the merger is not completed by reason of the failure of any condition precedent under the merger agreement, unless the failure results primarily from Reliant breaching any representation, warranty or covenant contained in the merger agreement;

     - if Thane shall have breached any representation, warranty or covenant contained in the merger agreement in any material respect and such breach has continued without cure for a period of thirty (30) days after notice of such breach;

     - if Reliant's stockholders do not approve the merger at the special meeting; or

     - if Reliant's Board of Directors recommends and the Reliant stockholders approve a superior acquisition proposal following the special meeting.

         In addition, Thane, on its own, may terminate the merger agreement at any time before the merger is completed if:

     - the merger is not completed within forty-five (45) days of the of the effective date of this proxy statement/prospectus, but in no event later than June 30, 2002, unless the failure results primarily from Thane breaching any representation, warranty or covenant contained in the merger agreement;

     - the merger is not completed by reason of the failure of any condition precedent under the merger agreement, unless the failure results primarily from Thane breaching any representation, warranty or covenant contained in the merger agreement;

     - if Reliant shall have breached any representation, warranty or covenant contained in the merger agreement in any material respect and such breach has continued without cure for a period of thirty (30) days after notice of such breach;

     - if Reliant has earnings before interest, income taxes, depreciation and amortization of less than $3.4 million for the year ended December 31, 2001, calculated without regard to the $2.38 million non-cash compensation issued by Reliant in the first quarter of 2001;

     -   if Thane's stockholders do not approve the merger; or

     - if Thane is not satisfied, in its sole and absolute discretion, with its due diligence investigation of Reliant.

ACCOUNTING TREATMENT (SEE PAGE 33)

         The merger will be accounted for as a purchase of Reliant by Thane in accordance with generally accepted accounting principles.

NO SOLICITATION (SEE PAGE 40)

         Until the merger is completed or the merger agreement terminated, Reliant has agreed not to directly or indirectly solicit other acquisition proposals. Until the merger is completed or the merger agreement terminated, Reliant has also agreed to promptly notify Thane of any third party inquiries or requests for non-public information that may result in any acquisition proposals.

INTERESTS OF RELIANT'S OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE 25)

         When considering the recommendation of Reliant's board of directors, you should be aware that members of Reliant's management and board of directors may be deemed to have interests in the merger that are different from, or in addition to, yours as a stockholder of Reliant. In particular, each of Kevin Harrington, Timothy Harrington and Mel Arthur will enter into new employment agreements with Reliant effective as of the closing date of the merger. In addition to providing an annual compensation increase of $50,000 to each of these executives, the employment agreements provide for:

     - cash signing bonuses, to be paid on the closing date of the merger, in the amount of $1.5 million for Kevin Harrington and $1.0 million to each of Timothy Harrington and Mel Arthur;

     - incentive compensation for these executives equal to an aggregate of 10% of Reliant's earnings before interest and income taxes in excess of $7.0 million in the fiscal year ended March 31, 2002, $9.0 million in the fiscal year ended March 31, 2003 and $12.0 million in the fiscal year ended March 31, 2004; and

     - up to 1,563,147 options in the aggregate with a strike price of par value per share to be issued to the executives over a three year period if Reliant's earnings before interest and income taxes equals or exceeds $10.0 million in the fiscal year ended March 31, 2002, $13.0 million in the fiscal year ended March 31, 2003 and $16.0 million in the fiscal year ended March 31, 2004. In the event that Reliant's earnings before interest and income taxes equals or exceeds one half of these target numbers in each respective fiscal year, the executives will be able to earn a ratable portion of the total options available in each fiscal year.

         As of January 3, 2002, directors and executive officers of Reliant beneficially owned 7,418,451 shares of Reliant common stock, representing approximately 64.04% of the total number of votes.

         Each of Reliant's directors and executive officers has indicated an intention to vote in favor of the merger agreement and the merger. In addition, certain directors and executive officers have entered into the voting agreement described below.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS (SEE PAGE 31)

         The merger is intended to qualify as a reorganization under section 368(a) of the Internal Revenue Code. If the merger constitutes a reorganization, holders of Reliant common stock generally will not recognize gain or loss on the exchange of Reliant common stock for Thane common stock pursuant to the merger. However, Reliant stockholders should consult their tax advisors for a full understanding of the tax consequences of the merger.

INDEMNIFICATION AND INSURANCE

         The merger agreement provides for the indemnification of Reliant's officers, directors and employees and for the continuation of directors and officers liability insurance.

VOTE REQUIRED FOR THE MERGER  (SEE PAGE 23)

         The affirmative vote of the holders of a majority of the outstanding shares of Reliant common stock is required to approve the merger agreement and the merger.

RIGHTS OF DISSENTING OWNERS  (SEE PAGE 46)

         Reliant is organized under Nevada law. Under Nevada law, Reliant stockholders have the right to dissent and receive the appraised value of their shares in connection with the merger.

VOTING AGREEMENT  (SEE PAGE 48)

         Several of Reliant's principal stockholders, including Kevin Harrington, Timothy Harrington and Mel Arthur, have entered into a voting agreement with Thane. Under the voting agreement, these stockholders have agreed to vote the shares of Reliant common stock under their control in favor of the merger agreement and the merger. As of January 3, 2002, the shares of Reliant common stock subject to this voting agreement represented approximately 62.69% of the total voting power of the outstanding Reliant common stock.

In considering whether to adopt the merger agreement and approve the merger, you should consider certain risks of the merger. We urge you to read carefully all of the factors described in "Risk Factors" beginning on page 15 before voting.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF THANE

         The following table shows selected historical consolidated financial data and other information for Thane. The annual financial information for 1997 and 1998 are derived from audited consolidated financial statements not included in this proxy statement/prospectus. The annual financial information for 1999, 2000 and 2001 are derived from the audited consolidated financial statements of Thane and related notes which appear elsewhere in this document. The data for the six-month periods ended September 30, 2001 and 2000 have been derived from the unaudited consolidated financial statements of Thane contained elsewhere in this document. The information should be read in connection with, and is qualified in its entirety by reference to Thane's financial statements and notes included elsewhere in this proxy statement/prospectus. The interim data reflect all adjustments that, in the opinion of management of Thane, are necessary to present fairly such information for the interim periods. The results of operations for the six-month periods are not necessarily indicative of the results expected for a full year or any interim period.

                                                                                                     (UNAUDITED)
                                                                                                  SIX MONTHS ENDED
                                                        YEARS ENDED MARCH 31,                       SEPTEMBER 30,
                                        -----------------------------------------------------    -------------------
                                         1997        1998       1999        2000       2001        2000       2001
                                        -------    -------    --------    -------    --------    -------    --------
                                                           (IN THOUSANDS)
STATEMENT OF INCOME DATA:
Total revenues....................      $14,023    $80,968    $109,288    $80,661    $191,559    $53,591    $136,547

Cost of sales, including selling
expenses..........................       12,173     69,256      90,977     64,118     148,364     40,530     111,011
General and administrative expenses       1,665      3,318       7,135      8,376      14,190      4,678      10,423
Total costs and expenses..........       13,838     72,574      98,112     72,494     162,554     45,208     121,434

Income from operations............          185      8,394      11,176      8,167      29,005      8,383      15,113

Depreciation and amortization.....            0        (50)       (194)      (196)       (146)      (154)       (276)
Interest income (expense), net(1).           (4)        73         230     (1,991)     (2,497)    (1,286)     (1,096)
Minority interest and other income
   (expense) .....................           (3)        76        (187)      (269)       (317)      (170)       (273)

Income before income taxes........          178      8,493      11,025      5,711      26,045      6,773      13,468

Provision for income taxes........           77      3,633       3,916      1,501      10,053      2,813       5,121

Net income........................         $101     $4,860      $7,109     $4,210     $15,992     $3,960      $8,347


BALANCE SHEET DATA (AT END OF
PERIOD):

Cash and cash equivalents.........         $359     $5,563      $7,120     $2,249      $4,060     $3,214      $9,494
Working capital...................          833      5,674      12,504      2,992      13,650      4,953      18,706
Total assets......................        4,664     14,985      22,264     18,787      63,157     32,194      61,865
Total debt........................          390         50           0     22,500      23,433     21,600      20,988
Total stockholders' equity
(deficit)(1)......................        1,973      6,849      13,953    (11,016)      5,195     (7,056)     13,542

OTHER OPERATING AND FINANCIAL DATA:

EBITDA(2).........................         $185     $8,394     $11,176     $8,167     $29,005     $8,383     $15,113
Capital expenditures..............          197        246         182        139         319         66         394
Total costs and expenses as a
percentage of total revenues......        98.68%     89.63%      89.77%     89.87%      84.86%     84.36%      88.93%
Income from operations (EBITDA) as
a percentage of total revenues....         1.32%     10.37%      10.23%     10.13%      15.14%     15.64%      11.07%

------------------

(1) In June 1999, Thane completed a leveraged recapitalization pursuant to which Thane redeemed approximately $36.0 million of equity securities and borrowed approximately $23.5 million in debt. The accounting treatment for the transaction reduced stockholder's equity by $29.9 million.

(2) As used in the table above, EBITDA consists of earnings before interest, income taxes, depreciation, and amortization. We believe that, because EBITDA is a measure of financial performance, it is useful to investors as an indicator of a company's ability to fund its operations and to service or incur debt. EBITDA is not a measure calculated under accounting principles generally accepted in the United States. Other companies may calculate

         EBITDA differently. It is not an alternative to operating income as an indicator of our operating performance or an alternative to cash flows from operating activities as a measure of liquidity and investors should consider these measures as well.

        SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF RELIANT

         The following table shows selected historical consolidated financial data and other information for Reliant. The annual financial information set forth below has been derived from the audited consolidated financial statements of Reliant and related notes which appear elsewhere in this document. The data for the six-month periods ended June 30, 2000 and 2001 have been derived from the unaudited consolidated financial statements of Reliant contained elsewhere in this document. The information should be read in connection with, and is qualified in its entirety by reference to, Reliant's financial statements and the notes included elsewhere in this proxy statement/prospectus. The interim data reflect all adjustments that, in the opinion of management of Reliant, are necessary to present fairly such information for the interim periods. The results of operations of the six-month periods are not necessarily indicative of the results expected for a full year or any interim period.

                                                                                                     (UNAUDITED)
                                                                                                  SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,                 JUNE 30,
                                                       -------------------------------------   ---------------------
                                                       1998(1)         1999            2000         2000       2001
                                                       -------        -------         ------        -----      -----
                                                                  (IN THOUSANDS)
STATEMENT OF INCOME DATA:

Total revenues.................................           $120        $21,442       $100,076     $38,936     $64,273

Cost of sales, including selling expenses......            455         18,188         93,670      35,296      58,873
General and administrative expenses(2).........            834          4,537          4,706       3,234       6,293
Depreciation and amortization..................              7             14             22          10          17
Total costs and expenses.......................          1,296         22,739         98,398      38,540      65,183

Income (loss) from operations..................         (1,176)        (1,297)         1,678         396        (910)

Interest expense, net..........................             (8)           (37)           (86)        (14)        (24)
Minority interest and other income expense                  49              0              0           0         (17)

Income (loss) before income taxes..............         (1,135)        (1,334)         1,592         382        (951)

Provision for income taxes.....................              0              0             34           0         303

Net income (loss)..............................        ($1,135)       ($1,334)        $1,558        $382       ($648)


BALANCE SHEET DATA (AT END OF PERIOD):

Cash and cash equivalents......................           $122            $26           $299         $23        $544
Working capital (deficit)......................             30            (71)         2,341         990       4,464
Total assets...................................            335          2,863          6,466       4,491       7,571
Total notes payable............................            127            605          1,317         679         606
Total stockholders' equity.....................            129            683          3,710       2,198       5,467

OTHER OPERATING AND FINANCIAL DATA:

EBITDA(3)......................................        ($1,169)       ($1,283)        $1,700        $406       ($910)
Non-recurring, non-cash stock compensation(2)..              0            198            734         267       2,409
Adjusted EBITDA(4).............................         (1,169)        (1,085)         2,434         673       1,499
Capital expenditures...........................             51             11             43          38          37
Total costs and expenses as a percentage of total
    revenues(2)................................        1080.00%        106.05%         98.32%      98.98%     101.42%
EBITDA as a percentage of total revenues(3)....        (974.17%)        (5.98%)         1.70%       1.04%      (1.39%)
Adjusted EBITDA as a percentage of total
revenues(4)....................................        (974.17%)        (5.06%)         2.43%       1.73%       2.36%

------------------

(1) Reliant began its operations as a direct marketer of consumer products through television in the second quarter of calendar year 1999. The results of operations for the calendar year 1998 reflect the operations of other businesses that existed at that time.

(2) Included in general and administrative expenses are non-cash charges related to stock issued for compensation and services. The total dollar amount included in general and administrative expenses related to such stock issuances for the years ended December 31, 2000 and December 31, 1999 was $734,000 and $198,000,
         respectively. For the six month periods ended June 30, 2001 and June 30, 2000, the total dollar amount included in general and administrative expenses related to such stock issuances was $2,409,000 and $267,000, respectively.

(3) As used in the table above, EBITDA consists of earnings before interest, income taxes, depreciation, and amortization. We believe that, because EBITDA is a measure of financial performance, it is useful to investors as an indicator of a company's ability to fund its operations and to service or incur debt. EBITDA is not a measure calculated under accounting principles generally accepted in the United States. Other companies may calculate EBITDA differently. It is not an alternative to operating income as an indicator of our operating performance or an alternative to cash flows from operating activities as a measure of liquidity and investors should consider these measures as well.

(4) Adjusted EBITDA excludes non-recurring, non-cash stock compensation, including $2.38 million in non-recurring, non-cash stock compensation paid to Kevin Harrington, Tim Harrington and Mel Arthur during the six month period ended June 30, 2001.

                     SUMMARY UNAUDITED PRO FORMA INFORMATION

         The following summary unaudited pro forma combined financial data has been derived from and should be read together with the unaudited pro forma combined financial statements and related notes. This information is based on the historical consolidated balance sheets and related historical consolidated statements of income of Thane and Reliant, giving effect to the merger using the purchase method of accounting for business combinations. The summary unaudited pro forma combined financial data also reflects the refinancing of Thane's credit facilities. See "Thane International, Inc. Financial Statements" and "Reliant Interactive Media Corp. Financial Statements."

         The companies may have performed differently had they always been combined. You should not rely on the summary unaudited pro forma combined financial data as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the merger. This information is for illustrative purposes only.

                                                                 SIX MONTHS ENDED                  YEAR ENDED
                                                                SEPTEMBER 30, 2001               MARCH 31, 2001
                                                                ------------------               --------------
                                                                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
     Total revenues..................................                   $200,820                    $291,635
     Income from operations..........................                     15,156                      31,916
     Income before income taxes......................                     13,459                      28,848
     Net income......................................                      8,075                      17,309
     Income per common share.........................                       0.22                        0.48
     Fully diluted income per common share...........                       0.21                        0.46

                                                              AS OF SEPTEMBER 30, 2001
                                                              ------------------------
     Total assets....................................                    $84,015
     Long-term debt, less current portion............                     10,738
     Stockholders' equity............................                     33,588

                           COMPARATIVE PER SHARE DATA

         Set forth below are the income, cash dividends, and book value per common share amounts for Thane and Reliant on a historical basis and for Thane on a pro forma combined basis per Thane-equivalent common share. The exchange ratios used in this table are 0.3440462 shares of Thane common stock for each share of Reliant common stock.

         The Thane pro forma combined data per Thane-equivalent common share was derived by combining the adjusted consolidated financial information of Thane and the historical consolidated financial information of Reliant using the purchase method of accounting for business combinations as described under "Unaudited Condensed Combined Pro Forma Financial Statements."

         The Thane pro forma combined data and the per Reliant-equivalent common share information shows the effect of the merger from the perspective of an owner of Reliant common stock. The information was computed by multiplying the Thane pro forma information by an assumed exchange ratio of 2.90658672 shares of Reliant common stock for each share of Thane common stock.

         You should read the information below together with our historical financial statements and related notes included in this document. See "Thane International, Inc. Financial Statements" and "Reliant Interactive Media Corp. Financial Statements." The unaudited pro forma combined data below is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on this information to be indicative of the historical results that would have been achieved had the companies always been combined or the future results that Thane will experience after the merger.

                                                                                                PRO FORMA
                                                            HISTORICAL                         COMBINED OF
                                           ----------------------------------------------------------------
                                                                              PRO FORMA
                                            THANE             RELIANT        ADJUSTMENTS       THANE/RELIANT
                                           -------            ------           -------            -------
Net income per share:
   Basic(1)........................          $0.26             $0.23               ---              $0.22
   Diluted(1)......................          $0.26             $0.22               ---              $0.21
   Book value at the end of period
   (in thousands)(2)...............        $13,542            $5,467           $14,579            $33,588

------------------

(1) Calculated for Thane for the six month period ended September 30, 2001 and for Reliant for the six month period ended June 30, 2001.

(2) Calculated for Thane as of September 30, 2001 and for Reliant as of June 30, 2001.

                                  RISK FACTORS

        When you decide whether to vote for adoption of the merger agreement and approval of the merger, you should consider the following factors in conjunction with the other information included in this proxy statement/prospectus.

                       RISK FACTORS RELATED TO THE MERGER

WE MAY FACE CHALLENGES IN INTEGRATING THANE AND RELIANT AND MAY NOT REALIZE THE EXPECTED BENEFITS OF THE MERGER.

        The full benefits of the merger will require the integration of Thane's and Reliant's administrative, finance, sales and marketing organizations, the coordination of Thane's and Reliant's sales efforts and the implementation of appropriate operational, financial and management systems and controls. This will require substantial attention from the senior management teams of Thane and Reliant, which have limited experience integrating the operations of companies of the size of Thane and Reliant and whose members have not worked together previously as one team. The diversion of management attention, as well as any other difficulties that may be encountered in the transition and integration process, could have an adverse affect on our business, financial condition or results of operations. There can be no assurance that we will be able to integrate the operations of Thane and Reliant successfully.

CERTAIN RELIANT OFFICERS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE MERGER AGREEMENT AND THE MERGER.

        Some of the executive officers of Reliant have interests in the merger that are different from, or are in addition to, your interests as a Reliant stockholder. In particular, Messrs. Kevin Harrington, Timothy Harrington and Mel Arthur will enter into new employment agreements with Reliant effective as of the closing date of the merger. In addition to providing an annual compensation increase of $50,000 to each of these executives, the employment agreements provide for:

    - closing date cash signing bonuses in an aggregate amount of $3.5 million;

    - incentive compensation equal to an aggregate of 10% of Reliant's earnings in excess of certain earnings targets; and

    - up to 1,563,147 options in the aggregate with a strike price of par value per share over a three year period if Reliant's earnings meet certain earnings targets.

        As a result, these executive officers could be more likely to support the merger, and the board of directors of Reliant could be more likely to vote to approve the merger, than if they did not hold these interests. You should consider whether these interests may have influenced these executive officers to support the merger.

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR THE THANE COMMON STOCK, AND THEREFORE RELIANT STOCKHOLDERS CANNOT BE CERTAIN OF THE MARKET VALUE OF THE THANE COMMON STOCK THEY WILL RECEIVE IN THE MERGER.

        Prior to the merger, there has been no public market for the Thane common stock and there can be no assurance that an active market for the Thane common stock will develop or continue after the closing of the merger. Accordingly, no assurance can be given as to the liquidity of the market for the Thane common stock or the price at which any sales of shares of Thane common stock may occur in the future. The price for the Thane common stock will depend, in part, upon a number of factors beyond the control of Thane, including:

    -   liquidity of the market for the Thane common stock;

    -   investor perceptions of Thane;

    - changes in conditions or trends in Thane's industry or publicly traded comparable companies;

    -   adverse publicity which Thane may suffer; and

    -   general economic and other conditions.

        Upon the consummation of the merger, there will be approximately 36,562,389 shares of Thane common stock outstanding, of which approximately 1,585,267 shares will be freely tradeable in the public market without restrictions. Sales in the public market of a substantial number of shares immediately following completion of the merger could depress the market price of the Thane common stock.

$2.4 MILLION OF THANE COMMON STOCK TO BE RECEIVED BY THE RELIANT STOCKHOLDERS WILL BE HELD IN AN ESCROW ACCOUNT.

        The merger agreement provides that, at the time of the closing of the merger, shares of Thane common stock having a market value of $2.4 million will be delivered to Citibank, N.A. on behalf of Messrs. Kevin Harrington, Timothy Harrington and Mel Arthur to provide indemnification to Thane for any breach by Reliant of any of its representations, warranties or covenants set forth in the merger agreement. If Thane successfully asserts indemnification claims that, in the aggregate, exceed $200,000 while the escrowed shares remain in the escrow account, the escrowed shares will be returned to Thane to satisfy such indemnification. The escrowed shares are to remain in the escrow account until the later of 18 months after the effective time of the merger or the resolution of any indemnification claims made during such period.


  RISK FACTORS RELATED TO THE BUSINESS AND OPERATIONS OF THANE AND RELIANT AS A
                                COMBINED COMPANY

        The risks set forth below are a number of the risks relating to the business and operations of Thane and Reliant that could affect the business of the combined company after the merger.

WE ARE A RAPIDLY GROWING COMPANY, AND OUR FAILURE TO PROPERLY MANAGE OUR GROWTH MAY ADVERSELY AFFECT OUR BUSINESS.

        Our business, financial performance and results of operations may be adversely affected if we are unable to effectively manage our existing operations or our anticipated growth. Thane has grown significantly over the past four years, with an increase in net revenues from $14.0 million in fiscal 1997 to $191.6 million in fiscal 2001 and to $136.5 million for the six months ended September 30, 2001. This recent growth and our anticipated growth has placed significant demands on our management as well as on our administrative, operational and financial resources. As a result, we may not have sufficient resources to sustain and effectively manage any additional growth. The expansion of our business to take advantage of new market opportunities will require significant management expertise, attention and financial resources. To manage additional growth we will be required to:

    -   Expand our sales, marketing and customer support organizations;

    -   Attract and retain additional qualified personnel;

    - Invest in the development or enhancement of our current services and develop new services that meet changing industry needs; and

    - Develop systems, procedures or controls to support the expansion of our operations.

        Our growth is dependent upon our ability to meet the merchandise, timing and service demands of an expanding customer base. There can be no assurance that we will be able to continually identify and offer new merchandise that appeals to our customer base or that the introduction of new merchandise categories or new marketing or distribution strategies will be successful or profitable, or that any such efforts will achieve sustainable acceptance in the market.

WE MAY NOT BE SUCCESSFUL IN DEVELOPING AND MARKETING NEW PRODUCTS.

        Our business operations and financial performance depends on our ability to develop or acquire the rights to new products on a consistent basis. In the direct marketing industry, the average product life cycle varies from six months to four years, based on numerous factors, including competition, product features, the distribution channels utilized, cost of goods sold and effectiveness of advertising. Less successful products have shorter life cycles. The majority of our products are brought to us by inventors and other owners, with whom we negotiate marketing agreements. The competition for marketing rights is intense and is based primarily upon proceeds to the product owner, our reputation and our commitment and ability to market the product. There can be no assurance that we will be successful in developing or acquiring rights to quality products.

        We select new products based upon management's expertise and limited market studies. We spend between $50,000 and $350,000 to test market a product and produce an initial direct response TV program. As a result, we need to develop or acquire the rights to quality products that have sufficient margins and consumer appeal to justify their acquisition and development costs. There can be no assurance that the products we select for acquisition and marketing will generate sufficient revenues to justify their acquisition and development costs. For the past four years, 13 of our products have provided 90.9% of our revenues while the 350 other products marketed during this period provided the remainder. Consequently, our business and results of operations are dependent on the disproportionate success of a small group of products. Our sales and profitability would be adversely affected if we are unable to develop or acquire the rights to a sufficient number of premium quality, premium priced products that satisfy our direct marketing criteria.

OUR FINANCIAL PERFORMANCE MAY BE HARMED IF UNFAVORABLE ECONOMIC CONDITIONS ADVERSELY AFFECTED CONSUMER SPENDING.

        The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, taxation and interest rates. Other events that adversely affect the economy, such as the terrorist acts that occurred on September 11, 2001, diminish the willingness of consumers to purchase nonessential items, such as our products. There can be no assurance that consumer spending will not be affected by adverse economic conditions, thereby adversely affecting our business, financial condition and results of operations.

WE FACE COMPETITION FROM MANY OTHER TYPES OF COMPANIES FOR CUSTOMERS.

        The markets for our merchandise are highly competitive, and the recent growth in these markets has encouraged the entry of many new competitors as well as increased competition from established companies. There are no significant barriers to entry in the direct marketing industry. Within each of our merchandise categories we have significant competitors and may face increased competition from new entrants or existing competitors who focus on market segments currently served by us. These competitors include large and small retailers, other direct marketing companies, including some with direct response television programs, and international competitors. Some of the large retail operations have recently begun, or indicated that they intend to begin, selling products through direct response marketing methods. Many of these competitors are larger and have significantly greater financial, marketing and other resources than we do. Increased direct response marketing programs by our competitors may adversely affect response rates to our own direct response television marketing, which would directly affect our margins. There can be no assurance that we will be able to maintain or increase our market share in the future. Any failure of our business to compete successfully would materially and adversely affect our financial condition and results of operations.

OUR SALES ARE SUBJECT TO CHANGES IN CONSUMER PREFERENCES.

        Our merchandise is subject to changing consumer preferences. A shift in consumer preferences away from the merchandise that we offer could have a material adverse effect on our business, financial condition and results of operations. Our future success depends in part on our ability to anticipate and respond to changes in consumer preferences and there can be no assurance that we will respond in a timely or effective manner. Failure to anticipate and respond to changing consumer preferences could lead to, among other things, lower sales of our products, significant markdowns or write-offs of inventory, increased merchandise returns, and lower margins, which would have a material adverse effect on our business, financial condition and results of operations.

WE DEPEND ON THIRD PARTY MANUFACTURERS AND SERVICE PROVIDERS FOR MANY OF OUR ACTIVITIES.

        Substantially all of our products are manufactured by other companies, primarily in the far east. In addition, we utilize other companies to fulfill orders placed for our products and to provide telemarketing services. If our suppliers are unable, either temporarily or permanently, to deliver products or provide services to us in a timely and cost effective manner, it could have an adverse effect on our business, financial condition and results of operations. Since the period of time between the development of a product by our product development department until the first sale of such product is typically short, it is critical that our product manufacturers quickly produce high-quality, reasonably priced products for us to sell. However, because our primary product manufacturers are foreign companies which require longer lead times for products, any delay in production or delivery would adversely affect sales of the product and our business, financial condition and results of operations.

OUR FINANCIAL PERFORMANCE WOULD BE HARMED IF WE SUFFER DISRUPTIONS IN OUR ABILITY TO FULFILL ORDERS.

        Our ability to provide effective customer service, efficiently fulfill orders and distribute merchandise depends, to a large degree, on the efficient and uninterrupted operation of the manufacturing and related call centers, distribution centers, management information systems run by third parties and on the timely performance of other third parties such as shipping companies and the United States Postal Service. Any material disruption or slowdown in our manufacturing, order processing or fulfillment systems resulting from strikes or labor disputes, telephone down times, electrical outages, mechanical problems, human error or accidents, fire, natural disasters, adverse weather conditions or comparable events could cause delays in our ability to receive and distribute orders and may cause orders to be lost or to be shipped or delivered late. As a result, customers may cancel orders or refuse to receive goods on account of late shipments that would result in a reduction of net sales and could mean increased administrative and shipping costs. Our success depends in part on our maintaining high quality customer service and any failure to do so could adversely affect our business, financial condition or results of operations.

WE MAY NOT BE ADEQUATELY PROTECTED AGAINST INFRINGEMENT OF OUR INTELLECTUAL PROPERTY RIGHTS.

        We regard our service marks, trademarks, trade secrets and similar intellectual property as critical to our success. We rely on trademark and copyright law, trade secret protection and confidentiality, license and other agreements with employees, customers, strategic partners and others to protect our proprietary rights, and have also pursued and applied for the registration of our trademarks and service marks in the United States. The steps we have taken to protect our intellectual property may not be adequate, and third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are sold. Our ability to adequately protect our intellectual property rights could have an adverse effect on our business, financial condition or results of operations.

WE MAY BECOME SUBJECT TO LIABILITY FOR INFRINGING THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS.

        From time to time we receive allegations that claim we have infringed on third-party intellectual property rights. On occasion we have agreed to refrain from selling some merchandise at the request of third parties alleging infringement. To date, these claims have not had a material adverse effect on our business. However, future infringement claims, if directed at key items of our merchandise or our material intellectual property, could have a material adverse effect on our business, financial condition or results of operations.

WE MAY EXPERIENCE MERCHANDISE RETURNS OR WARRANTY CLAIMS IN EXCESS OF OUR EXPECTATIONS.

        As part of our customer service commitment, we maintain a liberal merchandise return policy that allows customers to return any merchandise, virtually at any time and for any reason, and regardless of merchantable condition. In addition, we offer warranties on all of our products. We make allowances in our financial statements for anticipated merchandise returns and warranty claims based on historical return rates. There can be no assurance that actual merchandise returns and warranty claims will not exceed our allowances. In addition, because our allowances are based on historical return rates, there can be no assurance that the introduction of new merchandise, changes in the merchandise mix or other factors will not cause actual returns to exceed return allowances. Any significant increase in merchandise returns and warranty claims or merchandise returns and warranty claims that exceed our allowances could adversely affect our business, financial condition and results of operations.

WE MUST BE ABLE TO ACQUIRE AND EFFECTIVELY USE MEDIA TIME TO SELL PRODUCTS AND BUILD CUSTOMER AWARENESS AND BRAND LOYALTY.

        We must have access to media time to televise our direct response television programming on cable and broadcast networks, network affiliates and local stations. We purchase a significant amount of media time from cable television and satellite networks, which assemble programming for transmission to cable system operators. If demand for airtime increases, cable system operators and broadcasters may limit the amount of time available for these broadcasts. Larger multiple cable system operators also sell `dark' time, (i.e., the hours during which a network does not broadcast its own programming) to third parties which may cause prices for such media to rise. Significant increases in the cost of media time or significant decreases in the available access to media could adversely affect our business, financial condition and results of operations. In addition, periodic world events may limit our access to air time and reduce the number of persons viewing our direct response programming in one or more markets, which would adversely affect our business, financial condition and results of operations for these periods.

        Recently, international media suppliers have begun to negotiate for fixed media rates and minimum revenue guarantees, each of which increase our cost of media and risk. In addition to acquiring adequate amounts of media time, our business depends on our ability to manage efficiently our purchases of media time, by analyzing the need for, and making purchases of, long term media and spot media. We must also properly allocate our available airtime among our current library of direct response television programs. If we cannot use all of the media time we have acquired, we attempt to sell our excess media time to others. However, we cannot assure you that we will be able to use or sell any excess media time. Whenever we make advance purchases and commitments to purchase media time, we must manage the media time effectively, because the failure to do so could adversely affect our business, financial condition and results of operations.

OUR OPERATIONS WILL DEPEND ON OUR ABILITY TO ATTRACT, RETAIN AND INTEGRATE KEY PERSONNEL.

        Our business operations depend on the continued services of our executive officers and other key personnel, including Messrs. William Hay, Denise DuBarry-Hay, Mark Taylor, Kevin Harrington, Tim Harrington, Mel Arthur, Andrew Tobias, Denise Kovac and Amir Tukulj. Competition for highly-skilled personnel is intense in our industry. During the pre-merger and integration phases, competitors may intensify their efforts to recruit our key employees. We may not be able to successfully retain the key personnel of Thane or Reliant or identify, attract and retain other highly-skilled personnel in a timely and effective manner. The loss of services of any of the key members of our management team, the failure to attract and retain other key personnel or recruit new personnel could disrupt our operations and have an adverse effect on the productivity and morale of our employees. Even though we currently have "key-man" insurance covering certain executives, this insurance may not adequately compensate us for the loss of their services.

WE MAY BE REQUIRED TO COLLECT SALES TAX.

        At present, we do not collect sales or other similar taxes in respect of direct shipments of goods to consumers in most states. However, various states have sought to impose state sales tax collection obligations on out-of-state direct marketing companies. A successful assertion by one or more states that we should have collected or be collecting sales taxes on the direct sale of our merchandise would have a material adverse effect on our business, financial condition and results of operations.

OUR INTERNATIONAL OPERATIONS MAKE US SUSCEPTIBLE TO GLOBAL ECONOMIC FACTORS AND FOREIGN LEGAL ISSUES, BUSINESS PRACTICES AND CURRENCY FLUCTUATIONS.

        Substantially all of the merchandise we sell is manufactured overseas by third parties. For the fiscal year 2001 and the six month period ended September 30, 2001, 11.0% and 28.1%, respectively, of our revenues were derived from sales to our international distributors and strategic partners. Our international operations are subject to particular risks, including:

    -   Effects of possible adverse political and economic conditions;

    - Fluctuations in the value of the U.S. dollar relative to other currencies and among foreign currencies;

    -   Potentially adverse tax consequences;

    - Effects of the policies of the United States and foreign governments on foreign trade;

    -   Reduced protection for intellectual property rights in some countries;

    -   Unexpected changes in regulatory requirements; and

    -   Cost of adapting our marketing to foreign markets.

        If we do not realize the expected results from international operations, it could adversely affect our business, financial condition and results of operations.

WE MAY BE EXPOSED TO PRODUCT LIABILITY CLAIMS BY CONSUMERS.

        We may be exposed to potential liability from damage claims by users of our products. Where we are able to obtain contractual indemnification rights against these liabilities from the manufacturers of the products, we may have difficulty collecting for such claims. While we generally require our manufacturers to carry product liability insurance, we cannot be certain that manufacturers will maintain this insurance or that their coverage will be adequate to cover all claims. In addition, we cannot be certain that we will be able to maintain our insurance coverage or obtain additional coverage on acceptable terms, or that our insurance will provide adequate coverage against all claims.

THANE'S EXISTING STOCKHOLDERS WILL HAVE SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE MERGER.

        Thane's existing stockholders, in the aggregate, will beneficially own approximately 89.1% of our fully diluted shares of voting stock after the merger, with H.I.G. Direct Marketing Holdings, Inc. owning approximately 61% of our fully diluted shares. As a result of its ownership, H.I.G. will have the ability to elect a majority of our board of directors and control the outcome of all stockholders' votes, including votes concerning directors, elections, charter and bylaw amendments, and possible mergers, corporate control contests, and other significant corporate transactions. This concentration of stock ownership could have the effect of preventing or delaying a change of control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could harm the market price of our common stock or prevent our stockholders from realizing a takeover premium over the market price for their shares of common stock.

WE WILL HAVE ANTI-TAKEOVER DEFENSE PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS THAT MAY DETER POTENTIAL ACQUIRORS AND DEPRESS OUR STOCK PRICE.

        Our certificate of incorporation and bylaws will contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions:

    - divide our board of directors in three classes, each of which serve "staggered" three year terms;

    - authorize our board of directors to issue "blank check" preferred stock and determine the powers, preferences and privileges of those shares without prior stockholder approval;

    -   prohibit the right of our stockholders to act by written consent;

    -   limit the calling of special meetings of stockholders; and

    - impose a requirement that holders of 66 2/3% of the outstanding shares of common stock are required to amend the provisions relating to director classification, actions by written consent of stockholders and the limitations of calling special meetings.

        Our debt instruments may also contain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting, control of us.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In this proxy statement/prospectus there are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Exchange Act of 1934, which are usually identified by the use of words such as "will," "anticipates," "believes," "estimates," "expects," "projects," "forecasts," "plans," "intends," "should" or similar expressions. Thane and Reliant intend those forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and are included in this proxy statement/prospectus for purposes of complying with these safe harbor provisions.

        These forward-looking statements reflect current views about the relevant company's plans, strategies and prospects, which are based on the information currently available and on current assumptions.

        Although each company believes that its plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, it can give no assurance that the plans, intentions or expectations will be achieved. Listed below and discussed elsewhere in this proxy statement/prospectus are some important risks, uncertainties and contingencies which could cause each company's actual results, performances or achievements to be materially different from the forward-looking statements made in this proxy statement/prospectus. These risks, uncertainties and contingencies include, but are not limited to, the following:

    - the risk that the businesses of Thane and Reliant will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

    - expected efficiencies and cost savings from the merger may not be fully realized or realized within the expected time frame;

    -   revenues following the merger may be lower than expected;

    - operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with suppliers and employees, may be greater than expected;

    - recessionary trends in general or in specific areas where Thane and Reliant operate;

    -   competitive pricing and other competitive pressures;

    - other economic, business, competitive and/or regulatory factors affecting Thane's and Reliant's business generally; and

    - other factors discussed under the heading "Risk Factors" and elsewhere in this proxy statement/prospectus.

        We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties and you should not place undue reliance on those statements.

                           THE RELIANT SPECIAL MEETING

        We are furnishing this proxy statement/prospectus in connection with Reliant's solicitation of proxies from the holders of Reliant common stock for use at the special meeting of the stockholders. We are first mailing this proxy statement/prospectus and accompanying form of proxy to the stockholders of Reliant on or about February ___, 2002.

DATE, PLACE AND TIME

        The special meeting is scheduled to be held at Reliant's offices, located at 2701 North Rocky Point Drive, Suite 200, Tampa, Florida 33607, on March __, 2002, at 10:00 a.m. local time.

PURPOSE OF THE SPECIAL MEETING

        The purpose of the special meeting is to consider and take action upon the merger agreement and the merger and such other matters as may be appropriate for consideration at the special meeting. The Reliant board of directors has determined that the merger is fair and advisable to and in the best interests of Reliant and the Reliant stockholders and unanimously approved the merger agreement and the merger and unanimously recommends that the stockholders of Reliant vote for approval and adoption of the merger agreement and the merger.

RECORD DATE AND STOCK ENTITLED TO VOTE

        Owners of record of shares of Reliant common stock at the close of business on January __, 2002, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting. Reliant's common stock is the only class of voting securities of Reliant. On the record date, approximately 11,583,621 shares of common stock were issued and outstanding and entitled to vote at the special meeting. Owners of record of Reliant common stock on the record date are each entitled to one vote per share on the approval and adoption of the merger agreement and the merger.

QUORUM REQUIREMENT

        A quorum of Reliant stockholders is necessary to have a valid meeting. A majority of the shares of Reliant common stock issued and outstanding and entitled to vote on the record date must be represented in person or by proxy at the special meeting in order for a quorum to be established. Abstentions and "non-votes" count as present for establishing a quorum. A broker "non-vote" occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of shares outstanding on the record date is required to approve the merger agreement and the merger. An abstention or a broker "non-vote" will have the same effect as a vote against the proposal. Messrs. Kevin Harrington, Timothy Harrington and Mel Arthur beneficially own approximately 62.69% of Reliant's common stock. Messrs. Kevin Harrington, Timothy Harrington and Mel Arthur have agreed to vote all of their shares of Reliant common stock in favor of the merger agreement and the merger.

VOTING YOUR SHARES

        You may vote your shares at the meeting or by proxy. Reliant recommends you vote by proxy, even if you plan on attending the special meeting. Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Reliant, your shares will be voted in favor of the merger agreement and the merger. You may vote by proxy by completing the enclosed proxy card, signing, dating and mailing it in the enclosed postage pre-paid envelope. If you sign a proxy card and return it without specific voting instructions, the shares represented by the proxy will be voted "FOR" the proposal presented at the special meeting.

        You may abstain from voting for any of the proposals by properly marking the abstain box on the proxy for the proposal.

        If you hold your shares in "street name" (i.e., in the name of a broker, bank or other record holder), you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the special meeting.

REVOCATION OF PROXY

        You may revoke a proxy at any time prior to the time the proxy is to be voted at the special meeting by:

    - delivering (including by telegram or facsimile) prior to the special meeting a written notice of revocation of proxy to the corporate secretary of Reliant;

    - delivering prior to the special meeting a duly executed proxy bearing a later date than the initial proxy; or

    -   attending the special meeting and voting in person.

        Your presence at the special meeting will not itself automatically revoke your proxy. If not revoked, the proxy will be voted in accordance with the instructions indicated on the proxy, or, if no instructions are indicated on a properly executed proxy, such proxy will be voted "FOR" the approval and adoption of the merger agreement and the merger.

PROXY SOLICITATION

        Thane and Reliant will bear equally the costs of printing and mailing this proxy statement/prospectus. Reliant will bear the costs of soliciting proxies from its stockholders. In addition to soliciting proxies by mail, directors, officers and employees of Reliant, without receiving additional compensation, may solicit proxies by telephone, by facsimile or in person. Arrangements may also be made with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of shares held of record by such persons, and Reliant will reimburse such brokerage firms, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

        Holders of Reliant common stock should not send their stock certificates with their proxy cards. If the merger is completed, a separate letter of transmittal will be mailed to stockholders which will enable each of them to receive stock certificates for Thane common stock.

RIGHTS OF DISSENTING OWNERS

        Reliant is organized under Nevada law. Under Nevada law, Reliant stockholders have the right to dissent and receive the appraised value of their shares in connection with the merger. For more information on your dissenters rights, see the section entitled "Rights of Dissenting Owners" on page 46. You should also see Sections 92A.300 through 92A.500 of the Nevada Revised Statutes, which are attached as Appendix B to this proxy statement/prospectus.

OTHER MATTERS BROUGHT BEFORE THE SPECIAL MEETING

        It is not expected that any matter not referred to in this proxy statement/prospectus will be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxies will have discretion to vote on such matters according to their best judgment. The grant of a proxy will also confer discretionary authority on the persons named in the proxy as proxy appointees to vote in accordance with their best judgment on matters incidental to the conduct of the special meeting.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        In considering the recommendations of the Reliant board of directors with respect to the merger, you should be aware that certain officers and directors of Reliant have personal interests in the merger that are different from, or in addition to, the interests of most Reliant stockholders.

        In connection with the merger, Reliant will enter into new employment agreements with Kevin Harrington, Timothy Harrington and Mel Arthur. These employment agreements commence on the closing date of the merger. In addition to providing an annual compensation increase of $50,000 to each of these executives, the employment agreements provide for:

    - cash signing bonuses, to be paid on the closing date of the merger, in the amount of $1.5 million for Kevin Harrington and $1.0 million to each of Timothy Harrington and Mel Arthur;

    - incentive compensation for these executives equal to an aggregate of 10% of Reliant's earnings before interest and income taxes in excess of $7.0 million in the fiscal year ended March 31, 2002, $9.0 million in the fiscal year ended March 31, 2003 and $12.0 million in the fiscal year ended March 31, 2004; and

    - up to 1,563,147 options in the aggregate with a strike price of par value per share to be issued to the executives over a three year period if Reliant's earnings before interest and income taxes equals or exceeds $10.0 million in the fiscal year ended March 31, 2002, $13.0 million in the fiscal year ended March 31, 2003 and $16.0 million in the fiscal year ended March 31, 2004. In the event that Reliant's earnings before interest and income taxes equals or exceeds one half of these target numbers in each respective fiscal year, the executives will be able to earn a ratable portion of the total options available in each fiscal year.

                                   THE MERGER

GENERAL

        Both the Reliant board of directors and the Thane board of directors have approved the merger agreement and the merger. The merger agreement provides that Thane will acquire Reliant by merging a wholly-owned subsidiary of Thane that we call the merger subsidiary with and into Reliant. As a result of the merger, Reliant will become a wholly owned subsidiary of Thane.

BACKGROUND OF THE MERGER

        Between February and June 2000, William Hay, chairman and chief executive officer of Thane, Kevin Harrington, chief executive officer of Reliant, and Sami Mnaymneh, representing H.I.G. Direct Marketing Holdings, Inc., Thane's largest stockholder, had several discussions exploring the possibility of merging the two companies. After these discussions, they concluded that there was no immediate opportunity for the two companies to merge because the proposed structure would have involved Reliant going private. Reliant instead pursued a business combination opportunity with another company. Over the next twelve months, Thane continued to monitor Reliant's business.

        Between October 13, 2001 and October 17, 2001, Kevin Harrington and the other members of Reliant's board of directors attended the national trade association convention, the Electronic Retailing Association ("ERA"), in Las Vegas. William Hay and other Thane representatives also attended the ERA convention. While attending the ERA convention, Kevin Harrington, Tim Harrington, president of Reliant, and Mel Arthur, executive vice president of Reliant, met with Mark Taylor, president and chief operating officer of Thane, and Denise Kovac, president of the Thane Distribution Group, to explore selling certain of Reliant's products on a royalty basis through Thane's wholesale distribution channels. Tim Harrington and Mark Taylor also discussed the possibility of Reliant selling some of Thane's products. Subsequently, Mark Taylor discussed these ideas with William Hay. They determined that further discussions with Reliant about a possible business combination were warranted. After consulting with the key members of Thane's management team, it was decided to reopen the merger negotiations with Reliant.

        On October 23, 2001 William Hay and Kevin Harrington held discussions by phone to discuss Thane's potential interest in entering into a business combination or similar transaction with Reliant. During this conversation, Kevin Harrington informed William Hay that Reliant was considering several other options to bring additional equity capital into Reliant, including an application for listing on the American Stock Exchange and a proposed $15.0 million to $25.0 million equity investment by a major New York financier. On the same day, William Hay and Kevin Harrington had a follow up meeting where Reliant entered into a confidentiality agreement and more detailed discussions ensued. Over the course of October 23rd and 24th, William Hay and Kevin Harrington had several phone conversations, some of which included all the members of Reliant's board of directors. The purpose of these discussions was to exchange more information about Thane and Reliant. As a result of these discussions, a meeting between Thane representatives and Reliant representatives was scheduled for November 2, 2001 to determine if a merger between the two companies was the best way for Reliant to obtain the equity infusion it required.

        On November 2, 2001, William Hay, Mark Taylor and Denise Kovac of Thane and Sami Mnaymneh and Steven Martinez of H.I.G. met with various representatives of Reliant at their offices in Tampa. After touring the offices and making introductions of its key employees, William Hay made a presentation to Reliant's board of directors and several consultants retained by Reliant in connection with the proposed transaction. This presentation included a financial overview of Thane, a discussion of its infrastructure and corporate divisions, projections for the remainder of Thane's fiscal year and a discussion of the synergies between Thane and Reliant. During the presentation, representatives of Reliant requested additional information about Thane, which was provided. Later that day, Kevin Harrington made a presentation to Thane and its representatives that consisted primarily of a discussion of Reliant's infrastructure, its employees' duties, and Reliant's products in their various stages of development.

        After several hours of discussion, William Hay, Sami Mnaymneh and Reliant's board of directors reconvened to discuss a possible deal structure. During this meeting, William Hay presented an initial draft of a letter of intent that contemplated a business combination of the two companies that would result in the Reliant stockholders owning approximately 8% of the combined company. Thane also required that the top three executives of Reliant agree to long-term employment commitments.

        Reliant's board of directors met with their consultants to discuss the proposal privately. After lengthy discussions, it was unanimously decided that, if a due diligence investigation of Thane confirmed the accuracy of the information provided by William Hay, the proposed transaction would be in the best interests of Reliant and its stockholders. The board required, however, that the letter of intent be revised to provide that the Reliant stockholders would receive approximately 10.9% of the outstanding stock of the combined company in the merger. In addition, any future options awarded to management would be in addition to the 10.9% of stock received in the merger.

        After Mr. Hay and Mr. Mnaymneh discussed Reliant's counterproposal, on November 3, 2001, Mr. Hay faxed a revised letter of intent, signed by Mr. Hay and Mr. Mnaymneh, to Karl Rodriguez in Reliant's Tampa offices. The revised letter of intent reflected Reliant's counterproposal regarding stock ownership. It also provided that Reliant's executive management group agree to enter into three-year employment agreements with the combined company. These employment agreements also provided for additional incentive compensation and stock option awards based upon Reliant reaching certain earnings benchmarks. Reliant's board reviewed and approved the revised letter of intent, and it was executed by each of Kevin Harrington, Tim Harrington and Mel Arthur and returned to Thane that day.

        During the weeks of November 5, 2001 and November 12, 2001, Thane's financial and legal due diligence teams visited Reliant's offices in Tampa, Florida.

        During the week of November 12, 2001, Reliant's financial and legal due diligence teams visited Thane's offices in La Quinta, California.

        On November 15, 2001, Reliant's entire board of directors visited the offices of Thane to continue their due diligence examination of Thane over the course of the next two days. Karl Rodriguez remained in La Quinta through November 19, 2001 to complete the legal due diligence examination.

        Between November 19, 2001 and November 21, 2001, William Hay with the assistance of Thane's legal advisors and Kevin Harrington and Karl Rodriguez held numerous telephonic discussions regarding the status of negotiations of the proposed merger and on November 21, 2001, the final terms of the transaction were agreed upon.

        On November 23, 2001, Thane's board of directors approved the merger and the merger agreement by unanimous written consent.

        On November 23, 2001, Reliant's board of directors held a special meeting to review the terms of the transaction with Thane. The Reliant board of directors voted unanimously to approve the merger and the merger agreement.

        On November 26, 2001, Reliant and Thane executed a definitive merger agreement. On November 26, 2001, Reliant and Thane issued a joint press release announcing the merger.

        During the week of November 26, 2001, Thane and Reliant discussed the possibility of changing the structure of the proposed transaction in order to realize additional cost savings.

        Between November 27, 2001 and December 5, 2001, William Hay with the assistance of Thane's legal advisors and Kevin Harrington and Karl Rodriguez held numerous telephonic discussions regarding the modified structure of the merger and on December 5, 2001, final terms of the transaction were agreed upon.

        On December 5, 2001, Thane's board of directors approved the merger and the amended and restated merger agreement by unanimous written consent.

        On December 5, 2001, Reliant's board of directors held a special meeting to review the modified terms of the transaction with Thane. The Reliant board of directors voted unanimously to approve the merger and the amended and restated merger agreement.

        On December 6, 2001, Reliant and Thane executed an amended and restated merger agreement and filed a Form 8-K with the SEC announcing the modified transaction.

RELIANT BOARD CONSIDERATIONS

        The decision of the Reliant board of directors to approve the merger was based upon its consultation with Reliant's management, as well as its financial, legal, accounting and other advisors, and was based upon various factors which when considered as a whole and balancing the positive and negative aspects of each factor, separately and together, supported the board's decision to approve the merger. These factors included the following:

               (1) The financial condition, results of operations, business, technologies, services and products of Thane and Reliant, on both an historical and prospective basis, as well as current industry, economic and market conditions. In particular, the Reliant board of directors considered the following factors, all of which supported the board's decision to approve the merger:

            - The merger should provide the opportunity for Reliant stockholders to participate in a larger and better capitalized company in a transaction that is not expected to create taxable gain for the stockholders. The combined entity would have had pro forma revenues and EBITDA of $291.6 million and $31.9 million, respectively, for the fiscal year ending March 31, 2001.

            - The synergies of the merger are intended to create greater value for both companies: Thane can market Reliant's products through its distribution channels and Reliant can utilize Thane's low cost structure to enhance its profitability. For the six months ended June 30, 2001, less than 1.0% of Reliant's revenues are derived from international markets and less than 10.0% of its revenues are derived from non direct TV distribution channels in the U.S., as compared to 28.1% and 67.7% respectively for Thane during the six month period ended September 30, 2001. Thane and Reliant believe that the combined company will be able to generate significant revenues from channels other than direct response TV by leveraging Thane's multiple distribution channels and Reliant's product portfolio.

            - Management estimates that Reliant would have been able to save approximately $1.8 million in annual cost savings for fiscal 2000 as a result of utilizing Thane's cost structure for Reliant's operations, including $1.1 million in product and media financing costs, $339,000 in media commissions and $323,000 in credit card processing fees.

            - Over the next 12 months, management further estimates that the merged entity will be able to save an additional $2 million through volume purchasing and elimination of redundant costs including $750,000 in in-bound telemarketing fees, $500,000 in fulfillment expenses, $500,000 in manufacturing costs, $100,000 in redundant marketing costs and $150,000 in general and administrative expenses.

            - The combined company will have greater management expertise, both in terms of depth and breadth of executive personnel.

            - The combined company is expected to meet the initial listing requirements of the Nasdaq National Market, which would provide the Reliant stockholders with greater liquidity than they have with Reliant common stock trading on the over-the-counter market.

               (2) The reports and opinions of Reliant's management, and its legal and accounting advisors, including reports relating to the due diligence review which had been conducted regarding Thane's business, operations, technology, and possible synergistic and expansion opportunities for the two companies.

               (3) An analysis of the pro forma effect of the merger on the projected results of Reliant, the valuations offered in competing proposals, the capital requirements necessary to finance Reliant's growth strategy and the potential future industry developments.

               (4) A review with Reliant's legal counsel of the terms of the merger agreement, including the obligation of Reliant not to solicit or encourage other acquisition proposals, the circumstances under which either Reliant or Thane can terminate the merger agreement and the closing conditions to the merger.

               (5) The compatibility of the corporate cultures of Reliant and Thane.

        The Reliant board of directors also considered a variety of potentially negative factors in its deliberations concerning the merger, including the following factors:

    - The substantial costs expected to be incurred, primarily in the current or next few quarters, in connection with the merger, including the transaction expenses arising from the merger and costs associated with combining the operations of the two companies.

    - The risk that, despite the intentions and the efforts of the parties, the benefits sought to be achieved in the merger will not be achieved.

    - The risk that the market price of Reliant common stock might be adversely affected by the public announcement of the merger and the uncertainty of the price at which Thane common stock would trade after the merger.

    - The risk that despite the intentions and efforts of the parties, the key personnel of Reliant may not be retained by Thane.

    -   The other risks described above under "Risk Factors."

        The foregoing discussion of the information and factors considered by the Reliant board of directors is not intended to be exhaustive, but is believed to include all material factors considered by the Reliant board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Reliant board of directors did not find it possible to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Reliant board of directors may have given different weights to different factors. In the course of its deliberations, the Reliant board of directors did not establish a range of values for Thane and did not reach conclusions for each particular factor or set of factors considered throughout the process; however, based on the factors outlined above, including the opinion of its financial advisor described above, the Reliant board of directors determined that, on balance, the terms of the merger agreement as ultimately presented to it were fair to, and that the merger was in the best interests of, Reliant and its stockholders.

THANE BOARD CONSIDERATIONS

        The decision of the Thane board of directors to recommend the transaction for approval by the stockholders of Thane was reached following consultation with Thane management, as well as with its financial, legal and accounting advisors, and was based on various factors, including the following:

               (1) The financial condition, results of operations, business, technologies, services and products of Thane and Reliant, on both a historical and prospective basis, as well as the current industry, economic and market conditions. In particular, the Thane board of directors considered the following factors:

          - The ability of Thane to expand its offering of products and services to existing and new customers with the addition of Reliant's products and product pipeline.

          - Management estimates of immediate cost savings for the combined entity of approximately $1.8 million, including $1.1 million in product and media financing costs, $339,000 in media commissions and $323,000 in credit card processing fees, based on the utilization of Thane's cost structure for certain of Reliant's operating functions.

          - Management estimates of intermediate cost savings for the combined entity of an additional $2 million, including $750,000 in in-bound telemarketing fees, $500,000 in fulfillment expenses, $500,000 in manufacturing costs, $100,000 in redundant marketing costs and $150,000 in general and administrative expenses, based on volume purchasing and elimination of redundant costs.

          - The fact that Thane will have a larger and more diverse portfolio of products, which is expected to produce more stable revenues.

          - The fact that Thane would become a public company, which would provide the Thane stockholders with greater liquidity that they would have as stockholders of Thane as a private company.

          - The ability of the combined company, as a public company, to access the capital markets and to use its publicly traded stock as currency for acquisitions.

               (2) The reports and opinions of Thane management, and its legal, accounting and financial advisors, including reports relating to the due diligence review which was conducted regarding Reliant's business, operations, technology and possible synergistic and expansion opportunities for the two companies.

               (3) With the assistance of Thane financial advisors, an analysis of the premium to market price and multiples paid in other comparable merger and acquisition transactions, and an analysis of relative values of Thane and Reliant.

               (4) The terms of the issuance of Thane common stock provided in the merger, and specifically the length of time following the merger before which the Thane common stock received in the merger could be resold by key members of Reliant's management.

               (5) The ability of the combined company to successfully integrate its businesses.

        The Thane board of directors also considered a variety of potentially negative factors in its deliberations concerning the merger, including the following factors:

    -   The potential dilutive effect of the merger;

    - The potential negative impact on Thane's future earnings from the amortization of intangibles as a result of the merger;

    - The substantial costs expected to be incurred, primarily in the current or next few quarters, in connection with the merger, including the transaction expenses arising from the merger and costs associated with combining the operations of two companies;

    - The risk that the market price of Reliant common stock might be adversely affected by the public announcement of the merger, which could have an adverse effect on the valuation of the Thane common stock on a going-forward basis;

    - The risk that the Thane and Reliant management teams could not successfully manage an organization of considerably larger size, complexity and geographic scope;

    - The risk that, despite the intentions and efforts of the parties, the benefits sought to be achieved in the merger would not be achieved; and

    -   The other risks described above under "Risk Factors."

        The foregoing discussion of the information and factors considered by the Thane board of directors is not intended to be exhaustive but it is believed to include all the material factors considered by the Thane board of directors. In view of the variety of factors considered in connection with its valuation of the merger, the Thane board of directors did not find it possible and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Thane board of directors may have given different weights to different factors, particularly with respect to the liquidity to be obtained as a result of receiving registered shares of Reliant common stock. In the course of its deliberations, the Thane board of directors did not establish a range of values for Thane and did not reach conclusions for each particular factor or set of factors considered throughout the process; however, based on the factors outlined above, the Thane board of directors determined that, on balance, the terms of the merger agreement as ultimately presented to it were fair to, and that the merger was in the best interest of, Thane and its stockholders.

TAX CONSEQUENCES TO RELIANT STOCKHOLDERS

        The following discussion summarizes the principal United States federal income tax consequences of the merger. It is based on and subject to the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated under the Internal Revenue Code, administrative pronouncements and court decisions, each as available and in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations which could affect the tax consequences described herein. This discussion does not address all aspects of United States federal income taxation that may be important to you either in light of your particular circumstances or because you are subject to special rules, such as rules relating to:

    -   stockholders who are not citizens or residents of the United States;

    -   financial institutions;

    -   tax-exempt organizations;

    -   insurance companies;

    -   dealers or traders in securities;

    - real estate investment trusts, regulated investment companies or grantor trusts;

    - stockholders who acquired their shares of Reliant common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation or through a tax-qualified retirement plan; or

    - stockholders who hold their shares of Reliant common stock as part of a hedge, constructive sale, straddle or conversion transaction.

        This discussion assumes you hold your shares of Reliant common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

        Based on the above assumption and qualifications, the merger will result in the following U.S. federal income tax consequences to holders of Reliant common stock:

    - A holder of Reliant common stock will not recognize gain or loss on the exchange of Reliant common stock for Thane common stock pursuant to the merger;

    - The aggregate tax basis of the Thane common stock received by each holder of Reliant common stock pursuant to the merger will be equal to the aggregate tax basis of the Reliant common stock surrendered in exchange therefor; and

    - The holding period of the Thane common stock received by each holder of Reliant common stock will include the holding period for the Reliant common stock surrendered in exchange therefor.

        Each holder of Reliant common stock receiving Thane common stock as a result of the merger will be required to retain certain records and file with its federal income tax return a statement setting forth certain facts relating to the merger.

        If you exercise dissenters rights and receive cash consideration in exchange for your shares of Reliant common stock, you generally will recognize capital gain or loss equal to the difference between the cash you receive and your tax basis in the Reliant common stock as to which you exercised your dissenters rights.

        Capital gains of non-corporate stockholders are generally taxable at a maximum U.S. federal income tax rate that is lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if the stockholder's holding period in its shares is more than one year at the time the merger is completed. Capital gains of corporate stockholders generally are taxable at the regular tax rates applicable to corporations.

        Backup withholding may apply to cash payments made in connection with the merger. The current backup withholding rate is 30.5%, which rate is currently scheduled to be reduced to 30.0% for the year 2002. Backup withholding will not apply, however, to a stockholder who:

    - furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to Reliant stockholders following completion of the merger;

    - provides a certification of foreign status on Form W-8 or successor form; or

    -   is otherwise exempt from backup withholding.

        No information is provided in this document with respect to the tax consequences, if any, of the merger under applicable foreign, state, local, and other tax laws. No rulings have been or will be sought from the IRS concerning the tax consequences of the merger.

        We encourage each holder of Reliant common stock to consult its own tax advisor as to the particular tax consequences to it of the merger, including the applicability and effect of any state, local, foreign or other tax laws, and of changes in applicable tax law.

Tax Treatment of Reliant

        Based on the above assumptions and qualifications, Reliant will not recognize any gain or loss as a result of the merger.

Tax Treatment of Thane and merger subsidiary

        Based on the above assumptions and qualifications, neither Thane nor merger subsidiary will recognize any gain or loss as a result of the merger.

        THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL INFORMATION

ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF YOUR STATUS AND ATTRIBUTES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO YOU. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU, INCLUDING THE APPLICATION AND EFFECT OF UNITED STATES FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL AND OTHER TAX LAWS.

RESTRICTIONS ON SALES OF SHARES BY AFFILIATES OF RELIANT

        The shares of Thane common stock that will be issued in the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Thane common stock issued to any person who is deemed to be an "affiliate" of either Thane or Reliant at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control Thane or Reliant, including some of their officers and directors, as well as their principal stockholders. Any person deemed to be an affiliate of Thane or Reliant at the time of the special meeting may not sell their shares of Thane common stock acquired in the merger except pursuant to:

    - an effective registration statement under the Securities Act covering the resale of those shares;

    -   an exemption under paragraph (d) of Rule 145 under the Securities Act;
        or

    -   any other applicable exemption under the Securities Act.

        Thane's registration statement, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of Thane common stock to be received by affiliates of Reliant in the merger.

ACCOUNTING TREATMENT

        The acquisition will be accounted for as a purchase for financial reporting and accounting purposes, under the newly issued Statement of Financial Accounting Standard (SFAS) No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Thane will be treated as the acquiror for accounting purposes. The purchase price will be allocated to Reliant's assets and liabilities based upon the fair values of the assets acquired and liabilities assumed by Thane. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to SFAS No. 142, which changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment-only approach. A portion of the purchase price may be allocated to identifiable intangible assets. Any excess of the cost over the fair values of the net tangible and identifiable intangible assets acquired from Reliant will be recorded as goodwill. Goodwill and intangible assets with indefinite lives will not be amortized. Amortization will be required for identifiable intangible assets with finite lives. Any excess of fair value of net assets acquired over cost, or negative goodwill, is allocated as a pro rata reduction to all of the acquired assets except financial assets and current assets. Any remaining negative goodwill is recorded as an extraordinary gain. We have included unaudited pro forma financial information in this proxy statement/prospectus under the caption "Unaudited Condensed Combined Pro Forma Financial Statements" beginning on page 97. The pro forma adjustments and the resulting unaudited condensed combined pro forma financial statements were prepared based on available information and assumptions and estimates described in notes to the unaudited condensed combined pro forma financial statements. Thane has not made a final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed, and you should consider the allocation reflected in the unaudited condensed pro forma financial statements preliminary.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

        In considering the recommendations of the Reliant board of directors with respect to the merger, you should be aware that certain officers and directors of Reliant have personal interests in the merger that are different from, or in addition to, the interests of most Reliant stockholders.

        In connection with the merger, Reliant will enter into new employment agreements with Kevin Harrington, Timothy Harrington and Mel Arthur. These employment agreements commence on the closing date of the merger. In addition to providing an annual compensation increase of $50,000 to each of these executives, the employment agreements provide for:

    - cash signing bonuses, to be paid on the closing date of the merger, in the amount of $1.5 million for Kevin Harrington and $1.0 million to each of Timothy Harrington and Mel Arthur;

    - incentive compensation for these executives equal to an aggregate of 10% of Reliant's earnings before interest and income taxes in excess of $7.0 million in the fiscal year ended March 31, 2002, $9.0 million in the fiscal year ended March 31, 2003 and $12.0 million in the fiscal year ended March 31, 2004; and

    - up to 1,563,147 options in the aggregate with a strike price of par value per share to be issued to the executives over a three year period if Reliant's earnings before interest and income taxes equals or exceeds $10.0 million in the fiscal year ended March 31, 2002, $13.0 million in the fiscal year ended March 31, 2003 and $16.0 million in the fiscal year ended March 31, 2004. In the event that Reliant's earnings before interest and income taxes equals or exceeds one half of these target numbers in each respective fiscal year, the executives will be able to earn a ratable portion of the total options available in each fiscal year.

                     MATERIAL TERMS OF THE MERGER AGREEMENT

        The merger agreement, as well as the forms of several related agreements, are attached as appendices to this proxy statement/prospectus. Thane and Reliant encourage you to read the merger agreement and these related agreements in their entirety. These are the legal documents governing the merger and related transactions, and in the event of any discrepancy between the terms of these legal documents and the following summary, these legal documents will control.

GENERAL

        On December 6, 2001, Thane, Reliant and other affiliated parties entered into the merger agreement, as amended, which provides for the merger of a wholly-owned subsidiary of Thane, Reliant Acquisition Corporation, with and into Reliant, with Reliant being the surviving corporation. Attached to this proxy statement/prospectus as Appendix A is the merger agreement. Upon completion of the merger, Reliant will become a wholly-owned subsidiary of Thane.

        If the merger is completed, holders of Reliant common stock will no longer hold any interest in Reliant other than through their interest in shares of Thane common stock. They will become stockholders of Thane and their rights will be governed by Thane's certificate of incorporation and bylaws and the laws of the State of Delaware.

CLOSING; EFFECTIVE DATE

        The closing of the transactions contemplated by the merger agreement will occur at 11:00 a.m., eastern standard time, no later than the second business day after the conditions set forth in the merger agreement have been satisfied or waived, unless Thane and Reliant agree to another date and time.

        Reliant and Acquisition will file articles of merger with the Secretary of State of Nevada in accordance with the relevant provisions of Nevada law. The merger will become effective when the certificate of merger is filed with the Secretary of State of Nevada, or at such later time as we specify in the articles of merger.

        There can be no assurance that the conditions to the merger will be satisfied. Moreover, the merger agreement may be terminated by either Thane or Reliant under various conditions as specified in the merger agreement. Therefore, there can be no assurance as to whether or when the merger will become effective.

MERGER CONSIDERATION

        Upon the closing of the merger, holders of outstanding shares of Reliant common stock will be entitled to receive, on a pro-rata basis, 0.3440462 shares of Thane common stock for each share of Reliant common stock they held immediately prior to the merger. The Thane common stock consideration that Reliant stockholders receive in the merger is subject to escrow arrangements discussed below.

        No fractional shares of Thane common stock will be issued in the merger. Instead, if you would otherwise be entitled to receive a fraction of a share, your share will be rounded up to the nearest whole share.

        After completion of the merger, the shares of Thane common stock issued to Reliant stockholders in the merger will represent approximately 10.9% of the total number of issued and outstanding shares of Thane common stock, based upon the number of shares of Thane common stock outstanding on the date hereof.

        Upon completion of the merger, William Hay, Denise DuBarry-Hay, H.I.G. Direct Marketing Holdings, Inc., other affiliate stockholders and non-affiliate stockholders of Thane will own approximately 89.1% of the total outstanding shares of Thane common stock, based on the number of shares of Thane common stock outstanding on the date hereof and assuming the 32 for 1 stock split takes place immediately prior to the merger.

        The number of shares of Thane common stock to be issued in the merger will not increase or decrease due to fluctuations in the market price of Reliant common stock. Thane does not have "walk-away" rights and cannot terminate the merger agreement solely because the Reliant stock price declines. You are advised to obtain recent market quotations for Reliant common stock. Reliant cannot predict the market price of its common stock at the effective time of the merger and Thane cannot predict the market price of its common stock at any time after the merger is completed.

INDEMNIFICATION ESCROW ARRANGEMENTS

        At the closing of the merger, certain Thane and Reliant stockholders will each deposit in an escrow account with Citibank, N.A., as the escrow agent, shares of Thane common stock having value of $2.4 million. The shares of Thane common stock placed in escrow will be contributed on behalf of each Thane and Reliant stockholder based on their pro rata ownership of the outstanding Thane and Reliant common stock, respectively, immediately prior to the merger. This escrowed stock will be held in the escrow account for losses incurred in the event of breaches by Thane, Reliant or the stockholders of Reliant party to the merger agreement of their respective representations, warranties, covenants and agreements contained in the merger agreement. Subject to the satisfaction of any claims asserted by Thane or the Reliant stockholders, the escrowed stock shall be distributed to the Thane or Reliant stockholders, as applicable, on the later of:

    -   18 months from the closing date of the merger; or

    - the date on which all indemnification claims under the escrow agreement are resolved.

        Thane and Reliant may collect amounts from the escrow account only after the aggregate amount of damages relating to breaches by the other party under the terms of the merger agreement exceeds $200,000.

        The escrow agreement sets forth the duties of the escrow agent, which include (1) the safeguarding of the escrow shares during the escrow period and
(2) the delivery to Thane and the Reliant stockholders at the expiration of the escrow period of all the escrowed shares of Thane common stock in excess of any amounts necessary to cover any successful claim made by Thane or the Reliant stockholders. Thane and the Reliant stockholders will equally pay all the escrow agent's fees, with the fees payable by the Reliant stockholders being paid from the escrow account.

EXCHANGE OF RELIANT STOCK CERTIFICATES

        As soon as practicable after the effective time, Thane will cause American Stock Transfer & Trust Co., its exchange agent, to mail to each Reliant stockholder of record a letter of transmittal with instructions to be used by the stockholder in exchanging certificates which, prior to the merger, represented shares of Reliant common stock. After the effective time, there will be no further registration or transfers on the stock transfer books of the surviving corporation of shares of Reliant common stock which were outstanding immediately prior to the effective time.

        Upon the surrender of a Reliant common stock certificate to the exchange agent or to the other agent as may be appointed by Thane together with a duly executed letter of transmittal and the other documents as may be reasonably required by the exchange agent, the holder of the certificate will be entitled to receive a certificate representing the number of whole shares of Thane common stock to which the holder of Reliant common stock is entitled plus an additional fractional share making the share number whole.

        In the event of a transfer of ownership of Reliant common stock that is not registered in the transfer records of Reliant, a certificate representing the appropriate number of shares of Thane common stock may be issued to a transferee if the certificate representing the shares of Reliant common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect the transfer and to evidence that any applicable stock transfer taxes have been paid, along with a duly executed letter of transmittal.

        Until a certificate representing Reliant common stock has been surrendered to the exchange agent, each Reliant certificate will be deemed at any time after the effective time of the merger to represent only the right to


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
receive a certificate representing the number of shares of Thane common stock to which the Reliant stockholder is entitled under the merger agreement plus an additional fractional share.

THE MERGER AGREEMENT

        The following description summarizes the material provisions of the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus. We urge you to read the merger agreement carefully.

CONDITIONS TO THE COMPLETION OF THE MERGER

        Conditions to the Obligations of Reliant. Reliant's obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

    - Thane's representations and warranties, and all information contained in any exhibit or schedule to the merger agreement delivered by or on behalf of Thane, must, if qualified by materiality, be true and correct and, if not so qualified, be true and correct in all material respects, as of December 6, 2001 and on the date the merger is completed, and the president of Thane shall have delivered to Reliant a certificate certifying to the foregoing;

    - Thane must have performed or complied in all material respects all obligations, agreements, covenants and conditions contained in the merger agreement;

    - All material governmental and regulatory approvals and clearances and all third-party consents necessary for the consummation of the transactions contemplated by the merger agreement to occur on the closing date must have been obtained and be in full force and effect, and Reliant shall reasonably be satisfied that the consummation of such transactions does not contravene any applicable law;

    - Thane must have delivered to Reliant a compliance certificate signed by an appropriate officer certifying that certain conditions have been fulfilled;

    - There must be no pending or threatened litigation, proceeding or other action which, in the reasonable judgment of Reliant, would materially adversely affect the consummation of the transactions contemplated by the merger agreement, there shall be no pending or threatened litigation, proceeding or other action against Thane and its subsidiaries that would have a material adverse effect on Thane and its subsidiaries, and the president and chief financial officer of Thane must have delivered to Reliant a certificate certifying to the foregoing;

    - Thane must have delivered to Reliant the appropriate good standing certificates from each relevant jurisdiction;

    - Thane must have delivered to Reliant a certificate of the secretary of Thane's board of directors certifying as to the accuracy of Thane's organizational documents, authorizing resolutions and the signature of each of the officers of Thane; and

    - Thane must have delivered to Reliant the opinion of counsel of Thane, dated as of the closing date, with respect to the matters set forth in the merger agreement.

        Conditions to the Obligations of Thane. Thane's obligations to complete the merger are subject to the satisfaction or waiver of each of the following conditions:

    - Reliant's representations and warranties, and all information contained in any exhibit or schedule to the merger agreement delivered by or on behalf of Reliant, must, if qualified by materiality, be true and correct and, if not so qualified, be true and correct in all material respects, as of December 6, 2001 and on the date the merger is completed, and the president of Reliant shall have delivered to Thane a certificate certifying to the foregoing;

    - Reliant must have performed or complied in all material respects all obligations, agreements, covenants and conditions contained in the merger agreement;

    - All material governmental and regulatory approvals and clearances and all third-party consents necessary for the consummation of the transactions contemplated by the merger agreement to occur on the closing date must have been obtained and be in full force and effect, and Thane shall reasonably be satisfied that the consummation of such transactions does not contravene any applicable law;

    - Reliant must have delivered to Thane a compliance certificate signed by an appropriate officer certifying that certain conditions have been fulfilled;

    - The merger agreement and all other documents, instruments, agreements and arrangements relating to the transactions contemplated by the merger shall be reasonably satisfactory to Thane, shall have been executed and delivered by the parties thereto, be in full force and effect and no party to any of the foregoing (other than Thane) shall have breached any of its material obligations thereunder;

    - There must be no pending or threatened litigation, proceeding or other action which, in the reasonable judgment of Thane, would materially adversely affect the consummation of the transactions contemplated by the merger agreement, there shall be no pending or threatened litigation, proceeding or other action against Reliant and its subsidiaries that would have a material adverse effect on Reliant and its subsidiaries, and the president and chief financial officer of Reliant must have delivered to Thane a certificate certifying to the foregoing;

    - Reliant must have delivered to Thane the appropriate good standing certificates from each relevant jurisdiction;

    - Reliant must have delivered to Thane a certificate of the secretary of Reliant's board of directors certifying as to the accuracy of Reliant's organizational documents, authorizing resolutions and the signature of each of the officers of Reliant;

    - The merger agreement and the merger must have received the requisite Reliant and Thane stockholder approval;

    - Reliant must have furnished to Thane such other documentation and certificates as Thane shall reasonably request to evidence compliance with the conditions set forth in the merger agreement;

    - There must be no litigation, proceeding or other action seeking an injunction or other restraining order, damages or other relief from a governmental authority or pending or threatened which could adversely affect the trading of the Reliant common stock;

    - During the seven calendar-day period ending on the closing date of the merger, (A) trading in securities generally on the securities exchanges shall not have been suspended and (B) a general banking moratorium shall not have been declared by Federal or New York authorities;

    - Reliant must have delivered to Thane the opinion of counsel of Reliant, dated as of the closing date, with respect to the matters set forth in the merger agreement;

    - Certain Reliant stockholders must have executed and delivered an affiliate voting agreement and such agreement shall be in full force and effect;

    - Certain Reliant stockholders must have executed and delivered the escrow agreement and delivered the shares of Thane common stock subject thereof in accordance with the terms of such escrow agreement, and such agreement shall be in full force and effect;

    - Certain Reliant stockholders must have executed and delivered new employment agreements with Reliant;

    - Thane must have completed its due diligence investigation with respect to Reliant be satisfied with the results of such investigation in its sole and absolute discretion;

    - Holders of not more than 5% of the outstanding shares of Reliant common stock shall have perfected dissenters rights, in accordance with Nevada law, with respect to the approval by Reliant's stockholders of the merger agreement and the merger; and

    - All outstanding options to purchase Reliant common stock outstanding must have been cancelled and Reliant shall provide Thane with evidence, satisfactory to Thane in its sole discretion, of such cancellation.

        The conditions precedent to the closing of the merger agreement are complicated and not easily summarized. You are urged to read carefully the articles of the merger agreement entitled "Conditions to the Corporation's Obligations" and "Conditions to Thane's Obligations."

TERMINATION

        Reliant and Thane may agree to terminate the merger agreement at any time before the merger is completed. In addition, Reliant, on its own, may terminate the merger agreement at any time before the merger is completed if:

    - the merger is not completed within forty-five (45) days of the effective date of this proxy statement/prospectus, but in no event later than June 30, 2002, by reason of the failure of any condition precedent under the merger agreement, unless the failure results primarily from Reliant breaching any representation, warranty or covenant contained in the merger agreement;

    - if Thane shall have breached any representation, warranty or covenant contained in the merger agreement in any material respect and such breach has continued without cure for a period of thirty (30) days after notice of such breach;

    - if Reliant's stockholders do not approve the merger at the special meeting; or

    - if Reliant's Board of Directors recommends and the Reliant stockholders approve a superior acquisition proposal following the special meeting.

        In addition, Thane, on its own, may terminate the merger agreement at any time before the merger is completed if:

    - the merger is not completed within forty-five (45) days of the effective date of this proxy statement/prospectus, but in no event later than June 30, 2002, by reason of the failure of any condition precedent under the merger agreement, unless the failure results primarily from Thane breaching any representation, warranty or covenant contained in the merger agreement;

    - if Reliant shall have breached any representation, warranty or covenant contained in the merger agreement in any material respect and such breach has continued without cure for a period of thirty (30) days after notice of such breach;

    - if Reliant has earnings before interest, income taxes, depreciation and amortization of less than $3.4 million for the year ended December 31, 2001, calculated without regard to the $2.38 million non-cash compensation issued by Reliant in the first quarter of 2001;

    -   if Thane's stockholders do not approve the merger; or

    - if Thane is not satisfied, in its sole and absolute discretion, with its due diligence investigation of Reliant.

        In the event the merger agreement is validly terminated, all rights and obligations of the parties thereunder shall terminate without liability of any party to the other party, except for either party's liability for breach of the merger agreement and except for any provisions relating to breakup fees. In the event of a termination, the provisions of the merger agreement regarding confidentiality shall survive.

BREAKUP FEES

        Thane is required to make immediate payment to Reliant of a breakup fee of $2.0 million if Reliant terminates the merger agreement due to (i) a breach by Thane of any of its representations, warranties or covenants under the merger agreement or (ii) the failure of Thane's stockholders to approve and adopt the merger agreement and the merger.

        Reliant is required to make immediate payment to Thane of a breakup fee of (a) $2.0 million if Thane terminates the merger agreement due to (i) a breach by Reliant of any of its representations, warranties or covenants under the merger agreement, or (ii) the failure of Reliant's stockholders to approve and adopt the merger agreement and the merger, and (b) $5.0 million if Reliant recommends to the Reliant stockholders a superior acquisition proposal.

        Payment of any breakup fee will not substitute for damages incurred in the event of a breach of the merger agreement.

NO SOLICITATION

        The merger agreement provides that Reliant will not, directly or indirectly, take any of the following actions:

    - solicit, initiate, entertain, accept receipt of, review or encourage any proposals or offers from, or participate in or conduct discussions with or engage in negotiations with, any person other than Thane relating to any possible business combination with Reliant or any of its subsidiaries;

    - provide information with respect to Reliant to any person other than Thane relating to any possible business combination with Reliant or any of its subsidiaries;

    - enter into any contract or agreement with any person other than Thane providing for a business combination with Reliant or any of its subsidiaries; or

    - authorize or permit any of Reliant's representatives to take any such action.

        For purposes of the merger agreement, "business combination" means with respect to any person, (a) any merger, consolidation, share exchange, reorganization or other business combination transaction to which such person is a party, (b) any sale, or other disposition of any capital stock or other equity interests of such person (except for issuances of common stock upon conversion of preferred stock outstanding on the date hereof or the exercise of Options or warrants outstanding on the date hereof or issued in accordance with this Agreement), (c) any tender offer (including a self tender), exchange offer, recapitalization, restructuring, liquidation, dissolution or similar or extraordinary transaction, (d) any sale, dividend or other disposition of all or a substantial portion of the assets and properties of such person (including by way of exclusive license or joint venture formation) other than sales of inventory and license in the ordinary course of such person's business and consistent with past practice, or (e) the entering into of any contract or understanding, the granting of any rights or options, or the acquiescence of such person, to do any of the foregoing.

        The Reliant board of directors, in the exercise of and as required by its fiduciary duties as determined after consultation with outside legal counsel, may engage in discussions or negotiations with, and furnish information to, a third party who makes a written, unsolicited acquisition proposal that constitutes a superior proposal, as long as Thane has been notified in writing of the principal financial terms and conditions of the acquisition proposal. A "superior proposal" means a written, unsolicited, bona fide acquisition proposal that is reasonably capable of being consummated and is reasonably likely to be financially superior to the merger, as determined in each case in good faith by Reliant's board of directors after consultation with Reliant's financial advisors.

        The merger agreement also requires Reliant to immediately notify Thane of any unsolicited offer or proposal to enter into negotiations relating to a business combination and to provide Thane with information as to the identity of the party making the offer or proposal and the principal financial terms and conditions of the offer or proposal.

REPRESENTATIONS AND WARRANTIES

        Thane and Reliant each made a number of representations and warranties in the merger agreement, including representations and warranties relating to, among other things:

    - corporate organization, qualification to do business and similar corporate matters of Thane, Reliant and their respective subsidiaries;

    - authorization, execution, delivery, performance and enforceability of the merger agreement and related matters of Thane and Reliant;

    -   Thane's and Reliant's capital structure;

    - material conflicts and violations of Thane's and Reliant's organizational documents and laws, rules, regulations, orders, judgments or decrees applicable to Thane or Reliant or any of their respective subsidiaries or any of their respective properties or assets;

    - required consents, approvals, orders and authorizations of governmental authorities and other parties to Thane's and Reliant's contracts and relating to execution and delivery of the merger agreement and related matters;

    - Thane's and Reliant's subsidiaries and their corporate organization, qualification to do business and similar corporate matters;

    - absence of material adverse changes or events concerning Thane's and Reliant's respective businesses since March 31, 2001 and December 31, 2000, respectively, the dates of their most recent fiscal year ends;

    - the financial statements and related information supplied by Thane and Reliant;

    -   material litigation involving Thane and Reliant;

    - possession of and compliance with all permits and licenses required to conduct the business of Thane, Reliant and their respective subsidiaries and compliance with permits and applicable regulatory requirements;

    - compliance by Thane, Reliant and their respective subsidiaries with all applicable laws;

    - engagement and payment of fees of brokers, investment bankers and financial advisors by Thane and Reliant;

    - filing of tax returns and payment of taxes by Thane, Reliant and their respective subsidiaries;

    - compliance by Thane, Reliant and their respective subsidiaries with all applicable environmental laws and related matters;

    - Thane's, Reliant's and their respective subsidiaries' labor matters and employee benefits;

    - Thane's, Reliant's and their respective subsidiaries' owned and leased property and tangible and intangible personal property;

    - Thane's, Reliant's and their respective subsidiaries' leases (other than real property leases);

    - compliance by Thane, Reliant and their respective subsidiaries with all applicable environmental laws and related matters;

    -   material contracts of Thane, Reliant and their respective subsidiaries;

    - transactions and contracts with affiliates of Thane, Reliant and their respective subsidiaries;

    - Thane's, Reliant's and their respective subsidiaries' intellectual property;

    - absence of any registration rights of any security holders of Reliant and its subsidiaries;

    - adequacy of insurance coverage of Thane, Reliant and their respective subsidiaries;

    - absence of any questionable payments under the Foreign Corrupt Practice Act by Thane, Reliant, their respective subsidiaries and any of their respective employees, agents and representatives;

    - accuracy of the minute books and corporate records of Thane, Reliant and their respective subsidiaries;

    - accuracy of advertising of Thane, Reliant and their respective subsidiaries and compliance with all applicable advertising regulations;

    - absence of any warranty and products liability claims involving Thane, Reliant and their respective subsidiaries;

    -   Thane's and Reliant's budgets for capital expenditures;

    -   Thane's and Reliant's accounts receivable and inventory; and

    -   accurate disclosure by Thane and Reliant.

        The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to read carefully the articles of the merger agreement entitled "Representations and Warranties of the Corporation and the Controlling Stockholders" and "Representations and Warranties of Thane."

CERTAIN COVENANTS OF THANE AND RELIANT

        Thane and Reliant each agreed in the merger agreement that, except as specifically contemplated by the merger agreement and the other transaction documents, until the merger is completed or unless the other party consents in writing, Thane, Reliant and their respective subsidiaries will operate their businesses in the ordinary and usual course of business consistent with past practices and use their reasonable best efforts to:

    -   preserve intact their present business organization;

    -   preserve their respective licenses;

    -   keep available the services of their present officers and employees;

    - preserve their relationships with customers, suppliers and others having material business dealings with them; and

    - maintain, in all material respects, their assets and properties and keep their books in accordance with present practices in a condition suitable for their current use.

        Reliant also agreed that, except as specifically contemplated or expressly permitted by the merger agreement and the other transaction documents, until the merger is completed or unless Thane consents in writing, Reliant will not propose to or take any of the following actions:

    - declare, set aside or pay any dividends on (whether in cash, stock or other property), or make any other distributions, including bonuses, in respect of, any of its capital stock, or otherwise make any payments to Reliant stockholders in their capacity as such;

    - split, combine or reclassify any Reliant capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

    - redeem or otherwise acquire any shares of capital stock of Reliant or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities or set apart money or other property for any mandatory purchase or analogous fund for the redemption, purchase or acquisition of any shares of capital stock of Reliant;

    - authorize, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or other voting securities or equity equivalent or any securities convertible into or exchangeable or exercisable for, or any rights, warrants or options to acquire, any such shares or voting securities or convertible securities or equity equivalent or any phantom stock or stock appreciation rights or enter into any agreement or contract with respect to the sale or issuance of any of such securities; other than the issuance of shares of Reliant common stock upon exercise of warrants or options outstanding on the date hereof;

    -   amend its organizational documents;

    - acquire or agree to acquire by merging with, or by purchasing a material amount of assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than inventory in the ordinary course of business;

    - sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets other than sales of inventory in the ordinary course of business, or which involve assets having a current value not in excess of $25,000 individually or $100,000 in the aggregate or allow any properties or assets to become subject to any lien;

    - incur or guarantee any debt in excess of $25,000 in any calendar year or issue or sell any debt securities or guarantee any debt securities of others, or make any loans, advances or capital contributions to or investment in, in each case in excess of $25,000 in the aggregate in any calendar year, any person other than a wholly owned subsidiary;

    - grant any severance or termination pay not currently required to be paid under existing severance plans or enter into or adopt, or amend any existing, severance plan, agreement or arrangement, or enter into or amend any employee benefit plan except as required by applicable law, or enter into, amend or terminate any employment or consulting agreement, except, in each case as required by applicable law;

    - enter into any contract or commitment with respect to capital expenditures other than expenditures necessary for the continued operations of Reliant in the ordinary course of its business, other than capital expenditures or commitments which have been previously approved by Reliant's board of directors or approved in writing by Thane;

      - make a material amendment or modification of the compensation, bonus or fringe benefits of any of the directors, officers or employees of Reliant or any of its subsidiaries, except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the merger agreement or as required under applicable law;

      -     agree to the settlement of any material claim or litigation;

      - make or rescind any material tax election, settle or compromise any material tax liability, or file or cause to be filed any amended tax return or any claim for a tax refund, except, in each case, as required by applicable law;

      - make any change in its method of accounting or accounting policies, except as required by applicable law or generally accepted accounting principles;

      - accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, option, insurance or other compensation or benefits, except as set forth in the merger agreement or the schedules thereto;

      - pay, discharge or satisfy any material claims, liabilities or obligations, other than the payment, discharge or satisfaction of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice;

      - enter into any agreement, understanding or commitment that significantly restrains, limits or impedes Reliant's or any of its subsidiaries' ability to compete with or conduct any business or line of business, including, but not limited to, geographic limitations on Reliant's or any of its subsidiaries' activities;

      - materially modify, amend or terminate any of its material contracts or waive any of its rights or claims thereunder or enter into any contract, agreement, commitment or arrangement that, if in existence on the date hereof, would be a material contract;

      - establish, adopt, enter into, amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except, in the case of collective bargaining, pension or retirement arrangements, or trusts, as required by applicable law;

      - execute any new lease or sublease for real property or cancel, modify, terminate or amend any lease or sublease for real property;

      - adopt or enter into a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of Reliant or any of its subsidiaries, other than liquidations, dissolutions, mergers, consolidations, restructurings, recapitalizations, or other reorganizations involving only wholly-owned subsidiaries of Reliant;

      - plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of Reliant or its Subsidiaries;

      - fail to maintain its intellectual property as currently maintained, or allow any material intellectual property of Reliant or its subsidiaries to expire or to become abandoned, canceled or otherwise terminated;

      - commence or terminate the employment of, or materially amend the employment terms of, or materially change the responsibilities or duties of, the chairman, chief executive officer, president or chief financial officer or any other executive officer of Reliant;

      - transfer, license, sell or otherwise dispose of any of its intellectual property or software other than in the ordinary course of business;

      - enter into any agreement, arrangement or transaction with or for the benefit of any of its affiliates;

      -     create any subsidiary;

      - take any action including, without limitation, the adoption of any stockholder rights plan or amendments to its charter, bylaws or other governing documents, which would, directly or indirectly, restrict or impair the ability of Thane to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of Reliant that may be acquired or controlled by Thane;

      - take any action that would reasonably be expected to cause any representations made by Reliant in the merger agreement not to remain true and correct; or

      - agree, in writing or otherwise, to take any of the foregoing actions.

            Thane's and Reliant's agreements regarding the conduct of their businesses and the businesses of their respective subsidiaries until the merger is completed are complicated and not easily summarized. You are urged to read carefully the sections of the merger agreement entitled "Covenants of the Corporation - Operation of Business" and "Covenants of Thane - Operation of Business."

OTHER COVENANTS

            The merger agreement also contains various other covenants, including covenants relating to the following:

      - access to each party's properties, books, records, officers and employees prior to the consummation of the merger;

      - use of commercially reasonable efforts to comply with the obligations imposed upon each of Thane and Reliant under the merger agreement;

      - use of commercially reasonable efforts to obtain all required consents, waivers, authorizations and approvals;

      - filing, preparation and distribution of this proxy statement/prospectus;

      -     coordination of the special meeting of Reliant's stockholders;

      -     protection of confidential information;

      -     notification of certain events;

      - preparation and filing of tax returns, payment of taxes and related matters; and

      - a working capital commitment of up to $15 million by Thane to Reliant.

            The covenants of Thane and Reliant in the merger agreement are complicated and not easily summarized. You are urged to read carefully the articles of the merger agreement entitled "Covenants of the Corporation" and "Covenants of Thane."

AMENDMENTS, WAIVERS AND EXTENSIONS

            Amendments

            The merger agreement may be amended only by written agreement of all parties to the merger agreement. No course of dealing among the parties to the merger agreement shall be deemed effective to amend the merger agreement or any rights and obligations of the parties thereto.

            Waivers and Extensions

            Any party to the merger agreement may waive any right, breach or default under the merger agreement only through a writing signed by the waiving party that specifically references the merger agreement. Any waiver may be conditional. No waiver or extension of time for performance of any obligation under the merger agreement shall be deemed a waiver of any other right, breach or default, or an extension of time for performance of any other obligation, under the merger agreement.

            Fees and Expenses

            Reliant and Thane will each pay their own fees and expenses in connection with the merger, whether or not the merger is completed. However, Reliant and Thane will share equally all fees and expenses, other than attorneys' fees and accounting fees, in connection with the printing and filing of this proxy statement/prospectus and the registration statement of which this proxy statement/prospectus is a part.

RIGHTS OF DISSENTING OWNERS

            Reliant stockholders are entitled to dissenters rights in the proposed merger pursuant to Sections 92A.300 to 92A.500 of the Nevada Revised Statutes. A copy of the statute is attached to this proxy statement/prospectus as Appendix B. Reliant stockholders who are considering exercising dissenter's rights should review Sections 92A.300 to 92A.500 of the Nevada Revised Statutes carefully, particularly the steps required to perfect dissenters rights. No provision under Nevada law provides a stockholder the right to later withdraw a dissent and demand for payment. Set forth below is a summary of the steps to be taken by a holder of record to exercise the right to dissent. This summary should be read in conjunction with the full text of Sections 92A.300 to 92A.500 of the Nevada Revised Statutes.

            Under Section 92A.380 of the Nevada Revised Statutes, stockholders may dissent from some corporate actions and the corporation must buy their shares. Stockholders may dissent if a corporation wants to merge with another corporation.

            To exercise your right to dissent:

      - before the vote is taken, you must deliver written notice to the Reliant Secretary stating that you intend to demand payment for your shares if the merger with Thane is completed; and

      - you must NOT vote your shares in favor of the merger either by proxy or in person.

            If you send written notice of your intent to dissent before the vote on the merger, Reliant must send you a written dissenter's notice within 10 days after the merger is effective telling you:

      - where your demand for payment must be sent and where your stock certificates must be deposited;

      - what happens if you own shares but do not have the stock certificate; and

      - the date by which Reliant must receive the demand form, which must be between 30 and 60 days after notice delivery, and providing you:

      - a form to demand payment, including the date by which you must have acquired beneficial ownership of your shares in order to dissent; and

      -     the applicable sections of the Nevada Revised Statutes.

            YOUR FAILURE TO DEMAND PAYMENT IN THE PROPER FORM OR DEPOSIT YOUR CERTIFICATES AS DESCRIBED IN THE DISSENTER'S NOTICE WILL TERMINATE YOUR RIGHT TO RECEIVE PAYMENT FOR YOUR SHARES. YOUR RIGHTS AS A STOCKHOLDER WILL CONTINUE UNTIL THOSE RIGHTS ARE CANCELED OR MODIFIED BY THE COMPLETION OF THE MERGER.

            Within 30 days of receipt of a properly executed demand for payment, Reliant must pay you what it determines to be the fair market value for your shares. Payment must be accompanied by specific financial records of Reliant, a statement of Reliant's fair value estimate, information regarding your right to challenge the fair market estimate, and copies of relevant portions of the Nevada Revised Statutes.

            Within 30 days from the receipt of the fair value payment, you may notify Reliant in writing of your own fair value estimate and demand the difference. Failure to demand the difference within 30 days of receipt of payment terminates your right to challenge Reliant's calculation of fair value.

            If you and Reliant cannot agree on fair market value within 60 days after Reliant receives a stockholder demand, Reliant must commence legal action seeking court determination of fair market value. If Reliant fails to commence a legal action within the 60 day period, it must pay each dissenter whose demand remains unsettled the amount they demanded. Proceedings instituted by Reliant will be in the district court in Carson City, Nevada. Costs of legal action will be assessed against Reliant, unless the court finds that the dissenters acted arbitrarily, in which case costs will be equitably distributed. Attorneys fees may be divided in the court's discretion among the parties.

                                OTHER AGREEMENTS

VOTING AGREEMENTS

            Messrs. Kevin Harrington, Timothy Harrington and Mel Arthur who own, in the aggregate, approximately 62.69% of Reliant's common stock, have executed and delivered the amended and restated voting agreement pursuant to which each of them agrees to:

      - vote all Reliant shares he owns or has the right to vote in favor of adoption of the merger agreement and approval of the merger, and any other matters necessary to complete the merger; and

      - grant Thane an irrevocable proxy to vote their Reliant shares as set forth above.

            In addition, until the termination of the merger agreement, its subsequent amendment in a material manner, or the consummation of the merger, each such holder of Reliant shares has agreed not to sell or pledge any such shares or voting interests.

         MANAGEMENT OF THANE FOLLOWING THE MERGER AND OTHER INFORMATION

            Following the merger, the directors, executive directors, and other key employees of Thane and their ages as of January 3, 2002 will be as follows:


            NAME                          AGE                          TITLES
            ----                          ---                          ------
            William F. Hay                 54        Chairman and Chief Executive Officer

            Denise DuBarry-Hay             45        Chief Creative Officer and President,
                                                     Xebec Productions

            Mark Taylor                    42        President and Chief Operating Officer

            Kevin J. McKeon                45        Chief Financial Officer

            Amir Tukulj                    42        President, Thane Direct (International)

            Andrew Tobias                  41        President, Thane USA (Product Sourcing)

            Kandy Lee Allen                49        General Counsel and Secretary

            Denise Kovac                   39        President, Thane Distribution Group
                                                     (Wholesale)

            Kevin Harrington               45        Director and Vice Chairman of the Board

            Timothy Harrington             36        Director and President of Thane Direct
                                                     Response Group

            Mel Arthur                     57        Director and President of AsSeenOnTVPC.com,
                                                     Inc.

            Sami W. Mnaymneh               41        Director

            John Bolduc                    37        Director

            Jack Rosenfeld                 63        Director

            Anthony Tamer                  42        Director nominee

            Steven E. Martinez             34        Director nominee

            Dean Belbas                    69        Director nominee

            Linda Gruberger Goldstein      47        Director nominee


            We have listed below biographical information for each person who is expected to be a director, executive officer, or key employee following the merger.

            William F. Hay is a co-founder of Thane and has served as Chairman and Chief Executive Officer of Thane since its inception in 1990. He also serves as a director and executive committee member of the Electronic Retailing Association. In 1998, Mr. Hay and Denise DuBarry-Hay were named Entrepreneurs of the Year for the Southern California area by Ernst & Young LLP. Mr. Hay is married to Denise DuBarry-Hay.

            Denise DuBarry-Hay is a co-founder of Thane and has served as a director and Chief Creative Officer of Thane since its inception in 1990. Ms. DuBarry-Hay is primarily responsible for all creative and production activities of Thane. She also serves as a director of the Annenberg Medical Center. In 1998, Ms. DuBarry-Hay and William F. Hay were named Entrepreneurs of the Year for the Southern California area by Ernst & Young LLP. Ms. DuBarry-Hay is married to William F. Hay.

            Mark Taylor has served as a director and Chief Operating Officer of Thane since May 1992 and was named President of Thane in December 2001. He is primarily responsible for overseeing all of Thane's U.S. operations.

            Kevin J. McKeon joined Thane as Chief Financial Officer in December 2001. Prior to joining Thane, Mr. McKeon served as a partner in Tatum CFO Partners, a national firm providing corporate financial services. In addition, he served as the chief financial officer for several companies, including Interactive Retail Management, Inc., Ipaxs Corporation, Ferman Motor Car Company, Inc. and Home Shopping Network, Inc., a publicly traded company.

            Amir Tukulj has served as President and Chief Operating Officer of Thane Direct, Inc. since November 1997. He is primarily responsible for all of Thane's international sales, including management of Thane's relationships with its international distributors and strategic partners. Prior to joining Thane, Mr. Tukulj served as the director of international sales for Interwood Marketing Group, a Canadian marketing company, from 1993 through October 1997.

            Andrew J.P. Tobias has served as President of Thane USA since October 1999. He is primarily responsible for product development and overseeing Thane's relationships with its manufacturers. Prior to joining Thane, Mr. Tobias served as a director of Glomail (PTY), Ltd., a South African marketing company, from 1995 through September 1999.

            Kandy Lee Allen has served as General Counsel of Thane since April 1996. Ms. Allen is primarily responsible for legal and business affairs. Prior to joining Thane, Ms. Allen was associated with the law firm of Best, Best & Krieger in Rancho Mirage, California, where her practice focused on general and transactional counseling for public and private agencies in the areas of business, finance, resources, mergers and acquisitions, municipal land use and corporate and governmental formation and reorganization.

            Denise R. Kovac has served as President of the Thane Distribution Group since September 1998. She also serves as a director for Fox Marketing Associates, Inc., and a director and Chief Executive Officer of Clinical Results, Inc., each wholly-owned subsidiaries of Thane. Prior to joining Thane, Ms. Kovac was the Vice President of marketing for Kathy Smith Lifestyles from January through November 1996, and the Vice President of Project Development for New Vision Marketing from November 1996 through August 1998.

            Kevin Harrington will serve as a director and as Vice Chairman of Thane following the consummation of the merger. He will also continue to serve as Chairman and Chief Executive Officer of Reliant, positions he has held since August 1998. Prior to joining Reliant, Mr. Harrington was a co-founder and President and Chief Executive Officer of HSN Direct International, Inc., a joint venture company formed with The Home Shopping Network, from July 1994 through August 1998. He is also a founding board member of the Electronic Retailing Association, an industry association. Mr. Harrington is the brother of Timothy Harrington.

            Timothy Harrington will serve as a director of Thane following the consummation of the merger. He will also serve as President of the Thane Direct Response Group. Mr. Harrington will also continue to serve as President of Reliant, positions he has held since August 1998. Prior to joining Reliant, Mr. Harrington was a co-founder and Executive Vice President of HSN Direct International, Inc., a joint venture company formed with The Home Shopping Network, from July 1994 through August 1998. Mr. Harrington is the brother of Kevin Harrington.

            Mel Arthur will serve as a director of Thane following the consummation of the merger. He will also serve as President of AsSeenOnTVPC.com, Inc. He will also continue to serve as Executive Vice President of Reliant, a position he has held since January 1999. Prior to joining Reliant, Mr. Arthur served as a consultant to Garden State Nutritionals, as well as an independent television host, from July 1996 through December 1998. He also served as a television host on the Home Shopping Network from October 1988 through June 1996.

            Sami Mnaymneh has been a director of Thane since June 1999 and a Managing Partner of HIG Capital Management, Inc. since 1993. Mr. Mnaymneh was previously a Managing Director of The Blackstone Group from 1990 to 1993 and prior to such time was a Vice President in the Mergers and Acquisitions Group at Morgan Stanley & Co. Mr. Mnaymneh attended Harvard Business School and Harvard Law School, where he was awarded a Master in Business Administration degree and a Juris Doctor degree, respectively, with honors.

            John Bolduc has been a director of Thane since June 1999 and a Managing Director of HIG Capital Management, Inc. since 1993. Prior to joining HIG, Mr. Bolduc was with Bain & Company from 1990 to 1993. Mr. Bolduc holds a Master in Business Administration degree from the Darden Graduate School of Business at the University of Virginia and Bachelor of Science degree from Lehigh University.

            Jack Rosenfeld has been a director of Thane since June 1999. Mr. Rosenfeld also currently serves as a director for each of PSC, Inc. and Electric Fuel Corp. He is currently the President and Chief Executive Officer of Potpourri Collection, Inc., a direct marketing company and a portfolio company of HIG Capital Management, Inc. Mr. Rosenfeld is a former director and member of the executive committee of the Direct Marketing Association.

            Anthony Tamer will serve as a director of Thane following the consummation of the merger. Mr. Tamer has been a Managing Partner of H.I.G. Capital Management, Inc. since 1993. Prior to H.I.G., Mr. Tamer was a partner with Bain & Company and held various operating positions at Hewlett-Packard and Spring Corporation. Mr. Tamer earned a Masters of Science degree from Stanford University and a Master in Business Administration degree from the Harvard Business School.

            Steven E. Martinez will serve as a director of Thane following the consummation of the merger. He joined HIG Capital Management, Inc. in September 1999. Prior to joining HIG, he was a Senior Vice President at the Pacesetter Capital Group from February 1997 to August 1999 and an associate at Nationsbanc Capital Markets, Inc. from July 1995 to February 1997. Mr. Martinez holds a Bachelor of Science degree from the University of Southern California and Master in Business Administration degree from Dartmouth College.

            Dean Belbas will serve as a director of Thane following the consummation of the merger. Mr. Belbas currently holds a directorship with Etoc, a private resort, golf course and children's camp. Prior to joining the board of directors of Thane, Mr. Belbas held the office of senior vice president of investor relations for General Mills, as well as a directorship with Possis Medical, Inc., where he served as chairman of the Compensation Committee. Mr. Belbas previously served as a director of Thane from 1996 to June 1999.

            Linda Gruberger Goldstein will serve as a director of Thane following the consummation of the merger. Ms. Goldstein is a partner at the law firm of Hall, Dickler, Kent, Goldstein & Wood, LLP, where she is the partner-in-charge of the Advertising, Marketing and Media Department, representing clients in advertising, intellectual property, and Internet matters. She is a nationally recognized expert in several distinct industry segments including promotions, the Internet, direct response marketing and telemarketing. Ms. Goldstein is Chair Emeritus and head of the Government and Legal Affairs committee of the Promotion Marketing Association and Chairman-Elect of the Electronic Retailing Association.

BOARD COMPOSITION

            Our board of directors currently consists of seven directors. Upon consummation of the merger, we will increase the board of directors to 13 members and we will divide the board of directors into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 2002; Class II, whose term will expire at the annual meeting of stockholders to be held in 2003; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2004. The initial Class I directors will be Messrs. William F. Hay, Dean Belbas, Mark Taylor and Ms. Denise DuBarry-Hay, the initial Class II directors will be Messrs. John Bolduc, Anthony Tamer, Jack Rosenfeld, Steven E. Martinez and Ms. Linda Gruberger Goldstein and the initial Class III directors will be Kevin Harrington, Timothy Harrington, Mel Arthur and Sami W. Mnaymneh. At each annual meeting of the stockholders beginning in 2002, the successors to the class of directors whose terms expired will be elected to serve three-year terms. If the number of directors on our board increases, the newly created directorships will be distributed among the three classes so that each class will, as nearly as possible, consist of one-third of the directors. The classification of our board of directors may delay or prevent changes in our control or management.

BOARD COMMITTEES

            Our board of directors has established an audit committee and a compensation committee. The audit committee consists of Messrs. Dean Belbas, Jack Rosenfeld, Sami W. Mnaymneh and Ms. Linda Gruberger

Goldstein. The audit committee meets periodically with management and our independent accountants to review their work and confirm that they are properly discharging their respective responsibilities. The audit committee also:

      - recommends the appointment of independent accountants to audit our financial statements and perform services related to the audit;

      - reviews the scope and results of the audit with the independent accountants;

      - reviews with management and the independent accountants our annual operating results;

      - considers the adequacy of the internal accounting control procedures; and

      -     considers the independence of our accountants.

            The compensation committee consists of Messrs. William F. Hay, Sami
W. Mnaymneh and Dean Belbas. The compensation committee determines the salary and incentive compensation of our officers and provides recommendations for the salaries and incentive compensation of our other employees. The compensation committee also administers our stock option plan, including reviewing management recommendations with respect to option grants and taking other actions as may be required in connection with our compensation and incentive plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

            The compensation committee consists of Messrs. Sami W. Mnaymneh, William F. Hay and Dean Belbas. None of our executive officers serve as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors, nor has such a relationship existed in the past.

DIRECTOR COMPENSATION

            After the merger, we plan to issue $10,000 in stock options to our non-affiliate board members for each year of service on our board in consideration of their participation on our board of directors. In addition, we will also pay an annual fee of $5,000 to the chairperson of the audit committee and $5,000 to the chairperson of the compensation committee.

EXECUTIVE COMPENSATION

            Summary Compensation Table. The following table sets forth summary information concerning the compensation we paid during the fiscal year ended March 31, 2001 to our chief executive officer and each of our other four most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2001 and whose compensation exceeded $100,000 for fiscal year 2001. We refer to these individuals as our named executive officers.

                                                                                      LONG-TERM
                                                    ANNUAL COMPENSATION          COMPENSATION AWARDS
                                             ---------------------------------  ----------------------
                                                                OTHER ANNUAL    SECURITIES UNDER-LYING
                                     FISCAL  SALARY    BONUS   COMPENSATION(1)       OPTIONS/ SARS
NAME AND PRINCIPAL POSITION           YEAR     ($)      ($)          ($)                 (#)
---------------------------           ----     ---      ---          ---                 ---
   William F. Hay................     2001   405,000  378,755      37,347                  --
     Chief Executive Officer          2000   300,000       --      36,483                  --
                                      1999   150,000       --      36,483                  --

   Denise DuBarry-Hay............     2001   354,998  378,755      20,785                  --
     Chief Creative Officer           2000   300,000       --      20,824                  --
                                      1999   150,000       --      20,938                  --

    Mark Taylor..................     2001   151,670  258,000      16,230             320,000
      President and Chief             2000   108,756   21,500      13,019             320,000
      Operating Officer               1999    81,252   39,895      13,019                  --

    Denise Kovac(2)..............     2001   122,502  215,000      10,200              80,000
     President, Thane                 2000   100,008   20,000          --             240,000
     Distribution Group               1999    58,338   12,000          --                  --

   Amir Tukulj...................     2001   110,502  105,000       7,200                  --
     President, Thane Direct          2000   100,008       --       7,870                  --
                                      1999   125,002   57,559       8,004                  --

----------

(1) For Mr. Hay, consists of automobile lease payments in the amount of $22,977 in fiscal 2001 and $22,113 in each of fiscal 2000 and 1999 and country club dues in the amount of $14,370 in each of fiscal 2001, 2000 and 1999. For Ms. DuBarry-Hay, consists of automobile lease payments in the amount of $15,589 in fiscal 2001, $15,628 in fiscal 2000 and $15,742 in fiscal 1999 and S.A.G. medical insurance premiums in the amount of $5,196 in each of fiscal 2001, 2000 and 1999. For each of Ms. Hay and Ms. DuBarry-Hay, does not include payments made by Thane to Mr. Hay, Ms. DuBarry-Hay or certain of their affiliates with respect to certain aircraft and property leases. See the section entitled "Certain Relationships and Related Transactions" beginning on page 59 of this document for a discussion of these leases. For Mr. Taylor, consists of automobile lease payments in the amount of $10,039 in fiscal 2001 and $7,679 in each of fiscal 2000 and 1999, country club dues in the amount of $2,670 in fiscal 2001 and $5,340 in each of fiscal 2000 and 1999 and medical insurance premiums in the amount of $3,521 in fiscal 2001. For Ms. Kovac, consists of automobile lease payments in the amount of $10,200 in fiscal 2001. For Mr. Tukulj, consists of automobile lease payments in the amount of $7,200 in fiscal 2001, $7,870 in fiscal 2000 and $8,004 in fiscal 1999.

(2)   Ms. Kovac became an employee on September 8, 1998.

            Option grants during Fiscal Year 2001. The following table sets forth information regarding options granted to our named executive officers during the fiscal year ended March 31, 2001. We recommend caution in interpreting the financial significance of the figures in the following table representing the potential realizable value of stock options. They are calculated by multiplying the number of options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to the rules of the SEC. They are not intended to forecast possible future appreciation, if any, of the stock price or establish a present value of options. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                                      PERCENT OF                               ANNUAL RATES
                                        TOTAL                                   OF STOCK
                                       OPTIONS                               APPRECIATION FOR
                                      GRANTED TO   EXERCISE                    OPTION TERM
                             OPTIONS  EMPLOYEES     PRICE    EXPIRATION  -----------------------
           NAME              GRANTED   IN 2001    PER SHARE     DATE         5%          10%
           ----              -------   -------    ---------     ----         --          ---
Mark Taylor................  320,000    36.36%     $0.9375   06/01/2010  $2,178,518   $3,291,208

Denise Kovac...............   80,000     9.09%     $1.2500   09/01/2010  $  506,575   $  765,312

            Aggregate Option Exercises in Fiscal Year 2001 and Year-end Option Values. The following table provides information about options held by named executive officers as of March 31, 2001. The value realized and the value of unexercised in-the-money options at year-end is based on the assumed price of $5.41, less the exercise price per share, multiplied by the number of shares underlying the options.

                                                                                         VALUE OF
                                                       NUMBER OF SECURITIES         UNEXERCISED IN THE
                                                      UNDERLYING UNEXERCISED          MONEY OPTIONS
                                SHARES              OPTIONS AT FISCAL YEAR END         AT YEAR END
                             ACQUIRED ON   VALUE    --------------------------  --------------------------
           NAME                EXERCISE   REALIZED  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
           ----                --------   --------  -----------  -------------  -----------  -------------
Mark Taylor................       --          --      256,000        384,000     $1,262,651    $1,813,733

Denise Kovac...............       --          --      152,000        168,000     $  761,838    $  804,850


EMPLOYMENT AGREEMENTS

            William F. Hay has an employment agreement with Thane, dated as of December 31, 2001, that provides for a minimum annual salary of $525,000 beginning January 1, 2002 for his services as Chief Executive Officer of Thane. He also receives Thane's standard senior executive officer long-term disability, thrift and pension plans, and is reimbursed by Thane for health insurance coverage provided by the screen actors guild. Thane also provides him, together with Denise DuBarry-Hay, three country club memberships and two automobile leases. He is also entitled to receive incentive compensation payments and stock options as determined by the board of directors of Thane. The initial term of his employment runs through December 31, 2004. If he is discharged without cause, he is entitled to receive his salary through the earlier of the twelve month anniversary date of termination or December 31, 2004, any incentive compensation payments earned prior to his termination and the non-competition provisions included in his employment agreement terminate as of the date of termination.

            Denise DuBarry-Hay has an employment agreement with Thane, dated as of December 31, 2001, that provides for a minimum annual salary of $425,000 beginning January 1, 2002 for her services as Chief Creative Officer of Thane. She also receives Thane's standard senior executive officer long-term disability, thrift and pension plans, and is reimbursed by Thane for health insurance coverage provided by the screen actors guild. Thane also provides her, together with William F. Hay, three country club memberships and two automobile leases. She is also entitled to receive incentive compensation payments and stock options as determined by the board of directors of Thane. The initial term of her employment runs through December 31, 2004. If she is discharged without cause, she is entitled to receive her salary through the earlier of the twelve month anniversary date of termination or December 31, 2004, any incentive compensation payments earned prior to her termination and the non-competition provisions included in her employment agreement terminate as of the date of termination.

            Mark Taylor has an employment agreement with Thane, dated as of December 10, 2001, that provides for a minimum annual salary of $327,500 for his services as President and Chief Operating Officer. Mr. Taylor is entitled to bonus compensation for the fiscal year ended 2002 based on calculations as previously approved by the Board, and for each fiscal year beginning fiscal year ended 2003 equal to one percent of Thane's EBITDA over $23.7 million for the prior year including the income of Thane and each of its subsidiaries, excluding Thane Direct and its subsidiaries. He also receives Thane's standard senior executive officer benefit plans, including, but not limited to, group life insurance, group medical, long-term disability and other plans adopted by Thane. Thane also provides him with one country club membership and one automobile lease. He is also entitled to receive incentive compensation payments and stock options as determined by the board of directors of Thane. The initial term of his employment runs through April 10, 2005. If he is discharged without cause, he is entitled to receive his salary through the earlier of the twelve month anniversary date of termination or April 10, 2005, any incentive compensation payments earned prior to his termination and the non-competition provisions included in his employment agreement terminate as of the date of termination.

            Denise Kovac has an employment agreement with Thane, dated as of December 10, 2001, that provides for a minimum annual salary of $100,000 until January 1, 2002 and $300,000 thereafter for her services as President of TDG, Inc., a wholly owned subsidiary of Thane. Ms. Kovac is entitled to bonus compensation for the fiscal year ended 2002 based on the pre-tax income of the US wholesale division, and for each fiscal year beginning fiscal year ended 2003 based on the pre-tax income of TDG, Inc. and Fox Marketing Associates, Inc. payable 50% in cash and 50% in restricted stock. She also receives Thane's standard senior executive officer benefit plans, including, but not limited to, group life insurance, group medical, long-term disability and other plans adopted by Thane. Thane also provides her an automobile lease. She is also entitled to receive incentive compensation payments and stock options as determined by the board of directors of Thane. The initial term of her employment runs through April 10, 2005. If she is discharged without cause, she is entitled to receive her salary through the earlier of the twelve month anniversary date of termination or April 10, 2005, any incentive compensation payments earned prior to her termination and the non-competition provisions included in her employment agreement terminate as of the date of termination.

            Amir Tukulj has an employment agreement with Thane Direct Canada, Inc., amended as of January 1, 1999, that provides for a minimum annual salary of $100,000 increased to and annual salary of $300,000 effective January 1, 2002 for his services as President of Thane Direct, Inc. and its subsidiaries. Mr. Tukulj is entitled to bonus compensation for the fiscal year ended 2002 based on a declining percentage of pre-tax income of the international division He also receives Thane's standard senior executive officer benefit plans, including, but not limited to, group life insurance, group medical, long-term disability and other plans adopted by Thane. The initial term of his employment runs through December 10, 2004. If he is discharged without cause, he is entitled to receive six months severance.

1999 STOCK OPTION PLAN

            We adopted a 1999 Stock Option Plan, which became effective on June 10, 1999. The 1999 Option Plan was intended to further our success by increasing the ownership interest of certain of our executives and employees in our company and to enhance our ability to attract and retain executives and employees. This is a summary of the 1999 Option Plan. You should read the text of the 1999 Option Plan for a full statement of the terms and provisions of the 1999 Option Plan.

            We may deliver up to 2,880,000 shares of common stock after adjusting for the 32 for 1 stock split that will occur immediately the merger and subject to further adjustment if particular capital changes affect the common stock, upon the exercise of options granted under this option plan. The options may be incentive stock options, which are intended to provide employees with beneficial income tax consequences, or non-qualified stock options. The shares of common stock that may be issued under the 1999 Option Plan may be either authorized and unissued shares or previously issued shares held as treasury stock. As of the date hereof, we have granted options to purchase 2,880,000 shares of common stock under the 1999 Option Plan.

            An option permits, but does not require, the option holder to purchase up to a specified number of shares of common stock, by exercising the option, at a price fixed when the option is granted, during a specified period of time following such grant, if particular conditions are satisfied. The exercise price of an option granted under the 1999 Option Plan will be determined by the compensation committee of the board of directors but must be equal to or greater than the fair market value of the common stock when the option is granted. An option holder may pay the exercise price of an option by any legal manner that we permit, which may include use of shares of our common stock already owned by the option holder or by a broker-assisted cashless exercise procedure.

            The compensation committee administers the 1999 Option Plan. The board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 1999 Option Plan. Option holders may not transfer their options unless they die or, in the case of non-qualified options, the compensation committee determines otherwise.

            Subject to particular limitations specified in the 1999 Option Plan, the board of directors may amend or terminate the 1999 Option Plan, and the compensation committee may amend options outstanding under the 1999 Option Plan. The 1999 Option Plan will terminate in June 2009; however, any options outstanding when the 1999 Option Plan terminates will remain outstanding in accordance with their terms.

2002 STOCK OPTION PLAN

            Upon completion of the merger, we will adopt a 2002 Stock Option Plan, which will become effective on January 1, 2002. The 2002 Option Plan is intended to further our success by increasing the ownership interest of certain of our executives and employees in our company and to enhance our ability to attract and retain executives and employees. This is a summary of the 2002 Option Plan.

            We may issue up to 1,500,000 shares of stock, subject to adjustment if particular capital changes affect the stock, upon the exercise of options granted under the new option plan. Options to purchase no more than 300,000 shares of stock can be granted under the new option plan to a single individual in a particular calendar year. The options may be incentive stock options, which are intended to provide employees with beneficial income tax consequences, or non-qualified stock options. The shares of stock that may be issued under the 2002 Option Plan may be either authorized and unissued shares or previously issued shares held as treasury stock. As of the completion of the merger, no options will have been granted under the 2002 Option Plan.

            An option permits, but does not require, the option holder to purchase up to a specified number of shares of stock, by exercising the option, at a price fixed when the option is granted, during a specified period of time following such grant, if particular conditions are satisfied. The exercise price of an option granted under the 2002 Option Plan will be determined by the compensation committee of the board of directors but must be equal to or greater than the fair market value of the stock when the option is granted. An option holder may pay the exercise price of an option by any legal manner that we permit, which may include use of shares of our stock already owned by the option holder or by a broker-assisted cashless exercise procedure.

            The compensation committee will administer the 2002 Option Plan. The board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2002 Option Plan. The compensation committee will select eligible executives and employees of us and our affiliates to receive options and will determine the number of shares of stock covered by options, the terms under which options may be exercised, but in no event later than 10 years from the grant date of an option, and the other terms and conditions of options in accordance with the provisions of the 2002 Option Plan. Option holders may not transfer their options unless they die or the compensation committee determines otherwise.

            If we undergo a change in control, as defined in the 2002 Option Plan, all outstanding options may immediately become fully exercisable if provided in the option holder's Option Award Agreement, and the compensation committee may adjust outstanding options by substituting stock or other securities of any successor or another party to the change in control transaction, or cash out such outstanding options, in any such case, generally based on the consideration received by our shareholders in the transaction.

            Subject to particular limitations specified in the 2002 Option Plan, the board of directors may amend or terminate the 2002 Option Plan, and the compensation committee may amend options outstanding under the 2002 Option Plan. The 2002 Option Plan will terminate no later than 10 years from the closing date of this offering; however, any options outstanding when the 2002 Option Plan terminates will remain outstanding in accordance with their terms.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth certain information with respect to the beneficial ownership of shares of Thane's capital stock as of January 3, 2002 by:

      - each stockholder known to us to be a beneficial owner of more than 5% of any class of voting capital stock;

      -     each of our directors;

      -     each of our named executive officers; and

      -     all of our executive officers and directors as a group.

            Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares subject to options, warrants and securities convertible into common stock held by that person that are exercisable as of January 3, 2002 or exercisable within 60 days thereof are deemed outstanding. Except as indicated in the footnotes to this table, we believe that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name, except to the extent shared by a spouse under applicable law. This table is based on information supplied by officers, directors and principal stockholders. As of January 3, 2002, there were 32,577,088 shares of common stock outstanding. Unless otherwise indicated, all share numbers presented reflect a 32 for one stock split that will occur immediately before we consummate the merger.

                                                                            COMMON
                                                             --------------------------------------
                                                                                  PERCENT OF FULLY
                                                                                DILUTED CLASS AFTER
                      NAME AND ADDRESS(1)                    NUMBER OF SHARES        THE MERGER
                      -------------------                    ----------------        ----------
     H.I.G. Direct Marketing Holdings, Inc.(2)(3)..........      22,655,808             61.06%
     Paribas North America, Inc.(3)........................       3,004,448              8.10%
     Paribas Capital Funding LLC(3)........................         960,000              2.59%
     William F. Hay........................................       4,498,752             12.13%
     Denise DuBarry-Hay....................................       4,498,752             12.13%
     Mark Taylor(4)........................................         341,760                  *
     Amir Tukulj...........................................         640,000              1.72%
     Andrew Tobias(5)......................................          88,000                  *
     Kandy Lee Allen(6)....................................          44,000                  *
     Denise Kovac(7).......................................         152,000                  *
     Sami W. Mnaymneh(8)...................................      22,655,808             61.06%
     John Bolduc(8)........................................      22,655,808             61.06%
     Anthony Tamer(8)......................................      22,655,808             61.06%
     Steven E. Martinez(8).................................      22,655,808             61.06%
     Directors and named executive officers as
     a group (10 persons)(9) ..............................      10,263,264             27.66%

----------

      *     Less than 1%

      (1) Unless otherwise indicated, the address of each of the beneficial owners is c/o Thane International, Inc., 78-140 Calle Tampico, La Quinta, California 92258.

      (2) The address of H.I.G. Direct Marketing Holdings, Inc. is c/o H.I.G. Capital, LLC, 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

      (3) Represents warrants exercisable within 60 days of the date hereof that were issued to Thane's senior and subordinated lenders in connection with the June 1999 recapitalization of Thane. Pursuant to that certain Redemption Agreement, dated as of June 10, 1999, by and between Thane and H.I.G. Direct Marketing Holdings, Inc., upon the exercise of any or all of the warrants issued to Paribas North America, Inc. or Paribas Capital Funding LLC, Thane shall redeem from H.I.G. Direct Marketing the same aggregate amount of Thane common stock that is equal to the number of shares of Thane common stock issued upon the exercise of such warrants. Upon the exercise of all of the warrants held by Paribas North America, Inc. and Paribas Capital Funding LLC, H.I.G. Direct Marketing will be the beneficial owner of 18,691,360 shares of Thane common stock, representing 50.38% of the shares of Thane common stock issued and outstanding on a fully diluted basis after the merger.

      (4) Includes (i) 85,760 shares directly owned and (ii) 256,000 shares subject to options exercisable within 60 days of the date hereof. Excludes 384,000 shares subject to options not exercisable within 60 days of the date hereof.

      (5) Includes 88,000 shares subject to options exercisable within 60 days of the date hereof. Excludes 200,000 shares subject to options not exercisable within 60 days of the date hereof.

      (6) Includes 44,000 shares subject to options exercisable within 60 days of the date hereof. Excludes 116,000 shares subject to options not exercisable within 60 days of the date hereof.

      (7) Includes 152,000 shares subject to options exercisable within 60 days of the date hereof. Excludes 168,000 shares subject to options not exercisable within 60 days of the date hereof.

      (8) Mr. Mnaymneh is a director of H.I.G. Direct Marketing Holdings, Inc., and a managing partner of HIG Capital Management, Inc., an affiliate of H.I.G. Direct Marketing Holdings, Inc. Mr. Tamer is a managing partner of HIG Capital Management. Mr. Bolduc is a managing director of HIG Capital Management. Mr. Martinez is an employee of HIG Capital Management. Messrs. Mnaymneh, Bolduc, Tamer and Martinez may, by virtue of their relationship with HIG Capital Management, Inc. and H.I.G. Direct Marketing Holdings, Inc., be deemed to beneficially own the securities held by H.I.G. Direct Marketing Holdings, Inc., and to share voting and investment power with respect to such securities. Messrs. Mnaymneh, Bolduc, Tamer and Martinez each disclaim beneficial ownership of the securities, except to the extent of his respective investment interests in H.I.G. Direct Marketing Holdings, Inc. The address of Messrs. Mnaymneh, Bolduc, Tamer and Martinez is c/o H.I.G. Capital, LLC, 1001 South Bayshore Drive, 27th Floor, Miami, Florida 33131.

      (9) Includes 10,263,232 shares beneficially held by William F. Hay, Denise DuBarry-Hay, Mark Taylor, Amir Tukulj, Andrew Tobias, Kandy Lee Allen and Denise Kovac. Excludes 22,655,808 deemed to be beneficially held by Messrs. Mnaymneh, Bolduc, Tamer and Martinez.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GENERAL

            Thane from time to time has entered into transactions with certain of its officers, directors and principal shareholders and entities in which such parties have an interest. Thane believes that each such transaction has been on terms no less favorable to Thane than could be obtained in a transaction with an independent third party.

TV SHOP USA, INC.

            In April 2001, TV Shop USA, Inc., a Delaware corporation, purchased inventory from Thane's manufacturers and subsequently resold it to Thane for approximately $2,365,000 once the shipments arrived in the United States. The inventory was resold to Thane at cost plus a 2% markup necessary to cover the cost of interest expense. H.I.G. Direct Marketing Holdings, Inc., William F. Hay and Denise DuBarry-Hay are the principal stockholders of TV Shop USA.

MANAGEMENT

            Since 1999, Thane has leased an aircraft from La Quinta Air Corp. for use by company executive officers. William F. Hay and Denise DuBarry-Hay are the principal stockholders of La Quinta Air Corp. On May 1, 2001, Thane entered into a five year leasing arrangement with La Quinta Air Corp. with respect to a Westwind II airplane at a monthly cost of $29,966.00 plus routine maintenance, insurance and costs. The current lease may be terminated by either party upon eight (8) months notice.

            Thane is leasing an automobile, pursuant to a month-to-month leasing arrangement with La Quinta Air Corp., for use by William F. Hay and Denise DuBarry-Hay. This lease has a monthly cost of $1,769.21.

            Thane is the lessee, pursuant to a month-to-month leasing arrangement with William F. Hay and Denise DuBarry-Hay, for a residential property located at 78030 Coronados, La Quinta, California 92253. This property is used to house certain officers, directors, principal shareholders and other business related guests. This lease has a monthly cost of $3,800.00.

            Thane is the lessee of commercial office space located at 78-140 Calle Tampico, La Quinta, California 92253, which is owned by William F. Hay and Denise DuBarry-Hay. This leasing arrangement is governed by a written agreement with a 20 year term beginning June 1, 2001. Thane believes that the monthly cost of this leasing arrangement of $22,362.00 is no less favorable to Thane than could be obtained in a transaction with an independent third party.

            Thane and H.I.G. Capital, LLC, an affiliate of H.I.G. Direct Marketing Holdings, Inc., have agreed to enter into that certain Amended and Restated Consulting Agreement, pursuant to which H.I.G. Capital will continue to provide Thane with management consulting and financial services.
Pursuant to the Amended and Restated Consulting Agreement, Thane and H.I.G. Capital have agreed to terminate the monthly fee of $20,833 contained in the original consulting agreement in exchange for a one time $1.5 million cash payment by Thane to H.I.G. Capital, payable after the closing of the Reliant transaction.

            In addition, Thane has agreed to pay H.I.G. Capital investment banking fees equal to (i) 2.0% of the fair market value of any companies acquired by Thane (excluding Reliant), (ii) 2.0% of the consideration received by Thane upon the sale of all or substantially all of its stock or assets, and
(iii) 1.0% of any funds raised by Thane pursuant to any future equity financings.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

RELIANT

            Reliant's common stock is listed on the over-the-counter market and traded under the symbol "RIMC." The following table sets forth, for the calendar quarters indicated, the high and low reported prices per share of Reliant common stock on the over-the-counter market reporting system. On July 14, 1999, Reliant filed a registration statement on Form 10-SB with the Securities and Exchange Commission. Prior to such date, no established public trading market for the Reliant common stock existed.


                                                             STOCK PRICE
                                                     ---------------------------
           CALENDAR YEAR                             HIGH                   LOW
           -------------                             ----                   ---
2001
Fourth Quarter......................                 $2.88                 $1.30
Third Quarter.......................                 $1.40                 $0.79
Second Quarter......................                 $1.13                 $0.89
First Quarter.......................                 $2.06                 $1.38

2000
Fourth Quarter......................                 $1.00                 $0.25
Third Quarter.......................                 $1.50                 $0.50
Second Quarter......................                 $3.70                 $1.30
First Quarter.......................                 $3.45                 $1.45

1999
Fourth Quarter......................                 $5.88                 $2.75
Third Quarter.......................                 $7.50                 $2.00
(July 14, 1999 and thereafter)


            There were approximately 474 owners of record of Reliant common stock as of November 20, 2001.

            On November 23, 2001, the last full trading day before the public announcement of the proposed merger, the high and low sale prices per share for Reliant common stock as reported on the over-the-counter market were $2.59 and $2.39, respectively. On December 28, 2001, the last full trading day before the date of this proxy statement/prospectus, the high and low sale prices per share for Reliant common stock as reported on the over-the-counter market were $1.82 and $1.78, respectively.


            Reliant has not paid any dividends on its common stock since inception and does not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Reliant board of directors and will be dependent upon then existing conditions, including Reliant's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors its board of directors deems relevant. See "Information About Reliant - Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 84 for further discussions of the factors or restrictions that may affect Reliant's ability to pay dividends on its common stock.

THANE

            The capital stock of Thane is not publicly traded, and no market information relating to its capital stock is available. Thane will apply to have the Thane common stock issued in the merger approved for quotation on the Nasdaq National Market or listing on a national securities exchange.

            Thane has not paid any dividends on its common stock since inception and does not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Thane board of directors and will be dependent upon then existing conditions, including Thane's financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors its board of directors deems relevant. See "Information About Thane - Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 75 for further discussions of the factors or restrictions that may limit Thane's ability to pay dividends on its common stock.

                          THE DIRECT MARKETING INDUSTRY

            The direct marketing industry is large, fragmented and growing at a faster rate than the overall retail industry. The $1.9 trillion U.S. and Canadian direct marketing industry has a diverse set of channels, including direct mail, telemarketing, television, radio, newspaper, magazines and others and is comprised primarily of single-channel or single-product companies. Typically, industry participants engage in direct response advertising communications to generate direct orders, interested party leads or store/website traffic. According to the Direct Marketing Association, the domestic direct marketing industry had a compounded annual growth rate of 10.3% between 1995 and 2000. Health and fitness-related products and kitchen appliances have been among the strongest performing categories in recent years. The Direct Marketing Association predicts this growth will continue at a projected compounded annual growth rate of 9.6% through 2005.


          DOMESTIC DIRECT MARKETING INDUSTRY
          =====================================================================================
          ($ IN BILLIONS)                                                  COMPOUNDED ANNUAL
                                                                              GROWTH RATE
                                                                        -----------------------
                              1995          2000          2005          1995-2000     2000-2005
                              ----          ----          ----          ---------     ---------
          Telemarketing     $  367.2      $  611.7      $  939.5          10.7%          9.0%
             % of Total         34.7%         35.3%         34.3%
          Direct Mail          338.2         528.5         820.1           9.3%          9.2%
             % of Total         32.0%         30.5%         30.0%
          Newspaper            150.7         239.0         356.8           9.7%          8.3%
             % of Total         14.2%         13.8%         13.0%
          Magazine              56.5          91.3         135.3          10.1%          8.2%
             % of Total          5.3%          5.3%          4.9%
          Television            68.5         117.6         178.9          11.4%          8.8%
             % of Total          6.5%          6.8%          6.5%
          Radio                 26.0          50.4          83.0          14.2%         10.5%
             % of Total          2.5%          2.9%          3.0%
          Other                 50.6          92.0         224.0          12.7%         19.5%
             % of Total          4.8%          5.3%          8.2%
          -------------------------------------------------------------------------------------
          Total             $1,057.7      $1,730.5      $2,737.6          10.3%          9.6%
             % of Total        100.0%        100.0%        100.0%
          =====================================================================================

          Source:  Direct Marketing Association


            International. The international direct marketing industry, although still in the early stages of development, is expected to generate $617 billion of consumer sales in 2001. Management believes that higher margins are attainable in the international markets due to the significantly lower level of competition there as compared to U.S. Markets. The Direct Marketing Association projects a 9% international growth rate through 2005 as outlined below:


          INTERNATIONAL DIRECT MARKETING INDUSTRY
          ======================================================================
          ($ IN BILLIONS)
                                                                         CAGR %
                                               2000         2005       2000-2005
                                               ----         ----       ---------
          Europe                             $ 252.5      $ 420.9        11.0%
             % of Total                         44.5%        47.6%
          Asia/Pacific                         310.3        452.0         8.0%
             % of Total                         54.6%        51.1%
          South America                          4.9         10.7        17.0%
             % of Total                          0.9%         1.2%
          Africa                                 0.2          0.3        10.0%
             % of Total                          0.0%         0.0%
          ----------------------------------------------------------------------
          Total                              $ 567.9      $ 883.9         9.0%
             % of Total                        100.0%       100.0%
          ======================================================================

          Source:  Direct Marketing Association

            Direct Response TV. Cable networks represent the traditional conduit for delivering direct response TV programs. Historically, direct response TV programming has aired on cable networks during off-peak periods. The deregulation of the cable television industry in 1984 and the resulting proliferation of channels, including cable channels dedicated to particular demographic segments, pursuits or lifestyles, have opened up additional opportunities for direct response TV producers to reach targeted households and has been a major factor behind the rising popularity of direct response TV programs. There are currently more than 9,000 cable televisions systems in the U.S., of which 900 have 25,000 or more subscribers.

            The continued growth of satellite and cable subscribers has positioned direct response TV as a direct marketing channel with significant domestic and international growth prospects. This distribution channel includes 30-minute direct response programs, short-form direct response advertisements (30, 60 and 90 second commercials) as well as home shopping channels. The Direct response TV format allows advertisers to reach an audience cost-effectively while educating the consumer, creating product and brand awareness quickly and generating immediate revenues and near-term sales leads. In recent years, direct response TV programs have proven to be effective in creating brand recognition and for simplifying the process for new products to be introduced by traditional retailers.

            Most direct response TV programs involve products whose features and advantages benefit from a lengthy demonstration or explanation and that are amenable to impulse buying. The leading product categories for direct response TV programs are cosmetics, fitness/exercise products, diet/nutrition products, kitchen tools and appliances, self-improvement/education/motivation courses, music (CDs and cassettes) and home videos/DVDs. Direct response TV programs discuss and demonstrate the products and provide a toll-free number for viewers to call to purchase the products. In addition, direct response TV programs today typically provide a Web address for viewers to obtain additional information or make their purchases online.

            As the industry has developed, the variety of products and services promoted though direct response TV programs has steadily increased. Direct response TV programs are now routinely used to introduce new products, drive retail traffic, schedule demonstrations and build product and brand awareness for products ranging from automobiles to mutual funds.

            The commercial success of a number of well-known direct response TV campaigns in the fitness, kitchen and beauty product categories highlighted the ability of direct response TV programming to launch new products, build brand awareness quickly and cost-effectively, and generate immediate revenues and sales leads. In addition, these early successes led to the extension of direct response TV programs to many other product categories, including automobiles, computers and financial services. The success of the direct response TV format has captured the interest of traditional advertisers seeking to educate consumers about a complex product or service, while promoting product and brand awareness and acquiring sales leads. In recent years, such well-known companies as General Motors, Ford, Nissan, Lexus, Jaguar, Mercedes-Benz, Land Rover, AT&T, Corning, Johnson & Johnson, Time-Life, H&R Block, Microsoft, Magnavox, Apple Computer, Bose, Kodak, Nikon, Princess Cruises, Campbell, Quaker State, Glaxo Wellcome, Philips, Taylor Made and Fidelity Investments have employed direct response TV programs to promote their products and services. The adoption of direct response TV programs by such recognized household names has added credibility to the direct response TV medium.

            Industry leaders are developing new business models that augment consumer initiated sales calls with outbound telemarketing. Direct response TV programs are being utilized increasingly as part of an integrated, multi-channel marketing campaign that includes traditional 30-second television advertising and print advertising. Direct response TV programs are often employed to introduce new products destined for eventual sale through traditional retail outlets.

            The past 18 to 24 months have also seen a convergence of direct response TV programs with Internet direct response marketing. Virtually all direct response TV programs now display a URL in addition to a toll-free telephone number. The addition of an e-commerce component is estimated to boost direct response sales by an estimated 3% to 10% per campaign by Response Magazine's Fifth Annual State of the Industry Report. The eventual technological convergence of television and the Internet is expected to create new opportunities for the direct marketing industry by removing filters between the marketer and the consumer, offering new levels of interactivity and customization, and speeding the delivery of information and offers to the consumer.

            Increasingly direct response TV buyers are also Internet buyers. Approximately 65% of direct response TV buyers surveyed in 2000 by the Aftermarket Company and Response Magazine indicated that they also shop on-line as compared to 31% in 1999. In addition, 26% of the total population surveyed in 2001 indicated that had used the Internet instead of the phone to purchase a direct response TV product.

            The average price of direct response TV products has risen over the past few years. According to a September 2001 survey conducted by The AfterMarket Company and Response Magazine, 43% of the products being sold through direct response TV programs in 2000 were priced in the $100-$200 range, with another 24% priced at higher levels. Approximately 52% of direct response TV purchases in 2000 were for products with price points in excess of $100 versus 41% in 1999. At the same time, purchases of products priced below $29.99 fell from 23% of all direct response TV purchases in 1999 to 16% in 2000.

                             INFORMATION ABOUT THANE

OVERVIEW

        Thane is a global leader in the multi-channel marketing of consumer products in the fitness, health and beauty and housewares product categories. Thane's distribution channels in the United States, and, through its 186 international distributors and strategic partners, in 80 countries around the world, include direct response TV, home shopping channels, catalogs, retail, print advertising, credit card inserts and the Internet. Thane develops and acquires products, arranges low-cost manufacturing (primarily off-shore), and then markets and distributes its products through its various distribution channels. Thane believes that its management of each facet of this process enables it to maximize the return on investment on its products and create profitable products for target markets. Thane utilizes direct response TV to create customer awareness and brand loyalty for its products on a profitable and expeditious basis. The media exposure of a direct response TV campaign typically expands a product's life cycle and facilitates sales in other distribution channels such as retail, home shopping channels (e.g. QVC and Home Shopping Network), catalogs, telemarketing and the Internet. Thane has experienced a compounded annual growth rate of 192.25% over the last four years, with revenues growing from $14.0 million in 1997 to $191.6 million for its fiscal year ended March 31, 2001.

BUSINESS STRATEGIES

        Thane's operating strategy is to (i) continually enhance its diverse product portfolio, (ii) utilize its highly developed multi-tiered domestic and international infrastructure of distribution channels to maximize the profitability of its products, (iii) maintain a low cost position in its industry by virtue of its scale, by combining in-house expertise in critical value-added functions such as product selection, marketing development, media buying and direct response TV production with a strategy of outsourcing to low-cost providers non-core functions such as manufacturing, order processing and fulfillment, and (iv) minimize business risk by retaining a highly variable cost structure and curtailing inventory risk.

        Diverse Product Portfolio. A diverse product portfolio provides Thane with a stable source of revenues and less exposure to changes in consumer preferences. Thane actively seeks product through numerous sources such as inventors, product owners, design companies, manufacturers, advertising and media agencies, production houses, trade shows as well as its own internal development staff. Thane's industry reputation as a quality business partner as well as its ability to launch a coordinated worldwide marketing and distribution effort makes it a partner of choice for product owners and attracts numerous product proposals from third parties. Thane reviewed 1,842, 2,328 and 3,968 product proposals from third parties in fiscal years 1999, 2000 and 2001, respectively. In addition, Thane has an in-house product development staff to create products to capitalize on market opportunities in its domestic and international markets. Thane marketed over 250 products during the twelve month period ending September 30, 2001.

        Multi-Tiered Domestic and International Distribution Infrastructure. Thane utilizes multiple distribution channels to maximize customer awareness and brand recognition of its products, thereby extending their life-cycle and maximizing their profit potential. Thane is the only direct marketer that can introduce a product in the U.S. and in 80 countries worldwide within a 60-day period. Thane utilizes direct response TV to create customer awareness and brand loyalty of its products on a profitable and expeditious basis. The media exposure of a direct response TV campaign typically allows Thane to expand its sources of revenue and achieve higher levels of profitability by leveraging its media investments through other distribution channels such as retail, home shopping channels (e.g. QVC and Home Shopping Network), print advertisements, catalogs, telemarketing and the Internet. International sales have grown from $1.3 million in fiscal 1998 to $21.1 million in fiscal 2001 and $38.3 million for the six months ended September 30, 2001. Wholesale revenues have increased from $2.0 million in fiscal 1999 to $36.2 million in fiscal 2001 and $49.2 million for the six months ended September 30, 2001. Thane's revenue mix for fiscal 2001 was 65.9% domestic direct to consumer, 18.9% wholesale, 11.0% International and 4.2% Internet. Thane's revenue mix for the six months ended September 30, 2001 was 32.3% domestic direct to consumer, 36.0% wholesale, 28.1% International and 3.6% Internet.


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        Low Cost Structure. As one of the largest direct marketing companies in the U.S., Thane is able to maintain its low cost structure by combining its in-house expertise in product testing, marketing development, media buying and direct response TV production with outsourced non-core functions such as manufacturing, order processing and fulfillment. Thane utilizes its in-house expertise in functions that are critical to the success of its business and contracts with third-party providers where it can achieve significant cost savings and efficiencies. In addition, Thane has structured its international operations as distributorships and strategic partnerships to avoid the significant costs and risks associated with managing far-reaching overseas operations.

        Low-Risk Business Model. Thane has developed a number of strategies to minimize business risk, including (i) maintaining a high ratio of variable costs, which results from outsourcing all non-core activities to low-cost third-party providers; (ii) maintaining low amounts of inventory by not placing significant orders until demand is actually generated; and (iii) adopting a systematic and highly disciplined market testing methodology, which rigorously screens products prior to committing significant resources to them.

        Growth Strategy. Thane's growth strategy is to (i) continue to develop various marketing channels to extend product life cycles and create additional revenue and profit opportunities; (ii) increase international sales by further expanding the scope of its relationships with existing international distributors and strategic partners and adding new international distributors and strategic partners in underserved markets; (iii) increase its focus on product branding through direct response TV to facilitate sales across distribution channels and product categories and build valuable brand equity over time by virtue of its significant (over $55 million) annual media spending;
(iv) add revenue diversification through ancillary business opportunities such as membership clubs, media buying and product sourcing services for third parties; and (v) make strategic and accretive acquisitions of synergistic single product or distribution channel companies that can benefit from Thane's highly developed infrastructure.

        Thane was founded as Thane Marketing International, Inc. in 1990. Its principal executive offices are located at 78-140 Calle Tampico, La Quinta, California 92253-2912 and its telephone number at that location is (760) 777-0217.

PRODUCT OVERVIEW

        Thane has successfully attracted and generated a significant flow of product ideas from numerous sources over the years. Thane reviewed 1,842, 2,328 and 3,968 product proposals from third parties in fiscal years 1999, 2000 and 2001, respectively. Thane has a reputation in the industry as a quality business partner because of its fair dealings with partners, its creative ability to make an effective marketing message, its worldwide marketing expertise and network, and its ability to obtain low-cost manufacturing and fulfillment services, all of which create value for its product partners. Moreover, Thane believes its historical success with individual products as a result of its multi-tiered distribution channels has enabled it to attract the most innovative and lucrative opportunities. Consequently, Thane believes that it has a competitive advantage in attracting and retaining product partners.

        The first critical step of the marketing process consists of reviewing and analyzing products for selection and acquisition. Thane has a structured and disciplined methodology, utilizing twelve selection criteria to evaluate the potential of each product. The selection process includes two series of market tests in which the potential market demand for a product is quantified on the basis of its performance in certain well-chosen test markets. Test markets are selected based on their demographic characteristics and effectiveness in past tests. It is important to note that certain products are developed and marketed specifically for certain channels of distribution (e.g., retail only or home shopping channels only), often in conjunction with an exclusive offering.

        Thane brings both internally and externally generated products to market. It has a product development staff whose sole responsibility is to identify new products that will be successful in direct response television marketing and other direct marketing channels. Thane reviews products for acquisition and/or development at various states of completion. Thane differentiates products according to three product development/acquisition models each of which typically accounts for one third of Thane's existing product portfolio: products acquired from owners or inventors; in-house developed products; and distribution partnerships.

        Products acquired from owners or inventors. Thane acquires products from independent products owners and inventors at different stages of development from initial idea through prototype development to finished


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products. In situations where Thane acquires products from third parties, Thane typically acquires all marketing rights, manufacturing and inventory control, and either purchases the product from the owner or pays the product owner a royalty based on revenues from the project.

        In-house developed products. Thane independently develops and funds in-house products, including creating the concept, developing the prototype, and producing the direct response TV program. Thane retains all of the profits from in-house developed products. Thane seeks to develop in-house products in lower risk product classes where there is known demand and Thane can utilize its in-house expertise to develop the product. Thane also engages outside designers and engineers to assist in developing product concepts. In-house product development capability allows Thane to enter product classes swiftly and maximize profit potential. Examples of this category include Orbitrek, a fitness machine that Thane designed after analyzing competing elliptical trainers seen at fitness trade shows.

        Distribution partnerships. Thane enters into distribution partnerships with product owners in situations where the product owners fund the production and marketing and Thane receives distribution rights. Thane and its partner will typically share equally in the net profits from distribution partnerships, but Thane will have minimal financial risk in the event the product is unsuccessful. Distribution partnerships usually last for three years with an option to extend if the product is successful. Examples of distribution partnerships include AB-Doer and BioSlim.

CURRENT PRODUCTS

        Thane markets a variety of consumer products which it categorizes into three product categories: fitness, health & beauty and housewares. During fiscal year 2001, Thane offered over 250 products to consumers through its various distribution channels. Thane currently offers the following products:

        Fitness. Thane sells its fitness products under the Thane Fitness brand name. Thane's most significant fitness products include: the AB-Doer, a unique rotating torso trimmer that targets the upper abdominal muscles, lower abdominal muscles, obliques and lower back all in one circular motion; the Orbitrek, an elliptical cardiovascular, full-body exercise machine; and the Smart Trac 2000, a lunge machine for firming the lower body.

        Health and Beauty. Thane's primary brand in this product category is California Beauty, which is a line of cosmetic products including Exfoliating Scrub, Sunless Body Tanner, Hand & Body moisturizer and Sunless FACE Tanner. Other significant health and beauty products include Youth Cocktail, natural age-fighting herbal vitamins and minerals, Eurossage, an anatomically designed body massager, and Mojave Convertible Eyeware, a sports sunglass set that includes four interchangeable UVA and UVB filtered lenses.

        Housewares. Thane markets numerous housewares products, including Le Presse, a high quality food preparation system with numerous slicing attachments and Airtight Bag & Seal, a home vacuum sealer that allows consumers to keep food fresh for weeks. Thane intends to begin marketing its housewares products under a common brand name.

MULTI-TIERED DISTRIBUTION CHANNELS

        Thane believes that its multi-tiered distribution channels provide it a competitive advantage in attracting, marketing and selling products. The various distribution channels enable Thane to introduce products in multiple markets through multiple channels simultaneously. This allows Thane to capitalize on the customer awareness and branding recognition created by its investment in direct response TV media. It also allows Thane to capitalize on opportunities in individual markets by developing and selling products specifically for certain distribution channels. Thane's distribution channels consist of (i) U.S. direct response TV, (ii) international direct response TV, (iii) retail, (iv) home shopping channels; (v) international wholesale, (vi) the Internet, (vii) catalogs, (viii) credit card inserts, (ix) print advertisements, and (x) database marketing.

        Domestic Direct Response TV. Direct response TV consists of 30-minute commercials that provide in-depth demonstrations and explanations of the product and spot (one to two minutes) commercials. Thane designs its direct response TV programming to create an entertaining and informative presentation of its products' features, uses and benefits. Thane utilizes direct response TV to create customer awareness and brand loyalty by frequent


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airing of its programs in targeted markets. Thane closely monitors the sales generated from each airing of its programs to measure consumer receptivity and sales of the product. Direct response TV allows Thane to test new products and marketing messages quickly, efficiently and accurately. It also enables Thane to actively manage the product launch, product profitability and market penetration per media dollar, and determine the appropriate life cycle of the product in each targeted market.

        Thane believes that direct response TV drives its multi-tiered distribution strategy by creating front-end consumer awareness in target markets on a profitable and cost effective basis, which can be subsequently capitalized on through Thane's other channels such as wholesale, retail, Internet, and other channels. Thane seeks to coordinate its direct response TV strategy with other distribution channels' strategies to maximize sales and profitability of each product. The media exposure of a direct response TV campaign typically allows Thane to expand its sources of revenue and achieve higher levels of profitability by leveraging its media investments through other distribution channels.

        International Direct Response. Thane is the only direct marketer that can introduce a product in the U.S. and in 80 countries worldwide within a 60-day period. Thane leverages its investment in a domestic direct response TV program by customizing it for specific international markets, which typically entails utilizing a native language voiceover and, occasionally, local testimonials to enhance receptivity. The customization process is typically quick and inexpensive.



[WORLD MAP SHOWING LOCATIONS OF THANE'S INTERNATIONAL DISTRIBUTORS AND STRATEGIC PARTNERS]


        Retail. Thane has over 53 major retail customers that stock Thane's products in their stores. Some of the larger retail customers include Walmart, Kmart, Target, Sears, Sam's Club, Best Buy, Eckerds, Costco, Federated and Walgreens. Retail sales capitalize on the customer awareness and brand loyalty created by direct response TV programming without the media costs. Consequently, gross margins for retail sales are comparable to those of direct response TV. Retail sales attract those consumers who either want to touch and feel the product or are not otherwise inclined to purchase through a direct response TV program. Thane believes that the presence of its products in major national retailers lends credibility to its products and furthers customer awareness and brand loyalty.

        Home Shopping Channels. Thane has preferred vendor relationships with the two major U.S. home shopping channels, Home Shopping Network and QVC. These relationships enable Thane to market products on these channels on attractive terms and conditions. Typically, Thane will wholesale products to the shopping channels, use its own hosts and control the presentation of the product. Thane believes that utilizing home shopping channels allows it to market products to different demographics on a cost effective basis and furthers product credibility, customer awareness and brand loyalty.

        International Wholesale. Thane sells its products wholesale to its 186 international distributors and strategic partners in more than 80 countries. Thane provides these distributors and strategic partners with customized direct response TV programming, products and consulting services and the distributors and strategic partners control the direct marketing of the products, including media purchasing, order processing and fulfillment, in their local markets. By allowing its partners to control all local operations, Thane avoids local market and currency risks as well as investments in inventory and distribution infrastructure.


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        Thane has spent ten years developing strategic relationships with leading consumer product distributors throughout the world. Thane believes that its historical success, innovative products and honest business practices provide Thane a competitive advantage in attracting and retaining international distributors and strategic partners, and discourage similar relationships with Thane's competitors. Thane's international wholesale sales in fiscal 2001 were distributed to Europe (approximately 50%), Asia (20%) and the Middle East (15%). International sales have grown from $1.3 million in fiscal 1998 to $21.1 million and $38.3 million in fiscal 2001 and for the six months ended September 30, 2001, respectively. Thane believes that there is less competition internationally and increasing availability of television media (as deregulation of direct marketing continues in additional countries) creating less margin pressure and higher sales potential. Thane expects that international business will represent its highest growth opportunity, both in terms of increased sales in existing markets as well as expansion into new territories.

        Internet. Thane operates two websites that are accessed through approximately 350 URL's and numerous search engine links to capture sales on the Internet. Thane has key revenue-sharing marketing partnerships in place with large online media companies, list owners, search engine portals and other websites where online shoppers tend to initiate their product searches. Thane's primary website, Thane.com, is featured prominently on all Thane's direct response TV programs, package inserts and product packaging. Thane's websites are fully automated, including back-end order processing and a fully-integrated inventory management system.

        Thane currently sells over 180 products through its websites, including both Thane and third-party products. Thane's websites receive over 250,000 visits per month and maintain a customer database of approximately 300,000 files.

        Catalogs. Thane sells its products to over 16 national catalog publishers on a wholesale basis. Some of Thane's larger catalog customers include Sears, Fingerhut, Spiegel, Hammacher Schlemmer, J.C. Penney, Amway and Harriett Carter. Thane believes that catalog sales enable it to market its products to an expanded demographic base of customers that have been targeted by the cataloger. Thane sells its products to catalog companies wholesale and therefore avoids inventory and fulfillment requirements.

        Thane's websites provide consumers with a broad selection of products in a user-friendly manner in three different languages, while generating high margins (approximately 43%). Thane's Internet strategy leverages off of the significant direct response TV media spending and the customer awareness and brand loyalty created through retail sales and home shopping channels. Thane believes that over 2.5 million consumers have visited its websites since 1999 and it currently maintains a customer database of over 120,000 buyers. Internet sales have increased from $884,000 in fiscal 1999 to $7.96 million in fiscal 2001. Thane believes that Internet sales and profitability will continue to grow as the Internet becomes a more accepted medium for the purchase of goods and as Thane's customer base increases through its other distribution channels.

        Credit Card Inserts. Thane contracts with certain syndicators, such as Media Solutions Services and Santa Barbara Promotions, to sell its products through credit card inserts by advertising its products in bills mailed to credit card customers. This distribution channel is a low cost method by which Thane can market its products to selected demographic groups. Thane selectively utilizes credit card inserts for lower priced products that do not require complicated marketing information.

        Print Advertisements. Thane purchases print advertising for its products in selective situations to supplement existing marketing efforts or as a low cost alternative marketing channel. Print advertisement can serve as an effective reminder to consumers to purchase a product or a means to target a market not otherwise reached through other distribution channels.

        Database Marketing. Thane markets additional products to its existing customers through inbound telemarketing upsells, catalog and reorder package inserts, outbound telemarketing and direct mail. These revenues require little or no media related costs and generate a much higher margin sale. Continuity offers are developed for all topical and ingestible products. These programs automatically ship consumers 30, 60, or 90 day supplies of their originally purchased product until such time as the customer initiates cancellation of their membership. Along with producing ongoing high margin revenues, these database marketing activities increase long-term customer value, maintain customer awareness and build brand loyalty.


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        Occasionally, Thane also utilizes a "two-step" marketing approach. In general, Thane's two-step approach focuses first on spot commercials and direct response TV programs that it airs with no mention of price to generate consumer interest in and requests for product information. The second step focuses on converting inquiries into sales, which are accomplished through a combination of response mailings and outbound telemarketing.

        Thane typically responds to each product inquiry regarding its direct-marketed products by forwarding detailed literature that describes the product line, outlines key features, highlights available accessories and provides additional information about how to purchase the product. If a potential customer does not respond within a certain time period, Thane proceeds with additional follow-up mailings or outbound telemarketing calls that convey a different marketing message and typically offers certain inducements to encourage a sale. The specific marketing message and offer at each stage will vary on a case-by-case basis, based on what Thane's statistical tracking indicates is most likely to trigger a sale.

OPERATIONS

        Product selection. Reviewing and analyzing products for selection and acquisition is the first critical step of the marketing process. Thane has a structured and disciplined methodology utilizing twelve selection criteria to evaluate the potential of each product. The selection process includes two series of market tests in which the potential market demand for a product is quantified on the basis of its performance in certain well-chosen test markets. Test markets are selected based on their demographic characteristics and effectiveness in past tests. The selection criteria include:

    -   Margin: The selling price must be four to five times the cost of goods.

    - Visual Appeal: The product usefulness must be easily demonstrable and visually appealing.

    - Characteristics: The product must be unique, new, innovative and unavailable in mass retail.

    - Product Partner: The product owner, inventor or partner must be reasonable and ethical.

    - Spokesperson: The direct response TV program must feature a dynamic and enthusiastic spokesperson.

    - Target Market: The product must have a target market of at least 20 million households and mass appeal in both the domestic and international markets.

    - Hot Buttons: The product must appeal to consumer "hot buttons," such as a desire to look and feel younger and healthier, an ease of use or sense of fun. The product must encourage impulse buying.

    - Compelling Story: The direct response TV program must be entertaining and explain the product's discovery or use.

    - Reorder Potential: The product should have the potential to generate multiple or related orders.

    - Retail Sales Potential: The product should solve an existing problem, not prevent a potential problem.

    - Product Categories: The product must be in a proven direct response TV marketing category.

    -   Value: The consumer must perceive the product as a bargain.

        Thane brings both internally and externally generated products to market. Thane has a product development staff whose sole responsibility is to identify new products that will be successful in direct response television marketing and subsequently in other direct marketing channels. Thane reviews products for acquisition and/or development at various states of completion.


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        Direct Response TV production. Thane has extensive experience in producing direct response TV programs, having produced over 37 programs since the beginning of fiscal 2001. After Thane decides to market a product it will typically produce the thirty-minute direct response TV program in-house. Thane can produce programs for approximately $200,000, saving $30,000 to $50,000 in production costs compared to industry average. Developing the production in-house also enables Thane to manage with efficiency and flexibility one of the most crucial parts of the direct marketing process.

        Test Marketing. Thane test markets its products prior to making significant media and inventory investments. Thane usually test markets products using one of two basic methods. One method is to create a marketing message for a relatively inexpensive distribution channels such as the home shopping channels. These channels are a cost effective means of introducing an untested product in selected markets prior to full-scale production of the direct response TV program. A later stage of testing is to air the direct response TV program on a limited basis to a precisely targeted audience. This allows Thane to (i) evaluate the amount and geographic coverage of the media that it may purchase for such product, (ii) experiment with different marketing messages and pricing structures to determine the optimal marketing approach and price point and (iii) minimize inventory and media risk associated with launching new products. Thane believes that its test marketing techniques can accurately predict the potential success of a product and has historically been successful at screening marginal products.

        Product manufacturing. Thane outsources the production of its merchandise to third party manufacturers, primarily in China. Given the importance of obtaining high quality, low costs products, Thane has built a dedicated in-house company, Concept and Products Solutions, Inc., that focuses exclusively on developing proprietary relationships with overseas manufacturers to source quality products at the lowest cost available. This effort has been so successful that Concept and Products Solutions is now offering its services to third party direct marketers. Thane typically sources products from multiple manufacturers in order to avoid supplier concentration risks. Thane management has an average of eight years experience with its primary manufacturers. These long-term relationships provide all parties with confidence and mutually beneficial incentives. Thane believes that one of its competitive advantages is its ability to minimize its manufacturing costs while maintaining quality and production continuity. Thane employs in-house personnel and third-parties to oversee the manufacturing process and provide quality assurance/quality control functions. Thane believes that its oversight of the manufacturing process enhances the economics of its products through lower manufacturing costs and reduced returned goods.

        Media purchasing. Thane performs the media purchasing function in-house. With programming available to approximately 60 million U.S. households, Thane is one of the largest buyers of direct response TV programming media time. Thane utilizes approximately 475 half-hours of cable and broadcast per week in the U.S. and approximately 450 half-hours of television time per week internationally. Thane's size and reputation enable it to leverage its purchasing power when negotiating airtime with TV channels and is one of its most significant competitive advantages. Thane purchases media time through its media agency subsidiary and other media brokerage agencies. Purchasing media time through different agencies maximizes flexibility and lowers costs while enabling Thane to select appropriate media time. In fiscal 2001, Thane spent more than $43 million on media. Thane believes that this expenditure will contribute to building, over time, a significant brand equity and franchise value associated with the Thane name.

        Thane tracks the success of each of its spot commercials and direct response TV programs by determining how many viewers respond to each airing. Thane accumulates this information in a database that it uses to evaluate the cost-effectiveness of available media time. In addition, Thane believes its database enables it to predict with reasonable accuracy how many product sales and inquiries will result from each spot commercial and direct response TV program that it airs. Thane also believe that it can effectively track changing viewer patterns and adjust its advertising accordingly.

        Thane does not currently purchase media time under long-term contracts. Thane books most of its spot commercial time on a quarterly basis and most of its direct response TV program time on a monthly or quarterly basis, as networks make time available. Networks typically allow Thane to cancel booked time with two weeks' advanced notice, which enables Thane to adjust its advertising schedule if its statistical tracking indicates that a particular network or time slot is no longer cost effective. Generally, Thane can increase or decrease the frequency of its spot commercial and direct response TV program airings at almost any time.


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        The goals of the direct response TV program are to generate profitable direct response TV sales and create consumer awareness of the product in order to facilitate sales through other distribution channels. Media purchases are a significant component of cost of goods sold and therefore are diligently managed to minimize the cost of media per order received. This media management is conducted throughout the life cycle of the product each time the program is aired.

        Order processing. Thane's direct response TV programs typically ask viewers to call a 1-800 number to order the advertised product based on an explicitly stated price. Thane outsources its order processing primarily through long-standing arrangements with third parties such as West Telemarketing Corporation. Thane closely monitors order processing to obtain customer ordering data and for quality control purposes through on-line communications and database access. Order processing is an important aspect of direct marketing, as a successfully captured customer will usually generate additional high margin sales. Thane also seeks to have its order processing attempt to up-sell products or offer additional related products to maximize sales to each customer.

        Thane, in conjunction with its third-party order processors, utilizes a proprietary skill-based call routing system that automatically routes each incoming call to the most highly qualified sales agent or customer service representative available. The appropriate representative then answers product questions, pro-actively educates the potential customer about the benefits of our product line and typically up-sells the benefits of additional product options or higher priced models in our product lines. This sophisticated system allows Thane to better utilize the call center agents, prioritize call types and improve customer service.

        Order fulfillment. Thane has outsourced its order fulfillment function to Innotrac (Ticker symbol "INOC") to minimize fixed costs for its direct response TV distribution channel. Innotrac receives merchandise from the manufacturers and manages the shipment, payment and return process. Thane has been involved in building the information systems related to these activities and maintains control over this process by tracking the operations on a daily basis. Thane has its manufacturers drop ship directly to its international distributors and strategic partners.

WARRANTIES

        Thane generally offers an unconditional 30-day money back return policy to purchasers of any of its products. In addition, products are typically covered by warranties offered by the manufacturer. The terms of such warranties vary depending upon the product and the manufacturer. The average return rate of Thane's domestic and international products for each of fiscal 2001, 2000 and 1999 was 9.06%, 9.04% and 11.75%, respectively. Thane believes that its return experience for each channel of distribution is within the customary range for direct marketing businesses.

COMPETITION

        The direct marketing industry is large and highly fragmented, with the majority of industry sales generated by single-product and single-channel companies. Thane defines its competition as multi-channel and multi-product direct marketing companies. In that sense, Thane's competitors are Guthy-Renker and Good Times Entertainment Limited, both of which market their products in the U.S. through direct response TV, retail, the Internet and other wholesale channels. Companies such as American Telecast, Direct Focus, Tristar Products, AMS Direct and Ronco currently market several successful products primarily through direct response TV programs. Additionally, there are a number of direct marketing companies that market their products primarily through catalogs, such as Lands' End, and Spiegel, Inc.

        Thane faces significant competition within each of its merchandise categories, including large and small retailers, other domestic direct marketing companies, and various international competitors in individual markets. Many of the large retailers also sell their products through other channels such as the Internet and catalogs. Thane competes with a variety of consumer products companies and retailers, many of which have substantially greater financial, marketing and other resources than Thane.


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INTELLECTUAL PROPERTY

        Our success at attracting, marketing and selling products depends significantly on our ability to establish brand name recognition for our products. In order to protect our brand awareness, we own or license all applicable intellectual property rights associated with that product, including trademark, copyright and patent protections. In addition, we typically seek to acquire all related Internet URLs associated with our products. We protect ourself from competitors that produce, market and sell imitations of our products through establishment and enforcement of our intellectual property rights.

        In addition to securing all applicable intellectual property rights related to our products, we rely on confidentiality, license and other agreements with employees, customers, international distributors, strategic partners and others to protect our proprietary rights.

GOVERNMENT REGULATION

        Various aspects of Thane's business are subject to regulation and ongoing review by a variety of federal, state, local and foreign government agencies, including the Federal Trade Commission, the United States Post Office, the Consumer Products Safety Commission, the Federal Communications Commission, the Food and Drug Administration, attorney generals of various states and other state, local consumer protection and health agencies. The statutes, rules and regulations applicable to Thane's operations, and to various products marketed by it, are numerous, complex and subject to change.

        Thane's international business is subject to the laws and regulations of Canada, the United Kingdom and Germany, and Thane's international strategic partners are subject to the laws of the European Union and the various other countries in which Thane sells products, including, but not limited to, the various consumer and health protection laws and regulations in these markets. If any significant actions were brought against Thane or any of its subsidiaries or strategic partners in connection with a breach of such laws or regulations, including the imposition of fines or other penalties, or against one of the entities through which Thane obtains a significant portion of its media, Thane could be materially and adversely affected. There can be no assurance that changes in the laws and regulations of any territory which forms a significant portion of Thane's market will not adversely affect Thane's business or results of operations.

        Thane collects and remits sales tax in the states where it has a physical presence. Certain states in which Thane's only activity is direct marketing have attempted to require direct marketers, such as Thane, to collect and remit sales tax on sales to customers residing in such states. A 1995 United States Supreme Court decision held that Congress can legislate such a change; however Congress has taken no action to such effect to date. Thane is prepared to collect sales taxes for other states if laws are passed requiring such collection. Thane does not believe that a change in the laws requiring the collecting of sales taxes will have a material adverse effect on Thane's financial condition or results of operations.

EMPLOYEES

        As of January 3, 2002, Thane had approximately 137 employees. None of the employees are represented by a labor organization. Thane considers its employee relations to be good.

FACILITIES

        Thane leases office space for its principal executive offices in La Quinta, California. The lease, which commenced April 2001, provides office space of approximately 22,362 square feet. The annual rent is approximately $268,000.

        Thane also leases space at the following locations:

    - Approximately 3,600 square feet of office space located at 245 E. Olive Avenue, Suite 200, Burbank, California. The lease commenced June 2001 and provides for annual rent of approximately $6,000.


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
    - Approximately 1,990 square feet of office space located at 411 Eagleview Boulevard, Exton, Pennsylvania. The lease commenced April 2001 and provides for annual rent of approximately $31,000.

    - Approximately 2,310 square feet of office space located at 3420 Ocean Park Boulevard, Suite 3075, Santa Monica, California. The lease commenced June 2001 and provides for annual rent of approximately $86,000.

    - Approximately 2,263 square feet of office space located at 1499 W. Palmetto Park Road, Suite 212, Boca Raton, Florida. The lease commenced October 2000 and provides for annual rent of approximately $64,000.

    - Approximately 1,874 square feet of office space located at 5409 Eglinton Avenue West, Toronto, Ontario, Canada. The lease commenced February 2001 and provides for annual rent of approximately $19,000.

    - Approximately 10,972 square feet of office and warehouse space located at 30631 San Antonio Street, Hayward, California. The lease commenced July 2001 and provides for annual rent of approximately $212,000.

LEGAL PROCEEDINGS

        Thane is a party from time to time to routine legal proceedings arising in the ordinary course of its business. Although the outcome of any proceedings cannot be predicted accurately, Thane does not believe any liability that might result from the proceedings could have a material adverse effect on the financial condition and results of operations of Thane.

                   THANE MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with Thane's accompanying unaudited consolidated financial statements and notes included herein for the six month periods ended September 30, 2001 and September 30, 2000 and the audited consolidated financial statements and notes included herein for the fiscal years ended March 31, 2001, March 31, 2000 and March 31, 1999.

GENERAL

Thane is engaged in the multi-channel direct marketing of consumer products and services in the fitness, health and beauty and housewares product categories. Thane's distribution channels in the United States and, through its 186 international distributors and strategic partners, in 80 countries around the world include direct response TV, home shopping channels, catalogs, retail, print advertising, credit card inserts and the Internet. Thane develops and acquires products, arranges low-cost, off-shore manufacturing, and then markets and distributes its products through its various distribution channels. Thane has historically been dependent on a limited number of successful products to generate a significant portion of its total revenues. Thane seeks to reduce the risk associated with relying on a limited number of successful products for a disproportionate amount of its revenues by continually enhancing its diverse product portfolio and utilizing multiple distribution channels to extend product life cycles and maximize profit potential.

Thane generates revenues by selling its products (i) directly to consumers through its direct response TV programs and the Internet, and (ii) wholesale through international distributors and strategic partners, retailers, home shopping channels, catalogs, telemarketing and credit card inserts. Thane also generates revenues through its media purchasing, consumer clubs and product sourcing activities. Thane allocates all of its U.S. media costs to its direct marketing businesses and none to its wholesale business. Production costs are allocated solely to Thane's direct marketing business even though the direct response TV programs are used to support Thane's wholesale and international businesses. Typically, as a product nears the end of its lifecycle, Thane will gradually reduce the selling price of the product to further extend the lifecycle of the product.

Over the past several years, Thane has focused on building its international and wholesale channels of distribution. International sales have grown from $1.3 million in fiscal 1998 to $21.1 million in fiscal 2001 and $38.3 million for the six months ended September 30, 2001, respectively. Wholesale revenues have increased from $2 million in fiscal 1999 to $36.2 million in fiscal 2001 and $49.2 million for the six months ended September 30, 2001, respectively. Thane expects that international and wholesale channels of distribution will continue to be a larger part of its revenues. Thane typically purchases merchandise from its overseas manufacturers, and sells products to its international distributors and strategic partners, in U.S. dollars. Accordingly, while Thane does not experience significant exposure to foreign currency risk, its trading partners do.

Thane's revenues vary throughout the year, with third and fourth fiscal quarter revenues being historically the highest. These seasonal trends have been and may continue to be affected by the timing and success of new product offerings, expansion of Thane's international and wholesale distribution channels and the potential growth of other distribution channels.

RESULTS OF OPERATIONS

                                       FOR THE YEARS ENDED            FOR THE SIX MONTHS ENDED
                                            MARCH 31,                       SEPTEMBER 30,
                                            ---------                       -------------
                                      1999         2000         2001          2000         2001
                                      ----         ----         ----          ----         ----

Total revenues.................    100.00%       100.00%      100.00%      100.00%       100.00%

Cost of sales, including            83.24%
  selling expenses.............                   79.49%       77.45%       75.63%        81.30%

Gross profit...................     16.76%        20.51%       22.55%       24.37%        18.70%

Operating expenses
  General and administrative...      6.53%        10.39%        7.41%        8.73%         7.63%

Income from operations.........     10.23%        10.12%       15.14%       15.64%        11.07%

Other expenses
  Depreciation and                   0.18%
  amortization.................                    0.24%        0.08%        0.29%         0.20%
  Interest expense                  (0.21)%
  (income), net................                    2.47%        1.30%        2.40%         0.80%
  Minority interest and              0.17%
  other income.................                    0.33%        0.16%        0.31%         0.20%

Income before income taxes.....     10.09%         7.08%       13.60%       12.64%         9.87%

Provision for income taxes.....      3.58%         1.86%        5.25%        5.25%         3.76%

Net income.....................      6.51%         5.22%        8.35%        7.39%         6.11%

SIX MONTHS ENDED SEPTEMBER 30, 2001 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 2000

Total revenues increased $82.9 million, or 154.7%, to $136.5 million for the six months ended September 30, 2001 from $53.6 million for the six months ended September 30, 2000. The increase in total revenues is primarily attributable to wholesale sales increasing $42.1 million, or 593%, from $7.1 million to $49.2 million, international sales increasing $29.9 million, or 356%, from $8.4 million to $38.3 million, and U.S. direct marketing sales increasing $10.9 million, or 28.7%, from $38.1 million to $49.0 million. Wholesale sales consist of products and services sold to U.S. based businesses such as television shopping channels, retailers, catalogers and Internet companies. International sales consist of products sold outside the U.S. both to consumers and international distributors and strategic partners. U.S. direct marketing sales consist of products and services sold directly to U.S. consumers. The increase in wholesale revenues was primarily related to an increase in the number of retail and catalog customers, which was driven by increased demand for a fitness product. The increase in international sales was attributable to increased sales of fitness and health and beauty products to a larger number of international distributors and strategic partners. The increase in U.S. direct marketing sales is primarily related to increased sales of fitness and health and beauty products. Thane expects wholesale and international sales to continue to be an increasing percentage of its total revenues as these distribution channels continue to mature.

Cost of sales consists of product costs, advertising costs, media costs, fulfillment costs and royalty costs. Cost of sales increased $70.5 million, or 174.1%, to $111.0 million for the six months ended September 30, 2001 from $40.5 million for the six months ended September 30, 2000. The increase in cost of sales is primarily attributable to increased sales as well as increased media expenditures that were made to support increased wholesale sales.

Gross profit increased $12.4 million, or 94.7%, to $25.5 million for the six months ended September 30, 2001 from $13.1 million for the six months ended September 30, 2000. As a percentage of total revenues, gross profit decreased from 24.4% for the six months ended September 30, 2000 to 18.7% for the six months ended September 30, 2001. The decrease in gross profits is the result of greater wholesale and international sales, which was offset by decreased gross profits on U.S. direct marketing sales. Gross profit margins were affected by increased media expenditures, changes in product mix and reduced pricing of certain fitness products.

General and administrative expenses increased $5.7 million, or 122.8%, to $10.4 million for the six months ended September 30, 2001 from $4.7 million for the six months ended September 30, 2000. As a percentage of total revenues, general and administrative expenses decreased to 7.63% for the six months ended September 30, 2001 from 8.73% for the six months ended September 30, 2000. General and administrative expenses increased as a result of Thane's building its infrastructure in anticipation of its future growth as well as an increase in bad debt expense. Total company employees were 130 at September 30, 2001 compared to 74 at September 30, 2000, an increase of $1.5 million in payroll expense. Bad debt expense increased $2.5 million due to higher sales volume across all channels of distribution. The balance of the increase of $1.7 million related to increases in general corporate overhead. Thane expects general and administrative expenses to continue to decrease as a percentage of total revenues as it continues to increase its sales levels.

Income from operations increased $6.7 million, or 80.0%, to $15.1 million for the six months ended September 30, 2001 from $8.4 million for the six months ended September 30, 2000. As a percentage of total revenues, income from operations decreased from 15.6% for the six months ended September 30, 2000 to 11.1% for the six months ended September 30, 2001. The decrease in income from operations as a percentage of total revenues is attributable to the decreased gross margin, which was partially offset by reduced general and administrative expenses as a percentage of total revenues.

Other expenses consist of depreciation and amortization, net interest expense and minority interest. Depreciation and amortization increased $120,000 due primarily to Thane entering into a capital lease for the lease of its corporate headquarters in June 2001. Interest expense decreased for the six months ended September 30, 2001 by $190,000 due to lower debt and interest rates in 2001 compared to the six months ended September 30, 2000. Minority interest increased due to profit increases from Thane's non-wholly owned subsidiaries.

Income before income taxes increased $6.7 million, or 98.8%, to $13.5 million for the six months ended September 30, 2001 from $6.8 million for the six months ended September 30, 2000. After applying the effective tax rate of 38.0% and 41.5%, for September 30, 2001 and September 30, 2000, respectively, net income for the respective periods was $8.3 million and $4.0 million, a 110.8% increase.

THE YEAR ENDED MARCH 31, 2001 COMPARED TO THE YEAR ENDED MARCH 31, 2000

Total revenues increased $110.9 million, or 137.4%, to $191.6 million for fiscal 2001 from $80.7 million for fiscal 2000. The increase in total revenues is primarily attributable to U.S. direct marketing sales increasing $77.2 million, or 135.2%, from $57.1 million to $134.3 million, wholesale sales increasing $30.6 million, or 546%, from $5.6 million to $36.2 million, and international sales increasing $3.1 million, or 17%, from $18.0 million to $21.1 million. The increase in U.S. direct marketing sales is primarily related to increased sales of a fitness product. The increase in wholesale revenues was primarily related to an increase in the number of retail and catalog customers, which was driven by increased demand for a fitness product. The increase in international sales was attributable to a larger number of international distributors and strategic partners.

Cost of sales increased $84.3 million, or 131.5%, to $148.4 million for fiscal 2001 from $64.1 million for fiscal 2000. The increase in cost of sales is primarily attributable to increased sales.

Gross profit increased $26.6 million, or 160.2%, to $43.2 million for fiscal 2001 from $16.6 million for fiscal 2000. As a percentage of total revenues, gross profit increased from 20.6% for fiscal 2000 to 22.6% for fiscal 2001. The increase in gross profits is the result of the successful introduction of a fitness product in the last six months of the fiscal year.

General and administrative expenses increased $5.8 million, or 69.4%, to $14.2 million for fiscal 2001 from $8.4 million for fiscal 2000. As a percentage of total revenues, general and administrative expenses decreased to 7.4% for fiscal 2001 from 10.4% for fiscal 2000. General and administrative expenses increased as a result of Thane's building its infrastructure in anticipation of its future growth as well as an increase in bad debt expense. Total company employees were 102 at March 31, 2001 compared to 64 at March 31, 2000, an increase of $1.6 million in payroll expense. The balance of the increase was primarily the result of increased bad debt expense due to higher sales volume across all channels of distribution.

Income from operations increased $20.8 million, or 356.1%, to $29.0 million for fiscal 2001 from $8.2 million for fiscal 2000. As a percentage of total revenues, income from operations increased from 10.1% for fiscal 2000 to

15.1% for fiscal 2001. The increase in income from operations as a percentage of total revenues is attributable to the increased gross margin and reduced general and administrative expenses as a percentage of total revenues.

Other expenses increased $504,000 or 20.5%, to $3.0 million in fiscal 2001 from $2.5 million for fiscal 2000. As a percentage of total revenues, other expenses decreased from 3.0% in fiscal 2000 to 1.5% in fiscal 2001 due to increased sales volume. The increase in other expenses was primarily the result of increased interest expense.

Income before income taxes increased $20.3 million, or 356.0%, to $26.0 million for fiscal 2001 from $5.7 million for fiscal 2000. After applying the effective tax rate of 38.6% and 26.3%, for fiscal 2001 and fiscal 2000, respectively, net income for the respective periods was $16.0 million and $4.2 million, a 279.9% increase.

THE YEAR ENDED MARCH 31, 2000 COMPARED TO THE YEAR ENDED MARCH 31, 1999

Total revenues decreased $28.6 million, or 26.2%, to $80.7 million for fiscal 2000 from $109.3 million for fiscal 1999. The decrease in total revenues is primarily attributable to U.S. direct marketing sales decreasing $38.9 million, or 40.6%, from $96.0 million to $57.1 million, which was partially offset by wholesale sales increasing $3.6 million, or 180%, from $2.0 million to $5.6 million, and international sales increasing $6.7 million, or 59.3%, from $11.3 million to $18.0 million. The decrease in U.S. direct marketing sales was due to two factors: (1) Thane had to cancel a major product launch of a kitchen product as a result of a fire at the manufacturer's factory in China. The timing of the fire did not allow Thane to qualify alternative manufacturers in time for the selling season; and (2) Thane's management spent a considerable portion of its time and effort on building its wholesale and international channels, which started to yield significant results in the following year. The increase in wholesale revenues was primarily related to an increase in the number of retail and catalog customers. The increase in international sales was attributable to a larger number of international distributors and strategic partners.

Cost of sales decreased $26.9 million, or 29.6%, to $64.1 million for fiscal 2000 from $91.0 million for fiscal 1999. The decrease in cost of sales is primarily attributable to decreased sales.

Gross profit decreased $1.7 million, or 9.3%, to $16.6 million for fiscal 2000 from $18.3 million for fiscal 1999. As a percentage of total revenues, gross profit increased from 16.7% for fiscal 1999 to 20.6% for fiscal 2000. The decrease in gross profits is the result of decreased revenues. The increase in gross profit as a percentage of total revenues resulted from decreased sales of a health and beauty product with lower than average margins.

General and administrative expenses increased $1.2 million, or 17.4%, to $8.4 million for fiscal 2000 from $7.1 million for fiscal 1999. As a percentage of total revenues, general and administrative expenses increased to 10.4% for fiscal 2000 from 6.5% for fiscal 1999. General and administrative expenses increased as a result of Thane's building its international and wholesale infrastructure in anticipation of its future growth.

Income from operations decreased $3.0 million, or 26.8% for fiscal 2000 from $11.2 million for fiscal 1999. As a percentage of total revenues, income from operations decreased from 10.2% for fiscal 1999 to 10.1% for fiscal 2000. The decrease in income from operations as a percentage of total revenues is attributable to increased general and administrative expenses as a percentage of total revenues, which was partially offset by an increase in gross margin as a percentage of total revenues.

Other expenses increased $2.3 million to $2.5 million in fiscal 2000 from $151,000 for fiscal 1999. As a percentage of total revenues, other expenses increased from 0.10% in fiscal 1999 to 3.0% in fiscal 2000 due to decreased sales volume and higher interest expense.

Income before income taxes decreased $5.3 million, or 48.2%, to $5.7 million for fiscal 2000 from $11.0 million for fiscal 1999. After applying the effective tax rate of 26.3% and 35.5%, for fiscal 2000 and fiscal 1999, respectively, net income for the respective periods was $4.2 million and $7.1 million, a 40.8% decrease.

Financial condition, liquidity and capital resources

As of September 30, 2001, cash and cash equivalents was $9.5 million compared to $4.1 million at March 31, 2001 and $3.2 million at September 30, 2000. Due to the continued expansion of Thane's wholesale and international product distribution channels, which require higher investments in receivables and inventory, total assets were $61.9 million at September 30, 2001 compared to $63.2 million at March 31, 2001 and $32.2 million at September 30, 2000. Approximately $18.0 million of the total asset increase of $29.7 million from September to September was due to increases in receivables and inventory. In addition, total working capital increased to $18.7 million at September 30, 2001 from $13.7 million at March 31, 2001.

For the six months ended September 30, 2001 the net cash provided by operating activities was $12.5 million compared to net cash provided by operating activities of $1.9 million for the six months ended September 30, 2000. Net cash used in investing and financing activities was $7.1 million for the six months ended September 30, 2001 as compared to net cash used in investing and financing activities of $970,000 in the six months ended September 30, 2000.

Thane believes that, through future cash flows and financing alternatives available, it can continue to meet its obligations and generate the working capital necessary to provide for the future growth of Thane.

In June 1999, Thane completed a leveraged recapitalization pursuant to which Thane redeemed approximately $36.0 million of equity securities and borrowed approximately $23.5 million in debt. The accounting treatment for the transaction reduced stockholder's equity by $29.9 million.

Thane's current credit facility expires in June 2002. Currently, Thane is in the final stages of negotiating a commitment from a new lender to refinance the existing facility and provide a line of credit to finance Thane's increasing working capital requirements.

                            INFORMATION ABOUT RELIANT

OVERVIEW

        Reliant is a direct marketer of consumer products primarily through direct response TV and through secondary sources such as the Internet and QVC. Reliant manages the direct marketing for the majority of its products in both the United States and the United Kingdom. This includes product selection and development, manufacturing by third parties, acquiring television media through a media agency, production and broadcast of programming and outsourced order processing, fulfillment, and customer service.

BUSINESS STRATEGIES

        Reliant's operating strategy is to (i) develop a product portfolio consisting of traditional consumer products, (ii) sell its products through low-cost, quickly produced direct response TV programs, (iii) generate incremental sales through additional distribution channels, and (iv) out-source manufacturing, media buying, order processing and fulfillment.

        Traditional Consumer Product Portfolio. Reliant is focused on developing a product portfolio consisting of consumer products in the health and fitness, beauty, weight loss, business opportunities and housewares product categories. Its in-house product development team researches, develops and analyzes product concepts. Reliant augments its product development activities through relationships with third party product owners. Reliant reviews over 1,000 products per year to find attractive and marketable products.

        Low-Cost Production of Direct Response TV Programs. Reliant produced 18 direct response TV programs in fiscal 2000 to sell its portfolio of traditional consumer products. Reliant believes that its ability to produce a thirty-minute direct response TV program in-house for an average of $100,000 in an average of 60 days is a competitive advantage. Reliant's low-cost in-house production capability provides it with decreased risk, increased potential profits and greater product diversity.

        Additional Distribution Channels. Reliant increases revenues for its products through its Internet website and its arrangement with the home shopping network QVC. Reliant believes that expanding its distribution channels is a key component of its future growth strategy.

        Outsource Non-Core Functions. Reliant outsources manufacturing, media purchasing, order processing and fulfillment to maintain a highly variable cost structure, enabling it to optimize its selling, general and administrative expenses.

PRODUCT OVERVIEW

        Reliant markets consumer products in several categories, including health and fitness, weight loss, business opportunities and housewares. Reliant is focused on developing a product portfolio consisting of consumer products in the health and fitness, beauty, weight loss, business opportunities and housewares product categories. Reliant's in-house product development team researches, develops and analyzes product concepts. Reliant augments its product development activities through relationships with third party product owners. Reliant reviews over 1,000 products per year to find attractive and profitable products. Reliant evaluates a product based on its (i) suitability for television demonstration and explanation, (ii) perceived value, (iii) availability of supply, and (iv) potential gross margin. Reliant reviews product concepts from inventors, suppliers, trade shows, industry conferences, manufacturers and consumer product companies. Reliant believes that it has a competitive advantage in attracting products as a result of the successful track record and experience of its management as well as its ability to produce low-cost direct response TV programs in a short period of time.

CURRENT PRODUCTS

        The products launched in 2000 included the Pure Protein Bar, Bioflex Therapeutic Magnet product line, Trash or Treasure, Pest Offense, Wonder Steamer, Enduro Bits, Systemax Computers and Eternal Energy Products.

Reliant either has in development or has launched in 2001 Chubby Checker Twista Sizer, the ThunderStick hand mixer, FlavorWave Oven, the Magic Saw, a sandwich maker, the Wrapster, and Tony Little Target Training tapes

        Traditional Consumer Products. Reliant markets consumer products in a wide variety of categories, including health and fitness, beauty, weight loss, business opportunities and housewares. Some of Reliant's most significant products include: Pest Offense, a chemical free, environmentally friendly pest control device that works by creating an intermittent signal in the electrical wiring of any dwelling that repels various types of pest while remaining safe for humans and common household pets; the Flavorwave Oven, an infrared oven that cooks food evenly from the inside out faster than a microwave oven; and the Thunderstick and Thunderstick Pro Mixers, each a powerful handheld blender/food processor that can be used to replace a variety of counter top appliances, including mixers, juicers and coffee grinders.

        Consumer Electronics. Reliant utilizes its marketing and low-cost direct response TV program production capabilities to sell high-end computer systems with a strategic partner, Systemax Computer Systems. Systemax is responsible for the assembly, inventory, fulfillment and returns of the computers. Reliant takes no inventory or return risk. Reliant produced eight direct response TV computer programs in 2000.

CHANNELS OF DISTRIBUTION

        Reliant's primarily distributes its products through thirty-minute direct response TV programs. Reliant increases revenues per product by selling its products through additional channels, including QVC (a home shopping channel), the Internet and a newly opened office in the United Kingdom. Reliant's growth strategy is to expand its existing, and add new, channels of distribution.

        Direct Response TV. Direct response TV consists of 30-minute commercials that provide in-depth demonstrations and explanations of the product and spot (one to two minutes) commercials. Reliant designs its direct response TV programming to create an entertaining and informative presentation of its products' features, uses and benefits. Direct response TV allows Reliant to test new products and marketing messages quickly, efficiently and accurately. It also enables Reliant to actively manage the product launch, product profitability and market penetration per media dollar, and determine the appropriate life cycle of the product in each targeted market.

        In fiscal 2001 to date, Reliant has produced 23 direct response TV programs to sell its portfolio of traditional consumer products and eight direct response TV programs to sell its computer systems, with approximately 40 programs in various stages of development. This compares to 18 traditional consumer product programs and eight computer programs in 2000. Reliant believes that its ability to produce direct response TV programs for an average of $100,000 in an average of 60 days is a competitive advantage. Reliant's low-cost production capability provides it with decreased risk, increased potential profits and greater product diversity.

        Home Shopping Channel. Reliant has an agreement with the QVC television network that allows it from time to time to sell merchandise on QVC's home shopping channel. Reliant's relationship with QVC allows it to market products to different demographic groups on a cost effective basis and enhances product credibility, customer awareness and brand loyalty. It also allows Reliant to test products prior to incurring the expense of producing a direct response TV program. In the year 2000, Reliant generated revenues of less than $1 million through QVC.

        Internet. Reliant creates awareness of its websites (www.rimc.com, www.asseenontvpc.com and www.800asseenontv.com) through its direct response TV programs. The websites allow consumers to order products advertised through direct response TV programs as well as other traditional consumer and computer products.

        United Kingdom Direct Response TV. Reliant has recently opened an office in London with four employees that buy media for airing Reliant's customized direct response TV programs in the United Kingdom and other Western European markets. Reliant believes that international distribution will increase product sales and extend product lifecycles.

OPERATIONS

        Product selection. Reliant's in-house product development team researches, develops and analyzes product concepts. Reliant augments its product development activities through relationships with third party product owners. Reliant reviews over 1,000 products per year to determine economic viability and marketability. Reliant evaluates a product based on its (i) suitability for television demonstration and explanation (ii) perceived value, (iii) availability of supply, and (iv) potential gross margin. Reliant reviews product concepts from inventors, suppliers, trade shows, industry conferences, manufacturers and consumer product companies. Reliant differentiates products according to three acquisition models: products acquired from owners or inventors, in-house developed products, and distribution partnerships. Reliant believes that it has a competitive advantage in attracting products as a result of the successful track record and experience of its management as well as its ability to produce low-cost direct response TV programs in a short period of time.

        Direct Response TV production. Reliant will typically produce a thirty-minute direct response TV program on an in-house basis once it decides to market a product. Reliant believes that its ability to produce a thirty-minute direct response TV program for an average of $100,000 in an average of 60 days is a competitive advantage. Reliant's low-cost production capability provides it with decreased risk, increased potential profits and greater product diversity.

        Test marketing. Following production of a direct response TV program, Reliant will test the program in specific time slots on both national cable networks and targeted broadcast stations. If a direct response TV program achieves acceptable results, as defined by customer orders per cost of media, Reliant will typically air the program on a rapidly increasing schedule on cable networks and broadcast channels. During this initial phase, Reliant may modify the creative presentation of the direct response TV program and/or the pricing. Reliant typically adjusts the frequency of a program's airing to maximize profitability of all of its products being marketed at a given time. In the year 2000, Reliant produced 26 direct response TV programs, of which 22 were tested and eleven were rolled-out nationally and in the United Kingdom.

        Product manufacturing. Reliant typically invests in inventory only after it successfully test markets a product. Reliant then purchases inventory of a product against one month's anticipated sales. Reliant believes that its experience in managing product inventory is a competitive advantage that allows it to avoid stock-outs, minimize delivery time to the consumer and curtail inventory risk. Reliant typically purchases its products from manufacturers in Asia.

        Media purchasing. Reliant purchases media time either through media buying agencies or its in-house staff. Reliant makes short-term commitments (two weeks to three months) to purchase cable television time from cable networks and media representatives. Reliant also purchases broadcast television time, primarily in thirty-minute segments, from network affiliates and independent stations based on cost and availability of broadcast time. Reliant believes that its ability to purchase media time at a price that allows Reliant to sell sufficient product quantities at targeted gross margins is a critical component of its operations. In fiscal 2000, Reliant spent $24.1 million on media purchases, compared to the $29.9 million spent to date in fiscal 2001.

        Order processing. Reliant outsources its order processing to West Corporation for traditional consumer products and Tiger Direct, Inc. for computer systems. Order processing consists of in-bound call centers that answer toll-free calls from consumers responding to Reliant's direct response TV programs. The in-bound call center will capture a customer's information, including telephone number, shipping address and credit card number, and electronically transmit orders to Reliant's order fulfillment contractors to ship the product.

        Order fulfillment. Reliant contracts with three third-party fulfillment centers to receive, inspect, store, package and ship its products and process returns. The fulfillment centers primarily utilize bulk shippers to deliver products to customers in the U.S. In certain instances, such as computer sales, the manufacturer ships orders directly to the customer.

        Customer Service. Reliant provides customer service through third-party contractors to respond to customer inquiries and process product returns. Reliant typically offers an unconditional 30-day money back return policy to its customers. Reliant's products are typically covered by manufacturer warranties.

GOVERNMENT REGULATION

        Reliant is subject to regulation and ongoing review by federal, state and local agencies including the Federal Trade Commission, U.S. Post Office, Consumer Product Safety Commission, Federal Communications Commission, Food and Drug Administration, attorney generals of various states and other state and local consumer protection and health agencies. The statutes, rules and regulations applicable to Reliant's operations and products are numerous, complex and subject to change.

EMPLOYEES

        Reliant employed 31 full-time employees, four of whom work in London, and four part-time employees as of December 14, 2001. None of Reliant's employees are covered by collective bargaining agreements, and management considers relations with its employees to be good.

FACILITIES

        Reliant's principal office is located at 2701 North Rocky Point Drive, Suite 200, Tampa, Florida 33762. Telephone (813) 282-1717. Reliant currently leases approximately 6,000 square feet of office space pursuant to a five year lease for their Tampa, Florida, principal executive offices.

        Reliant's international office is located at 35-37 Fitzroy Street, London, W1P 5AF, England. Reliant currently leases approximately 1,200 square feet of office space at this site.

LEGAL PROCEEDINGS

        Reliant is a party from time to time to routine legal proceedings arising in the ordinary course of its business. Although the outcome of any proceedings cannot be predicted accurately, Reliant does not believe any liability that might result from the routine proceedings could have a material adverse effect on the financial condition and results of operations of Reliant.

                  RELIANT MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with Reliant's accompanying unaudited consolidated financial statements and notes included herein for the six month periods ended June 30, 2001 and June 30, 2000 and the audited consolidated financial statements and notes included herein for the fiscal years ended December 31, 2000, December 31, 1999 and December 31, 1998.

GENERAL

Reliant is a direct marketer of consumer products primarily through direct response TV and through secondary sources such as the Internet and QVC. Reliant manages the direct marketing for the majority of its products in both the United States and the United Kingdom. This includes product selection and development, manufacturing by third parties, acquiring television media through a media agency, production and broadcast of programming and outsourced order processing, fulfillment, and customer service. Reliant has historically been dependent on a limited number of successful products to generate a significant portion of its total revenues. Reliant seeks to reduce the risk associated with relying on a limited number of successful products for a disproportionate amount of its revenues by continually enhancing its diverse product portfolio, expanding its distribution channels to include the United Kingdom, and by utilizing its marketing and low-cost direct response TV program production capabilities to sell consumer electronics with a strategic partner.

Reliant generates revenues by selling its products (i) directly to consumers through its direct response TV programs and the Internet, and (ii) wholesale through QVC and in the United Kingdom.

RESULTS OF OPERATIONS

                                                                 FOR THE SIX MONTHS ENDED               FOR THE YEARS ENDED
                                                                         JUNE 30,                           DECEMBER 31,
                                                                 ------------------------      -------------------------------------
                                                                    2001           2000          2000          1999           1998
                                                                    ----           ----          ----          ----           ----
Total revenues ............................................       100.00%        100.00%       100.00%       100.00%        100.00%

Cost of sales .............................................        82.88%         82.06%        82.34%        73.07%         55.44%

Gross profit ..............................................        17.12%         17.94%        17.66%        26.93%         44.56%

Operating expenses
     Depreciation and amortization ........................         0.03%          0.03%         0.02%         0.06%          5.51%
     General and administrative ...........................         6.03%          7.62%         4.15%        16.70%        733.74%
     Selling and marketing ................................         8.19%          7.57%         9.97%        14.79%        282.68%
     Royalties ............................................         0.52%          1.02%         1.11%         1.34%          0.00%
     Stock bonus compensation .............................         3.75%          0.68%         0.73%         0.09%          0.00%

Total Operating Expenses ..................................        18.53%         16.92%        15.98%        32.98%      1,021.93%

Operating income (loss) ...................................        (1.41)%         1.02%         1.68%        (6.05)%      (977.37)%

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

Total revenues for the six months ended June 30, 2001 were $64.3 million, an increase of 65.1% compared with total revenues of $38.9 million for the six months ended June 30, 2000. This increase in total revenues is primarily attributable to the increased volume in sales of computer systems. The total revenues attributable to sales of computer systems for the six months ended June 30, 2001 increased by $21.1 million, or 84.25%, over June 30, 2000.

Cost of sales for the six months ended June 30, 2001 were $53.3 million, an increase of 66.73% over the cost of sales of $31.95 million for the six months ended June 30, 2000. The percentage increases for the six month period was reflective of the higher cost of goods sold on computer system sales as compared to the other products sold, resulting in lower realized margins on computer system sales.

Gross profit for the six months ended June 30, 2001 of $11.0 million increased 57.51% when compared to the same period last year. Gross profit of 17.12% for the six month period ended June 30, 2001 decreased from the 17.94% for the comparable period in the prior year. This decrease in the percentage of gross profit is attributed to the lower margins on computer sales.

Operating expenses consist of depreciation and amortization, general and administrative, selling and marketing, royalties and stock bonus compensation. Total operating expenses for the six months ended June 30, 2001 were $11.9 million. This compares to $6.6 million for the period ended June 30, 2000. As a percentage of total revenues, operating expenses for the six months ended June 30, 2001 were 18.53%, an increase from 16.92% for the six months ended June 30, 2000.

General and administrative expenses increased by $679,014, or 21.00%, for the six months ended June 30, 2001 compared to the same period of 2000. General and administrative expenses as a percentage of total revenues for the six months ended June 30, 2001 decreased to 6.03%, from the 7.62% in the comparable period of 2000. The majority of the increase related to payroll costs as Reliant continued to develop its infrastructure. As revenues continue to grow, management expects general and administrative expenses to continue to decrease as a percentage of total revenues.

Selling and marketing expenses for the six months ended June 30, 2001 increased $2.3 million, or 78.68%, when compared to the same period last year. As a percentage of total revenues, selling and marketing expenses increased to 8.19% for the six months ended June 30, 2001, compared to 7.57% for the comparable period in 2000. The increase was due to media and production costs related to increased airings of Reliant's computer direct response TV programs. In the first quarter ended March 31, 2001, Reliant recognized a $2.4 million stock bonus compensation expense attributable to certain stock bonuses earned by management under the terms of their employment agreements. For the six months ended June 30, 2000, approximately $267,000 was included in general and administrative expenses related to stock bonus compensation. Due to the fact that management agreed to revise their employment contracts effective at the end of the first quarter of this year, no additional bonuses can be earned based upon total revenues of Reliant. Please see notes 3 and 4 to the enclosed Reliant Consolidated Financial Statements.

Operating loss for the six months ended June 30, 2001 was $909,551. This compares to operating income of $395,844 for the six months ended June 30, 2000. The primary reason for the decrease in operating income for the six months ended June 30, 2001 was the $2.4 million stock bonus compensation expense, discussed above, recognized in the first quarter of 2001. When adding back the $2.4 million non-cash compensation charge to the six months ended June 30, 2001, operating income for that period was $1.5 million, a 271.52% increase when compared to the six months ended June 30, 2000.

Net loss

For the six months ended June 30, 2001, Reliant had a $647,554 net loss, (including the $2.4 million stock bonus compensation expense discussed above), compared to net income of $381,667 for the comparable period in 2000.

THE YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

Total revenues for 2000 were $100.1 million, an increase of $78.6 million, or 366.7%, over revenues for fiscal 1999 of $21.4 million. Reliant began its business of electronic and multi-media marketing of consumer products, primarily through direct response television programming, in the second quarter 1999. Throughout 1999 and 2000, the majority of the revenues were attributable to sales of consumer products through direct response television programming, as Reliant was establishing its name in the industry. In late 1999 and 2000 Reliant identified a market for selling high end computers through direct response television programming. Of the $78.6 million increase in total revenues in 2000 over 1999, $58.6 million of the increase came from computer sales. The balance of the increase in total revenues was mainly attributable to a full year of operations in 2000 as discussed above.

Cost of sales for fiscal 2000 was $82.4 million, or 82.34% of sales, compared to $15.7 million, or 73.07% of sales, for 1999. The percentage increases from year to year was reflective of the lower margins realized on computer system sales, as 61.2% of the total sales in 2000 came from computer sales compared to 12.2% in 1999.

Gross profit for fiscal 2000 was $17.7 million, a 206.00% increase over fiscal 1999 gross profit of $5.8 million. Gross profit as a percentage of total revenues was 17.66% and 26.93% for fiscal 2000 and fiscal 1999, respectively. This decrease in gross profit was due to the increase in computer sales, since computer margins are significantly lower than other consumer products.

Operating expenses for fiscal 2000 and fiscal 1999 were $16.0 million and $7.1 million, respectively. As a percentage of total revenues, operating expenses in fiscal 2000 were 15.98% of total revenues, compared to 32.98% in fiscal 1999. As Reliant's cost structure primarily consists of variable costs, the large increase in total revenues in fiscal 2000 resulted in operating expenses as a percentage of revenues decreasing dramatically.

General and administrative expenses for fiscal 2000 were $4.7 million, a $1.2 million, or 33.91%, increase over general and administrative expenses in 1999 of $3.5 million. General and administrative expenses as a percentage of total revenues for 2000 decreased to 4.15% compared to 16.79% for the 1999. As Reliant's sales increased, Reliant added 12 new employees in 2000, which was the primary reason for the dollar increase in 2000. Total employee count at the end of 2000 was 23. Included in general and administrative expenses for the 2000 and 1999 are non-cash stock compensation expenses of approximately $734,000 and $267,000, respectively.

Selling and marketing expenses for 2000 were $9.8 million, a $6.6 million, or 214.6%, increase over the $3.8 million in 1999. As a percentage of total revenues, selling and marketing expenses decreased to 9.97% in 2000 from 14.79% in 1999. The production and airing of significantly more direct response TV programs was the reason for the dollar increase year over year.

Royalties on product sales remained relatively constant as a percentage of total revenues and the dollar increase is attributable to the increase in sales year over year.

Operating income for 2000 was $1.7 million, compared to operating loss of $1.3 million for 1999. The growth in sales in 2000, along with a minimal rise in fixed expenses, was the primary reason for the $4.0 million improvement in operating income.

Net income for 2000 was $1.6 million, or $0.22 per share, compared to a net loss of $1.3 million, or $0.25 per share, for the year 1999.

THE YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

Reliant began its operations as a direct marketer of consumer products through television in the second quarter of calendar year 1999. The results of operations for the calendar year 1998 reflect the operations of other businesses that existed at that time. Therefore, any comparisons of the 1999 results to the 1998 results would not be meaningful.

Financial condition, liquidity and capital resources

As of June 30, 2001, cash and cash equivalents was $543,957 compared to $298,734 at December 31, 2000 and $23,480 at June 30, 2000. Total assets increased to $7.6 million at June 30, 2001, compared to $6.5 million at December 31, 2000 and $4.5 million at June 30, 2000. In addition to the increase in cash during this year, restricted cash increased by $302,395, total accounts receivable increased by $956,988, and inventory decreased by $267,431. These changes, along with a reduction in notes payable of $710,698, are the primary reasons that working capital increased to $4.5 million at June 30, 2001 compared to working capital of $2.3 million at December 31, 2000.

For the six month period ended June 30, 2001 the net cash provided by operating activities was $703,246 as compared to net cash used in operating activities of $773,472 in the first six months of last year. Net cash used in investing and financing activities was $458,023 for the six months ended June 30, 2001 as compared to net cash provided by investing and financing activities of $770,548 in the first six months of last year.

As of December 31, 2000, cash and cash equivalents was $298,734 compared to $26,404 at December 31, 1999. Total assets increased to $6.5 million at December 31, 2000, compared to $2.9 million at December 31, 1999. In addition to the increase in cash during this year, restricted cash increased by $884,459, total accounts receivable increased by $1.1 million, and inventory increased by $754,654. These changes, along with an increase in short term debt of $711,849, are the primary reasons that working capital increased to $2.3 million at December 31, 2000 compared to a working capital deficit of $71,051 at December 31, 1999.

For 2000, the net cash used in operating activities was $1.1 million as compared to net cash used in operating activities of $1.5 million in 1999. Net cash provided by investing and financing activities was $1.4 million for 2000 and 1999.

        SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF RELIANT

         The following table sets forth information as of January 3, 2002, regarding the beneficial ownership of common stock by each director and executive officer of Reliant, and all directors and executive officers of Reliant as a group. The persons named in the table have sole voting and investment power with respect to all shares of common stock owned by them, unless otherwise noted. The percentage of beneficial ownership is based on 11,583,621 shares of common stock outstanding as of January 3, 2002.

                                                                                   AMOUNT AND
                                                                                   NATURE OF
                                                                                  BENEFICIAL
            NAME OF BENEFICIAL OWNER OR NUMBER OF PERSONS IN GROUP                OWNERSHIP(1)      PERCENT OF CLASS
            ------------------------------------------------------                ------------      ----------------
     Kevin Harrington....................................................           3,630,601            31.34%

     Tim Harrington......................................................           2,420,400            20.90%

     Mel Arthur..........................................................           1,210,200            10.45%

     Karl Rodriguez......................................................             157,250             1.35%

     All executive officers and directors as a group (4 persons).........           7,418,451            64.04%

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship, or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of common stock owned as of January 3, 2002, by the person indicated and shares underlying options owned by such person on January 3, 2002, that were exercisable within 60 days of that date.

                       DESCRIPTION OF THANE CAPITAL STOCK

         As a result of the merger, Reliant stockholders will become Thane stockholders. Your rights as a Thane stockholder will be governed by Delaware law, Thane's amended and restated certificate of incorporation and Thane's bylaws. The following description of Thane's capital stock, including the Thane common stock to be issued in the merger, reflects the anticipated state of affairs at the completion of the merger.

         The description summarizes the material terms of Thane's capital stock but does not purport to be complete, and is qualified in its entirety by reference to the applicable provisions of Delaware law, Thane's certificate of incorporation, and bylaws.

GENERAL

         Thane's authorized capital stock immediately after the merger will consist of 200,000,000 shares of common stock, par value $.001 per share, 36,562,389 shares of which will be issued and outstanding, and 50,000,000 shares of preferred stock, par value $.001 per share, none of which will be issued and outstanding.

COMMON STOCK

         Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors subject to any preferential dividend rights of outstanding preferred stock. Upon liquidation or dissolution of Thane, holders of common stock will be entitled to share ratably in the assets of Thane legally available for distribution to stockholders in the event of liquidation or dissolution, after distribution in full of the preferential amounts, if any, have been distributed to the holders of the preferred stock.

         The holders of common stock have no preemptive or conversion rights. The shares of Thane common stock issued in the merger will be duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

         Thane's certificate of incorporation empowers the board of directors to, without further action by Thane's stockholders, from time to time, direct the issuance of up to 50,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock and could adversely affect the rights and powers, including voting rights, of the holders of the common stock without any further vote or action by the shareholders. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Thane before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Thane's securities or the removal of incumbent management. The board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect holders of shares of common stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE AMENDED CHARTER AND AMENDED BYLAWS UNDER DELAWARE LAW

         Thane's amended and restated certificate of incorporation and the amended and restated bylaws, together with certain provisions of Delaware law, contain certain provisions that could discourage potential takeover attempts and make more difficult the acquisition of a substantial block of the Common Stock. Thane's certificate of incorporation provides for a Board of Directors that is divided into three classes. The directors of Class I hold office until the annual meeting of stockholders in 2002, the directors of Class II hold office until the annual meeting of stockholders in 2003, and the directors of Class III hold office until the annual meeting of stockholders in 2004 (or, in each case, until their successors are duly elected and qualified or until their earlier resignation, removal from office for cause or death), and, after each such election, the directors in each such class will then serve in succeeding terms of three years and until their successors are duly elected and qualified. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of Thane and may maintain the incumbency of the board of directors, as the classification of the board of directors and such other provisions generally increase the difficulty of, or may delay, replacing a majority of the directors. Such classification system and such other provisions may be amended only upon an 66 2/3% stockholder vote.

         The certificate of incorporation authorizes the directors to issue, without stockholder approval, shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions of such preferences and rights) of the shares of each such series. The bylaws also provide that nominations for directors may not be made by stockholders at any annual meeting thereof unless the stockholder intending to make a nomination notifies Thane of its intentions not less than 60 days nor more than 90 days prior to the anniversary date of the preceding annual stockholder's meeting and furnishes to Thane certain information regarding itself and the intended nominee. The bylaws also require a stockholder to provide to the secretary of Thane advance notice of business to be brought by such stockholder before an annual meeting of stockholders as well as certain information regarding such stockholder and others known to support such proposal and any material interest they may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of a majority of the outstanding stock of Thane until the next stockholders' meeting.

         Provisions of Thane's certificate of incorporation providing that only the board of directors, the chairman of the board of directors or the chief executive officer may call special meetings of stockholders, and prohibiting stockholder action by written consent, may have the effect of making it more difficult for a third party to acquire control of Thane, or of discouraging a third party from attempting to acquire control of Thane. Amendment of these provisions requires the affirmative vote of holders of 80% of Thane common stock.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for Thane's common stock is American Stock Transfer & Trust Co. The transfer agent's address is 59 Maiden Lane, Plaza Level, New York, New York 10038 and telephone number is 1(800) 937-5449.

REGISTRATION OF SHARES UNDER STOCK OPTION PLANS

         Thane intends to file a registration statement on Form S-8 covering all of the shares of common stock issuable or reserved for issuance under Thane's stock option plans, including the substitute options granted to certain of Reliant's option holders in accordance with the terms of the merger agreement, as soon as practicable following the date of the effective time of the merger. When issued, these shares will be freely tradeable in the public market, subject to Rule 144 volume limitations applicable to affiliates or lock-up agreements.

                        COMPARISON OF STOCKHOLDER RIGHTS

         The rights of Thane stockholders are currently governed by the Delaware General Corporation Law, and the certificate of incorporation and bylaws of Thane. The rights of Reliant stockholders are currently governed by the Nevada General Corporation Law, the Nevada Revised Statutes and the articles of incorporation and bylaws of Reliant. Upon completion of the merger, the rights of Reliant stockholders who become stockholders of Thane in the merger will be governed by the Delaware General Corporation Law, Thane's certificate of incorporation, and Thane's bylaws.

         The following description summarizes the material difference that may affect the rights of stockholders of Reliant and Thane but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the Delaware General Corporation Law, the Nevada General Corporation Law and the Nevada Revised Statutes, Thane's certificate of incorporation and bylaws, and Reliant's articles of incorporation and bylaws.

                                              AUTHORIZED CAPITAL STOCK

                          RELIANT                                                     THANE
                          -------                                                     -----
     -   50,000,000 common voting; par value $0.001 per           -   200,000,000 common voting; par value $0.001
         share                                                        per share

                                                                  -   50,000,000 blank check preferred; par value
                                                                      $0.001 per share


                                             SIZE OF BOARD OF DIRECTORS

                          RELIANT                                                     THANE
                          -------                                                     -----
         1-9 persons                                                  13 persons


                                                CLASSES OF DIRECTORS

                          RELIANT                                                     THANE
                          -------                                                     -----
         None                                                         Thane's amended and restated certificate of
                                                             incorporation provides for its board to be divided into
                                                             three classes, with each class consisting, as nearly as
                                                             may be possible, of one-third the total number of
                                                             directors.  Class I directors hold office for a term
                                                             expiring at the annual meeting of stockholders in
                                                             2002.  Class II directors hold office initially for a
                                                             term expiring at the annual meeting of stockholders in
                                                             2003.  Class III directors hold office initially for a
                                                             term expiring at the annual meeting of stockholders in
                                                             2004.  At each successive annual stockholder meeting, a
                                                             number of directors equal to the number of directors
                                                             with terms expiring at the meeting shall be elected to
                                                             a three-year term of office.  The members of each class
                                                             hold office until their successors are duly elected and
                                                             qualified.


                                           FILLING VACANCIES ON THE BOARD
                          RELIANT                                                     THANE
                          -------                                                     -----
         Reliant's bylaws provide that a majority of the              Thane's amended and restated certificate of
remaining directors, though less than a quorum, may fill     incorporation provides that a majority of the remaining

any vacancy that occurs in the board of directors, other     directors, though less than a quorum, may fill any
than removal of a director without cause by a vote of the    vacancy that occurs in the board of directors, by
stockholders. Vacancies due to the removal of directors      reason of death, resignation, or otherwise, other than
without cause will be filled by a stockholder vote. A        removal of a director with cause by a vote of the
director elected to fill a vacancy caused by resignation,    stockholders. The person so chosen holds office until
death, or removal is elected to hold office for the          the next annual election for directors of the class in
unexpired term of his predecessor.                           question and until a successor is duly elected and has
                                                             qualified.


                                                REMOVAL OF DIRECTORS
                          RELIANT                                                     THANE
                          -------                                                     -----
         Reliant's bylaws provide that a director may be              Thane's amended and restated certificate of
removed without cause by stockholder vote. A director may    incorporation provides that any one or more of the
be removed for any other reason by a vote of a majority of   directors may be removed with cause at any time by a
the directors then in office.                                vote of the holders of record of at least 66 2/3% of
                                                             the shares of Thane stock issued and outstanding and
                                                             entitled to vote.

                                        NOMINATION OF DIRECTORS FOR ELECTION
                          RELIANT                                                     THANE
                          -------                                                     -----
         Neither Reliant's certificate of incorporation               Thane's amended and restated bylaws provide
nor its bylaws contain provisions addressing the             that nominations of persons for election to the board
nomination of directors for election.                        of directors may be made at a meeting of stockholders
                                                             by or at the direction of the board of directors by any
                                                             nominating committee or person appointed by the board
                                                             or by any stockholder of the corporation entitled to
                                                             vote for the election of directors at the meeting who
                                                             complies with the notice procedures. Such nominations,
                                                             other than those made by or at the direction of the
                                                             board, are made pursuant to timely notice in writing to
                                                             Thane's secretary. To be timely, a stockholder's notice
                                                             must be delivered to or mailed and received at Thane's
                                                             principal executive offices:

                                                             -        for an annual meeting, not less than 60 days
                                                                   nor more than 90 days prior the anniversary date
                                                                   of the preceding annual stockholders meeting, and
                                                                   in the event that the annual meeting is called
                                                                   for a date that is not within 30 days before or
                                                                   after such anniversary date, timely notice by the
                                                                   stockholder must be received by Thane not later
                                                                   than the close of business on the 10th day
                                                                   following the date on which such notice of the
                                                                   date of the annual meeting was mailed or such
                                                                   public disclosure was made, whichever first
                                                                   occurs;

                                                             -        for a special meeting called for the purpose
                                                                   of electing directors, not later than the close
                                                                   of business on the 10th day following the day on
                                                                   which notice of the date of the special meeting
                                                                   was mailed or public disclosure of the date of
                                                                   the meeting was made, whichever is first.

                                                                      The notice must include information on the
                                                             nominee required by the proxy rules of the SEC.

                                        STOCKHOLDER ACTION WITHOUT A MEETING
                          RELIANT                                                     THANE
                          -------                                                     -----
         Reliant's bylaws requires that all stockholders              Thane's amended and restated certificate of
entitled to vote with respect to the subject matter at       incorporation prohibits stockholder action without a
hand must have consented in writing. It is also possible     meeting.
for a majority of stockholders entitled to vote to grant
consent at any regular meeting called on notice. Written
notice must be promptly given to all stockholders of such
actions.


                                      CALLING SPECIAL MEETINGS OF STOCKHOLDERS
                          RELIANT                                                     THANE
                          -------                                                     -----
         Reliant's bylaws provide that special meetings of            Thane's amended and restated certificate of
the stockholders may be called by the President, the board   incorporation provides that special meetings may be
of directors, holders of at least 10% of all shares          called only by Thane's President, the chairman of the
entitled to vote at the proposed special meeting, or such    board, or the entire board of directors pursuant to a
other persons authorized by the charter.                     resolution approved by majority vote.


                                         SUBMISSION OF STOCKHOLDER PROPOSALS
                          RELIANT                                                     THANE
                          -------                                                     -----
         Neither Reliant's certificate of incorporation               Thane's amended and restated bylaws specify
nor its bylaws contain provisions addressing submission of   advance notice requirements that conform to the notice
stockholder proposals.                                       requirements of Delaware law. Notice of a proposal to
                                                             be considered at an annual meeting must be received by
                                                             Thane's secretary not less than 60 days nor more than
                                                             90 days prior to the anniversary of the previous year's
                                                             annual meeting.

                                                                      If the date of the annual meeting is not
                                                             within 30 days before or after such anniversary date,
                                                             then such notice must be received by Thane not later
                                                             than 10 days after the day on which notice of the date
                                                             for such meeting was mailed or public announcement of
                                                             such date, whichever is earlier.

                                                                      The notice must include a description of the
                                                             stockholder proposal, the reasons for conducting the
                                                             business desired to be brought before the meeting and
                                                             other information.

                                           NOTICE OF STOCKHOLDER MEETINGS
                          RELIANT                                                     THANE
                          -------                                                     -----
         Reliant's bylaws require that written or printed             Thane's amended and restated bylaws require
notice stating the place, day, and hour of the meeting,      that notice of the time, place and purpose of every
and, in the case of a special meeting, the purpose or        meeting of stockholders must be delivered personally or
purposes for which the meeting is being called, must be      mailed not less than 10 days nor more than 60 days
delivered not less than 10 days no more than 20 days         before the date of the meeting to each stockholder of
before the date of the meeting, either personally or by      record entitled to vote. Any meeting may be held
mail, by the direction of the President, or Secretary, or    without notice if all stockholders entitled to vote are
the officer or persons calling the meeting.                  present in person or by proxy, or if notice is waived
                                                             in writing, either before or after the meeting, by
                                                             those not present.

                                   AMENDMENTS TO THE CERTIFICATE OF INCORPORATION
                          RELIANT                                                     THANE
                          -------                                                     -----
         Reliant's certificate of incorporation does not              Thane's amended and restated certificate of
contain any provision addressing amendments to the charter.  incorporation provides that, in addition to any other vote that may be required by law, the affirmative vote
                                                             of stockholders of record of at least 80% of the shares
                                                             of Thane stock issued and outstanding and entitled to
                                                             vote is required to amend or repeal the charter.

                             SYNERGIES OF THE MERGER


IMMEDIATE SAVINGS

         The Thane/Reliant merger is anticipated to result in both cost savings as well as revenue enhancement opportunities for the combined company. Thane intends to use its lower cost structure for Reliant products in order to obtain immediate savings in the following areas:

     - Product Financing: Reliant is currently charged by its outsourced fulfillment house 10% of the cost of each product in order to finance its inventory, which is included in cost of sales. It is estimated that $660,000 would have been saved, assuming an annual 10% cost of capital for the combined entity.

     - Media Financing: Reliant's media costs include a 2% to 3% prepaid finance charge, which is included in cost of sales. Based on an average outstanding period of thirty days, Reliant is paying an annual interest rate of between 24% and 36%. It is estimated that approximately $436,000 would have been saved, assuming a 10% cost of capital for the combined entity.

     - Media Commissions: Reliant utilizes media buyers that charge a 10% commission for purchased media time. Thane's in-house media group will purchase the media time post-merger for approximately 7% of media time purchased. Thane's costs are not commissions, but rather its direct costs of buying the media time.

     - Credit Card Processing: It is expected that Reliant will benefit from Thane's more favorable credit card merchant rates. Historically, Reliant's credit card merchant rates were 4.5%, compared to Thane's current credit card merchant rate of 3.5%.

         The table below outlines the approximately $1.8 million in immediate anticipated cost savings for Reliant's fiscal 2000 estimated by management based on Reliant's revenue base for fiscal 2000:

                                                                             Year ending
                                                                          December 30, 2000
                                                                          -----------------
                      Product Financing(1)                                    $  660,000
                      Media Financing(1)                                      $  436,000
                      Media Commissions(2)                                    $  339,000
                      Credit Card Processing(3)                               $  323,000
                                                                              ----------
                      Total                                                   $1,758,000
                                                                              ==========

                      (1)   Represents likely savings on financing.

                      (2) Represents likely savings by utilizing Thane's in-house media buying agency.

                      (3) Represents immediate savings on credit card processing fees.


         It should be noted that Reliant's public financial filings do not classify its product and media financing arrangements as interest expense, but rather as part of cost of goods sold.

INTERMEDIATE SAVINGS

         In addition to the aforementioned immediate savings, management estimates that the post-merger combined company will obtain cost savings in excess of $2 million in the following areas:

     - Manufacturing: Thane has a dedicated product sourcing effort that focuses on arranging cost effective contract manufacturing in the Far East. This competency improves the economics of each product through reducing the cost of goods sold, improving quality and reducing returns, thus providing additional funds.

         for marketing. Going forward, the combined company will utilize these in-house capabilities when sourcing new products. Management projects a savings of $500,000 will be achieved during fiscal 2003 as a result of decreasing Reliant's product costs.

     - Telemarketing: Thane is currently negotiating a new contract with its outsourced in-bound telemarketing provider to reduce rates on a company-wide basis. Thane currently enjoys significant cost savings as compared to Reliant. On that basis alone, management expects a $750,000 annual cost savings.

     - Fulfillment: Over the course of the next two fiscal quarters, Thane will seek to rationalize the combined company's fulfillment strategy. Management projects an initial savings of $500,000 by utilizing Thane's fulfillment provider on certain high volume products.

     - Marketing: The combined company will save on certain marketing costs associated with maintaining duplicative personnel at key trade shows as well as at Home Shopping Network and QVC. Such savings are preliminarily estimated at $100,000.

     - General and Administrative: Management is currently assessing its personnel in the areas of accounting, human resources and other overhead functions. A preliminary estimate is $150,000 of duplicative personnel and benefits expense.

REVENUE ENHANCEMENTS

         The post-merger entity will benefit from marrying Thane's comprehensive channels of distribution to Reliant's rich product pipeline. The combined company will possess the ability to sell each of Reliant's existing products through Thane's diverse channels of distribution. Currently, Reliant generates its revenue primarily through the direct response TV channel compared to 70.0% and 36.9% for Thane for the year ended March 31, 2001 and for the six months ended September 30, 2001, respectively. Management's goal is to introduce Reliant products into Thane's established international, wholesale and Internet channels, thus significantly increasing non direct response TV revenues, diversifying revenue mix and extending product life cycles. Thane estimates that this initiative will generate incremental revenues in excess of $25 million.

           UNAUDITED CONDENSED COMBINED PRO FORMA FINANCIAL STATEMENTS

         The following unaudited condensed combined pro forma financial statements ("the pro forma financial statements") and explanatory notes have been prepared and give effect to the Reliant merger using the purchase method of accounting for business combinations. The mergers are being accounted for as a purchase business combination as defined in SFAS No. 141. Thane is the acquiring enterprise for purposes of accounting for the merger.

         In accordance with Article 11 of Regulation S-X under the Securities Act, an unaudited condensed combined pro forma balance sheet (the "pro forma balance sheet") as of September 30, 2001, and unaudited condensed combined pro forma statements of income (the "pro forma statements of income") for the six months ended September 30, 2001, and the year ended March 31, 2001, have been prepared to reflect, for accounting purposes, the merger of Thane and Reliant. For both the pro forma balance sheet and all periods included in the pro forma statements of income, the average number of common and common equivalent shares gives effect to the exchange ratio of 2.90658672 shares of Reliant for one share of Thane.

         The following pro forma financial statements have been prepared based upon the historical financial statements of Thane and Reliant, after excluding the effect of extraordinary items. The pro forma financial statements should be read in conjunction with (a) the historical consolidated financial statements of Thane as of March 31, 2001 and 2000, for the years ended March 31, 2001 and 2000, and the unaudited condensed consolidated financial statements as of September 30, 2001, and for the six month periods ended September 30, 2001 and 2000, included in this proxy statement/prospectus; and (b) the historical consolidated financial statements and related notes thereto of Reliant as of December 31, 2000 and 1999, for the years ended December 31, 2000 and 1999, and the unaudited condensed consolidated financial statements as of June 30, 2001 and for the six month periods ended June 30, 2001 and 2000 included in this proxy statement/prospectus. See "Index to Financial Statements."

         The pro forma balance sheet assumes that the Reliant merger was completed on September 30, 2001. The pro forma balance sheet includes historical unaudited consolidated balance sheet data of Thane as of September 30, 2001 and Reliant as of June 30, 2001. Thane and Reliant have no intercompany activity that would require elimination in preparing the pro forma financial statements.

         The pro forma statements of income assume the Reliant merger occurred on April 1, 2000 and April 1, 2001, in the case of pro forma statements of operations for the year ended March 31, 2001 and the six-month period ended September 30, 2001, respectively. The pro forma statements of income for the year ended March 31, 2001 include the historical consolidated statement of income data of Thane for the year ended March 31, 2001 and the historical consolidated statement of income data of Reliant for the year ended December 31, 2000. The pro forma statements of income for the six-month period ended September 30, 2001 include the historical consolidated unaudited statement of income data of Thane for the six-month period ended September 30, 2001 and of Reliant for the six-month period ended June 30, 2001. These pro forma statements assume that the merger occurred on April 1, 2001 for the six-month period ended September 30, 2001 and April 1, 2000 for the year ended March 31, 2001.

         The pro forma financial statements are provided for illustrative purposes only, and are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been consummated at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The pro forma financial statements do not include any adjustments related to any restructuring charges or one-time charges which may result from the merger or the final result of valuations of inventories, property, plant and equipment, intangible assets, debt, and other obligations. Thane and Reliant are currently developing plans to integrate the operations of the companies. The merger has not been consummated as of the date of the preparation of these pro forma financial statements and there can be no assurances that the merger will be consummated in the future.

                            THANE INTERNATIONAL, INC.
              UNAUDITED CONDENSED COMBINED PRO FORMA BALANCE SHEET
                            AS OF SEPTEMBER 30, 2001
                             (DOLLARS IN THOUSANDS)

                                                                                             COMBINED                      PRO FORMA
                                                           THANE AS OF     RELIANT AS       HISTORICAL                     COMBINED
                                                          SEPTEMBER 30,    OF JUNE 30,      THANE AND        PRO FORMA     THANE AND
                                                              2001            2001           RELIANT        ADJUSTMENTS     RELIANT
                                                              ----            ----           -------        -----------     -------
ASSETS

CURRENT ASSETS:
     Cash and cash equivalents ......................       $  9,494        $    544        $ 10,038        $ (5,000)(A)   $  5,038
     Restricted cash ................................              0           2,171           2,171                          2,171
     Trade accounts receivable, net of allowance ....         21,398           2,856          24,254                         24,254
     Inventories, net of reserves ...................         17,920             545          18,465                         18,465
     Prepaid advertising ............................          1,831               0           1,831                          1,831
     Prepaid expenses and other .....................          1,295             141           1,436                          1,436
     Deferred income taxes ..........................          3,122             303           3,425                          3,425
     Other current assets ...........................            714               8             722                            722
                                                            --------        --------        --------        --------       --------

     TOTAL CURRENT ASSETS ...........................         55,774           6,568          62,342          (5,000)        57,342

PROPERTY AND EQUIPMENT:
     Property, furniture, fixtures and equipment ....          4,695             163           4,858                          4,858
     Less accumulated depreciation ..................           (685)            (64)           (749)                          (749)
                                                            --------        --------        --------        --------       --------

     TOTAL PROPERTY AND EQUIPMENT ...................          4,010              99           4,109                          4,109

OTHER ASSETS:
     Production costs, net of accumulated
amortization ........................................          1,157             847           2,004                          2,004
     Goodwill .......................................              0               0               0          19,579(B)      19,579
     Other assets, net ..............................            924              57             981                            981
                                                            --------        --------        --------        --------       --------

     TOTAL OTHER ASSETS .............................          2,081             904           2,985          19,579         22,564
                                                            --------        --------        --------        --------       --------

       TOTAL ASSETS .................................       $ 61,865        $  7,571        $ 69,436        $ 14,579       $ 84,015
                                                            ========        ========        ========        ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accounts payable ...............................       $  3,529        $    677        $  4,206                       $  4,206
     Allowance for product refunds and returns ......          8,322             488           8,810                          8,810
     Accrued expenses ...............................         11,998             326          12,324                         12,324
     Income taxes payable ...........................          2,969               7           2,976                          2,976
     Line of credit .................................          5,000               0           5,000                          5,000
     Current portion of long-term debt ..............          5,250             606           5,856                          5,856
                                                            --------        --------        --------        --------       --------

     TOTAL CURRENT LIABILITIES ......................         37,068           2,104          39,172                         39,172

LONG-TERM DEBT, LESS CURRENT PORTION ................         10,738               0          10,738                         10,738
MINORITY INTEREST ...................................            517               0             517                            517

STOCKHOLDERS' EQUITY:
     Common stock ...................................              1              11              12              25(C)          37
     Paid-in capital ................................          6,283           7,107          13,390          12,903(D)      26,293
     Retained earnings (deficit) ....................          7,258          (1,651)          5,607           1,651(D)       7,258
                                                            --------        --------        --------        --------       --------

     TOTAL STOCKHOLDERS' EQUITY .....................         13,542           5,467          19,009          14,579         33,588
                                                            --------        --------        --------        --------       --------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...       $ 61,865        $  7,571        $ 69,436        $ 14,579       $ 84,015
                                                            ========        ========        ========        ========       ========

FOOTNOTES:

(A) Reflects $1.5 million in estimated fees and $3.5 million in cash signing bonuses to be paid on the closing date of the merger to members of Reliant management.

(B) Reflects Reliant stock purchase based on closing price of Reliant common stock on December 24, 2001 of $1.86, less historical equity of Reliant. Also reflects the $3.5 million cash signing bonuses discussed in (A) above.

(C) Reflects 32 for 1 stock split at Thane, plus shares of Thane common stock, par value $0.001 per share, issued in connection with the acquisition of Reliant.

(D) Represents capital in excess of par on Thane common stock issued in connection with the merger and to eliminate the retained deficit of Reliant.

                              MERGER CONSIDERATION

         The determination of the purchase price for Reliant by Thane in accordance with SFAS 141 is not necessarily indicative of and could differ significantly from the value of the merger consideration to be issued to the Reliant stockholders. The purchase price allocation is preliminary and may change upon final determination of the fair value of the assets and liabilities acquired.


RELIANT                                                                           Amounts
                                                                                    (in
                                                                                 thousands)
Fair value of equity securities issued as merger consideration:
         Common stock .....................................................       $20,046
         Transaction expenses, including cash signing bonuses .............         5,000
                                                                                  -------

         Total purchase price .............................................        25,046

Estimated fair value of net assets acquired ...............................         5,467
                                                                                  -------
Estimated purchase price in excess of fair value of net assets acquired ...       $19,579
                                                                                  =======
Purchase price allocated to goodwill ......................................       $19,579
                                                                                  =======

         The purchase price allocation is preliminary and may change upon final determination of the fair value of assets and liabilities acquired.

                            THANE INTERNATIONAL, INC.
         UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED MARCH 31, 2001
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                   THANE YEAR        RELIANT                                              PRO FORMA
                                                      ENDED         YEAR ENDED         COMBINED                            COMBINED
                                                    MARCH 31,      DECEMBER 31,        THANE AND       PRO FORMA          THANE AND
                                                       2001            2000             RELIANT       ADJUSTMENTS          RELIANT
                                                       ----            ----             -------       -----------          -------
REVENUES:
     Net product sales .......................     $   182,499     $   100,076        $   282,575                        $   282,575
     Commission income .......................           2,014               0              2,014                              2,014
     Other ...................................           7,046               0              7,046                              7,046
                                                   -----------     -----------        -----------     -----------        -----------

     TOTAL REVENUES ..........................         191,559         100,076            291,635                            291,635

COSTS AND EXPENSES:
     Cost of sales, including selling expenses         148,364          93,670            242,034     $    (1,758)(A)        240,276
     General and administrative expenses .....          14,190           4,706 (B)         18,896             547 (C)         19,443
                                                   -----------     -----------        -----------     -----------        -----------

     TOTAL COSTS AND EXPENSES ................         162,554          98,376            260,930          (1,211)           259,719
                                                   -----------     -----------        -----------     -----------        -----------

INCOME FROM OPERATIONS .......................          29,005           1,700             30,705           1,211             31,916

Depreciation and amortization ................             146              22                168                                168
Interest expense, net ........................           2,497              86              2,583                              2,583
Minority interest and other expense ..........             317               0                317                                317
                                                   -----------     -----------        -----------     -----------        -----------

INCOME BEFORE INCOME TAXES ...................          26,045           1,592             27,637           1,211             28,848

PROVISION FOR INCOME TAXES ...................          10,053              34             10,087           1,452 (D)         11,539
                                                   -----------     -----------        -----------     -----------        -----------

NET INCOME ...................................     $    15,992     $     1,558        $    17,550     $      (241)       $    17,309
                                                   ===========     ===========        ===========     ===========        ===========

Income per common share ......................     $      0.50                                                           $      0.48

Fully diluted income per common share ........     $      0.50                                                           $      0.46

Average number of shares outstanding(E) ......      32,079,968                                                            36,065,269

Fully diluted number of shares outstanding(E)       32,079,968                                                            37,317,652


FOOTNOTES:

(A) Represents estimated cost savings related to product manufacturing and financing media commissions and financing and credit card processing costs.

(B) Includes non-cash charges related to stock issued for compensation and services of $734,000.

(C) Represents non-cash compensation charges related to 294,000 shares of Reliant common stock to be issued prior to the merger at an assumed price of $1.86 per share.

(D) To adjust provision for income taxes to a 40% rate.

(E) Reflects 32 for 1 stock split at Thane.

                            THANE INTERNATIONAL, INC.
         UNAUDITED CONDENSED COMBINED PRO FORMA STATEMENT OF OPERATIONS
                   FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                               THANE SIX      RELIANT SIX
                                                 MONTHS          MONTHS                                             PRO FORMA
                                                  ENDED          ENDED          COMBINED                             COMBINED
                                              SEPTEMBER 30,     JUNE 30,        THANE AND         PRO FORMA          THANE AND
                                                  2001            2001           RELIANT         ADJUSTMENTS          RELIANT
                                                  ----            ----           -------         -----------          -------
REVENUES:
     Net product sales ....................   $    122,922    $     64,273    $    187,195                         $    187,195
     Commission income ....................          2,968               0           2,968                                2,968
     Other ................................         10,657               0          10,657                               10,657
                                              ------------    ------------    ------------      ------------       ------------
     TOTAL REVENUES .......................        136,547          64,273         200,820                              200,820

COSTS AND EXPENSES:
     Cost of sales, including
      selling expenses ....................        111,011          58,873         169,884      $       (936)(A)        168,948
     General and administrative expenses ..         10,423           6,293 (B)      16,716                               16,716
                                              ------------    ------------    ------------      ------------       ------------

     TOTAL COSTS AND EXPENSES .............        121,434          65,166         186,600              (936)           185,664
                                              ------------    ------------    ------------      ------------       ------------

INCOME (LOSS) FROM OPERATIONS .............         15,113            (893)         14,220               936             15,156

Depreciation and amortization .............            276              17             293                                  293
Interest expense, net .....................          1,096              24           1,120                                1,120
Minority interest and other expense .......            273              11             284                                  284
                                              ------------    ------------    ------------      ------------       ------------

INCOME (LOSS) BEFORE INCOME TAXES .........         13,468            (945)         12,523               936             13,459

PROVISION FOR INCOME TAXES ................         (5,121)            303           4,818               566 (C)          5,384
                                              ------------    ------------    ------------      ------------       ------------

NET INCOME (LOSS) .........................   $      8,347    $       (642)   $      7,705      $        370       $      8,075
                                              ============    ============    ============      ============       ============

Income per common share ...................   $       0.26                                                         $       0.22

Fully diluted income per common share .....   $       0.26                                                         $       0.21

Average number of shares outstanding(D) ...     32,577,088                                                           36,562,389

Fully diluted number of shares
 outstanding(D) ...........................     32,577,088                                                           37,814,772


FOOTNOTES:

(A) Represents estimated cost savings related to product manufacturing and financing media commissions and financing and credit card processing costs.

(B) Includes non-cash charges related to stock issued for compensation and services of $2.41 million, including $2.38 million paid to Kevin Harrington, Tim Harrington and Mel Arthur.

(C) To adjust provision for income taxes to a 40% rate.

(D) Reflects 32 for 1 stock split at Thane.

                                  LEGAL MATTERS

            Legal matters relating to the validity of the shares of Thane common stock offered by this proxy statement/prospectus will be passed upon for White & Case LLP, Miami, Florida.

                                     EXPERTS

            The consolidated financial statements of Thane International, Inc. and Subsidiaries at March 31, 2001 and 2000, and for each of the three years in the period ended March 31, 2001, appearing in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The audited financial statements of Reliant Interactive Media Corp. at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in this proxy statement/prospectus have been audited by HJ & Associates, LLC, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                              STOCKHOLDER PROPOSALS

            Reliant plans to hold an annual meeting in 2002 only if the merger is not completed. If the annual meeting of Reliant stockholders is held in 2002, proposals of Reliant stockholders intended to be presented at the 2002 annual meeting must be received by the Secretary of Reliant at 2701 North Rocky Point Drive, Suite 200, Tampa, Florida, 33607 no later than ___________, 2002, in order to be considered for inclusion of Reliant's 2002 proxy materials, and stockholder proposals submitted outside the process of Rule 14a-8 under the Securities Exchange Act must be received by Reliant as provided in Reliant's bylaws no later than ____________, 2002, to be eligible for consideration at the 2002 annual meeting.

                       WHERE YOU CAN FIND MORE INFORMATION

            Reliant files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission, or the SEC. You may inspect and copy these materials at the public reference facilities maintained by the SEC at:

                Judiciary Plaza                         Citicorp Center
                Room 1024                               500 West Madison Avenue
                450 Fifth Street, N.W.                  Suite 1400
                Washington, D.C.  20549                 Chicago, Illinois  60661

            You may also obtain copies of these materials from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. You can also find Reliant SEC filings at the SEC's website at www.sec.gov. Reports, proxy statements and other information about Reliant may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

            Thane has filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, with respect to Thane's common stock to be issued to Reliant stockholders in the merger. This proxy statement/prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all of the information set forth in the registration statement. For further information about Thane and its common stock, Thane refers you to those copies of contracts or other documents that have been filed as exhibits to the registration statement, and statements relating to those documents are qualified in all respects by this reference. You can review and copy the registration statement and its exhibits and schedules from the SEC at the address listed above or from its Internet site.

            Reliant's world wide web home page is located at www.rimc.com. Thane's world wide web home page is located at www.thaneinc.com. Information contained in either Reliant's or Thane's website does not constitute, and shall not be deemed to constitute, part of this registration statement.

            Except where the context requires otherwise, references in this proxy statement/prospectus to "Reliant Interactive Media Corp." and "Reliant" refer to Reliant Interactive Media Corp., a Nevada corporation and its consolidated subsidiaries. References in this proxy statement/prospectus to "Thane International, Inc.," or "Thane" refer to Thane International, Inc., a Delaware corporation, and its consolidated subsidiaries. References in this proxy statement/prospectus to "Reliant Acquisition Corporation" or "Acquisition" refer to Reliant Acquisition Corporation, a Nevada corporation and a wholly owned subsidiary of Thane. References in this proxy statement/prospectus to "Thane common stock" or "common stock of Thane" refer to the common stock, $0.001 par value per share, of Thane.

            You should rely only on the information contained in this proxy statement/prospectus. Neither Thane nor Reliant has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

            This proxy statement/prospectus is dated January 3, 2002. You should not assume that the information contained in this proxy statement prospectus is accurate as of any date other than that date, and the issuance of Thane common stock in the merger will not create any implication to the contrary. Thane provided the information concerning Thane. Reliant provided the information concerning Reliant.

                         INDEX TO FINANCIAL STATEMENTS

THANE INTERNATIONAL, INC.:
Report of Independent Auditors..............................     F-
Audited Consolidated Financial Statements
  Consolidated Balance Sheets...............................     F-
  Consolidated Statements of Income.........................     F-
  Consolidated Statements of Stockholders' Equity
     (Deficit)..............................................     F-
  Consolidated Statements of Cash Flows.....................     F-
  Notes to Consolidated Financial Statements................     F-
Unaudited Consolidated Financial Statements
  Unaudited Consolidated Balance Sheets.....................     F-
  Unaudited Consolidated Statements of Income...............     F-
  Unaudited Consolidated Statements of Cash Flows...........     F-
  Notes to Unaudited Consolidated Financial Statements......     F-

RELIANT INTERACTIVE MEDIA CORPORATION:
Independent Auditors' Report................................     F-
Audited Consolidated Financial Statements
  Consolidated Balance Sheets...............................     F-
  Consolidated Statements of Operations.....................     F-
  Consolidated Statements of Stockholders' Equity...........     F-
  Consolidated Statements of Cash Flows.....................     F-
  Notes to the Consolidated Financial Statements............     F-
Unaudited Consolidated Financial Statements
  Consolidated Balance Sheets...............................     F-
  Consolidated Statements of Operations.....................     F-
  Consolidated Statements of Stockholders' Equity...........     F-
  Consolidated Statements of Cash Flows.....................     F-
  Notes to the Consolidated Financial Statements............     F-

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Thane International, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Thane International, Inc. and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thane International, Inc. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                               Ernst & Young LLP

Riverside, California
July 23, 2001,
except for Note 4, as to which the
date is September 30, 2001

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      MARCH 31,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------   ------------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 4,060,286   $  2,249,472
  Trade accounts receivable, net of allowance of $1,912,000
    and $324,000 in 2001 and 2000, respectively.............   24,855,853      4,855,368
  Inventories, net of reserves of $4,358,000 and $246,000 in
    2001 and 2000, respectively.............................   20,554,338      5,301,669
  Prepaid advertising.......................................    4,094,206      2,519,319
  Prepaid expenses and other................................    2,360,725      1,076,893
  Deferred income taxes.....................................    3,122,000             --
  Other current assets......................................    2,168,269      1,262,583
                                                              -----------   ------------
Total current assets........................................   61,215,677     17,265,304
Property and equipment:
  Furniture, fixtures and equipment.........................    1,041,330        722,156
  Less accumulated depreciation.............................     (543,510)      (397,890)
                                                              -----------   ------------
                                                                  497,820        324,266
Other assets:
  Production costs, net of accumulated amortization of
    $1,892,000 and $1,531,000 in 2001 and 2000,
    respectively............................................      791,556        433,931
  Other assets, net.........................................      651,987        763,395
                                                              -----------   ------------
                                                                1,443,543      1,197,326
                                                              -----------   ------------
Total assets................................................  $63,157,040   $ 18,786,896
                                                              ===========   ============
                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $14,520,770   $  3,310,660
  Allowance for product refunds and returns.................    4,523,272      1,037,564
  Accrued expenses..........................................    5,988,805      2,032,528
  Income taxes payable......................................    9,349,803        483,629
  Deferred income taxes.....................................           --          9,000
  Line of credit............................................    8,333,333      3,200,000
  Current portion of long-term debt.........................    4,850,000      4,200,000
                                                              -----------   ------------
Total current liabilities...................................   47,565,983     14,273,381
Long-term debt, less current portion........................   10,250,000     15,100,000
Minority interest...........................................      146,341        429,175
Commitments and contingencies
Stockholders' equity (deficit):
  Class A common stock, par value $.001:
    Authorized shares -- 1,700,000
    Issued and outstanding shares -- 1,018,034 and 1,000,000
     in 2001 and 2000, respectively.........................        1,018          1,000
  Paid-in capital...........................................    6,282,805      6,064,149
  Retained deficit..........................................   (1,089,107)   (17,080,809)
                                                              -----------   ------------
Total stockholders' equity (deficit)........................    5,194,716    (11,015,660)
                                                              -----------   ------------
Total liabilities and stockholders' equity (deficit)........  $63,157,040   $ 18,786,896
                                                              ===========   ============

                            See accompanying notes.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 YEAR ENDED MARCH 31
                                                      -----------------------------------------
                                                          2001          2000           1999
                                                      ------------   -----------   ------------
Revenues:
  Net product sales.................................  $182,499,292   $73,946,165   $105,375,475
  Commission income.................................     2,013,556     1,418,313      1,098,734
  Other.............................................     7,045,976     5,296,716      2,814,284
                                                      ------------   -----------   ------------
Total revenues......................................   191,558,824    80,661,194    109,288,493
Costs and expenses:
  Costs of sales, including selling expenses........   148,363,532    64,118,428     90,977,353
  General and administrative expenses...............    14,190,426     8,375,478      7,135,308
                                                      ------------   -----------   ------------
Total costs and expenses............................   162,553,958    72,493,906     98,112,661
                                                      ------------   -----------   ------------
Income from operations..............................    29,004,866     8,167,288     11,175,832
Depreciation and amortization.......................       145,620       196,442        193,644
Interest expense (income), net......................     2,497,442     1,991,029       (230,227)
Minority interest and other.........................       317,102       269,014        187,230
                                                      ------------   -----------   ------------
Income before income taxes..........................    26,044,702     5,710,803     11,025,185
Provision for income taxes..........................    10,053,000     1,501,000      3,916,000
                                                      ------------   -----------   ------------
Net income..........................................  $ 15,991,702   $ 4,209,803   $  7,109,185
                                                      ============   ===========   ============
Weighted average shares -- basic and diluted........     1,002,499     2,410,264      8,238,727
                                                      ------------   -----------   ------------
Basic and diluted earnings per share................  $      15.95   $      1.75   $       0.86
                                                      ============   ===========   ============

                            See accompanying notes.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                 SERIES A CONVERTIBLE
                             COMMON STOCK           PREFERRED STOCK
                         ---------------------   ---------------------
                           NUMBER                  NUMBER                                RETAINED
                             OF                      OF                    PAID-IN       EARNINGS
                           SHARES      AMOUNT      SHARES      AMOUNT      CAPITAL      (DEFICIT)        TOTAL
                         ----------   --------   ----------   --------   -----------   ------------   ------------
Balance at April 1,
  1998.................   8,218,852   $ 82,189    1,823,127   $ 18,231   $ 1,823,889   $  4,924,277   $  6,848,586
  Common stock issued
    for services.......      15,000        150           --         --        29,850             --         30,000
  Exercise of stock
    options............       7,333         73           --         --         1,374             --          1,447
  Preferred stock
    dividends..........          --         --           --         --            --        (36,463)       (36,463)
  Net income...........          --         --           --         --            --      7,109,185      7,109,185
                         ----------   --------   ----------   --------   -----------   ------------   ------------
Balance at March 31,
  1999.................   8,241,185     82,412    1,823,127     18,231     1,855,113     11,996,999     13,952,755
  Conversion of
    preferred shares to
    common shares......     250,000      2,500     (250,000)    (2,500)           --             --             --
  Exercise of stock
    options............     451,815      4,518           --         --       715,856             --        720,374
  Common stock issued
    for services.......      14,500        145           --         --        29,435             --         29,580
  Retirement of
    preferred shares...          --         --   (1,573,127)   (15,731)           --     (6,458,554)    (6,474,285)
  Retirement of old
    common shares
    through
    recapitalization...  (8,665,500)   (89,283)          --         --    (2,535,547)   (26,801,345)   (29,426,175)
  Sale of common
    stock..............     708,000        708           --         --     5,999,292             --      6,000,000
  Preferred stock
    dividends..........          --         --           --         --            --        (27,712)       (27,712)
  Net income...........          --         --           --         --            --      4,209,803      4,209,803
                         ----------   --------   ----------   --------   -----------   ------------   ------------
Balance at March 31,
  2000.................   1,000,000      1,000           --         --     6,064,149    (17,080,809)   (11,015,660)
  Common stock
    repurchased........      (1,966)        (2)          --         --       (65,586)            --        (65,588)
  Purchase of minority
    interest in Thane
    Direct.............      20,000         20           --         --       284,242             --        284,262
  Net income...........          --         --           --         --            --     15,991,702     15,991,702
                         ----------   --------   ----------   --------   -----------   ------------   ------------
Balance at March 31,
  2001.................   1,018,034   $  1,018           --   $     --   $ 6,282,805   $ (1,089,107)  $  5,194,716
                         ==========   ========   ==========   ========   ===========   ============   ============

                            See accompanying notes.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                         YEAR ENDED MARCH 31
                                                              -----------------------------------------
                                                                  2001           2000          1999
                                                              ------------   ------------   -----------
OPERATING ACTIVITIES
Net income..................................................  $ 15,991,702   $  4,209,803   $ 7,109,185
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................       145,620        196,442       193,644
  Amortization of production costs..........................       361,065      1,259,306       661,138
  Amortization of financing costs...........................       165,250        133,164            --
  Provision for doubtful accounts...........................     1,588,000        162,523        38,471
  Provision for inventory reserves..........................     4,112,000        (76,000)       37,000
  Deferred income taxes.....................................    (3,131,000)      (145,000)       70,000
  Stock issued for services.................................            --         29,580        30,000
  Minority interest.........................................       306,431        269,014       135,971
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (21,588,485)       245,258    (3,056,148)
    Inventories.............................................   (19,364,669)    (2,255,365)     (104,893)
    Prepaid advertising.....................................    (1,574,887)       409,520      (132,389)
    Prepaid expenses and other..............................    (1,283,832)      (771,205)      (83,065)
    Production costs........................................      (718,690)      (842,095)   (1,232,474)
    Other assets............................................      (959,528)        98,884      (849,688)
    Accounts payable........................................    11,210,110        483,241       657,307
    Allowance for product refunds and returns...............     3,485,708       (198,194)     (606,841)
    Accrued expenses........................................     3,956,277     (1,844,869)          651
    Income taxes payable....................................     8,866,174        427,525       (32,349)
                                                              ------------   ------------   -----------
Net cash provided by operating activities...................     1,567,246      1,791,532     2,835,520
INVESTING ACTIVITIES
Purchases of furniture, fixtures and equipment..............      (319,174)      (138,848)     (182,285)
Acquisitions of minority interest...........................      (350,000)            --            --
                                                              ------------   ------------   -----------
Net cash used in investing activities.......................      (669,174)      (138,848)     (182,285)
FINANCING ACTIVITIES
Loans to stockholder........................................            --             --    (1,550,000)
Proceeds from stockholder loan receivable...................            --      1,010,609       539,391
Proceeds from subordinated debt.............................            --      3,000,000            --
Proceeds from line of credit................................     8,133,333      3,200,000            --
Payments on line of credit..................................    (3,000,000)            --            --
Proceeds from long-term debt................................            --     19,000,000            --
Payments on long-term debt..................................    (4,200,000)    (2,700,000)           --
Debt issuance costs.........................................            --       (826,250)           --
Dividend to stockholders....................................            --        (27,712)      (36,463)
Retirement of preferred stock...............................            --     (6,474,285)           --
Retirement of common stock..................................            --    (29,426,175)           --
Repurchase of common stock..................................       (65,588)            --            --
Issuance of common stock....................................            --      6,000,000            --
Payments on capital lease obligations.......................            --             --       (49,999)
Proceeds from issuance of stock options.....................            --        720,374         1,447
Proceeds from minority owners...............................        44,997             --            --
                                                              ------------   ------------   -----------
Net cash provided by (used) in financing activities.........       912,742     (6,523,439)   (1,095,624)
                                                              ------------   ------------   -----------
Net increase (decrease) in cash and cash equivalents........     1,810,814     (4,870,755)    1,557,611
Cash and cash equivalents at beginning of year..............     2,249,472      7,120,227     5,562,616
                                                              ------------   ------------   -----------
Cash and cash equivalents at end of year....................  $  4,060,286   $  2,249,472   $ 7,120,227
                                                              ============   ============   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest..................................................  $  2,427,153   $  1,827,432   $     5,010
                                                              ============   ============   ===========
  Income taxes..............................................  $  3,150,000   $  1,190,000   $ 4,375,401
                                                              ============   ============   ===========

                            See accompanying notes.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2001

1.  SUMMARY OF OPERATIONS

ORGANIZATION AND BUSINESS

     Thane International, Inc. (the Company) was incorporated on August 28, 1996 under the state laws of Delaware. The Company is engaged in the direct marketing of consumer products primarily through direct response television programs. The Company also sells its products to retailers and distributors both domestically and internationally.

     During November 1997, Thane Direct, Inc. and its wholly owned subsidiary, Thane Direct, Canada, were formed as the vehicle to market products internationally. Thane Direct, Inc. was 80% owned by the Company, and the remaining 20% minority interest was owned by Thane Direct, Inc.'s president. On March 31, 1999, the Company acquired an additional 5% interest in Thane Direct, Inc., increasing its ownership to 85%. On January 12, 2001, the Company acquired the remaining 15% interest in Thane Direct for $350,000 and 20,000 shares of the Company's common stock.

     On May 21, 1999, the Company entered into an Agreement and Plan of Merger (the Recapitalization). Under the terms of the Recapitalization, a company formed by an investor group merged with and into the Company resulting in a new capital structure (see Note 7).

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Thane International, Inc. and all of its wholly-owned subsidiaries, Thane Direct, Inc., Xebec Productions, Inc. and Time Prophets, Inc. and majority-owned subsidiaries, Clinical Results, TrendPro, Pan European, Pan Latino and Fox Marketing, Inc. All significant intercompany balances and transactions have been eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  RECLASSIFICATION

     Certain amounts for 1999 and 2000 have been reclassified to conform with the 2001 financial statement presentation.

  CONCENTRATION OF RISK

     Advertising, order processing, order fulfillment and manufacturing are each outsourced primarily to a few companies, which potentially subjects the Company to a concentration of supplier risk. Although these services are currently concentrated with a few key suppliers, management believes that other suppliers could provide similar services and comparable terms.

     The Company has a diversified customer base, which includes some customers who are located in foreign countries. For the years ended March 31, 2001, 2000 and 1999, revenue from international customers was approximately 11%, 22% and 10%, respectively, of total revenues. The Company monitors extensions of credit and maintains allowances for potential credit losses. Such losses have generally been within management's expectations.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist principally of cash and cash equivalents, trade accounts receivable, accounts payable and borrowings. The Company believes all of the financial instruments' recorded values approximate current values.

  CASH AND CASH EQUIVALENTS

     For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At times, the Company may have cash in banks in excess of its federally insured limits.

  INVENTORIES

     Inventories consist primarily of products purchased for resale and are stated at the lower of cost (determined by the first-in, first-out method) or market.

  COSTS ASSOCIATED WITH DIRECT RESPONSE TELEVISION

     Television advertisement of products comprise the main components of the Company's direct-response marketing efforts, and its primary purpose is to elicit sales to customers. The cost associated with airing direct response television programs includes media and production cost. In December 1993, the American Institute of Certified Public Accountants issued Statement of Position 93-7 (SOP 93-7) entitled "Reporting on Advertising Costs." The Company defers these costs associated with direct response television programs in accordance with SOP 93-7.

  PREPAID ADVERTISING

     Prepaid advertising includes payments made for media, which are expensed when the direct response television program is aired and media and telemarketing costs associated with orders for products that have been placed, but not yet shipped. These costs are expensed when the sales are recognized.

     Net advertising expense was approximately $43,250,000, $18,500,000 and $30,400,000 for the years ended March 31, 2001, 2000 and 1999, respectively. This expense is reflected in cost of sales in the consolidated statements of income.

  PRODUCTION COSTS

     Production costs include various costs incurred by the Company to produce a direct response television program in which the Company's products are marketed. These costs are amortized over the estimated revenue stream, not to exceed 18 months.

  OTHER ASSETS

     Other current assets primarily include amounts receivable for membership referral fees earned. Other long-term assets include debt issuance costs, which are being amortized over the term of the related debt.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Major additions and improvements are capitalized. Depreciation, for financial statement purposes, is computed using the straight-line method and accelerated methods over the estimated useful lives of three to five years. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

  LONG-LIVED ASSETS

     The Company accounts for long-lived assets in accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. Reviews are regularly performed to determine whether the carrying value of assets is impaired. Impairment is based on the excess of the carrying amount over the fair value of those assets. No impairment has been indicated to date.

  ACCRUED EXPENSES

     Accrued expenses include the following for the years ended March 31:

                                                                 2001         2000
                                                              ----------   ----------
Accrual for management and employee compensation............  $2,709,813   $  537,167
Royalties, commissions and other............................   3,278,992    1,495,361
                                                              ----------   ----------
                                                              $5,988,805   $2,032,528
                                                              ==========   ==========

  REVENUE RECOGNITION

     Revenue is recorded at the time of product shipment. The Company also earns commission income from media brokers and income from third parties for consulting services rendered. The commission income earned from media brokers is netted against advertising expense included in cost of sales. The Company also earns revenue on membership referral fees from a joint venture with a third party. All shipping and handling costs are recorded within cost of sales.

     Generally, it is the Company's policy to refund unconditionally the total price of merchandise, less shipping and handling, for merchandise returned within 30 days. The Company provides an allowance, based on experience, for returned merchandise.

  INCOME TAXES

     The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary timing differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates.

  MANAGEMENT FEES

     Included in general and administrative expenses are management fees paid to the Company's equity investor. The Company incurred approximately $451,000 in management fees for fiscal 2001 and no amounts were incurred for 2000 or 1999.

  SEGMENTS OF A BUSINESS ENTERPRISE

     Financial Accounting Standards Board Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual consolidated financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. The Statement also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in one segment, consumer products.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

3.  STOCKHOLDER NOTE RECEIVABLE AND RELATED PARTY TRANSACTIONS

     On May 1, 2001, the Company entered into a five year operating lease for the use of an aircraft with a related entity whose principal stockholders are also stockholders of the Company. The lease is approximately $30,000 per month plus maintenance, insurance and costs. The Company also leases, on a month-to-month basis, an automobile from this related entity for approximately $2,000 per month.

     In addition, the Company leases a residential property from two of its stockholders on a month-to-month basis for approximately $3,800 per month.

     On August 17, 1998, the Company loaned $1,400,000 to a stockholder at a stated rate of interest of 5.5% per annum until November 30, 1998 and 4.0% per annum thereafter. The note is due on or before June 30, 1999. The balance outstanding on the loan, including interest, at March 31, 1999, was approximately $1,011,000. On June 11, 1999, the outstanding principal and interest was repaid in full.

     On September 18, 1998, the Company loaned $150,000 to an officer of a subsidiary of the Company at a stated rate of interest of 5.5% per annum. The loan and accompanying interest was paid off in January 1999.

4.  LONG-TERM DEBT AND LINE OF CREDIT

     The Company has a $22,000,000 debt facility, which consists of one term loan in the amount of $19,000,000 and one senior subordinated loan in the amount of $3,000,000. The loans are collateralized by substantially all of the assets of the Company.

     Additionally, the facility contains a $5,000,000 line of credit, which bears interest at the higher of (i) 1/2 of 1% in excess of the federal funds rate or (ii) the bank's prime lending rate, plus 2.25% (10.25% at March 31, 2001). The line is secured by substantially all of the assets of the Company. On January 12, 2001, the line of credit was amended and increased to approximately $8,333,000 with a maturity date of January 12, 2002 which was subsequently amended with a maturity date of June 30, 2002. At March 31, 2001, the Company had borrowed approximately $8,333,000 under the line of credit agreement.

     The facility requires maintenance of certain financial ratios and contains other restrictive covenants. The Company was not in compliance with certain of these debt covenants at March 31, 2001 and during the year then ended. However, the Company, on September 30, 2001, entered into an amendment to its debt facility, which waived the violation of these covenants and modified certain other terms and provisions of the debt facility.

     Long-term debt consists of the following as of March 31:

                                                                 2001          2000
                                                              -----------   -----------
Term loan, payable in quarterly installments of $900,000
  commencing on September 30, 1999, and increasing each year thereafter through June 30, 2002, interest payable
  quarterly at the higher of (i) 1/2 of 1% in excess of the
  federal funds rate or (ii) the bank's prime lending rate,
  plus 2.25% (8.75% at March 31, 2001)......................  $12,100,000   $16,300,000
Senior subordinated debt, principal payable on June 10,
  2003, interest payable quarterly at 12%...................    3,000,000     3,000,000
                                                              -----------   -----------
                                                               15,100,000    19,300,000
Less current portion........................................    4,850,000     4,200,000
                                                              -----------   -----------
                                                              $10,250,000   $15,100,000
                                                              ===========   ===========

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

     Future maturities for long-term debt outstanding as of March 31, 2001 are as follows:

2002........................................................   $ 4,850,000
2003........................................................     7,250,000
2004........................................................     3,000,000
                                                               -----------
                                                               $15,100,000
                                                               ===========

5.  INCOME TAXES

     The provision for income tax expense (benefit) consists of the following for the years ended March 31:

                                                             2001          2000         1999
                                                          -----------   ----------   ----------
Current:
  Federal...............................................  $11,988,000   $1,450,000   $3,487,000
  State.................................................    1,196,000      196,000      359,000
                                                          -----------   ----------   ----------
                                                           13,184,000    1,646,000    3,846,000
Deferred:
  Federal...............................................   (2,956,000)    (127,000)      59,000
  State.................................................     (175,000)     (18,000)      11,000
                                                          -----------   ----------   ----------
                                                           (3,131,000)    (145,000)      70,000
                                                          -----------   ----------   ----------
                                                          $10,053,000   $1,501,000   $3,916,000
                                                          ===========   ==========   ==========

     The reconciliation of the U.S. federal statutory tax rate to the effective income tax rate is as follows for the years ended March 31:

                                                              2001   2000   1999
                                                              ----   ----   ----
United States federal statutory rate........................  35.0%  34.0%  34.0%
State income tax, net of federal tax benefits...............   2.3    2.3    2.3
Reduction of cumulative reserves............................    --   (8.4)  (5.8)
Permanent differences.......................................   0.1    0.3    2.2
Other.......................................................   1.2   (2.0)   2.8
                                                              ----   ----   ----
                                                              38.6%  26.2%  35.5%
                                                              ====   ====   ====

     Deferred tax assets (liabilities) are comprised of the following as of March 31:

                                                    2001         2000         1999
                                                 -----------   ---------   -----------
Reserves.......................................  $ 4,026,000   $ 603,000   $   760,000
Other..........................................      548,000     333,000       184,000
                                                 -----------   ---------   -----------
                                                   4,574,000     936,000       944,000
Media costs....................................   (1,452,000)   (945,000)   (1,098,000)
                                                 -----------   ---------   -----------
                                                 $ 3,122,000   $  (9,000)  $  (154,000)
                                                 ===========   =========   ===========

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

6.  COMMITMENTS AND CONTINGENCIES

  LEASES

     The following are the minimum future lease commitments under noncancelable operating leases for the years ending March 31:

                                                               OPERATING LEASES
                                                               ----------------
2002........................................................      $  926,000
2003........................................................         839,000
2004........................................................         772,000
2005........................................................         704,000
2006........................................................         662,000
Thereafter..................................................          38,000
                                                                  ----------
                                                                  $3,941,000
                                                                  ==========

     Certain agreements require the Company to pay utilities in addition to lease payments. Total rental expense for the years ended March 31, 2001, 2000 and 1999 was approximately $643,000, $321,000 and $223,000, respectively.

  PRODUCT RELATED AGREEMENTS

     The Company has entered into various agreements including exclusive marketing agreements, talent agreements, profit sharing agreements, producer agreements, and host agreements. The terms and conditions for royalty and profit sharing are defined in the agreements. Profit sharing and royalty expense for the years ended March 31, 2001, 2000 and 1999 were approximately $2,295,000, $2,768,000 and $10,993,000, respectively, and is included in cost of sales.

  REGULATION

     Substantially all aspects of the Company's marketing operations are subject to oversight and regulation by federal, state and local agencies including the Federal Trade Commission (FTC). FTC regulations are primarily governed under
Section 5 of the Federal Trade Commission Act prohibiting deceptive advertising. Various state and local governments have comparable fair practice laws, which are applicable to the Company. In addition, the direct response television industry has set up guidelines for the truth and substantiation of claims and products through its self-regulation trade association, Electronic Retail Association (ERA), of which the Company is a member. The Company believes that all of its direct response television programs comply with applicable FTC standards and the ERA guidelines. Certain products the Company markets could be regulated by other agencies such as the Food and Drug Administration and the Consumer Product Safety Commission, although as of March 31, 2001, the Company has not been subject to regulation by these agencies.

  LITIGATION

     The Company is involved with pending litigation, which has arisen in the ordinary course of business. Although the outcome of these matters is not presently determinable, management does not expect that the resolution of these matters will have a material adverse impact on the financial condition or results of operations of the Company.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

7.  STOCKHOLDERS' EQUITY

     On June 10, 1999, prior to the Recapitalization, all of the then outstanding Series A Convertible Preferred Stock was repurchased by the Company for approximately $6,500,000 and retired. Prior to the repurchase, 250,000 shares of the Series A Convertible Preferred Stock were converted into an equal amount of common stock.

     On June 10, 1999, in connection with the Recapitalization, the investor group invested $6,000,000 for 708,000 shares of the entity formed and merged with and into the Company. Management of the Company retained 292,000 shares of common stock. All remaining outstanding shares of the Company's common stock were repurchased by the Company for $29,500,000 and retired. Of the $29,500,000 paid, $3,000,000 was placed in an escrow account to be paid no later than December 2000. These amounts were paid out in January 2001.

     In connection with the Recapitalization, the Company granted warrants to purchase approximately 189,000 shares of Class A common stock (Class A) to its majority stockholder. The warrants provide for the purchase of Class A at a price, currently par value, in accordance with the agreement and are only exercisable upon the occurrence of events provided for in the agreement. The warrant expires, if unexercised, in June 2010. In addition, warrants were granted individually to two other stockholders and expire, if unexercised in June 2004. These warrants are only exercisable, at par value, upon the occurrence of events provided for in the agreement, and the number of shares of Class A are determined in accordance with a formula provided in the agreement in order to minimize dilution of these stockholders.

     Finally, in connection with the Company's debt facilities, the Company provided warrants to the bank to purchase approximately 30,000 shares of Class B non-voting common stock (Class B) at a nominal initial exercise price. The warrants expire, if unexercised, in June 2009. The number of shares of Class B issuable upon the exercise of a warrant is initially set at one but is subject to adjustment as provided for in the agreement. The agreement provides the bank with a put option, which requires the Company to purchase the warrants or Class B received as a result of exercising the warrant at fair market value at the time of the put. The put option is only exercisable at the earlier of certain events provided for in the agreement or June 2004, but on or before June 2009. In addition, the agreement provides the Company with a call option to repurchase all, but not less than all, of the warrants or Class B held by the bank as a result of exercising the warrant at the fair market value at the time of the call. The call option is subject to recapture provisions provided for in the agreement that adjusts the amounts paid by the Company to repurchase the warrants of Class B held as a result of exercising the warrant. The call option may be exercised after the later of June 2005 or one year after the initial exercise period of the put feature but before the earlier of June 2009 or the date of a public offering.

8.  STOCK OPTIONS

     On June 10, 1999, the Board of Directors approved a stock option plan (the 1999 Plan) for eligible employees, nonemployee directors, and consultants to the Company. Options under the 1999 Plan include incentive stock options. The 1999 Plan authorizes options for 50,000 shares of stock to be issued, subject to change by the Board of Directors. Under the terms of the 1999 Plan, options will be granted at the prevailing market rate as determined by a calculation defined in the 1999 Plan or by the public market. Under the 1999 Plan, the options vest over three years and are exercisable at any time after issuance. The Company can repurchase at their discretion any options that have been exercised, but that have not yet vested at the exercise price. The term of the options will expire ten years from the date of grant. As of March 31, 2001, there were 50,000 options issued and outstanding under the 1999 Plan.

     On June 10, 1999, in conjunction with the Recapitalization, all outstanding options under the Company's previous stock option plan were exercised and a percentage of the related shares were

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES reacquired by the Company shortly thereafter. Accordingly, the Company recorded compensation expense of approximately $923,000 that is included in general and administrative expenses in the accompanying consolidated statements of income.

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 encourages companies to recognize expense for stock-based awards based on their fair value on the date of grant. In accordance with FAS 123, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for the stock options. The Company has selected the minimum value method to estimate the fair value which is dependent upon several factors at grant date including current value of the underlying stock, exercise price of the option, expected life of the option and the risk-free interest rate during the life of the option. The fair value at grant date for options granted is equal to the exercise price. Accordingly, no compensation expense was recorded. If the Company had used the fair value method under FAS 123, there would have been no material effect on net income.

     A summary of the status and activities of the stock option grants under the Plan is as follows for the years ended March 31:

                                        2001                   2000                  1999
                                 -------------------   --------------------   -------------------
                                           WEIGHTED-              WEIGHTED-             WEIGHTED-
                                            AVERAGE                AVERAGE               AVERAGE
                                           EXERCISE               EXERCISE              EXERCISE
                                 OPTIONS     PRICE     OPTIONS      PRICE     OPTIONS     PRICE
                                 -------   ---------   --------   ---------   -------   ---------
Outstanding at beginning of
  year.........................  22,500     $ 8.60      451,815     $1.65     347,148     $1.58
Granted........................  27,500      40.00       22,500      8.60     112,000      2.04
Exercised......................      --         --     (451,815)     1.65      (7,333)     0.20
                                 ------     ------     --------     -----     -------     -----
Outstanding at end of year.....  50,000     $25.87       22,500     $8.60     451,815     $1.65
                                 ======     ======     ========     =====     =======     =====
Options vested and exercisable
  at year end..................   5,625     $ 8.60           --     $  --     129,149     $1.25
                                 ======     ======     ========     =====     =======     =====
Weighted-average fair value of
  options granted during the
  year.........................             $15.93                  $  --                 $2.04
                                            ======                  =====                 =====

     The remaining average life of exercisable options at March 31, 2001 was 8.4 years.

9.  TRADE ACCOUNTS RECEIVABLE ALLOWANCE AND INVENTORIES RESERVES

     The allowance for accounts receivable has increased and decreased as follows:

                                       BALANCE AT                                 BALANCE
                                       BEGINNING                                   AT END
                                        OF YEAR     ADDITIONS    DEDUCTIONS(1)    OF YEAR
                                       ----------   ----------   -------------   ----------
1999.................................   $123,000    $   38,000     $     --      $  161,000
2000.................................    161,000       201,000      (38,000)        324,000
2001.................................    324,000     1,687,000      (99,000)      1,912,000

---------------

(1) Write-off of doubtful accounts against the allowance and recoveries.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

     The reserves for inventories have increased and decreased as follows:

                                       BALANCE AT                                 BALANCE
                                       BEGINNING                                   AT END
                                        OF YEAR     ADDITIONS    DEDUCTIONS(1)    OF YEAR
                                       ----------   ----------   -------------   ----------
1999.................................   $285,000    $   37,000     $      --     $  322,000
2000.................................    322,000       146,000      (222,000)       246,000
2001.................................    246,000     4,112,000            --      4,358,000

---------------

(1) Write-off of slow-moving or obsolete inventory or sale of inventory at reduced margin.

10.  SUBSEQUENT EVENTS

     On April 25, 2001, the Company's line of credit was amended and increased to $10,000,000 with a maturity date of June 30, 2002.

     On June 1, 2001, the Company entered into a capital lease for its corporate office building with a related party. The lease has a related obligation of approximately $3,260,000 and a term of 20 years.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                              SEPTEMBER 30,    MARCH 31,
                                                                  2001           2001
                                                              -------------   -----------
                                         ASSETS
Current assets:
  Cash and cash equivalents.................................   $ 9,494,000    $ 4,060,000
  Trade accounts receivable, net of allowance of $2,406,000
     and $1,912,000 at September 30 and March 31,
     respectively...........................................    21,398,000     24,856,000
  Inventories, net of reserves of $4,163,000 and $4,358,000
     at September 30 and March 31, respectively.............    17,920,000     20,554,000
  Prepaid advertising.......................................     1,831,000      4,094,000
  Prepaid expenses and other................................     1,295,000      2,361,000
  Deferred income taxes.....................................     3,122,000      3,122,000
  Other current assets......................................       714,000      2,168,000
                                                               -----------    -----------
Total current assets........................................    55,774,000     61,215,000
Property and equipment:
  Property, furniture, fixtures and equipment...............     4,695,000      1,041,000
  Less accumulated depreciation.............................      (685,000)      (543,000)
                                                               -----------    -----------
                                                                 4,010,000        498,000
Other assets:
  Production costs, net of accumulated amortization of
     $2,069,000 and $1,892,000 at September 30 and March 31,
     respectively...........................................     1,157,000        792,000
  Other assets, net.........................................       924,000        652,000
                                                               -----------    -----------
                                                                 2,081,000      1,444,000
                                                               -----------    -----------
Total assets................................................   $61,865,000    $63,157,000
                                                               ===========    ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $ 3,529,000    $14,521,000
  Allowance for product refunds and returns.................     8,322,000      4,523,000
  Accrued expenses..........................................    11,998,000      5,989,000
  Income taxes payable......................................     2,969,000      9,350,000
  Line of credit............................................     5,000,000      8,333,000
  Current portion of long-term debt.........................     5,250,000      4,850,000
                                                               -----------    -----------
Total current liabilities...................................    37,068,000     47,566,000
Long-term debt, less current portion........................    10,738,000     10,250,000
Minority interest...........................................       517,000        146,000
Commitments and contingencies...............................            --             --
Stockholders' equity:
  Class A common stock, par value $.001:
     Authorized shares -- 1,700,000
     Issued and outstanding shares -- 1,018,034.............         1,000          1,000
  Paid-in capital...........................................     6,283,000      6,283,000
  Retained earnings (deficit)...............................     7,258,000     (1,089,000)
                                                               -----------    -----------
Total stockholders' equity..................................    13,542,000      5,195,000
                                                               -----------    -----------
Total liabilities and stockholders' equity..................   $61,865,000    $63,157,000
                                                               ===========    ===========

                            See accompanying notes.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                                                         SIX MONTHS ENDED
                                                              ---------------------------------------
                                                              SEPTEMBER 30, 2001   SEPTEMBER 30, 2000
                                                              ------------------   ------------------
Revenues:
  Net product sales.........................................     $122,922,000         $49,236,000
  Commission income.........................................        2,968,000           1,282,000
  Other.....................................................       10,657,000           3,073,000
                                                                 ------------         -----------
Total revenues..............................................      136,547,000          53,591,000
Costs and expenses:
  Costs of sales, including selling expenses................      111,011,000          40,530,000
  General and administrative expenses.......................       10,423,000           4,678,000
                                                                 ------------         -----------
Total costs and expenses....................................      121,434,000          45,208,000
                                                                 ------------         -----------
Income from operations......................................       15,113,000           8,383,000
Depreciation and amortization...............................          276,000             154,000
Interest expense (income), net..............................        1,096,000           1,286,000
Minority interest and other.................................          273,000             170,000
                                                                 ------------         -----------
Income before income taxes..................................       13,468,000           6,773,000
Provision for income taxes..................................        5,121,000           2,813,000
                                                                 ------------         -----------
Net income..................................................     $  8,347,000         $ 3,960,000
                                                                 ============         ===========
Weighted average shares -- basic and diluted................        1,018,000           1,000,000
                                                                 ------------         -----------
Basic and diluted earnings per share........................     $       8.20         $      3.96
                                                                 ============         ===========

                            See accompanying notes.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    SIX MONTHS ENDED
                                                              -----------------------------
                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  2001            2000
                                                              -------------   -------------
OPERATING ACTIVITIES
Net income..................................................  $  8,347,000     $ 3,960,000
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................       142,000          62,000
  Amortization of production costs..........................       177,000         337,000
  Amortization of financing costs...........................       116,000          36,000
  Provision for doubtful accounts...........................       494,000          14,000
  Provision for inventory reserves..........................      (195,000)             --
  Minority interest.........................................       371,000         187,000
  Changes in operating assets and liabilities:
     Accounts receivable....................................     2,964,000      (5,862,000)
     Inventories............................................     3,558,000      (5,359,000)
     Prepaid advertising....................................     2,263,000         149,000
     Prepaid expenses and other.............................     2,520,000      (1,534,000)
     Production costs.......................................      (542,000)       (236,000)
     Other assets...........................................      (117,000)         20,000
     Accounts payable.......................................   (10,992,000)     (1,122,000)
     Allowance for product refunds and returns..............     3,799,000       1,259,000
     Accrued expenses.......................................     6,009,000       7,118,000
     Income taxes payable...................................    (6,381,000)      2,902,000
                                                              ------------     -----------
Net cash provided by operating activities...................    12,533,000       1,931,000
INVESTING ACTIVITIES
Purchases of furniture, fixtures and equipment..............      (394,000)        (66,000)
Acquisition of internet retailer............................    (1,000,000)             --
                                                              ------------     -----------
Net cash used in investing activities.......................    (1,394,000)        (66,000)
FINANCING ACTIVITIES
Net (payments) proceeds on line of credit...................    (3,333,000)      1,100,000
Net payments on long-term debt..............................    (2,372,000)     (2,000,000)
                                                              ------------     -----------
Net cash used in financing activities.......................    (5,705,000)       (900,000)
                                                              ------------     -----------
Net increase in cash and cash equivalents...................     5,434,000         965,000
Cash and cash equivalents at beginning of period............     4,060,000       2,249,000
                                                              ------------     -----------
Cash and cash equivalents at end of period..................  $  9,494,000     $ 3,214,000
                                                              ============     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest..................................................  $    938,000     $ 1,285,000
                                                              ============     ===========
  Income taxes..............................................  $ 13,007,000     $ 1,975,000
                                                              ============     ===========

                            See accompanying notes.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position of Thane International, Inc. and its subsidiaries (the Company) as of September 30, 2001 and March 31, 2001 and the results of their operations and their cash flows for the six months ended September 30, 2001 and 2000. These consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto included in this registration statement. The operating results for the six months ended September 30, 2001 and 2000 are not necessarily indicative of the results of operations for a full year.

2.  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3.  RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statement No. 141 (SFAS No. 141), "Business Combinations," and Statement No. 142 (SFAS No.
142), "Goodwill and Other Intangible Assets," which are effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with these Statements. Other intangible assets will continue to be amortized over their estimated useful lives. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Goodwill and intangible assets acquired after June 30, 2001 will be subject immediately to SFAS No. 142, which changes the accounting for goodwill and intangible assets with indefinite lives from an amortization method to an impairment only approach.

4.  CONCENTRATION OF RISK

     For the six months ended September 30, 2001 and 2000, revenue from international customers was approximately 28% and 16%, respectively, of total revenues.

5.  ACQUISITION

     In August, 2001, the Company purchased the stock of an internet retailer for approximately $1 million of which approximately $272,000 was allocated to goodwill which is included in non-current, other assets in the accompanying balance sheet. In accordance with the purchase agreement, there are contingent payments in excess of $1,825,000 in the form of the Company's stock and additional amounts in cash that may be made in the event certain thresholds are met. This acquisition was accounted for using the purchase method of accounting and its operating results are included in the statement of income subsequent to the date of acquisition.

6.  COMMITMENTS AND CONTINGENCIES

  LEASES

     On June 1, 2001, the Company entered into a capital lease for its corporate office building with one of the Company's stockholders. The lease has a related obligation of approximately $3,260,000, at inception, and a term of 20 years.

                   THANE INTERNATIONAL, INC. AND SUBSIDIARIES

  REGULATION

     Substantially all aspects of the Company's marketing operations are subject to oversight and regulation by federal, state and local agencies including the Federal Trade Commission (FTC). FTC regulations are primarily governed under
Section 5 of the Federal Trade Commission Act prohibiting deceptive advertising. Various state and local governments have comparable fair practice laws, which are applicable to the Company. In addition, the direct response television industry has set up guidelines for the truth and substantiation of claims and products through its self-regulation trade association, Electronic Retail Association (ERA), of which the Company is a member. The Company believes that all of its direct response television programs comply with applicable FTC standards and the ERA guidelines. Certain direct response television program products the Company markets could be regulated by other agencies such as the Food and Drug Administration and the Consumer Product Safety Commission, although as of September 30, 2001, the Company has not been subject to regulation by these agencies.

  LITIGATION

     The Company is involved with pending litigation, which has arisen in the ordinary course of business. Although the outcome of these matters is not presently determinable, management does not expect that the resolution of these matters will have a material adverse impact on the financial condition or results of operations of the Company.

7.  STOCKHOLDERS' EQUITY

     In July 2001, the Company's board of directors approved an increase in the number of shares authorized under the stock option plan to 90,000 shares. In August 2001, the Company granted approximately 40,000 stock options. Based on the exercise price and the related terms of the options, no compensation expense was recorded. In connection with the transaction discussed in Note 8, the Company will cancel the warrants to purchase approximately 189,000 shares of Class A common stock that were granted to its majority stockholder and the holders of the warrants have agreed to their cancellation.

8.  SUBSEQUENT EVENTS

     In December 2001, the Company entered into an agreement to purchase Reliant Interactive Media Corp. (Reliant), a public company, for approximately $25 million, based on Reliant's market price of $1.86 per share as of December 24, 2001 and includes a cash payment of approximately $3.5 million. The purchase will exchange one share of Reliant stock for approximately 0.344 shares of the Company's stock and requires the approval of the stockholders of Reliant. Immediately before the merger, the Company will approve a 32 for one stock split.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Reliant Interactive Media Corporation
and Subsidiaries
Tampa, Florida

     We have audited the accompanying consolidated balance sheets of Reliant Interactive Media Corporation and Subsidiaries at December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliant Interactive Media Corporation and Subsidiaries as of December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

                                          HJ & ASSOCIATES, LLC

Salt Lake City, Utah
March 19, 2001

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 2000          1999
                                                              -----------   -----------
                                        ASSETS
CURRENT ASSETS
  Cash and cash equivalents (Note 1)........................  $   298,734   $    26,404
  Restricted cash (Note 1)..................................    1,868,254       983,795
  Accounts receivable, net (Note 1).........................      394,298            --
  Receivables -- other (Note 3).............................    1,505,201       800,076
  Inventory (Note 1)........................................      812,416        57,762
  Employee advances.........................................       17,127        10,923
  Prepaid expenses..........................................      200,543       229,128
                                                              -----------   -----------
    Total Current Assets....................................    5,096,573     2,108,088
                                                              -----------   -----------
PROPERTY AND EQUIPMENT (Note 1)
  Machinery and equipment...................................       36,625        36,625
  Office furniture and computer equipment...................       50,792        45,292
  Leasehold improvements....................................       37,239            --
                                                              -----------   -----------
    Total Property and Equipment............................      124,656        81,917
    Less: Accumulated depreciation..........................      (47,032)      (24,092)
                                                              -----------   -----------
    Net Property and Equipment..............................       77,624        57,825
                                                              -----------   -----------
OTHER ASSETS
  Other assets..............................................           --        76,668
  Deposits..................................................       67,112        12,773
  Prepaid advertising (Note 1)..............................    1,224,648       607,166
                                                              -----------   -----------
    Total Other Assets......................................    1,291,760       696,607
                                                              -----------   -----------
    TOTAL ASSETS............................................  $ 6,465,957   $ 2,862,520
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  $   957,908   $ 1,111,719
  Income taxes payable (Note 10)............................       33,562            --
  Allowance for sales returns (Note 1)......................      447,626       462,677
  Notes payable -- current portion (Note 6).................      954,092       112,439
  Notes payable -- related parties (Note 5).................      362,500       360,156
  Line of credit (Note 11)..................................           --       132,148
                                                              -----------   -----------
    Total Liabilities.......................................    2,755,688     2,179,139
                                                              -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 2)
STOCKHOLDERS' EQUITY
  Common stock: 50,000,000 shares authorized of $0.001 par
    value, 7,348,821 and 6,310,271 shares issued and
    outstanding, respectively...............................        7,349         6,310
  Additional paid-in capital................................    4,712,636     3,245,049
  Accumulated deficit.......................................   (1,009,716)   (2,567,978)
                                                              -----------   -----------
    Total Stockholders' Equity..............................    3,710,269       683,381
                                                              -----------   -----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..............  $ 6,465,957   $ 2,862,520
                                                              ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                           2000          1999          1998
                                                       ------------   -----------   -----------
NET SALES............................................  $100,076,236   $21,442,009   $   120,234
COST OF SALES........................................    82,401,085    15,666,658        66,654
                                                       ------------   -----------   -----------
GROSS PROFIT.........................................    17,675,151     5,775,351        53,580
                                                       ------------   -----------   -----------
OPERATING EXPENSES
  Depreciation.......................................        22,940        13,834         6,629
  General and administrative.........................     4,705,739     3,513,990       833,982
  Selling and marketing..............................     9,976,852     3,171,170       339,877
  Royalties..........................................     1,113,439       287,724            --
  Rent...............................................       177,747        85,590        48,226
                                                       ------------   -----------   -----------
     Total Operating Expenses........................    15,996,717     7,072,308     1,228,714
                                                       ------------   -----------   -----------
OPERATING INCOME (LOSS)..............................     1,678,434    (1,296,957)   (1,175,134)
                                                       ------------   -----------   -----------
OTHER INCOME (EXPENSES)
  Interest expense...................................       (93,059)      (37,377)       (9,033)
  Interest income....................................         6,449           524           296
  Other income.......................................            --            --        48,958
                                                       ------------   -----------   -----------
     Total Other Income (Expenses)...................       (86,610)      (36,853)       40,221
                                                       ------------   -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES....................     1,591,824    (1,333,810)   (1,134,913)
INCOME TAXES (Note 10)...............................        33,562            --            --
                                                       ------------   -----------   -----------
NET INCOME (LOSS)....................................  $  1,558,262   $(1,333,810)  $(1,134,913)
                                                       ============   ===========   ===========
BASIC INCOME (LOSS) PER SHARE (Note 9)...............  $       0.23   $     (0.25)  $     (0.42)
                                                       ============   ===========   ===========
FULLY DILUTED INCOME (LOSS) PER SHARE (Note 9).......  $       0.22   $     (0.25)  $     (0.42)
                                                       ============   ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     COMMON STOCK      ADDITIONAL
                                                  ------------------    PAID-IN     ACCUMULATED
                                                   SHARES     AMOUNT    CAPITAL       DEFICIT
                                                  ---------   ------   ----------   -----------
Balance, December 31, 1997......................  2,369,600   $2,370   $  377,719   $   (99,255)
Capital contributions...........................         --       --      340,020            --
Common stock issued to acquire Reliant
  Corporation...................................    570,400      570         (570)           --
Common stock issued for cash....................    329,770      330      513,170            --
Common stock issued for services................    103,800      104      129,646            --
Net loss for the year ended December 31, 1998...         --       --           --    (1,134,913)
                                                  ---------   ------   ----------   -----------
Balance, December 31, 1998......................  3,373,570    3,374    1,359,985    (1,234,168)
Common stock issued for cash....................  1,098,000    1,098      938,902            --
Common stock issued for services................    338,700      338      197,662            --
Fractional shares issued in the reverse stock
  split.........................................          1       --           --            --
Common stock issued for acquisition of TPH
  Marketing, Inc................................  1,500,000    1,500      748,500            --
Net loss for the year ended December 31, 1999...         --       --           --    (1,333,810)
                                                  ---------   ------   ----------   -----------
Balance, December 31, 1999......................  6,310,271    6,310    3,245,049    (2,567,978)
Capital withdrawals.............................         --       --     (166,100)           --
Common stock issued for services................    538,550      539      734,187            --
Common stock issued for cash....................    500,000      500      999,500            --
Stock offering costs............................         --       --     (100,000)           --
Net income for the year ended December 31,
  2000..........................................         --       --           --     1,558,262
                                                  ---------   ------   ----------   -----------
Balance, December 31, 2000......................  7,348,821   $7,349   $4,712,636   $(1,009,716)
                                                  =========   ======   ==========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FOR THE YEARS ENDED DECEMBER 31,
                                                              --------------------------------------
                                                                 2000         1999          1998
                                                              ----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $1,558,262   $(1,333,810)  $(1,134,913)
  Adjustments to reconcile net income (loss) to net cash
    used in operating activities:
    Depreciation............................................      22,940        13,834         6,629
    Amortization of prepaid advertising.....................     922,738       458,934        11,651
    Bad debts...............................................       9,457        64,967            --
    Allowance for sales returns.............................     (15,051)      462,677            --
    Loss on disposal of assets..............................      26,668            --            --
    Loss on purchase of subsidiary..........................          --       750,000            --
    Common stock issued for services........................     734,726       198,000       129,750
  Changes in assets and liabilities:
    Restricted cash.........................................    (884,459)     (983,795)           --
    Accounts receivable.....................................    (403,755)      (64,967)           --
    Accounts receivable -- other............................    (705,125)     (800,076)           --
    Inventory...............................................    (754,654)      (30,420)      (27,342)
    Deposits................................................      (4,339)           --        19,727
    Prepaids and advances...................................      22,381      (290,051)       15,331
    Prepaid advertising.....................................  (1,540,220)     (980,798)      (96,952)
    Accounts payable and accrued expenses...................    (153,811)    1,033,109        78,477
    Income taxes payable....................................      33,562            --            --
                                                              ----------   -----------   -----------
      Net Cash Used in Operating Activities.................  (1,130,680)   (1,502,396)     (997,642)
                                                              ----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Patent and trademark costs................................          --            --       (19,783)
  Purchase of property and equipment........................     (42,739)      (10,700)      (51,343)
                                                              ----------   -----------   -----------
      Net Cash Used in Investing Activities.................     (42,739)      (10,700)      (71,126)
                                                              ----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes payable -- related parties............       2,344       475,000        87,500
  Payments on notes payable -- related parties..............          --      (202,344)           --
  Proceeds from notes payable...............................     954,092       200,000        40,000
  Payments on notes payable.................................    (112,439)     (127,561)           --
  Line of credit, net.......................................    (132,148)      132,148            --
  Proceeds from issuance of common stock....................   1,000,000       940,000       513,500
  Stock offering costs......................................    (100,000)           --            --
  Capital withdrawals.......................................    (166,100)           --            --
  Proceeds from additional capital contribution.............          --            --       340,020
                                                              ----------   -----------   -----------
      Net Cash Provided by Financing Activities.............   1,445,749     1,417,243       981,020
                                                              ----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........  $  272,330   $   (95,853)  $   (87,748)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................      26,404       122,257       210,005
                                                              ----------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR......................  $  298,734   $    26,404   $   122,257
                                                              ==========   ===========   ===========
Cash payments for:
  Income taxes..............................................  $       --   $        --   $        --
  Interest..................................................  $   17,957   $    22,439   $     3,615
Supplemental schedule of non-cash financing and investing
  activities:
  Common stock issued for services..........................  $  734,726   $   198,000   $   129,750
  Common stock issued for subsidiary........................  $       --   $   750,000   $        --

  The accompanying notes are an integral part of these consolidated financial statements.

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2000, 1999 AND 1998

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 ORGANIZATION

     Reliant Interactive Media Corporation (the Company) was organized under the laws of the State of Utah on July 30, 1984. The Company subsequently ceased its original business activity in 1993 and was not engaged in any business activity but was seeking potential investments or business acquisitions and consequently was considered a development stage company as defined in SFAS No. 7 until January 1, 1999. At the time of the acquisition, the Company was a non-operating public shell with nominal assets. The Company changed its name from Reliant Corporation to Reliant Interactive Media Corporation (Reliant) on August 7, 1998.

     Kevin Harrington Enterprises, Inc. (KHE) was organized under the laws of the State of Florida on June 15, 1995.

     Cigar Television Network, Inc. (CTN) was organized under the laws of the State of Florida on April 1, 1998.

     On July 21, 1998, the Company completed an agreement and plan of reorganization whereby Reliant issued 11,848,000 shares of its common stock in exchange for all of the outstanding common stock of KHE and CTN. Kevin Harrington, Chairman and CEO of the Company, was the controlling shareholder of both KHE and CTN at the time of the reorganization. Immediately prior to the agreement and plan of reorganization, the Company had 2,852,000 shares of common stock issued and outstanding. The reorganization was accounted for as a recapitalization of KHE and CTN because the shareholders of KHE and CTN controlled the Company immediately after the acquisition. Therefore, KHE and CTN are treated as the acquiring entities. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of KHE and CTN. Reliant is the acquiring entity for legal purposes and KHE and CTN are the surviving entities for accounting purposes. On August 7, 1998, the shareholders of the Company authorized a reverse stock split of 1-for-5 prior to the agreement and plan of reorganization. All references to shares of common stock have been retroactively restated.

 NEW ACCOUNTING PRONOUNCEMENTS

     The Company has adopted the provisions of FASB Statement No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.)" Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

     The Company has adopted the provisions of FASB Statement No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.)" This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

     The Company has adopted the provisions of FIN 44 "Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.)" This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements.

  ACCOUNTING METHOD

     The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

  CASH AND CASH EQUIVALENTS

     For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

  INVENTORY

     Inventory is stated at the lower of cost (determined by the first-in, first-out method) or market. Inventory is made up of finished goods held for sale by the Company.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Leasehold improvements......................................        5 years
Office furniture and equipment..............................   5 to 7 years
Machinery and equipment.....................................   5 to 7 years

     Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $22,940, $13,834 and $6,629, respectively.

  ACCOUNTS RECEIVABLE

     Accounts receivable are shown net of the allowance for doubtful accounts of $9,457 and $-0- at December 31, 2000 and 1999, respectively.

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

  PREPAID ADVERTISING

     Prepaid advertising consisted of the following:

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                 2000         1999
                                                              -----------   ---------
Production costs of direct response television programs.....  $ 2,403,628   $ 863,404
Less: accumulated amortization..............................   (1,178,980)   (256,243)
                                                              -----------   ---------
Net prepaid advertising.....................................  $ 1,224,648   $ 607,166
                                                              ===========   =========

     Advertising costs are amortized over the useful life of the direct response television program, not to exceed 18 months. The production costs begin amortizing when they begin broadcasting. Each product that has production costs is evaluated on a quarterly basis for the recoverability of those costs. Production costs of products that are no longer being sold are fully expensed in the year that sales cease. Amortization expense relating to prepaid advertising was $922,738, $458,934 and $11,651 for the years ended December 31, 2000, 1999 and 1998, respectively.

  CREDIT RISKS

     The Company maintains its cash accounts primarily in one bank in Florida. The Federal Deposit Insurance Corporation (FDIC) insures accounts to $100,000. The Company's accounts occasionally exceed the insured amount. The Company also maintains a cash account in Great Britain. The funds held in this foreign account are not FDIC insured.

  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of Reliant Interactive Media Corporation (Reliant), Kevin Harrington Enterprises, Inc.
(KHE) (a wholly-owed subsidiary), TPH Marketing, Inc. (TPH) (a wholly-owned subsidiary), and Cigar Television Network, Inc. (CTN) (a wholly-owned subsidiary). All significant intercompany accounts and transactions have been eliminated in the consolidation.

  REVENUE RECOGNITION

     Revenue is recognized upon shipment of goods to the customer. The Company has adopted a returns policy whereby the customer can return any goods received within 30 days of receipt for a full refund. The Company makes an allowance for returns based on past history and experience. At December 31, 2000 and 1999, the allowance was $447,626 and $15,051, respectively.

  RESTRICTED CASH

     The Company uses the services of an independent fulfillment company (the Center) to receive and process orders for the Company. The Center collects payments from charge cards or checks. The Center has set up a cash reserve for potential charge card chargebacks and returns of product for refund. The

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES chargeback reserve is 3% of all charge card sales and any chargebacks are credited out of this reserve. The reserve for returns is based on the return rate history of each product and any returns are refunded out of this reserve. The total cash reserved at December 31, 2000 and 1999 was $1,868,254 and $983,795, respectively, and has been classified as restricted cash.

  RECLASSIFICATIONS

     Certain amounts for the year ended December 31, 1999 and 1998 have been reclassified to conform with the presentation of the December 31, 2000 amounts. The reclassifications have no effect on net income (loss) for the year ended December 31, 1999 or 1998.

NOTE 2 -- COMMITMENTS AND CONTINGENCIES

  EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Kevin Harrington, CEO of the Company. Mr. Harrington will receive an annual salary of $250,000. In addition, Mr. Harrington shall receive 100,000 shares of the Company's common stock for each $10,000,000 in sales of the Company with a maximum of 3,000,000 shares to be issued. Mr. Harrington will also receive additional compensation equal to 9/10 of 1% of sales if the Company achieves sales annually in excess of $10,000,000. However, none of these shares or the additional compensation shall be earned or issued until the Company's sales exceed an aggregate of $125,000,000 beginning from January 1, 1999 (see Note 12). The employment agreement ends on December 15, 2005.

     The Company has entered into an employment agreement with Tim Harrington, President of the Company. Mr. Harrington will receive an annual salary of $250,000. In addition, Mr. Harrington shall receive 100,000 shares of the Company's common stock for each $10,000,000 in sales of the Company with a maximum of 2,000,000 shares to be issued. Mr. Harrington will also receive additional compensation equal to 6/10 of 1% of sales if the Company achieves sales annually in excess of $10,000,000. However, none of these shares or the additional compensation shall be earned or issued until the Company's sales exceed an aggregate of $125,000,000 beginning from January 1, 1999 (see Note
12). The employment agreement ends on December 15, 2005.

     The Company has entered into an employment agreement with Mel Arthur, Executive Vice President of the Company. Mr. Arthur will receive an annual salary of $250,000. In addition, Mr. Arthur shall receive 100,000 shares of the Company's common stock for each $10,000,000 in sales of the Company with a maximum of 900,000 shares to be issued. However, none of these shares shall be earned or issued until the Company's sales exceed an aggregate of $125,000,000 beginning from January 1, 1999 (see Note 12). The employment agreement ends on December 15, 2005.

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

  OFFICE LEASE

     The Company entered into a five (5) year non-cancelable office lease beginning March 1, 2000. Payments are currently $14,902 per month through February 2001 and increase to $15,550 in March 2001. Future minimum lease payments under the lease are as follows:

                                                              OPERATING
YEAR ENDING DECEMBER 31,                                        LEASE
------------------------                                      ---------
2001........................................................  $185,304
2002........................................................   193,079
2003........................................................   200,854
2004........................................................   208,629
2005 and thereafter.........................................    34,988
                                                              --------
Total lease payments........................................  $822,854
                                                              ========

NOTE 3 -- RECEIVABLES -- OTHER

     The Company uses the services of the Center located in Dallas, Texas. The Center receives, processes and ships orders on behalf of the Company. The Center also collects payment on the products it sells for the Company. At December 31, 2000 and 1999, the Center owed the Company $1,505,201 and $800,076, respectively. These amounts result from payments received less amounts due the Center for the services it rendered to the Company.

NOTE 4 -- EQUITY TRANSACTIONS

     During 1998, the Company sold 329,770 shares of its common stock for $513,500 or an average price of $1.56 per share. The Company also issued 103,800 shares of its common stock for services rendered, valued at $129,750 or $1.25 per share.

     On March 23, 1999, the Company completed a reverse stock split on a 1 share for 5 share basis. No shareholder was reduced to less than 100 shares. All references to shares issued and outstanding have been restated to reflect the reverse stock split.

     During the first quarter of 1999, the Company sold 248,000 post-split shares of its common stock for $390,000 or an average price of $1.57 per share. The Company also issued 38,200 post-split shares of its common stock for services rendered, valued at $47,750 or $1.25 per share. The shares were valued at the market price of the stock at the time of issuance.

     During the second quarter of 1999, the Company sold 600,000 shares of its common stock for $300,000 or $0.50 per share. In addition, the Company sold 250,000 shares of its common stock to a related company for $250,000 or $1.00 per share. The Company also issued 25,500 shares of its common stock for services rendered, valued at $12,750 or $0.50 per share, the market price of the stock at the time of issuance.

     During the third quarter of 1999, the Company issued 100,000 shares of its common stock for services rendered, valued at $50,000 or $0.50 per share, the market price of the stock at the time of issuance.

     During the fourth quarter of 1999, the Company issued 175,000 shares of its common stock for services rendered, valued at $87,500 or $0.50 per share, the market price of the stock at the time of issuance.

     On May 3, 1999, the Company acquired TPH Marketing, Inc. (TPH). TPH's two
(2) shareholders are the Company's CEO and his brother, making this a related party transaction. The Company acquired

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

100% of TPH and TPH became a wholly-owned subsidiary. The Company issued 1,500,000 post-split shares of its common stock in the acquisition. The shares were valued at $750,000 or $0.50 per share, the market price of the stock at the time of the acquisition. TPH had no financial statements or assets and liabilities at the time of acquisition. The essence of the arrangement was to provide Kevin Harrington and Tim Harrington additional compensation in the form of common stock through the purchase of TPH. As a result, the shares are being shown as issued for compensation expense with a charge to operating expenses in the amount of $750,000.

     During 2000, the Company issued 500,000 shares of its common stock for cash of $1,000,000 or $2.00 per share. The Company paid $100,000 in stock offering costs as a result of the stock offering. The Company also issued 538,550 shares of its common stock for services rendered, valued at $734,726 or approximately $1.36 per share. The shares were valued at the market price of the stock at the time of issuance. In addition, shareholders of the Company withdrew $166,100 against capital previously contributed by them to the Company. The original contributions were recorded as additional paid-in capital and the withdrawals are a reduction in the same account.

NOTE 5 -- NOTES PAYABLE -- RELATED PARTIES

     Notes payable -- related parties consisted of the following:

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                2000        1999
                                                              ---------   ---------
Note payable to a shareholder, unsecured, interest at 8.0%,
  interest payments due quarterly beginning March 31, 1999,
  principal balance due December 31, 2000...................  $  37,500   $  35,156
Note payable to a shareholder, unsecured, interest at 8.0%,
  interest payments due quarterly beginning March 31, 1999,
  principal balance due December 31, 2000...................     50,000      50,000
Note payable to a related company, unsecured, interest at
  10%, principal and interest balance due on demand.........    125,000     125,000
Note payable to a related company, unsecured, interest at
  10%, principal and interest balance due on demand.........    100,000     100,000
Note payable to a related company, unsecured, interest at
  10%, principal and interest balance due June 1, 2000......     50,000      50,000
                                                              ---------   ---------
          Total notes payable -- related parties............    362,500     360,156
          Less: current portion.............................   (362,500)   (360,156)
                                                              ---------   ---------
          Long-term notes payable -- related parties........  $      --   $      --
                                                              =========   =========

     Maturities of notes payable -- related parties are as follows:

                 YEARS ENDING DECEMBER 31,
                 -------------------------
  2001......................................................   $362,500
  2002......................................................         --
  2003 and thereafter.......................................         --
                                                               --------
  Total.....................................................   $362,500
                                                               ========

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

NOTE 6 -- NOTES PAYABLE

     Notes payable consisted of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                2000       1999
                                                              --------   ---------
Note payable to a company, unsecured, interest at 1.5% per
  month until paid, principal balance due on demand.........  $275,000   $      --
  Note payable to a company, secured by inventory of the
     Company, interest at 1.5% per month until paid, balance
     due on or before February 28, 2001.....................   679,092          --
  Note payable to Nations Bank, secured by stock, interest
     at 10%, interest payments due monthly, principal due on
     demand.................................................        --      39,724
  Note payable to a company, unsecured, interest at 8%,
     interest payments due monthly, principal balance due
     July 8, 2000...........................................        --      72,715
                                                              --------   ---------
          Total notes payable...............................   954,092     112,439
          Less: current portion.............................  (954,092)   (112,439)
                                                              --------   ---------
          Long-term notes payable...........................  $     --   $      --
                                                              ========   =========

     Maturities of notes payable are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
2001........................................................   $954,092
2002........................................................         --
2003 and thereafter.........................................         --
                                                               --------
Total.......................................................   $954,092
                                                               ========

NOTE 7 -- FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures About Fair Value of Financial Instruments" requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of a financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following methods and assumptions were used to estimate fair value:

     The carrying amount of cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. The carrying amount of long-term debt approximates fair value based on the borrowing rate (10.0%) previously held by the Company for a bank loan.

NOTE 8 -- OUTSTANDING STOCK OPTIONS

     The Company applies Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for all stock option plans. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

     FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires the Company to provide pro forma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES fair value of each stock award at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for grants, respectively; dividend yield of zero percent for all years; expected volatility of 133%; risk-free interest rates of 10.0 percent and expected lives of 4.0 years.

     Under the accounting provisions of SFAS No. 123, the Company's net income
(loss) would have been unchanged by the pro forma amounts indicated below:

                                                              DECEMBER 31,
                                                 --------------------------------------
                                                    2000         1999          1998
                                                 ----------   -----------   -----------
Net income (loss):
  As reported..................................  $1,558,262   $(1,333,810)  $(1,134,913)
  Pro forma....................................  $1,558,262   $(1,496,455)  $(1,134,913)
Basic income (loss) per share:
  As reported..................................  $     0.23   $     (0.25)  $     (0.42)
  Pro forma....................................  $     0.23   $     (0.28)  $     (0.42)

     A summary of the status of the Company's stock option plans as of December 31, 2000 and changes during the year is presented below:

                                                                 DECEMBER 31, 2000
                                                              ------------------------
                                                                           WEIGHTED
                                                                           AVERAGE
                                                              SHARES    EXERCISE PRICE
                                                              -------   --------------
Outstanding, December 31, 1999..............................  420,000       $5.00
  Granted...................................................       --          --
  Canceled..................................................       --          --
  Exercised.................................................       --          --
                                                              -------       -----
Outstanding, December 31, 2000..............................  420,000       $5.00
                                                              -------       -----
Exercisable, December 31, 2000..............................  210,000       $3.25
                                                              -------       -----

                                              OUTSTANDING
                                  ------------------------------------         EXERCISABLE
                                                 WEIGHTED                -----------------------
                                                  AVERAGE     WEIGHTED                  WEIGHTED
                                    NUMBER       REMAINING    AVERAGE       NUMBER      AVERAGE
                                  OUTSTANDING   CONTRACTUAL   EXERCISE   EXERCISABLE    EXERCISE
EXERCISE PRICES                   AT 12/31/00      LIFE        PRICE     AT 12/31/00     PRICE
---------------                   -----------   -----------   --------   ------------   --------
$2.50...........................    105,000        4.00        $2.50       105,000       $2.50
 4.00...........................    105,000        4.00         4.00       105,000        4.00
 6.00...........................    105,000        4.00         6.00            --          --
 7.50...........................    105,000        4.00         7.50            --          --
                                    -------        ----        -----       -------       -----
$2.50 - 7.50....................    420,000        4.00        $5.00       210,000       $3.25
                                    =======        ====        =====       =======       =====

     The options were granted as compensation and additional bonuses to certain officers of the Company. These options were issued with an exercise price above the market value of the stock at the date of issuance.

     Additional stock options are available to Kevin Harrington, Tim Harrington and Mel Arthur based on the stock trading performance of the Company's common stock. If the Company's shares are trading at a price of $15.00 per share, 256,500 options will be granted at an exercise price of $7.50 per share. If the Company's shares are trading at a price of $20.00 per share, 256,500 options will be granted at an exercise price of $7.50 per share. If the Company's shares are trading at a price of $25.00 per share, 327,000

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES options will be granted at an exercise price of $7.50 per share. As of December 31, 2000, the Company's common stock has not reached any of the performance measurements mentioned above.

NOTE 9 -- BASIC AND FULLY DILUTED INCOME (LOSS) PER SHARE

     The computation of basic and fully diluted income (loss) per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

                                                   FOR THE YEAR ENDED DECEMBER 31, 2000
                                                  ---------------------------------------
                                                    INCOME         SHARES       PER-SHARE
                                                  (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                  -----------   -------------   ---------
Basic Income (Loss) Per Share
  Income available to common stockholders.......  $ 1,558,262     6,769,221      $ 0.23
                                                                                 ======
Effect of Dilutive Securities
  Common stock options..........................           --       420,000
                                                  -----------    ----------
Fully Diluted Income (Loss) Per Share
  Income available to common stockholders plus
     assumed conversions........................  $ 1,558,262     7,189,221      $ 0.22
                                                  ===========    ==========      ======
Income available to common stockholders.........  $(1,333,810)   $5,418,627      $(0.25)
                                                                                 ======
Effect of Dilutive Securities
  Common stock options..........................           --            --
                                                  -----------    ----------
Fully Diluted Income (Loss) Per Share
  Income available to common stockholders plus
     assumed conversions........................  $(1,333,810)   $5,418,627      $(0.25)
                                                  ===========    ==========      ======

     At December 31, 1998, there were no dilutive instruments outstanding, accordingly, the basic and fully diluted loss per share was $(0.42) per share with weighted average shares outstanding of 2,673,410 for the year ended December 31, 1998.

     Options to purchase 420,000 shares of common stock were outstanding at December 31, 2000 (see Note 8). These options expire on June 30, 2004 and were issued with an exercise price equal to or above the market value of the stock at the date of issuance and have been included in the computation of fully diluted income (loss) per share.

NOTE 10 -- INCOME TAXES

     The provision for income taxes as of December 31, 2000 is detailed in the following summary:

                                                               DECEMBER 31,
                                                                   2000
                                                               ------------
Current:
  Federal income taxes......................................     $27,343
  State income taxes........................................       6,219
                                                                 -------
  Total Provision for Income Taxes..........................     $33,562
                                                                 =======

     As of December 31, 2000, the Company had not made any estimated income tax payments.

             RELIANT INTERACTIVE MEDIA CORPORATION AND SUBSIDIARIES

     A reconciliation of income taxes at the state and federal statutory rate to the effective tax rate is as follows:

                                                               DECEMBER 31,
                                                                   2000
                                                               ------------
Income taxes computed at the state and federal statutory
  rate......................................................     $628,770
Net operating loss carryforwards............................     (545,397)
Income forecast amortization of production costs............      (52,617)
Other non-deductible items..................................        2,806
                                                                 --------
Income Tax Expense..........................................     $ 33,562
                                                                 ========

NOTE 11 -- LINE OF CREDIT

     The Company has a line of credit with National Bank of $150,000. As of December 31, 1999, the balance owed was $132,148. Borrowings under the line of credit are guaranteed by the Company and bear interest at 9.5%.

NOTE 12 -- SUBSEQUENT EVENTS

     On January 12, 2001, the Company reached and exceeded an aggregate of $125,000,000 in sales beginning from January 1, 1999 and as a result, three officers of the Company earned their respective revenue performance bonuses as detailed in their employment contracts (see Note 2). The Company issued 1,250,000 shares of common stock to Kevin Harrington, CEO of the Company, 1,250,000 shares of common stock to Tim Harrington, President of the Company, and 900,000 shares of common stock to Mel Arthur, Executive Vice-President of the Company in payment of these bonuses. The shares will be valued at the market price on the date of issuance or $0.50 per share.

                     RELIANT INTERACTIVE MEDIA CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,     DECEMBER 31,
                                                                 2001           2000
                                                              -----------   ------------
                                                              (UNAUDITED)
                                         ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................  $  543,957     $  298,734
  Restricted cash...........................................   2,170,649      1,868,254
  Accounts receivable, net..................................     561,439        394,298
  Receivables -- other......................................   2,295,048      1,505,201
  Inventory.................................................     544,985        812,416
  Employee advances.........................................       7,903         17,127
  Deferred tax asset........................................     303,114             --
  Prepaid expenses..........................................     141,118        200,543
                                                              ----------     ----------
     Total Current Assets...................................   6,568,213      5,096,573
                                                              ----------     ----------
PROPERTY AND EQUIPMENT
  Machinery and equipment...................................      36,625         36,625
  Office furniture and computer equipment...................      89,191         50,792
  Leasehold improvements....................................      37,239         37,239
                                                              ----------     ----------
     Total Property and Equipment...........................     163,055        124,656
     Less: Accumulated depreciation.........................     (63,978)       (47,032)
                                                              ----------     ----------
     Net Property and Equipment.............................      99,077         77,624
                                                              ----------     ----------
OTHER ASSET
  Deposits..................................................      53,690         67,112
  Other assets, net.........................................       2,777             --
  Prepaid advertising.......................................     846,840      1,224,648
                                                              ----------     ----------
     Total Other Assets.....................................     903,307      1,291,760
                                                              ----------     ----------
     TOTAL ASSETS...........................................  $7,570,597     $6,465,957
                                                              ==========     ==========

                          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses.....................  $1,002,503     $  957,908
  Income taxes payable......................................       7,112         33,562
  Allowance for sales returns...............................     488,232        447,626
  Notes payable -- current portion..........................     330,894        954,092
  Notes payable -- related parties..........................     275,000        362,500
                                                              ----------     ----------
     Total Liabilities......................................   2,103,741      2,755,688
                                                              ----------     ----------
COMMITMENTS AND CONTINGENCIES (Note 3)
STOCKHOLDERS' EQUITY
  Common stock: 50,000,000 shares authorized of $0.001 par
     value, 11,273,821 and 7,348,821 shares issued and
     outstanding, respectively..............................      11,274          7,349
  Additional paid-in capital................................   7,107,011      4,712,636
  Other comprehensive income................................       5,841             --
  Accumulated deficit.......................................  (1,657,270)    (1,009,716)
                                                              ----------     ----------
     Total Stockholders' Equity.............................   5,466,856      3,710,269
                                                              ----------     ----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............  $7,570,597     $6,465,957
                                                              ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     RELIANT INTERACTIVE MEDIA CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              FOR THE SIX MONTHS ENDED
                                                                      JUNE 30,
                                                              -------------------------
                                                                 2001          2000
                                                              -----------   -----------
                                                                     (UNAUDITED)
NET SALES...................................................  $64,272,604   $38,935,810
COST OF SALES...............................................   53,269,885    31,950,367
                                                              -----------   -----------
GROSS PROFIT................................................   11,002,719     6,985,443
                                                              -----------   -----------
OPERATING EXPENSES
  Depreciation..............................................       17,089        10,212
  General and administrative................................    3,912,351     3,233,337
  Selling and marketing.....................................    5,266,257     2,947,239
  Royalties.................................................      336,373       398,811
  Stock bonus compensation..................................    2,380,200            --
                                                              -----------   -----------
     Total Operating Expenses...............................   11,912,270     6,589,599
                                                              -----------   -----------
OPERATING INCOME (LOSS).....................................     (909,551)      395,844
                                                              -----------   -----------
OTHER INCOME (EXPENSES)
  Loss on exchange rate.....................................      (17,140)           --
  Interest expense..........................................      (26,714)      (16,122)
  Interest income...........................................        2,737         1,945
                                                              -----------   -----------
     Total Other Income (Expenses)..........................      (41,117)      (14,177)
                                                              -----------   -----------
INCOME (LOSS) BEFORE INCOME TAXES...........................     (950,668)      381,667
INCOME TAX BENEFIT (EXPENSE)................................      303,114            --
                                                              -----------   -----------
NET INCOME (LOSS)...........................................     (647,554)      381,667
                                                              -----------   -----------
OTHER COMPREHENSIVE INCOME
  Foreign currency translation adjustment...................        5,841            --
                                                              -----------   -----------
NET COMPREHENSIVE INCOME (LOSS).............................  $  (641,713)  $   381,667
                                                              ===========   ===========
BASIC INCOME (LOSS) PER SHARE (Note 6)......................  $     (0.06)  $      0.06
                                                              ===========   ===========
DILUTED INCOME (LOSS) PER SHARE (Note 6)....................  $     (0.06)  $      0.06
                                                              ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     RELIANT INTERACTIVE MEDIA CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                       COMMON STOCK       ADDITIONAL       OTHER
                                   --------------------    PAID-IN     COMPREHENSIVE   ACCUMULATED
                                     SHARES     AMOUNT     CAPITAL        INCOME         DEFICIT
                                   ----------   -------   ----------   -------------   -----------
Balance, December 31, 1999.......   6,310,271   $ 6,310   $3,245,049      $   --       $(2,567,978)
Capital withdrawals..............          --        --     (166,100)         --                --
Common stock issued for
  services.......................     538,550       539      734,187          --                --
Common stock issued for cash.....     500,000       500      999,500          --                --
Stock offering costs.............          --        --     (100,000)         --                --
Net income for the year ended
  December 31, 2000..............          --        --           --          --         1,558,262
                                   ----------   -------   ----------      ------       -----------
Balance, December 31, 2000.......   7,348,821     7,349    4,712,636          --        (1,009,716)
Common stock issued for services
  (unaudited)....................      37,500        38       29,562          --                --
Common stock issued for bonuses
  (unaudited)....................   3,900,000     3,900    2,376,300          --                --
Shares canceled in exchange for
  forgiving advance receivable
  (unaudited)....................     (12,500)      (13)     (11,487)         --                --
Currency translation adjustment
  (unaudited)....................          --        --           --       5,841                --
Net loss for the six months ended
  June 30, 2001 (unaudited)......          --        --           --          --          (647,554)
                                   ----------   -------   ----------      ------       -----------
Balance, June 30, 2001
  (unaudited)....................  11,273,821   $11,274   $7,107,011      $5,841       $(1,657,270)
                                   ==========   =======   ==========      ======       ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                     RELIANT INTERACTIVE MEDIA CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE SIX MONTHS ENDED
                                                                      JUNE 30,
                                                              ------------------------
                                                                 2001         2000
                                                              ----------   -----------
                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $ (647,554)  $   381,667
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization..........................      17,089        10,212
     Currency translation adjustment........................       5,841            --
     Amortization of prepaid advertising....................   1,116,241       367,655
     Allowance for sales returns............................      40,606       132,691
     Common stock issued for services and bonuses...........   2,409,800       399,150
  Changes in assets and liabilities:
     Restricted cash........................................    (302,395)   (1,513,418)
     Accounts receivable....................................    (461,135)     (277,120)
     Accounts receivable -- other...........................    (789,847)      800,076
     Deferred tax asset.....................................    (303,114)           --
     Inventory..............................................     267,431         9,283
     Deposits...............................................      13,422       (67,112)
     Prepaids and advances..................................      57,149      (196,765)
     Prepaid advertising....................................    (738,433)     (726,771)
     Accounts payable and accrued expenses..................      44,595       (92,249)
     Income taxes payable...................................     (26,450)         (771)
                                                              ----------   -----------
       Net Cash Used in Operating Activities................     703,246      (773,472)
                                                              ----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Investment in other assets................................      (2,920)           --
  Purchase of property and equipment........................     (38,399)      (37,239)
                                                              ----------   -----------
       Net Cash Used in Investing Activities................     (41,319)      (37,239)
                                                              ----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from notes payable...............................          --       278,750
  Capital withdrawals.......................................          --      (166,100)
  Payments on notes payable.................................    (329,204)           --
  Payments on notes payable -- related parties..............     (87,500)      (72,715)
  Payments on line of credit................................          --      (132,148)
  Proceeds from issuance of common stock....................          --     1,000,000
  Stock offering costs......................................          --      (100,000)
                                                              ----------   -----------
       Net Cash Provided by Financing Activities............  $ (416,704)  $   807,787
                                                              ----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........  $  245,223   $    (2,924)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............     298,734        26,404
                                                              ----------   -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $  543,957   $    23,480
                                                              ==========   ===========
Cash payments for:
  Income taxes..............................................  $   26,450   $        --
  Interest..................................................  $   13,152   $    16,122
Non-cash financing and investing activities:
  Common stock issued for services and bonus compensation...  $2,409,800   $   399,150
  Common stock canceled as payment on advance receivable....  $   11,500   $        --

  The accompanying notes are an integral part of these consolidated financial statements.

                     RELIANT INTERACTIVE MEDIA CORPORATION

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 2001

NOTE 1 -- BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in accordance with such rules and regulations. The information furnished in the interim condensed consolidated financial statements include normal recurring adjustments and reflects all adjustments, which, in the opinion of management, are necessary for a fair presentation of such financial statements. Although management believes the disclosures and information presented are adequate to make the information not misleading, it is suggested that these interim condensed consolidated financial statements be read in conjunction with the Company's most recent audited financial statements and notes thereto included in its December 31, 2000 Annual Report on Form 10-KSB. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

NOTE 2 -- OTHER COMPREHENSIVE INCOME

     The Company reports other comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting in the financial statements all changes in equity during a period, except those resulting from investments by and distributions to owners. For the Company, other comprehensive income consists of foreign currency translation adjustments. Total other comprehensive income was $5,841 and $-0- for the six months ended June 30, 2001 and 2000, respectively.

NOTE 3 -- COMMITMENTS AND CONTINGENCIES

  EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Kevin Harrington, CEO of the Company. Mr. Harrington will receive an annual salary of $250,000. In addition, Mr. Harrington shall receive 100,000 shares of the Company's common stock for each $10,000,000 in sales of the Company with a maximum of 1,500,000 shares to be issued. However, none of these shares shall be earned or issued until the Company's sales exceed an aggregate of $125,000,000 beginning from January 1, 1999. The employment agreement ends on December 15, 2005.

     The Company has entered into an employment agreement with Tim Harrington, President of the Company. Mr. Harrington will receive an annual salary of $250,000. In addition, Mr. Harrington shall receive 100,000 shares of the Company's common stock for each $10,000,000 in sales of the Company with a maximum of 1,500,000 shares to be issued. However, none of these shares shall be earned or issued until the Company's sales exceed an aggregate of $125,000,000 beginning from January 1, 1999. The employment agreement ends on December 15, 2005.

     The Company has entered into an employment agreement with Mel Arthur, Executive Vice President of the Company. Mr. Arthur will receive an annual salary of $250,000. In addition, Mr. Arthur shall receive 100,000 shares of the Company's common stock for each $10,000,000 in sales of the Company with a maximum of 900,000 shares to be issued. However, none of these shares shall be earned or issued until the Company's sales exceed an aggregate of $125,000,000 beginning from January 1, 1999. The employment agreement ends on December 15, 2005.

                     RELIANT INTERACTIVE MEDIA CORPORATION

NOTE 4 -- EQUITY TRANSACTIONS

     During the six months ended June 30, 2001, the Company reached and exceeded an aggregate of $150,000,000 in sales beginning from January 1, 1999 and as a result, three officers of the Company earned their respective revenue performance bonuses as detailed in their employment contracts (see Note 3). The Company issued 1,500,000 shares of common stock to Kevin Harrington, CEO of the Company, 1,500,000 shares of common stock to Tim Harrington, President of the Company, and 900,000 shares of common stock to Mel Arthur, Executive Vice-President of the Company in payment of these bonuses. The shares were valued at the market price of the common stock on the date the shares were earned. The Company also issued an additional 37,500 shares of common stock to employees of the Company for services rendered. Finally, 12,500 shares of common stock were canceled by the Company as payment for an employee advance in the amount of $11,500.

NOTE 5 -- RECLASSIFICATIONS

     Certain 2000 amounts have been reclassified to conform to the 2001 presentations.

NOTE 6 -- BASIC AND DILUTED INCOME (LOSS) PER SHARE

     The computation of basic and diluted income per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements as follows:

                                       FOR THE SIX MONTHS ENDED                  FOR THE SIX MONTHS ENDED
                                             JUNE 30, 2001                             JUNE 30, 2000
                                ---------------------------------------   ---------------------------------------
                                   LOSS          SHARES       PER-SHARE     INCOME         SHARES       PER-SHARE
                                (NUMERATOR)   (DENOMINATOR)    AMOUNT     (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                -----------   -------------   ---------   -----------   -------------   ---------
Basic Earnings (Loss) Per
  Share
  Income available to common
    stockholders..............   $(647,554)    10,878,186      $(0.06)     $381,667       6,500,548       $0.06
                                                               ------                                     -----
Effect of Dilutive Securities
  Common stock options........          --             --                        --         420,000
                                 ---------     ----------                  --------       ---------
Diluted Earnings (Loss) Per
  Share
  Income available to common
    stockholders plus assumed
    conversions...............   $(647,554)    10,878,186      $(0.06)     $381,667       6,920,548       $0.06
                                 =========     ==========      ======      ========       =========       =====

     Options to purchase 420,000 shares of common stock were outstanding at June 30, 2001. These options expire on June 30, 2004 and have been included in the computation of diluted income (loss) per share for the three and six months ended June 30, 2000 and the three months ended June 30, 2001. These options are not included in the computation for the six months ended June 30, 2001 because they would be antidilutive.

NOTE 7 -- RELATED PARTY TRANSACTIONS

     In a related party transaction, Kevin Harrington, Tim Harrington, and Mel Arthur (CEO, President, and Executive Vice-President of the Company, respectively) each acquired 250 shares (a total of 750 shares) of Ideal Health, a private company. The acquired shares represents approximately 7% ownership in Ideal Health. The Company has done business with Ideal Health in the previous year, but not for the three months ended March 31, 2001. The share acquisition by the above officers was approved by the Board of Directors of the Company.

                                   Appendix A


================================================================================



                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                           THANE INTERNATIONAL, INC.,

                        RELIANT ACQUISITION CORPORATION,

                         RELIANT INTERACTIVE MEDIA CORP.

                                       and

             KEVIN HARRINGTON, TIMOTHY HARRINGTON AND MEL ARTHUR, as
                Stockholders of Reliant Interactive Media Corp.

                           --------------------------

                                      Dated

                                December 6, 2001

                           ---------------------------



================================================================================

                                TABLE OF CONTENTS



ARTICLE I             DEFINITIONS.................................................................................


ARTICLE II            THE MERGER.................................................................................

     SECTION 2.1           The Merger............................................................................
     SECTION 2.2           Filing................................................................................
     SECTION 2.3           Effective Time of the Merger..........................................................
     SECTION 2.4           Effect of the Merger..................................................................
     SECTION 2.5           Charter...............................................................................
     SECTION 2.6           Bylaws................................................................................
     SECTION 2.7           Directors and Officers................................................................
     SECTION 2.8           Conversion............................................................................
     SECTION 2.9           Closing..............................................................................
ARTICLE III           REPRESENTATIONS AND WARRANTIES OF THE CORPORATION AND THE CONTROLLING STOCKHOLDERS........
     SECTION 3.1           Organization and Standing.............................................................
     SECTION 3.2           Authorization.........................................................................
     SECTION 3.3           Due Execution and Delivery; Binding Obligations.......................................
     SECTION 3.4           No Violation..........................................................................
     SECTION 3.5           Consents and Approvals................................................................
     SECTION 3.6           Subsidiaries..........................................................................
     SECTION 3.7           Permits...............................................................................
     SECTION 3.8           Capital Stock.........................................................................
     SECTION 3.9           Litigation............................................................................
     SECTION 3.10          Financial Statements; No Undisclosed Liabilities; Commission Documents................
     SECTION 3.11          Change in Condition...................................................................
     SECTION 3.12          Employee Benefit Plans and Labor Matters..............................................
     SECTION 3.13          Interests in Real Property............................................................
     SECTION 3.14          Leases................................................................................
     SECTION 3.15          Compliance with Law...................................................................
     SECTION 3.16          Related Party Transactions............................................................
     SECTION 3.17          Tax Matters...........................................................................
     SECTION 3.18          Environmental Matters.................................................................
     SECTION 3.19          Intellectual Property.................................................................
     SECTION 3.20          Registration Rights...................................................................
     SECTION 3.21          Insurance.............................................................................
     SECTION 3.22          Material Contracts....................................................................
     SECTION 3.23          Questionable Payments.................................................................
     SECTION 3.24          Brokers...............................................................................
     SECTION 3.25          Books and Records.....................................................................


                                       (i)

     SECTION 3.26          Personal Property.....................................................................
     SECTION 3.27          Advertising...........................................................................
     SECTION 3.28          Customer Warranties...................................................................
     SECTION 3.29          Products Liability....................................................................
     SECTION 3.30          Capital Expenditures and Investments..................................................
     SECTION 3.31          Accounts Receivable; Inventories......................................................
     SECTION 3.32          Disclosure............................................................................

ARTICLE IV            REPRESENTATIONS AND WARRANTIES OF THANE....................................................

     SECTION 4.1           Organization and Standing.............................................................
     SECTION 4.2           Authorization.........................................................................
     SECTION 4.3           Due Execution and Delivery; Binding Obligations.......................................
     SECTION 4.4           Capital Stock.........................................................................
     SECTION 4.5           No Violation..........................................................................
     SECTION 4.6           Consents and Approvals................................................................
     SECTION 4.7           Subsidiaries..........................................................................
     SECTION 4.8           Permits...............................................................................
     SECTION 4.9           Litigation............................................................................
     SECTION 4.10          Financial Statements; No Undisclosed Liabilities......................................
     SECTION 4.11          Change in Condition...................................................................
     SECTION 4.12          Employee Benefit Plans and Labor Matters..............................................
     SECTION 4.13          Interests in Real Property............................................................
     SECTION 4.14          Leases................................................................................
     SECTION 4.15          Compliance with Law...................................................................
     SECTION 4.16          Related Party Transactions............................................................
     SECTION 4.17          Tax Matters...........................................................................
     SECTION 4.18          Environmental Matters.................................................................
     SECTION 4.19          Intellectual Property.................................................................
     SECTION 4.20          Insurance.............................................................................
     SECTION 4.21          Material Contracts....................................................................
     SECTION 4.22          Questionable Payments.................................................................
     SECTION 4.23          Brokers...............................................................................
     SECTION 4.24          Books and Records.....................................................................
     SECTION 4.25          Personal Property.....................................................................
     SECTION 4.26          Advertising...........................................................................
     SECTION 4.27          Customer Warranties...................................................................
     SECTION 4.28          Products Liability....................................................................
     SECTION 4.29          Capital Expenditures and Investments..................................................
     SECTION 4.30          Accounts Receivable; Inventories......................................................
     SECTION 4.31          Disclosure............................................................................
     SECTION 4.32          Krane Holdings, Inc...................................................................

ARTICLE V             COVENANTS OF THE CORPORATION...............................................................

     SECTION 5.1           Operation of Business.................................................................
     SECTION 5.2           Access to Books and Records...........................................................


                                      (ii)

     SECTION 5.3           Compliance with Conditions; Commercially Reasonably Efforts...........................
     SECTION 5.4           Consents and Approvals................................................................
     SECTION 5.5           Corporation Stockholder Approval......................................................
     SECTION 5.6           No Solicitation.......................................................................
     SECTION 5.7           Notification of Certain Matters.......................................................
     SECTION 5.8           Certain Tax Covenants.................................................................
     SECTION 5.9           Confidentiality.......................................................................
     SECTION 5.10          Certain Tax Covenants.................................................................
     SECTION 5.11          Options Cancellation..................................................................

ARTICLE VI            COVENANTS OF THANE.........................................................................

     SECTION 6.1           Operation of Business.................................................................
     SECTION 6.2           Access to Books and Records...........................................................
     SECTION 6.3           Compliance with Conditions; Commercially Reasonable Efforts...........................
     SECTION 6.4           Consents and Approvals................................................................
     SECTION 6.5           Registration Statement; Listing.......................................................
     SECTION 6.6           Confidential Information..............................................................
     SECTION 6.7           Notification of Certain Matters.......................................................
     SECTION 6.8           Working Capital.......................................................................

ARTICLE VII           CONDITIONS PRECEDENT TO CLOSING............................................................

     SECTION 7.1           Conditions to the Corporation's Obligations...........................................
     SECTION 7.2           Conditions to Thane's Obligations.....................................................

ARTICLE VIII          TERMINATION................................................................................

     SECTION 8.1           Termination of Agreement..............................................................
     SECTION 8.2           Effect of Termination.................................................................

ARTICLE IX            INDEMNIFICATION............................................................................

     SECTION 9.1           Survival; Indemnification.............................................................
     SECTION 9.2           Limitations...........................................................................
     SECTION 9.3           Third Party Claims....................................................................
     SECTION 9.4           Security for the Indemnification Obligation...........................................

ARTICLE X             MISCELLANEOUS..............................................................................

     SECTION 10.1          Amendment and Modification............................................................
     SECTION 10.2          Notices...............................................................................
     SECTION 10.3          Governing Law.........................................................................
     SECTION 10.4          Entire Agreement......................................................................
     SECTION 10.5          Waivers and Extensions................................................................
     SECTION 10.6          Titles and Headings; Interpretation...................................................
     SECTION 10.7          Exhibits and Schedules................................................................
     SECTION 10.8          Expenses; Brokers.....................................................................

                                      (iii)

     SECTION 10.9          Press Releases and Public Announcements...............................................
     SECTION 10.10         Assignment; No Third Party Beneficiaries..............................................
     SECTION 10.11         Severability..........................................................................
     SECTION 10.12         Counterparts; Facsimile...............................................................
     SECTION 10.13         Further Assurances....................................................................
     SECTION 10.14         Remedies Cumulative...................................................................





                                      (iv)

                       AMENDED AND RESTATED AGREEMENT AND
                                 PLAN OF MERGER

                  THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of the 6th day of December, 2001 (the "Agreement"), by and among THANE INTERNATIONAL, INC., a Delaware corporation ("Thane"), RELIANT ACQUISITION CORPORATION, a Nevada corporation wholly owned by Thane ("Acquisition"), RELIANT INTERACTIVE MEDIA CORP., a Nevada corporation (the "Corporation"), and KEVIN HARRINGTON, TIMOTHY HARRINGTON and MEL ARTHUR, stockholders of the Corporation (individually, a "Controlling Stockholder," and collectively, the "Controlling Stockholders"). The Corporation, Acquisition, Thane and the Controlling Stockholders are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

                              W I T N E S S E T H:


                  WHEREAS, the Corporation, Thane and the Controlling Stockholders entered into that certain Agreement and Plan of Merger and Plan of Reorganization, dated as of November 21, 2001 (the "Original Agreement"); and

                  WHEREAS, it is the intent of the Parties that the structure of the transactions contemplated by the Original Agreement be amended and the Parties desire to amend and restate the Original Agreement to more clearly delineate such intent; and

                  WHEREAS, the Corporation is a publicly traded company whose shares of common stock, par value $.001 per share (the "Corporation Common Stock"), are currently traded on the National Association of Securities Dealer's Over-the-Counter Electronic Bulletin Board ("OTC-BB"); and

                  WHEREAS, Acquisition desires to merge with and into the Corporation, and Thane and Acquisition desire that Acquisition be merged with and into the Corporation, so that the Corporation will be the surviving corporation (the "Merger"), all upon the terms and subject to the conditions set forth herein and in accordance with the laws of State of Nevada; and

                  WHEREAS, the parties hereto intend that such transaction be treated for federal income tax purposes as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and in furtherance thereof, intend that this Agreement shall be a "plan of reorganization" within the meaning of Sections 354(a) and 361(a) of the Code; and

                  WHEREAS, the terms and conditions of the Merger, the mode of carrying the same into effect, the manner of converting the capital stock of the Corporation into shares of the Class A common stock, par value $.001 per share (the "Thane Common Stock"), of Thane and such other terms and conditions as may be required or permitted to be stated in this Agreement, are set forth below; and

                  WHEREAS, the Board of Directors of each of the Corporation and Thane have unanimously (i) determined that the Merger is advisable and is fair to, and in the best interests of, each of the Corporation and Thane, respectively, and (ii) resolved to recommend that the stockholders of each of such companies adopt and approve the Merger and this Agreement; and

                  WHEREAS, as a material inducement to Thane to enter into this Agreement and to consummate the transactions contemplated hereby, the Controlling Stockholders concurrently with the execution of this Agreement are executing and delivering the Amended and Restated Affiliate Voting Agreement in the form of Exhibit A hereto; and

                  WHEREAS, effective immediately prior to the Effective Time (as defined herein), Thane will effect a stock split with respect to its then-outstanding shares of Thane Common Stock, as determined by Thane's Board of Directors (the "Stock Split"); and

                  NOW, THEREFORE, in consideration of the mutual premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

                  As used in this Agreement, the following terms shall have the following meanings:

                  "Acquisition" shall have the meaning set forth in the Preamble.

                  "Action" means any Claim, suit, litigation, proceeding, arbitration or mediation.

                  "Affiliate" means, with regard to any Person, (a) any Person, directly or indirectly, controlled by, under common control of, or controlling such Person; (b) any Person, directly or indirectly, in which such Person holds, of record or beneficially, five percent (5%) or more of the equity or voting securities; (c) any Person that holds, of record or beneficially, five percent (5%) or more of the equity or voting securities of such Person; (d) any Person that, through Contract, relationship or otherwise, exerts a substantial influence on the management of such Person's affairs; (e) any Person that, through Contract, relationship or otherwise, is influenced substantially in the management of its affairs by such Person; (f) any director, officer, partner or individual holding a similar position in respect of such Person; or (g) as to any natural Person, any Person related by blood, marriage or adoption and any Person owned by such Persons, including without limitation, any spouse, parent, grandparent, aunt, uncle, child, grandchild, sibling, cousin or in-law of such Person.

                  "Affiliate Voting Agreement" means that certain Amended and Restated Affiliate Voting and Lock-Up Agreement, executed by the Corporation, Thane and each of the Controlling Stockholders, on the date hereof, as the same may be amended from time to time.

                  "Alternative Transaction" shall have the meaning set forth in
Section 5.6(a).

                  "Agreement" shall have the meaning set forth in the Preamble.

                  "Applicable Law" means, with respect to any Person, any law, statute, rule, regulation, ordinance, order, writ, injunction, judgment or decree of any Governmental Authority to which such Person or any of its Subsidiaries is bound or to which any of their respective assets or properties is subject.

                  "Articles of Merger" shall have the meaning set forth in
Section 2.2.

                  "Business Combination" means, with respect to any person, (a) any merger, consolidation, share exchange, reorganization or other business combination transaction to which such Person is a party, (b) any sale, or other disposition of any capital stock or other equity interests of such Person (except for issuances of common stock upon conversion of preferred stock outstanding on the date hereof or the exercise of Options or warrants outstanding on the date hereof or issued in accordance with this Agreement), (c) any tender offer (including a self tender), exchange offer, recapitalization, restructuring, liquidation, dissolution or similar or extraordinary transaction,
(d) any sale, dividend or other disposition of all or a substantial portion of the assets and properties of such Person (including by way of exclusive license or joint venture formation) other than sales of inventory and license in the ordinary course of such Person's business and consistent with past practice, or
(e) the entering into of any Contract or understanding, the granting of any rights or Options, or the acquiescence of such Person, to do any of the foregoing.

                  "Business Day" means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.

                  "Bylaws" with respect to any corporation means the bylaws of such corporation.

                  "CERCLA" means Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, and the Regulations thereunder.

                  "CERCLIS" means Comprehensive Environmental Response, Compensation, and Liability Information System.

                  "Certificates" shall have the meaning set forth in Section 2.8(b)(ii).

                  "Charter" with respect to any corporation means the certificate of incorporation or articles of incorporation of such corporation.

                  "Claim" means any action, suit, claim, lawsuit, demand, suit, inquiry, hearing, investigation, notice of a violation or noncompliance, litigation, proceeding, arbitration, appeals or other dispute, whether civil, criminal, administrative or otherwise.

                  "Closing" shall have the meaning set forth in Section 2.9.

                  "Closing Date" shall have the meaning set forth in Section
2.9.

                  "COBRA" shall have the meaning set forth in Section 3.12(d).

                  "Code" shall have the meaning set forth in the Recitals.

                  "Commission" means the United States Securities and Exchange Commission.

                  "Commission Documents" shall have the meaning set forth in
Section 3.10(d).

                  "Contract" means any agreement, contract, commitment, instrument, document, certificate or other binding arrangement or understanding, whether written or oral.

                  "Controlling Stockholder" and "Controlling Stockholders" shall have the meaning set forth in the Preamble.

                  "Corporation" shall have the meaning set forth in the Preamble.

                  "Corporation Commitments" shall have the meaning set forth in
Section 3.22(a).

                  "Corporation Common Stock" shall have the meaning set forth in the Recitals.

                  "Corporation Employee Benefit Plans" shall have the meaning set forth in Section 3.12(a)(iii).

                  "Corporation Entities" means collectively, the Corporation and each of its direct and indirect Subsidiaries identified on Exhibit B hereto.

                  "Corporation Financial Statements" shall have the meaning set forth in Section 3.10(a).

                  "Corporation Leases" shall have the meaning set forth in
Section 3.14(a)(i).

                  "Corporation Special Meeting" shall have the meaning set forth in Section 5.5(a).

                  "DGCL" means the Delaware General Corporation Law as in effect on the date hereof.

                  "Documents" means (i) this Agreement, (ii) the Affiliate Voting Agreement, (iii) the Employment Agreements and (iv) the Escrow Agreement.

                  "Effective Time" means the meaning set forth in Section 2.3.

                  "Employment Agreement" shall mean those Employment Agreements, dated as of the Closing Date, between the Corporation and each of the Controlling Stockholders, substantially in the forms attached hereto as Exhibit C.

                  "Environmental Law" means any Regulation, Order, settlement agreement or Governmental Authority requirement, which relates to or otherwise imposes liability or standards of conduct concerning the environment, health, safety or Hazardous Substances, including without limitation, discharges, emissions, releases or threatened releases of noises, odors or any Hazardous Substances, whether as matter or energy, into ambient air, water, or land, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, disposal, cleanup, transport or handling of Hazardous Substances, including but not limited to CERCLA, the Superfund Amendments and Reauthorization Act of 1986, the Hazardous Material Transportation Act, the Resource Conservation and Recovery Act of 1976, the Toxic Substances Control Act, the Federal Water Pollution Control Act, the Clean Water Act, the Clean Air Act, the Occupational Safety and Health Act, any so-called "Superlien" law, all as now or hereafter amended or supplemented, and the Regulations promulgated thereunder, and any other similar Federal, state or local Regulations.

                  "ERISA" shall have the meaning set forth in Section
3.12(a)(i).

                  "Escrow Agent" means Citibank, N.A.

                  "Escrow Agreement" means that certain Escrow Agreement, to be dated the Closing Date, among the Controlling Stockholders, the Corporation, the Thane Securing Stockholders and the Escrow Agent, substantially in the form attached hereto as Exhibit D.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

                  "Exchange Agent" shall have the meaning set forth in Section 2.8(b)(i).

                  "Exchange Fund" shall have the meaning set forth in Section 2.8(b)(i).

                  "Exchange Ratio" means (i) if the Krane Merger is completed on or prior to the Effective Time, 0.3352182 share of Thane Common Stock for every one (1) share of Corporation Common Stock or (ii) if the Krane Merger is not completed on or prior to the Effective time, 0.3440462 share of Thane Common Stock for every one (1) share of Corporation Common Stock, in either case assuming (a) a proposed Stock Split of 32:1 prior to the Effective Time, (b) 11,583,621 shares of Corporation Common Stock outstanding on the date hereof,
(c)(i) 1,092,105 shares of Thane Common Stock outstanding if the Krane Merger is completed prior to the Effective Time (prior to a Stock Split) and (ii) 1,018,034 shares of Thane Common Stock outstanding if the Krane Merger is not completed prior to the Effective Time (prior to a Stock Split), and (d) no Options to acquire Corporation Common Stock outstanding. The Exchange Ratio set forth above shall be adjusted (a) proportionately (i) in the event no Stock Split is effected by Thane prior to the Effective Time or any Stock Split so effected prior to the Effective Time is in a ratio other than 32:1 or (ii) in the event of a stock dividend (other than the Stock Split), recapitalization or other transaction that has the effect of increasing or decreasing the number of shares of capital stock held by all the stockholders of either Thane or the Corporation as set forth above and (b) downward in the event there are more than 11,583,621 shares of Corporation Common Stock outstanding.

                  "Financial Statement Date" shall have the meaning set forth in
Section 3.10(a).

                  "GAAP" means United States generally accepted accounting principles, consistently applied, as in existence at the date hereof.

                  "Governmental Authority" means any governmental, regulatory or administrative body, agency, commission, board, arbitrator or authority, any court or judicial authority, any public, private or industry regulatory authority, whether international, national, federal, state or local.

                  "Guarantee" means any guarantee or other contingent liability (other than any endorsement for collection or deposit in the ordinary course of business), direct or indirect with respect to any obligations of another Person, through a Contract or otherwise, including, without limitation, (a) any endorsement or discount with recourse or undertaking substantially equivalent to or having economic effect similar to a guarantee in respect of any such obligations and (b) any Contract (i) to purchase, or to advance or supply funds for the payment or purchase of, any such obligations, (ii) to purchase, sell or lease property, products, materials or supplies, or transportation or services, in respect of enabling such other Person to pay any such obligation or to assure the owner thereof against loss regardless of the delivery or nondelivery of the property, products, materials or supplies or transportation or services or (iii) to make any loan, advance or capital contribution to or other Investment in, or to otherwise provide funds to or for, such other Person in respect of enabling such Person to satisfy an obligation (including any liability for a dividend, stock liquidation payment or expense) or to assure a minimum equity, working capital or other balance sheet condition in respect of any such obligation.

                  "Hazardous Substances" shall be construed broadly to include any toxic or hazardous substance, material, or waste, any petroleum or petroleum products, radioactive materials, asbestos in any form that has become friable, ura formaldehyde foam insulation, dielectric fluid containing levels of polychlorinated biphenyls, and radon gas, any chemicals, materials or substances defined or included in the definition of "hazardous substances," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import, under any applicable Environmental Law, any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Governmental Authority and any other contaminant, pollutant or constituent thereof, whether liquid, solid, semi-solid, sludge and/or gaseous, including without limitation, chemicals, compounds, by-products, pesticides, asbestos containing materials, petroleum or petroleum products or by-products, and polychlorinated biphenyls, the presence of which requires investigation or remediation under any Environmental Law or which are regulated, listed or controlled by, under or pursuant to any Environmental Law, or which has been or shall be determined or interpreted at any time by any Governmental Authority to be a hazardous or toxic substance regulated under any other Regulation or Order.

                  "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and applicable rules and regulations and any similar state acts.

                  "Hurdle Rate" shall have the meaning set forth in Section 9.2(a).

                  "Indebtedness" with respect to any Person, means (a) any obligation of such Person for borrowed money, but in any event shall include:
(i) any obligation or liabilities incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business, (whether or not such Person has assumed or become liable for the payment of such obligation) (whether accrued, absolute, contingent, unliquidated or otherwise, known or unknown, whether due or to become due); (ii) the face amount of all letters of credit issued for the account of such Person and all drafts drawn thereunder;
(iii) obligations incurred for all or any part of the purchase price of property or other assets or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the ordinary course of business (whether or not such Person has assumed or become liable for the payment of such obligation) secured by Liens; (iv) capitalized lease obligations; and (v) all Guarantees of such Person; (b) accounts payable of such Person that have not been paid within sixty (60) days of their due date and are not being contested; (c) annual employee bonus obligations that are not accrued on the financial statements; and (d) retroactive insurance premium obligations.

                  "Indemnified Party" shall have the meaning set forth in
Section 9.3(a).

                  "Indemnifying Party" shall have the meaning set forth in
Section 9.3(a).

                  "Intellectual Property" means all domestic and foreign trademarks, service marks, trade names, corporate and business names, brand names, Internet domain names, universal resource locators ("URLs"), designs, logos, trade dress, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing (collectively, "Trademarks"); patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, provisionals, reissues, and applications for any of the foregoing); registered copyrights (including any registrations and applications for any of the foregoing); Software; "mask works" (as defined under 17 USC section 901) and any registrations and applications for "mask works"; inventions (whether or not patentable), invention disclosures, moral and economic rights of authors and inventors (however denominated), technical data and customer lists; technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (whether or not patentable) (collectively, "Trade Secrets"); all improvements and refinements of any of the foregoing; rights of publicity and privacy relating to the use of the names, likenesses, voices, signatures and biographical information of real Persons; in each case used in or necessary for the business of a Person or any of its Subsidiaries.

                  "Investment" means (a) any direct or indirect ownership, purchase or other acquisition by a Person of any notes, obligations, instruments, capital stock, Options, securities or ownership interests (including partnership interests and joint venture interests) of any other Person; and (b) any capital contribution or similar obligation by a Person to any other Person.

                  "Knowledge" means (a) as to the Controlling Stockholders, the actual or constructive knowledge of any of the Controlling Stockholders, (b) as to the Corporation, the actual or constructive knowledge of the senior management of the Corporation and the most senior person in any office or facility of the Corporation, assuming such persons act in a prudent business fashion, and (c) as to Thane, the actual or constructive knowledge of the senior management of Thane assuming such persons act in a prudent business fashion. For the purpose of this definition, the term "constructive knowledge" shall mean the knowledge that a Person had or should have had in the proper performance of his or her duties.

                  "Krane Merger" means the merger or other similar business combination between Thane and Krane Holdings, Inc., a Delaware corporation.

                  "License Agreements" shall have the meaning set forth in
Section 3.19(b).

                  "Lien" means any (a) security interest, lien, mortgage, pledge, hypothecation, encumbrance, Claim, easement, charge, restriction on transfer or otherwise, or interest of another Person of any kind or nature, including any conditional sale or other title retention Contract or lease in the nature thereof; (b) any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute; and (c) any subordination arrangement in favor of another Person.

                  "Material Adverse Effect" means a material adverse effect (i) on the business, operations, properties, assets, liabilities or condition (financial or otherwise) of the Corporation and its Subsidiaries, taken as a whole, or Thane and its Subsidiaries, taken as a whole, as the case may be, other than as a result of general economic or industry conditions or (ii) on the ability of the Corporation or any of its Subsidiaries or Thane and its Subsidiaries, as the case may be, to perform their respective obligations hereunder or under any of the other Documents.

                  "Merger" shall have the meaning set forth in the Preamble.

                  "Merger Consideration" shall have the meaning set forth in 2.8(a)(ii).

                  "NASD" means the National Association of Securities Dealers, Inc.

                  "NGCL" means the Nevada General Corporation Law as in effect on the date hereof.

                  "Notice" shall have the meaning set forth in Section 10.2.

                  "Occurrence" means any accident, happening or event which occurs or has occurred at any time prior to the Closing Date that is caused or allegedly caused by any hazard or defect in manufacture, design, materials or workmanship including, without limitation, any failure or alleged failure to warn or any breach or alleged breach of express or implied warranties or representations with respect to a product manufactured, shipped, sold or delivered by or on behalf of any of the Corporation Entities or the Thane Entities, as the case may be, which results or is alleged to have resulted in injury or death to any Person or damage to or destruction of property (including damage to or destruction of the product itself) or other consequential damages, at any time.

                  "Option" means any subscription, option, warrant, right, security, Contract, commitment, understanding, stock appreciation right, phantom stock option, profit participation or arrangement by which with respect (a) any Corporation Entity, such Corporation Entity is bound to issue any additional shares of its capital stock or an interest in the equity or equity appreciation of such Corporation Entity or rights pursuant to which any Person has a right to purchase shares of such Corporation Entity's capital stock or an interest in the equity or equity appreciation of such Corporation Entity or (b) any Thane Entity, such Thane Entity is bound to issue any additional shares of its capital stock or an interest in the equity or equity appreciation of such Thane Entity or rights pursuant to which any Person has a right to purchase shares of such Thane Entity's capital stock or an interest in the equity or equity appreciation of such Thane Entity.

                  "Order" means any writ, decree, order, judgment, injunction, rule, ruling, Lien, voting right, consent of or by an Authority.

                  "Original Agreement" shall have the meaning set forth in the Recitals.

                  "OTC-BB" shall have the meaning set forth in the Recitals.

                  "Overlap Period" shall have the meaning set forth in Section 5.8(b).

                  "Party" or "Parties" shall have the meanings set forth in the Preamble.

                  "Permits" shall have the meaning set forth in Section 3.7.

                  "Permitted Liens" means (a) liens for Taxes and other governmental charges and assessments arising in the ordinary course of business which are not yet due and payable, (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable, and (c) other liens or imperfections on property which are not material in amount, do not materially interfere with, and are not violated by, the consummation of the transactions contemplated by this Agreement, and do not materially impair the marketability of, or materially detract from the value of or materially impair the existing use of, the property affected by such lien or imperfection.

                  "Person" means any individual, partnership, corporation, limited liability company, limited partnership, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or political subdivision thereof, or other entity.

                  "Pre-Closing Period" shall have the meaning set forth in
Section 3.17(a).

                  "Proposal Notice" shall have the meaning set forth in Section 5.6(a).

                  "Pro Rata Portion" means (a) with respect to the Controlling Stockholders, each Controlling Stockholder's proportion of the Reliant Escrow Shares determined (for each Controlling Stockholder) by dividing (i) the number of shares of Thane Common Stock issuable to such Controlling Stockholder pursuant to the Merger by (ii) the aggregate number of shares of Thane Common Stock issuable to the Controlling Stockholders pursuant to the Merger, and (b) with respect to the Thane Securing Stockholders, each Thane Securing Stockholder's proportion of the Thane Escrow Shares determined (for each Thane Securing Stockholder) by dividing (i) the number of shares of Thane Common Stock owned by such Thane Securing Stockholder immediately prior to the Effective Time by (ii) aggregate number of shares of Thane Common Stock owned by all of the Thane Securing Stockholders immediately prior to the Effective Time.

                  "Registration Statement" shall have the meaning set forth in
Section 6.5(a).

                  "Regulation" means any rule, law, code, statute, regulation, ordinance, requirement, announcement, policy, guideline, rule of common law or other binding action of or by an Governmental Authority and any judicial interpretation thereof.

                  "Related Party" shall have the meaning set forth in Section 3.16.

                  "Reliant Escrow Shares" means the number of shares of Thane Common Stock owned by the Controlling Stockholders having a fair market value equal to $2.4 million based on the opening price of the Thane Common Stock on the Nasdaq National Market, or if the Thane Common Stock is not then admitted for trading on the Nasdaq National Market, the opening price of the Thane Common Stock on such national securities exchange or such other exchange on which the Thane Common Stock is then listed for quotation. The Reliant Escrow Shares are to be deposited by the Controlling Stockholders in connection with the Closing into escrow pursuant to the Escrow Agreement in order to secure the indemnification obligations of the Corporation and the Controlling Stockholders pursuant to Article IX hereof. Each Controlling Stockholder shall contribute into escrow his Pro Rata Portion of shares of the Thane Common Stock constituting the Reliant Escrow Shares.

                  "Representatives" shall have the meaning set forth in Section 5.6(a).

                  "Schedule" shall have the meaning set forth in Article III.

                  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

                  "Software" means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code or object code form, (b) databases and compilations, including any and all data and collections of data, (c) designs, processes, procedures and data collectors, and (d) all documentation, including user manuals and training materials, relating to any of the foregoing.

                  "Stock Split" shall have the meaning set forth in the Recitals.

                  "Subsequent Filings" shall have the meaning set forth in
Section 3.10(d).

                  "Subsidiary" means, with respect to any Person, (a) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect at least a majority of directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more subsidiaries of such Person, (b) a partnership in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, or (c) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (i) at least a majority ownership interest, (ii) the power to elect or direct the election of at least a majority of the directors or other governing body of such Person, or (iii) the power to direct or cause the direction of the affairs or management of such Person. For purposes of this definition, a Person is deemed to own any capital stock or other ownership interest if such Person has the right to acquire such capital stock or other ownership interest, whether through the exercise of any purchase option, conversion privilege or similar right.

                  "Superior Proposal" means an unsolicited Alternative Transaction made by a third party to the board of directors of the Corporation which in the good faith judgment of the board of directors of the Corporation,
(a) consistent with the written advice of an independent reputable investment bank, provides higher value to the Corporation's stockholders than the transactions contemplated by this Agreement; (b) is likely to be consummated in accordance with its terms; and (c) all required financing is supported by a commitment letter in customary form.

                  "Surviving Corporation" shall have the meaning set forth in
Section 2.1.

                  "Taxes" means all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all Federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any Person or other entity.

                  "Tax Returns" means all returns, declarations, statements, schedules, forms, reports, information returns, elections, disclosures, estimates or other documents (including any related or supporting information), and any amendments thereto, filed or required to be filed with any Governmental Authority in connection with the determination, assessment, collection or administration of any Taxes.

                  "Thane" shall have the meaning set forth in the Preamble.

                  "Thane Commitments" shall have the meaning set forth in
Section 4.19(a).

                  "Thane Common Stock" shall have the meaning set forth in the Recitals.

                  "Thane Employee Benefit Plans" shall have the meaning set forth in Section 4.11(a).

                  "Thane Entities" shall mean collectively Thane and each of its direct and indirect Subsidiaries set forth on Exhibit E hereto.

                  "Thane Escrow Shares" means shares of Thane Common Stock owned by the Thane Securing Stockholders having a fair market value equal to $2.4 million based on the opening price of the Thane Common Stock on the Nasdaq National Market, or if the Thane Common Stock is not admitted for trading on the Nasdaq National Market, the opening price of the Thane Common Stock on such national securities exchange or such other exchange on which the Thane Common Stock is then listed for quotation. The Thane Escrow Shares are to be deposited in connection with the Closing into escrow pursuant to the Escrow Agreement in order to secure the indemnification obligations of the Thane pursuant to Article IX. Each Thane Securing Stockholder shall contribute its Pro Rata Portion of the shares of Thane Common Stock constituting the Thane Escrow Shares.

                  "Thane Financial Statements" shall have the meaning set forth in Section 4.10(a).

                  "Thane Leases" shall have the meaning set forth in Section 4.14(a).

                  "Thane Securing Stockholders" means HIG Informercial Company, William Hay and Denise Dubarry Hay.

                  "Trade Secrets" shall have the meaning set forth in the definition of "Intellectual Property" in this Article I.

                  "Trademarks" shall have the meaning set forth in the definition of "Intellectual Property" in this Article I.

                  "Trailing EBITDA" shall mean Krane Holdings, Inc.'s adjusted earnings before interest, income taxes, depreciation and amortization, excluding extraordinary gains and losses for the completed twelve months immediately preceding the date hereof.

                  "Treasury Regulations" shall have the meaning set forth in
Section 3.12(a)(ii).

                  "VEBAs" shall have the meaning set forth in Section
3.12(a)(ii).

                  "WARN Act" means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any applicable state or local law with regard to "plant closings" or "mass layoffs" as such terms are defined in the WARN Act or applicable state or local law.

                                   ARTICLE II

                                   THE MERGER

SECTION 2.1 The Merger. Subject to the terms and conditions contained herein, at the Effective Time, Acquisition shall be merged with and into the Corporation in accordance with the requirements of Nevada law. Thereupon, the corporate existence of the Corporation, with all its rights, privileges, immunities, powers and purposes, shall continue unaffected and unimpaired by the Merger, and the Corporation, as the corporation surviving the Merger, shall be fully vested therewith, the separate existence of Acquisition shall cease upon the Merger becoming effective as herein provided and thereupon the Corporation and Acquisition shall be a single corporation (sometimes referred to herein as the "Surviving Corporation").

SECTION 2.2 Filing. As soon as practicable following fulfillment of the conditions specified in Article VII and provided that this Agreement has not been terminated and abandoned pursuant to Article VIII hereof, the Corporation and Acquisition will cause an executed counterpart of the articles of merger in substantially the form of Exhibit F hereto (the "Articles of Merger") to be filed with the office of the Secretary of State of the State of Nevada in accordance with the provisions of Section 92A.200 of the Nevada General Corporation Law (the "NGCL").

                  SECTION 2.3 Effective Time of the Merger. The Merger shall be effective at the time that the filing of the counterpart of the Nevada Articles of Merger with the Secretary of State of the State of Nevada referred to in
Section 2.2 is completed, which time is sometimes referred to herein as the "Effective Time."

                  SECTION 2.4 Effect of the Merger. The Merger shall have the effects set forth in Section 92A.250 of the NGCL.

                  SECTION 2.5 Charter. The articles of incorporation of Acquisition in effect at and as of the Effective Time, shall be the articles of incorporation of the Surviving Corporation, which may be amended from time to time after the Effective Time as provided by law.

                  SECTION 2.6 Bylaws. At the Effective Time, the Bylaws of Acquisition shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with the NGCL and as provided in the Articles of Incorporation of the Surviving Corporation and such Bylaws.

                  SECTION 2.7 Directors and Officers.

                  (a) From and after the Effective Time, the members of the Board of Directors of the Surviving Corporation shall be as set forth on
Schedule 2.7(a) hereto, each to hold office, subject to the applicable provisions of the Charter and Bylaws of the Surviving Corporation, until their respective successors shall be duly elected or appointed and qualified.

                  (b) From and after the Effective Time, Thane's Charter shall provide for a Board of Directors consisting of thirteen directors divided into three classes of four, four and five directors each, respectively, and designated the Class I, Class II and Class III directors, respectively. A portion of the Board of Directors shall be comprised of three (3) designees from the Corporation Stockholders consisting of three (3) Class III directors, which designees shall be Kevin Harrington, Timothy Harrington and Mel Arthur. The Thane Affiliates shall be entitled to designate the remaining directors in each class.

                  (c) From and after the Effective Time, the officers of the Surviving Corporation shall be as set forth on Schedule 2.7(a) hereto, each to hold office, subject to the applicable provisions of the Charter and Bylaws of the Surviving Corporation, until their respective successors shall be duly elected or appointed and qualified.

                  (d) From and after the Effective Time, the following persons shall become officers of Thane in the capacities set forth opposite such officer's name.

                 Mark Taylor        President and Chief Operating Officer of
                                    Thane; and
                 Kevin Harrington   Vice Chairman of the Board of Directors of
                                    Thane

                  SECTION 2.8 Conversion.

                  (a) At the Effective Time, all of the issued and outstanding shares of capital stock of Acquisition and the Corporation shall, by virtue of the Merger and without any action on the part of the respective holders thereof, become and be converted into shares of capital stock of the Surviving Corporation or into the right to receive shares of Thane Common Stock or be canceled, as the case may be, as follows:

                      (i) each outstanding share of common stock, par value $.001 per share, of Acquisition shall be converted into one share of common stock, par value $.001 per share, of the Surviving Corporation.

                      (ii) each issued and outstanding share of Corporation Common Stock (other than Dissenting Shares and shares held in the Corporation's treasury), shall be converted into and represent the right to receive such number of shares of Thane Common Stock (the "Merger Consideration") as equals the Exchange Ratio. At and after the Effective Time, the holders of certificates representing shares of Corporation Common Stock to be exchanged for shares of Thane Common Stock pursuant to this Agreement shall cease to have any rights as stockholders of the Corporation except for the right to surrender such stock certificate(s) in exchange for shares of Thane Common Stock as provided hereunder.

                      (iii) each treasury share of capital stock of the Corporation, if any, shall be canceled, and no payment shall be made in respect thereof.

                  (b) Mechanics of Exchange.

                      (i) Exchange Agent. At or prior to the Effective Time, Thane shall deposit, or shall cause to be deposited, with a bank or trust company designated by Thane and reasonably satisfactory to the Corporation (the "Exchange Agent"), for the benefit of the holders of Corporation Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, (i) certificates representing the Merger Consideration and (ii) any dividends or distributions with respect thereto (collectively, the "Exchange Fund") issuable pursuant to this Section 2.8(b) in exchange for outstanding shares of Corporation Common Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Thane Common Stock consisting of the Merger Consideration and any such dividends or distributions in accordance with this Section 2.8(b).

                      (ii) Exchange Procedures. Thane shall instruct the Exchange Agent to, as soon as reasonably practicable after the Effective Time, mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Corporation Common Stock (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the Merger Consideration. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate(s) shall be entitled to receive in exchange thereof (i) a certificate representing the Merger Consideration in respect of the shares of Corporation Common Stock formerly represented by such Certificate (after taking into account all Corporation Common Stock then held by such holder), including any fractional share of Thane Common Stock to which such holder is entitled pursuant to Section 2.8(b)(v), and (ii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.8(b)(iii), and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of Corporation Common Stock which is not registered in the transfer records of the Corporation, a certificate representing the proper number of shares of Thane Common Stock may be issued to a transferee if the Certificate representing such shares of Corporation Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.8(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (i) the certificate representing the Merger Consideration, including any fractional share of Thane Common Stock to which such holder is entitled pursuant to Section 2.8(b)(v), and (ii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.8(b)(iii).

                      (iii) Distributions with Respect to Unsurrendered Certificates. No dividends or other distributions with respect to Thane Common Stock with a record date on or after the date of the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Corporation Common Stock, represented thereby until such holder shall surrender such Certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such Certificate there shall be paid to the holder of the certificate representing shares of Thane Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Thane Common Stock to which such holder is entitled pursuant to this
         Article II and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the date of the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Thane Common Stock.

                      (iv) Further Ownership Rights in Corporation Common Stock. All shares of Thane Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Corporation Common Stock previously represented by such Certificates. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II except as otherwise provided by law.

                      (v) No Fractional Thane Common Stock. Notwithstanding any other provision at this Agreement, each holder of shares of Corporation Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Thane Common Stock (after taking into account all Certificates delivered by such holder) shall be entitled to receive an additional fraction of a share of Thane Common Stock to create a whole share such that no such holder will receive any fractional share of Thane Common Stock.

                      (vi) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Corporation Common Stock on the date that is one year after the Effective Time shall be delivered to Thane, upon demand, and any holders of Corporation Common Stock who have not theretofore complied with this
         Section 2.8(b) shall thereafter look only to Thane for (i) the shares of Thane Common Stock representing Merger Consideration, including any fractional share of Thane Common Stock to which such holder is entitled pursuant to Section 2.8(b)(v), and (ii) any dividends or other distributions with respect to Thane Common Stock to which they are entitled pursuant to Section 2.8(iii), in each case, without any interest thereon.

                      (vii) Withholding. Thane or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Corporation Common Stock such amounts as Thane or the Exchange Agent are required to deduct and withhold under applicable law with respect to the making of such payment. To the extent that amounts are so withheld by Thane or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Corporation Common Stock in respect of whom such deduction and withholding was made by Thane or the Exchange Agent.

                      (viii) No Liability. None of Thane, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any Merger Consideration or any dividends or distributions with respect thereto, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate shall not have been surrendered prior to the date that is three years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration, including any fractional share of Thane Corporation Stock issuable pursuant to
         Section 2.8(b)(v), or any dividends or distributions payable to the holder of such Certificate pursuant to this Article II, would otherwise escheat to or become the property of any Governmental Authority), any such Merger Consideration or dividends or distributions in respect thereof shall, to the extent permitted by applicable law, become the property of Thane, free and clear of all claims or interests of any person previously entitled thereto.

                      (ix) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, including any fractional share of Thane Common Stock issuable pursuant to Section 2.8(b)(v), and any unpaid dividends and distributions in respect thereof, in each case pursuant to this Agreement.

                  (c) Escrow.

                      (i) In connection with the consummation of the Merger, the Thane Escrow Shares shall be delivered to the Escrow Agent for purposes of securing Thane's indemnification obligations pursuant to Section 9.4 of this Agreement. The Thane Escrow Shares shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement. The Thane Escrow Shares shall be held as a trust fund and shall not be subject of any Lien, attachment, trustee process or any other judicial process of any creditor of any Party, and shall be held and disbursed solely for purposes and in accordance with the terms of the Escrow Agreement.

                      (ii) In connection with the consummation of the Merger, at Closing each of the Controlling Stockholders shall deliver irrevocable written instructions to Thane's transfer agent directing the transfer agent to deliver a number of shares of Thane Common Stock constituting the Reliant Escrow Shares to the Escrow Agent for purposes of securing the Corporation's and the Controlling Stockholder's indemnification obligations pursuant to Section 9.4 of this Agreement. The Reliant Escrow Shares shall be held by the Escrow Agent pursuant to the terms of the Escrow Agreement. The Reliant Escrow Shares shall be held as a trust fund and shall not be subject of any Lien, attachment, trustee process or any other judicial process of any creditor of any Party, and shall be held and disbursed solely for purposes and in accordance with the terms of the Escrow Agreement.

                  (d) Adjustments in Thane Common Stock. If subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Corporation Common Stock or Thane Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through recapitalization, reorganization, reclassification, stock dividend, stock split, reverse stock split or other like changes in the Corporation's or Thane's capitalization, as the case may be, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

                  (e) Dissenting Reliant Shares.

                      (i) Upon properly filing a notice of election to dissent in accordance with Sections 92A.420 and 92A.430 of the NGCL, a dissenting Corporation stockholder shall thereafter be entitled only to payment as provided in Sections 92A.460 through 92A.500, inclusive, of the NGCL. If notice of election to dissent is withdrawn in writing by the dissenting Corporation stockholder prior to the time an offer is made by the Corporation to pay for his, her or its shares of Corporation Common Stock, then, such dissenting Corporation stockholder's dissenting shares of Corporation Common Stock shall cease to be dissenting shares and shall remain issued and outstanding.

                      (ii) The Corporation shall give Thane (i) prompt notice of any written notices of election to dissent, withdrawals of such election, and any other instruments that relate to such election received by the Corporation and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for the fair value of the dissenting shares of Corporation Common Stock as determined by the Corporation's Board of Directors under the NGCL. The Corporation shall not, except with the prior written consent of Thane, make any payment with respect to any demands for appraisal of shares of Corporation Common Stock or offer to settle or settle any such demands.

                  (f) Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Thane with full right, title and possession of all assets, property, rights, privileges, powers and franchises of the Corporation, or to perfect Thane's ownership of any and all Intellectual Property, or to complete and prosecute all domestic and foreign patent and trademark filings related to the Corporation Intellectual Property, the officers and directors of the Corporation and the Corporation Thane are fully authorized to take and will take all such lawful and necessary action.

                  (g) Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a "reorganization" within the meaning of
Section 368(a) of the Code and that this Agreement shall constitute a "plan of reorganization" within the meaning of Sections 354(a) and 361(a) of the Code. The parties shall not take a position on any Tax Return inconsistent with this
Section 2.8(j).

                  (h) Stock Option Plan. On or prior to the Closing, Thane shall adopt the 2002 Stock Option Plan in the form of Exhibit G hereto.

                  SECTION 2.9 Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at 9:00 a.m., eastern standard time, on the date two (2) Business Days after all of the conditions set forth in Article VII hereof shall have been satisfied or duly waived or at such other time and date as the parties hereto shall agree in writing (the "Closing Date"), at the offices of White & Case LLP, 200 S. Biscayne Blvd., Miami, Florida 33131 or at such other place as the parties hereto shall agree in writing.

                                  ARTICLE III

                REPRESENTATIONS AND WARRANTIES OF THE CORPORATION
                        AND THE CONTROLLING STOCKHOLDERS

                  Except as specifically identified in the Corporation Schedules delivered to Thane concurrent with the execution of this Agreement (individually, a "Schedule") with reference to the particular representation or warranty being qualified, the Corporation and each of the Controlling Stockholders hereby jointly and severally represent and warrant to Thane as follows:

                  SECTION 3.1 Organization and Standing. The Corporation is duly incorporated, validly existing and in good standing as a domestic corporation under the laws of the State of Nevada and has all requisite corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Except as set forth on Schedule 3.1, the Corporation is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of its business makes such qualification necessary, except where the failure to so qualify or be in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 3.2 Authorization. The Corporation has the corporate power to execute, deliver and perform its obligations under each of the Documents to which it is a party and has taken all necessary corporate action to authorize the execution, delivery and performance by it of each of the Documents and to consummate the transactions contemplated hereby and thereby, subject to the Corporation Stockholder Approval. No other corporate proceedings on the part of the Corporation are necessary therefor other than the Corporation Stockholder Approval.

                  SECTION 3.3 Due Execution and Delivery; Binding Obligations. Each of the Corporation and the Controlling Stockholders has duly executed and delivered this Agreement. This Agreement constitutes, and each of the other Documents, when executed and delivered by the Corporation and, assuming due authorization and execution by the other parties hereto and thereto, will constitute legal, valid and binding obligations of the Corporation and the Controlling Stockholders enforceable against it and them, respectively in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

                  SECTION 3.4 No Violation. The execution, delivery and performance by the Corporation and the Controlling Stockholders of each of the Documents to which it or he is a party and the consummation of the transactions contemplated hereby and thereby does not and will not contravene any Applicable Law, except for any such contraventions that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The execution, delivery and performance by the Corporation and the Controlling Stockholders of this Agreement and the other Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby (i) will not (a) violate, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contract, lease, loan agreement, Corporation Employee Benefit Plan, mortgage, security agreement, trust indenture or other agreement, instrument or Corporation Commitment to which the Corporation or any of its Subsidiaries or any Controlling Stockholder is a party or by which any of them is bound or to which any of their properties or assets is subject, except to the extent any such conflict or breach, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (b) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the properties or assets of any of them, or (c) except as set forth on Schedule 3.4, obligate the Corporation to make any payment or incur any additional obligation, or give rise to any right of any Person with respect to the Corporation, under any term or provision of any Contract, the Charter or Bylaws of the Corporation, any Corporation Employee Benefit Plan or any Applicable Law, that relates to a change of control or ownership of the Corporation or any similar provision, (ii) will not violate any provision of the Charter or Bylaws of the Corporation, and
(iii) will not result in Thane or any of its Affiliates being an "interested stockholder," under Sections 78.411 through 78.444 inclusive of the NGCL.

                  SECTION 3.5 Consents and Approvals. Except as set forth on
Schedule 3.5, assuming all filings, if any, required by the HSR Act are duly made and the waiting period thereunder has been terminated or has expired, and except for the Corporation Stockholder Approval and filings under applicable securities laws, no consent, permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any Governmental Authority, or any other Person or entity is required to be made or obtained by the Corporation by virtue of the execution, delivery, or performance of this Agreement or any of the other Documents to which it is a party.

                  SECTION 3.6 Subsidiaries. Set forth on Schedule 3.6 hereto is a complete and accurate list of all Subsidiaries of the Corporation. Each Subsidiary is a corporation duly organized, validly existing and in corporate and Tax good standing under the laws of its jurisdiction of incorporation with full corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets. Each Subsidiary is duly qualified or licensed to do business and is in corporate and Tax good standing in every jurisdiction in which the conduct of its business, the ownership or lease of its properties, require it to be so qualified or licensed. Such jurisdictions are set forth in Schedule 3.6 hereto. All of the outstanding shares of the capital stock, all Options to acquire capital stock, and all securities that are exchangeable or convertible into capital stock, of each Subsidiary are owned by the Corporation or a direct or indirect wholly-owned Subsidiary of the Corporation, are duly authorized, validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable Regulations and Contracts. The Corporation or its direct or indirect wholly-owned Subsidiary has good and marketable title to all of the shares of outstanding capital stock, all Options to acquire capital stock, and all securities that are exchangeable or convertible into capital stock, of each Subsidiary, free and clear of all Liens, Contracts, Options or other limitations whatsoever. True, complete and correct copies of each Subsidiary's charter and bylaws as presently in effect are set forth in Schedule 3.6 hereto. No shares of capital stock of any Subsidiary are reserved for issuance and there are no outstanding Options, Claims, Contracts, convertible or exchangeable securities or other commitments, contingent or otherwise, relating to the capital stock of any Subsidiary or pursuant to which any Subsidiary is or may become obligated to issue or exchange any shares of capital stock. Except as set forth in Schedule 3.6 hereto, the Corporation does not have any obligation to make any additional Investments in any Person.

                  SECTION 3.7 Permits. Except as set forth on Schedule 3.7, each of the Corporation Entities has such licenses, permits, exemptions, consents, waivers, authorizations, orders and approvals from appropriate Governmental Authorities ("Permits") as are necessary to own, lease, license or operate their respective properties and to conduct their respective businesses as currently owned and conducted and all such Permits are valid and in full force and effect, except such Permits the failure to have or to be in full force and effect could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 3.8 Capital Stock. On the date hereof, the authorized capital stock of the Corporation consists solely of 50,000,000 shares of Corporation Common Stock. As of the date hereof, of the 50,000,000 shares of Corporation Common Stock authorized, (i) 11,289,621 shares of Common Stock are issued and outstanding, and (ii) 119,000 shares are reserved for issuance pursuant to outstanding Options and warrants and existing employee stock option plans. As of the Closing Date, the Corporation shall have 11,583,621 shares of Corporation Common Stock and no Options, warrants or other securities, Contracts or agreements to purchase shares of Corporation Common Stock (other than as provided herein) issued and outstanding. As of the date hereof, there are no (and as of the Closing Date, there will be no) authorized and/or outstanding shares of preferred stock. As of the date hereof, the only securities convertible, exchangeable or exercisable into shares of Corporation Common Stock, including outstanding Options and warrants, are as described in detail on
Schedule 3.8, which schedule includes the number and exercise prices of such convertible securities. On the date hereof and immediately following the Closing, each share of capital stock of the Corporation that is issued and outstanding will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to nor issued in violation of, any preemptive rights, and none of the securities of the Corporation were issued in violation of the Securities Act, any state "blue sky" law or any other applicable securities laws. Except as set forth on Schedule 3.8 or as contemplated by this Agreement, at the date hereof there are, and immediately following the Closing there will be (a) no outstanding or authorized Options, warrants, agreements, conversion rights, preemptive rights, other rights, subscriptions, claims of any character, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to shares of capital stock of the Corporation or any of its Subsidiaries or pursuant to which the Corporation or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, purchase or acquire, any shares of the capital stock of the Corporation or any of its Subsidiaries, (b) no restrictions upon the dividends, voting or, except as required by the Securities Act and state "blue sky" laws, the transfer of any shares of capital stock of the Corporation pursuant to its Charter, Bylaws or other governing documents or any agreement or other instruments to which it is a party or by which it is bound, and (c) no shares of Corporation Common Stock are held by the Corporation in its treasury. Neither the Corporation nor any of its Subsidiaries has authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible or exercisable for or exchangeable into securities the holders of which have the right to vote) with the stockholders of such Person on any matter. Except as contemplated by this Agreement or as set forth on Schedule 3.8, there are no outstanding contractual obligations of the Corporation or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Corporation Common Stock or the capital stock of any of its Subsidiaries.

                  SECTION 3.9 Litigation. Schedule 3.9 hereto sets forth a true and complete list of all Claims and Orders involving the Corporation since January 1, 1996. Except as set forth in Schedule 3.9 hereto, to the best Knowledge of the Corporation and the Controlling Stockholders, there is no Claim or Order threatened against the Corporation nor is there any reasonable basis therefor including, without limitation, as a result of the Corporation's execution of this Agreement and the consummation of the transactions contemplated hereby. Except as set forth on Schedule 3.9 hereto, the Corporation is fully insured with respect to each of the matters set forth on Schedule 3.9 and the Corporation has not received any opinion or a memorandum or advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or obligations which could have an adverse effect in excess of $50,000.

                  SECTION 3.10 Financial Statements; No Undisclosed Liabilities; Commission Documents.

                  (a) Attached as Schedule 3.10(a) hereto are (i) audited consolidated year-end balance sheets of the Corporation as of December 31, 2000 and 1999 and statements of income, stockholders' equity and cash flow of the Corporation for each of the fiscal years then ended and (ii) an unaudited consolidated balance sheet of the Corporation as of September 30, 2001 and unaudited consolidated statements of income, stockholders' equity and cash flow for the nine-month period then ended. Such balance sheets and the notes thereto fairly present the financial position of the Corporation at the respective dates thereof in accordance with GAAP and such statements of income, stockholders' equity and cash flow and the notes thereto fairly present the results of operations for the periods referred to therein, in accordance with GAAP, except that the unaudited financial statements have no notes attached thereto and do not have year-end audit adjustments (none of which would be material or recurring). All of the foregoing financial statements (i) are in accordance with the Regulations of the Commission and (ii) were prepared from the books and records of the Corporation. The Corporation does not utilize any percentage of completion or similar method of accounting for revenue, income or cost recognition purposes. The Corporation has not in the past five (5) fiscal years written off any research and development costs, incurred any reorganization, restructuring or similar costs or changed the book value of any assets, liabilities or goodwill of any Subsidiary or business acquired by the Corporation. Except as set forth in Schedule 3.10(a) hereto, the Corporation does not have any obligation to make any additional Investments in any Person. All properties used in the Corporation's business operations during the period covered by the foregoing financial statements are reflected in the financial statements in accordance with and to the extent required by GAAP. The foregoing consolidated balance sheets and statements of operations, stockholders' equity and cash flows and the notes thereto are herein collectively referred to as the "Corporation Financial Statements" and December 31, 2000 is herein referred to as the "Financial Statement Date." The Corporation's EBITDA for the year ended December 31, 2001, including the add back of up to $2.38 million for stock bonuses paid by the Corporation to the

Controlling Stockholders will equal or exceed $3.4 million excluding one time charges incurred by the Corporation in connection with the transactions contemplated by this Agreement.

                  (b) Except as set forth in Schedule 3.10(b) hereto, the Corporation does not have any Indebtedness, obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, known or unknown to the Corporation, whether due or to become due) arising out of transactions entered into at or prior to the Closing Date, or any state of facts existing at or prior to the Closing Date, other than: (i) liabilities set forth in the September 30, 2001 balance sheet of the Corporation, or (ii) liabilities and obligations that have arisen after September 30, 2001 in the ordinary course of business (none of which is a liability resulting from breach of a Contract, Regulation, Order or warranty, tort, infringement or Claim).

                  (c) There is no Person that has Guaranteed, or provided any financial accommodation of, any Indebtedness, obligation or liability of the Corporation or for the benefit of the Corporation for the periods covered by the Financial Statements other than as set forth in the Corporation Financial Statements. The management of the Corporation has disclosed to the Corporation's independent auditors all facts and circumstances known to them that are material and bear upon the accuracy of the audited financial statements. The Corporation's accounting systems and controls are sufficient to detect material fraud and inaccuracies in the financial reporting processes and reports.

                  (d) Except as set forth on Schedule 3.10(d), since the registration of the Corporation's Common Stock under Section 12(g) of the Exchange Act, the Corporation has filed all forms, reports and documents with the Commission (including all exhibits thereto) required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder (collectively, the "Commission Documents"), each of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act as in effect on the dates so filed. None of the Commission Documents (as of their respective filing dates) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Any forms, reports and documents filed by the Corporation with the Commission subsequent to the date hereof and prior to the Closing Date (collectively, the "Subsequent Filings") will comply in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent of any information provided to the Corporation for inclusion in a Subsequent Filing by or on behalf of Thane. The Corporation will timely furnish to Thane copies of each Subsequent Filing.

                  SECTION 3.11 Change in Condition. Except as set forth on
Schedule 3.11 and as disclosed in the Commission Documents, since the Financial Statement Date, the Corporation and its Subsidiaries have operated their respective businesses in the ordinary course consistent with past practices and there has not occurred any event, occurrence or conditions, or to the Knowledge of the Corporation and the Controlling Stockholders, any circumstance or development that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 3.12 Employee Benefit Plans and Labor Matters.

                  (a) List of Plans. Set forth in Schedule 3.12 attached hereto is an accurate and complete list of all (i) "employee benefit plans," within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder ("ERISA"); (ii) bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, "voluntary employees' beneficiary associations" ("VEBAs") under Section 501(c)(9) of the Code and the regulations thereunder as amended from time to time (the "Treasury Regulations"), profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs and/or arrangements, whether or not insured; and (iii) employment, consulting, termination, and severance Contracts or agreements; in each case, whether or not subject to ERISA; that are maintained or contributed to (or required to be contributed to) for the benefit of any current or former employee of the Corporation or any of its Subsidiaries, or with respect to which any potential liability is borne, by the Corporation or any of its Subsidiaries (including, for this purpose and for the purpose of all of the representations in this
Section 3.12, all employers (whether or not incorporated) that would be treated together with the Corporation and/or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code) ("Corporation Employee Benefit Plans").

                  (b) Status of Plans. Except to the extent that a breach of any of the following representations would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Corporation or its Subsidiaries, (i) each Corporation Employee Benefit Plan (including any related trust) complies in all material respects in form with the requirements of all applicable laws, including, without limitation, ERISA and the Code, and has at all times been maintained and operated in substantial compliance with its terms and the requirements of all applicable laws, including, without limitation, ERISA and the Code; (ii) no complete or partial termination of any Corporation Employee Benefit Plan has occurred or is expected to occur; (iii) neither the Corporation nor any of its Subsidiaries has any commitment, intention or understanding to create, modify or terminate any Corporation Employee Benefit Plan and (iv) except as required to maintain the tax-qualified status of any Corporation Employee Benefit Plan intended to qualify under
Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Corporation Employee Benefit Plan.

                  (c) No Pension Plans. No Corporation Employee Benefit Plan is an "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA, whether or not subject to ERISA) subject to Section 412 of the Code or Section 302 or Title IV of ERISA, or any Applicable Law of a non-U.S. jurisdiction. Neither the Corporation nor any of its Subsidiaries has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any "multiple employer plan" (within the meaning of the Code or ERISA) or any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA).

                  (d) Liabilities. Except for such failures which could not, individually or in the aggregate, reasonably be expected to result in a material liability to the Corporation and its Subsidiaries, (i) neither the Corporation nor any of its Subsidiaries maintains any Corporation Employee Benefit Plan which is a "group health plan" (as such term is defined in Section 607(1) of ERISA or Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code ("COBRA") and neither the Corporation nor any of its Subsidiaries is subject to any liability, including, without limitation, additional contributions, fines, taxes, penalties or loss of tax deduction as a result of such administration and operation; (ii) each Corporation Employee Benefit Plan that is intended to meet the requirements of Section 125 of the Code meets such requirements, and each program of benefits for which employee contributions are provided pursuant to elections under any Corporation Employee Benefit Plan meets the requirements of the Code applicable thereto; and (iii) neither the Corporation nor any of its Subsidiaries maintains any Corporation Employee Benefit Plan which is an "employee welfare benefit plan" (as such term is defined in Section 3(1) of ERISA) that has provided any "disqualified benefit" (as such term is defined in Section 4976(b) of the Code) with respect to which an excise tax could be imposed. No Corporation Employee Benefit Plan which is such a group health plan is a "multiple employer welfare arrangement," within the meaning of Section 3(40) of ERISA.

                  Neither the Corporation nor any of its Subsidiaries maintains any Corporation Employee Benefit Plan (whether qualified or non-qualified under Section 401(a) of the Code) providing for post-employment or retiree health, life insurance and/or other welfare benefits and having unfunded liabilities, and neither the Corporation nor any of its Subsidiaries have any obligation to provide any such benefits to any retired or former employees or active employees following such employees' retirement or termination of service (except, in any case, to the extent required by COBRA). Except as set forth in Schedule 3.12(d), neither the Corporation nor any of its Subsidiaries has any unfunded liabilities pursuant to any Corporation Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(3) of ERISA but is not intended to be qualified under Section 401(a) of the Code. No Corporation Employee Benefit Plan holds as an asset any interest in any annuity contract, guaranteed investment contract or any other Investment or insurance contract, policy or instrument issued by an insurance company that, to the Knowledge of the Corporation and the Controlling Stockholders, is the subject of bankruptcy, conservatorship, insolvency, liquidation, rehabilitation or similar proceedings.

                  Neither the Corporation nor any of its Subsidiaries has incurred any liability for any tax or excise tax arising under Chapter 43 of the Code, and no event has occurred and no condition or circumstance has existed that would give rise to any such liability.

                  There are no actions, suits, claims or disputes pending, or, to the Knowledge of the Corporation and the Controlling Stockholders, threatened, anticipated or expected to be asserted against or with respect to any Corporation Employee Benefit Plan or the assets of any such plan (other than routine claims for benefits and appeals of denied routine claims). No civil or criminal action brought pursuant to the provisions of Title I, Subtitle B, Part 5 of ERISA is pending, threatened, anticipated, or expected to be asserted against the Corporation or any of its

Subsidiaries or, to the Knowledge of the Corporation and the Controlling Stockholders, any fiduciary of any Corporation Employee Benefit Plan, in any case with respect to any Corporation Employee Benefit Plan. No Corporation Employee Benefit Plan or, to the Knowledge of the Corporation and the Controlling Stockholders, any fiduciary thereof has been the direct or indirect subject of an audit, investigation or examination by any governmental or quasi-governmental agency.

                  (e) Contributions. Full payment has been timely made of all amounts which the Corporation or any of its Subsidiaries is required, under applicable law or under any Corporation Employee Benefit Plan or any agreement relating to any Corporation Employee Benefit Plan to which the Corporation or any of its Subsidiaries is a party, to have paid as contributions or premiums thereto as of the last day of the most recent fiscal year of such Corporation Employee Benefit Plan ended prior to the date hereof, except to the extent that any failure to make such timely payment would not reasonably be expected to result in a material liability to the Corporation Entities. All such contributions and/or premiums have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any governmental entity. Benefits under all Corporation Employee Benefit Plans are as represented and have not been materially increased subsequent to the date as of which documents have been provided.

                  (f) Tax Qualification. Each Corporation Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or has submitted, or is within the remedial amendment period for submitting, an application for a determination letter from the Internal Revenue Service, and is awaiting receipt of a response) and, to the knowledge of the Corporation and the Controlling Stockholders, no event has occurred and no condition exists which could reasonably be expected to result in the revocation of, or the refusal by the Internal Revenue Service to issue, any such favorable determination. No Corporation Employee Benefit Plan is a VEBA. Since the date of each most recent determination referred to in this paragraph (f), no event has occurred and no condition or circumstance exists that could reasonably be expected to result in the revocation of any such determination or that could adversely affect the qualified status of any such Corporation Employee Benefit Plan or the exempt status of any such trust.

                  (g) Transactions. Neither the Corporation nor any of its Subsidiaries nor any of their respective directors, officers, employees or, to the Knowledge of the Corporation and the Controlling Stockholders, other Persons who participate in the operation of any Corporation Employee Benefit Plan or related trust or funding vehicle, has engaged in any transaction with respect to any Corporation Employee Benefit Plan or breached any applicable fiduciary responsibilities or obligations under Title I of ERISA that would reasonably be expected to subject the Corporation or any of its Subsidiaries to a material tax, penalty or liability for prohibited transactions or breach of any obligations under ERISA or the Code.

                  (h) Triggering Events. Except as set forth on Schedule 3.12, the execution of this Agreement and the consummation of the transactions contemplated hereby do not constitute a triggering event under any Corporation Employee Benefit Plan, policy, arrangement or agreement which (either alone or upon the occurrence of any additional or subsequent event) will or may reasonably be expected to result in any material payment (whether of severance pay or otherwise), "excess parachute payment" (as such term is defined in Section 280G of the Code), acceleration, vesting or increase in benefits to any employee or former employee or director of the Corporation or any of its Subsidiaries.

                  (i) Documents. The Corporation has delivered or made available to Thane and its counsel true and complete copies of all material documents in connection with each Corporation Employee Benefit Plan, including (where applicable): (i) all Corporation Employee Benefit Plans as in effect on the date hereof, together with all amendments thereto; (ii) all current summary plan descriptions and summaries of material modifications; (iii) all current trust agreements and other material documents establishing other funding arrangements (and all amendments thereto); (iv) the most recent Internal Revenue Service determination letter obtained with respect to each Corporation Employee Benefit Plan intended to be qualified under Section 401(a) of the Code; (v) the annual report on Internal Revenue Service Form 5500-series for each of the last three years for each Corporation Employee Benefit Plan with respect to which such forms have been filed; and (vi) the most recently prepared financial statements for each Corporation Employee Benefit Plan for which such statements are prepared.

                  (j) Except as set forth on Schedule 3.12:

                      (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or to the Knowledge of the Corporation and the Controlling Stockholders, threatened against or affecting the Corporation or any of its Subsidiaries and during the past five (5) years there has not been any such action;

                      (ii) to the Knowledge of the Corporation and the Controlling Stockholders, there are no union claims to represent the employees of any of the Corporation Entities;

                      (iii) none of the Corporation Entities is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of any of the Corporation Entities;

                      (iv) none of the employees of any of the Corporation Entities are represented by any labor organization and neither the Corporation nor the Controlling Stockholders have any Knowledge of any current union organizing activities among the employees of any of the Corporation Entities, nor does any question concerning representation exist concerning such employees;

                      (v) true, correct and complete copies of all written personnel policies, rules and procedures applicable to employees of any of the Corporation Entities have heretofore been delivered to Thane;

                      (vi) to the Knowledge of the Corporation and the Controlling Stockholders, no federal, state, local or foreign agency responsible for the enforcement of labor or employment laws is conducting an investigation with respect to or relating to any of the Corporation Entities; and

                      (vii) there are no complaints, controversies, lawsuits or other proceedings pending or, to the Knowledge of the Corporation and the Controlling Stockholders, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract or employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship; and the execution of this Agreement and the consummation of the transactions contemplated hereby shall not result in a breach or other violation of any collective bargaining agreement to which any of the Corporation Entities is a party.

                  (k) Since the enactment of the WARN Act, none of the Corporation Entities has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of the Corporation Entities, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of any of the Corporation Entities; nor has any of the Corporation Entities been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law. Except as set forth in Schedule 3.12, none of the employees of any of the Corporation Entities has suffered an "employment loss" (as defined in the WARN Act) with regard to their employment with any such Corporation Entity since January 1, 1999.

                  SECTION 3.13 Interests in Real Property.

                  (a) Schedule 3.13 sets forth a true and complete list of all real property owned and all material real property leased by any of the Corporation Entities. Each of the Corporation Entities has good and marketable title in fee simple to all real property owned by it, free and clear of all Liens, except for Permitted Liens, and valid and enforceable leasehold interests in all real property leased by it.

                  (b) None of the real property owned by, or the leasehold estates of, any of the Corporation Entities are subject to (i) any Liens other than Permitted Liens or (ii) any easements, rights of way, licenses, grants, building or use restrictions, exceptions, reservations, limitations or other impediments that, in either case (i) or (ii), will materially adversely affect the value thereof for their present use, taken as a whole, or that materially interfere with or impair the present and continued use thereof, taken as a whole, in the usual and normal conduct of the business of any such Person.

                  (c) To the Knowledge of the Corporation and the Controlling Stockholders, all improvements on such real property and the operations therein conducted conform in all material respects to all applicable health, fire, environmental, safety, zoning and building laws, ordinances and administrative regulations (whether through grandfathering provisions, permitted use exceptions, variances or otherwise), except for possible nonconforming uses or violations that do not and will not interfere with the present use, operation or maintenance thereof as now used, operated or maintained or access thereto, and that do not and will not materially affect the value thereof for their present use. None of the Corporation Entities has received notice of any violation of or noncompliance with any such laws, ordinances or administrative regulations from any applicable Governmental Authority, except for notices of violations or failures so to comply, if any, that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 3.14 Leases.

                  (a) (i) Except as set forth on Schedule 3.14, none of the Corporation Entities is in breach of or default (and no event has occurred which, with due notice or lapse of time or both, may constitute a breach or default) under any lease required to be set forth on Schedule 3.13 (the "Corporation Leases") and (ii) no party to any Corporation Lease has given, or to the Knowledge of Corporation threatened to give, or advised that it will be giving the Corporation or any Subsidiary of the Corporation written notice of or made a claim with respect to any breach or default, the consequences of which, in either case (i) or (ii) could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  (b) Except as set forth on Schedule 3.14, after taking into account the exercise of any Options (which are exercisable solely at the discretion of the Corporation or any Subsidiary), none of the Corporation Leases terminate by their respective terms before February 28, 2004.

                  (c) Except as set forth on Schedule 3.14, none of the Corporation Leases require a consent to be obtained for the execution, delivery and performance of any of the Documents or the consummation of any of the transactions contemplated hereby or thereby.

                  (d) None of the Corporation Entities has any ownership, financial or other interest in the landlords under any of the Corporation Leases.

                  SECTION 3.15 Compliance with Law. The operations of each of the Corporation Entities has been conducted in compliance with all Applicable Laws and applicable regulations, including, without limitation, any regulations and other requirements of the Better Business Bureau or the Federal Trade Commission, except for violations or failures to comply, if any, that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Corporation and the Controlling Stockholders, neither the Corporation nor any Subsidiary has received written notice of any violation of or noncompliance with any Applicable Laws, except as set forth on Schedule 3.15 and except for notices of violations or failures so to comply, if any, that could not, individually or in the aggregate, are likely to have a Material Adverse Effect.

                  SECTION 3.16 Related Party Transactions. Except as set forth on Schedule 3.16 and except for the consummation of the transactions contemplated by the Documents (including, without limitation, the Voting Agreement), (i) neither the Corporation nor any of its Subsidiaries is a party to any Contract or arrangement with or for the benefit of any Person who, to the Corporation's Knowledge, based on a review of Schedule 13Ds and Schedule 13Gs filed under the Exchange Act prior to the date of this Agreement, is a holder of five percent (5%) or more of the outstanding equity securities of the Corporation or any officer, director, partner or Affiliate of any such Person ("Related Party"); (ii) all material transactions between the Corporation and its Subsidiaries, on the one hand, and a Related Party, on the other hand, are on terms and conditions which could reasonably be expected to be obtained from a non-Affiliate in an arm's length transaction; and (iii) no Related Party is a supplier, lessor, lessee or competitor of the Corporation or any of its Subsidiaries. Since December 31, 1999, the Corporation has not made any payments, loaned or borrowed any funds or property or made any credit arrangement or accommodation with any stockholder, Affiliate or employee of the Corporation except for the payment of employee salaries and director compensation in the ordinary course of business.

                  SECTION 3.17 Tax Matters.

                  (a) Each of the Corporation Entities has duly and properly filed, on a timely basis, all Tax Returns required to be filed by, or with respect to, each such Corporation Entity on or prior to the Closing Date. The Tax Returns accurately reflect all liability for Taxes of each of the Corporation Entities for the periods covered thereby. All Taxes with respect to the income, assets or operations of the Corporation Entities for all taxable years or other taxable periods that end on or before the Closing Date, and, with respect to any taxable year or other taxable period beginning on or before and ending after the Closing Date, the portion of such taxable year or period ending on and including the Closing Date ("Pre-Closing Period") have been timely paid or will be timely paid in full on or prior to the Closing Date or accrued and adequately disclosed and fully provided for in accordance with GAAP either in the Corporation Financial Statements or, with respect to taxable periods beginning on or after January 1, 2001, on the books and records of the Corporation.

                  (b) All material Taxes that the Corporation Entities are or were required by law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and have been duly and timely withheld or collected and, to the extent required, have been timely paid to the proper Governmental Authority. There are no Liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible, of a Corporation Entity except for Permitted Liens.

                  (c) None of the Corporation Entities has been the subject of an audit or other examination with respect to Taxes by any Governmental Authority, and, to the Knowledge of the Corporation and the Controlling Stockholders, no such audit or examination is contemplated or pending. None of the Corporation Entities has received any written notices from any Governmental Authority relating to any issue which could materially affect the Tax liability of a Corporation Entity.

                  (d) None of the Corporation Entities (i) has entered into an agreement or waiver that is currently effective, or been requested to enter into an agreement or waiver, that extends any statute of limitations relating to the payment or collection of Taxes of a Corporation Entity, and (ii) is presently contesting the Tax liability of a Corporation Entity before any court, tribunal or agency.

                  (e) None of the Corporation Entities has been included in any "consolidated," "unitary," or "combined" Tax Return provided for under the law of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Corporation and/or its Subsidiaries are the only members). None of the Corporation Entities has any obligation by Contract, agreement, arrangement or otherwise to permit any Person, other than the Corporation and its Subsidiaries, to use the benefit of a refund, credit or offset of Tax of any of the Corporation or its Subsidiaries.

                  (f) There are no tax sharing, allocation, indemnification or similar agreements in effect as between a Corporation Entity (or any predecessor or affiliate thereof) and any other party under which the Corporation Entity could be liable for any material Taxes or other claims of any party after the Closing Date.

                  (g) No Corporation Entity has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality; no Corporation Entity or Controlling Stockholder has any Knowledge that the Internal Revenue Service or any other taxing authority has proposed or purported to require any such adjustment or change in accounting method, and no Corporation Entity or Controlling Stockholder has any Knowledge or belief that any such adjustment under Section 481 of the Code or the corresponding tax laws of any nation, state or locality will be required of the Corporation Entity upon the completion of, or by reason of, the transaction contemplated by this Agreement.

                  (h) No Corporation Entity is a party to any agreement that would require the Corporation Entity (or any affiliate thereof) to make any payment that would not be deductible pursuant to Section 162(m) of the Code.

                  (i) There are no deferred intercompany transactions between the Corporation Entities and there is no excess loss account (within the meaning of Treasury Regulations Section 1.1502-19) with respect to the stock of a Corporation Entity that will or may result in the recognition of a material amount of taxable income upon the consummation of the transaction contemplated by this Agreement.

                  (j) No Indebtedness of a Corporation Entity consists of "corporate acquisition indebtedness" within the meaning of Section 279 of the Code.

                  (k) No Corporation Entity has been during the five-year period ending on the date of this Agreement, or will have been during the five-year period ending on the Closing Date, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

                  (l) No written claim has ever been made by any taxing authority in a jurisdiction where a Corporation Entity does not file Tax Returns that the Corporation Entity is or may be subject to taxation by that jurisdiction.

                  (m) No election under Section 341(f) of the Code has been made or shall be made prior to the Closing Date to treat a Corporation Entity as a "consenting corporation," as defined in Section 341 of the Code;

                  (n) No Corporation Entity is a party to any agreement that would require a Corporation Entity or any affiliate thereof to make any payment that would constitute an "excess parachute payment" for purposes of Sections 280G and 4999 of the Code.

                  SECTION 3.18 Environmental Matters. Except as set forth on
Schedule 3.18, (i) the Corporation and its Subsidiaries are in compliance in all material respect with all applicable Environmental Laws, and have obtained, and are in compliance in all material respect with, all permits required under applicable Environmental Laws; (ii) there are no Actions by any Governmental Authority or other Person or entity pending or, to the Knowledge of the Corporation and the Controlling Stockholders threatened, against the Corporation or any of its Subsidiaries under any Environmental Law; and (iii) to the Knowledge of the Corporation and the Controlling Stockholders, there are no facts, circumstances or conditions relating to the business or operations of the Corporation or any of its Subsidiaries that could reasonably be expected to give rise to any material claim, proceeding, Action or liability under any Environmental Law.

                  SECTION 3.19 Intellectual Property.

                  (a) Schedule 3.19(a) sets forth, for the Intellectual Property owned by the Corporation or any Subsidiary of the Corporation, a complete and accurate list of all U.S. and foreign (i) patents and patent applications; (ii) trademark registrations (including Internet domain registrations), trademark applications, and material unregistered trademarks; (iii) copyright and mask work registrations, copyright and mask work applications and material unregistered copyrights; and (iv) all Software (other than readily available "off-the-shelf" commercial software programs having an acquisition price of less than $5,000), in the case of subclauses (i) through (iv) above, material to the Corporation's and its Subsidiaries' respective businesses which are owned, licensed, or leased, by the Corporation or any of its Subsidiaries, identifying which Intellectual Property is owned, licensed, or leased, as the case may be. The Intellectual Property of the Corporation and its Subsidiaries constitutes all the intellectual property necessary to operate the business of the Corporation and its Subsidiaries as of the Closing Date in substantially the manner in which it is currently operated. To the extent indicated on Schedule 3.19(a), the Intellectual Property of the Corporation and its Subsidiaries has been duly registered in, filed in or issued by the United States Patent and Trademark Office, United States Copyright Office, a duly authorized and appropriate domain name registrar, the appropriate offices in the various states of the United States and the appropriate offices of other jurisdictions (foreign and domestic), and each such registration, filing and issuance remains in full force and effect as of the Closing Date.

                  (b) Schedule 3.19(b) sets forth a complete and accurate list of all material oral or written agreements (whether between the Corporation or any of its Subsidiaries and third parties or inter-corporate) to which the Corporation or any of its Subsidiaries is a party or otherwise bound, (i) granting or obtaining any right to use or practice any rights under any

Intellectual Property (other than licenses for readily available "off-the-shelf" commercial software programs having an acquisition price of less than $5,000), or (ii) restricting the Corporation's or any of its Subsidiaries' right to use any Intellectual Property, including, without limitation, any license agreements, development agreements, distribution agreements, settlement agreements, consent to use agreements, and covenants not to sue (collectively, the "License Agreements"). The License Agreements of the Corporation and its Subsidiaries are valid and binding obligations of the Corporation and its Subsidiaries, as applicable, enforceable in accordance with their terms, and to the Corporation's Knowledge, there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice of lapse of time or both) a default by any party under any such License Agreement. Except as set forth in Schedule 3.19(b), neither the Corporation nor any of its Subsidiaries have licensed or sublicensed its rights in any material Intellectual Property other than pursuant to a valid and binding License Agreement. No royalties, honoraria or other fees are currently payable by the Corporation or any of its Subsidiaries to any third parties for the use of or right to use any Intellectual Property except pursuant to any License Agreement and set forth on Schedule 3.19.

                  (c) Except as set forth on Schedule 3.19(c), the Corporation or a Subsidiary of the Corporation owns, or to the Corporation's Knowledge, has a valid right to use, free and clear of all Liens, other than Permitted Liens, all of the Intellectual Property of the Corporation and its Subsidiaries. The Corporation or a Subsidiary of the Corporation is listed in the records of the appropriate United States, state, or foreign registry as the sole current owner of record for each application and registration and has the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Intellectual Property that is listed on Schedule 3.19(c).

                  (d) Except as set forth on Schedule 3.19(d), the Intellectual Property owned by the Corporation or any of its Subsidiaries and, to the Corporation's Knowledge, any material Intellectual Property licensed to the Corporation or any of its Subsidiaries, has not been canceled, expired, abandoned or otherwise terminated and all renewal fees in respect thereof have been duly paid, and to the Corporation's Knowledge is valid and enforceable.

                  (e) Except as set forth on Schedule 3.19(e), neither the Corporation nor any of its Subsidiaries has received any written notice or claim and there is no pending or, to the Knowledge of the Corporation and the Controlling Stockholders, threatened claim, suit, arbitration, interference or other adversarial or contested proceeding before any court, agency, arbitral tribunal, or registration authority in any jurisdiction (foreign or domestic) involving the Intellectual Property owned by the Corporation or any of its Subsidiaries, or, to the Knowledge of the Corporation and the Controlling Stockholders, the material Intellectual Property licensed to the Corporation or any of its Subsidiaries, alleging that the activities or the conduct of the Corporation's or any of its Subsidiaries' businesses infringe upon, dilute, violate or constitute the unauthorized use, misuse or misappropriation of the intellectual property rights of any third party or challenging the Corporation's or any of its Subsidiaries' ownership, use, validity, enforceability or registrability of any of their respective Intellectual Property. There are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations to which the Corporation or any Subsidiary of the Corporation is a party other than the License Agreements which (i) restrict the Corporation's or any of its Subsidiaries' right to use any

Intellectual Property, (ii) restrict the Corporation's or any Subsidiary's businesses in order to accommodate a third party's intellectual property rights or (iii) permit third parties to use any Intellectual Property owned by the Corporation or any Subsidiary of the Corporation. Except as set forth on
Schedule 3.19(e), to the Knowledge of the Corporation and the Controlling Stockholders, there does not exist any valid basis for any such claims.

                  (f) Except as set forth on Schedule 3.19(f), to the Corporation's and the Controlling Stockholder's Knowledge, the conduct of the Corporation's and any of its Subsidiaries' business as currently conducted or planned to be conducted does not infringe upon (either directly or indirectly such as through contributory infringement or inducement to infringe) any Intellectual Property owned or controlled by any third party. Except as set forth on Schedule 3.19(f), to the Corporation's Knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by the Corporation or any Subsidiary of the Corporation and no such claims, suits, arbitrations or other adversarial proceedings have been brought or threatened against any third party by the Corporation or any Subsidiary of the Corporation.

                  (g) The Corporation and each of its Subsidiaries take reasonable measures to protect the confidentiality of its Trade Secrets, including requiring their employees and other parties having access thereto to execute written non-disclosure agreements. To the Knowledge of the Corporation and the Controlling Stockholders, no Trade Secret of the Corporation or its Subsidiaries has been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement. Except as set forth on
Schedule 3.19(g), to the Knowledge of the Corporation and the Controlling Stockholders, no party to any non-disclosure agreement relating to its Trade Secrets is in breach or default thereof. Thane has been provided with a copy of the Corporation's form of non-disclosure agreement and the non-disclosure agreements referred to in this clause (g) contain substantially the same terms and conditions as the form of non-disclosure agreement.

                  (h) No current or former partner, director, officer, or employee of the Corporation or any Subsidiary of the Corporation (or any of their respective predecessors in interest) will, after giving effect to the transactions contemplated herein, directly own or retain any rights to use any of the Intellectual Property owned or used by the Corporation or any Subsidiary of the Corporation.

                  (i) With respect to the Software set forth in Schedule 3.19(i) which is owned by the Corporation, such Software was either developed (i) by employees of the Corporation or any Subsidiary of the Corporation within the scope of their employment or (ii) by independent contractors who have assigned their rights to the Corporation or any Subsidiary of the Corporation pursuant to signed, written agreements.

                  (j) The Trademarks listed on Schedule 3.19(j), for which the Corporation or any Subsidiary of the Corporation has obtained or applied for a registration that are material to the Corporation's business have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates, and are all the Trademarks that are material to the Corporation and its Subsidiaries. To the Knowledge



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

of the Corporation and the Controlling Stockholders, there has been no prior use of the material Trademarks by any third party which would confer upon said third party superior rights in the material Trademarks. To the Knowledge of the Corporation and the Controlling Stockholders, the Corporation and its Subsidiaries have undertaken reasonable policing of the material Trademarks against third party infringement.

                  SECTION 3.20 Registration Rights. Except as set forth on
Schedule 3.20, neither the Corporation nor any of its Subsidiaries is under any obligation to register any of its outstanding securities pursuant to the Securities Act.

                  SECTION 3.21 Insurance. Except as set forth on Schedule 3.21, the Corporation and its Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such a character as is customary for companies engaged in the same or similar business.
Schedule 3.21 sets forth a list and brief description of all policies of title, fire, liability, casualty, business interruption, errors and omissions, workers' compensation and other forms of insurance including, but not limited to, directors and officers insurance, held by the Corporation and its Subsidiaries as of the date hereof, and all such policies are in full force and effect in accordance with their terms. To the Knowledge of the Corporation and the Controlling Stockholders, neither the Corporation nor any of its Subsidiaries is in default under any material provisions of any such policy of insurance and, to the Knowledge of the Corporation and the Controlling Stockholders, as of the date hereof, all premiums due have been paid and neither the Corporation nor any of its Subsidiaries has received notice of cancellation or termination (or intent to cancel or terminate) of any such insurance. Neither the Corporation nor any of its Subsidiaries has received a written refusal of coverage thereunder, or any notice that any issuer of any such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated or any other indication that such policies are no longer in full force and effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

                  SECTION 3.22 Material Contracts.

                  (a) Schedule 3.22 sets forth a true and complete list of all Contracts and other instruments (with the exception of the License Agreements listed on Schedule 3.19(b)) to which the Corporation or any of its Subsidiaries is a party that are material to the business, operations, properties, prospects or financial condition of any of them (collectively, the "Corporation Commitments"), including without limitation:

                      (i) any material agreement, Contract or commitment relating to the employment of any Person by the Corporation or any of its Subsidiaries, or any bonus, deferred compensation, pension, profit sharing, Option, employee stock purchase, retirement or other employee benefit plan;

                      (ii) any material agreement, indenture or other instrument which contains restrictions with respect to payment of dividends or any other distribution in respect of its capital stock;

                      (iii) any agreement, Contract or commitment relating to capital expenditures in excess of $100,000 in any fiscal year;

                      (iv) any agreement to acquire, directly or indirectly, any equity interest in or assets of any other Person (other than purchases of supplies, inventory, or equipment in the ordinary course of business) whether or not the transactions contemplated thereby have been consummated, and under which the Corporation or any of its Subsidiaries continues to have any outstanding obligations;

                      (v) any loan (other than accounts receivable from trade debtors arising in the ordinary course of business) or advance to (other than travel or entertainment advances to employees made in the ordinary course of business), or Investment in, any Person or any agreement, Contract or commitment relating to the making of any such loan, advance or Investment;

                      (vi) any agreement relating to Indebtedness in excess of $100,000;

                      (vii) any guarantee or other contingent liability in respect of any Indebtedness or obligation of any other Person (other than the endorsement of negotiable instruments for collection in the ordinary course of business) in excess of $100,000;

                      (viii) any material management service, consulting, financial advisory or any other similar type Contract including, without limitation, any Contract with any investment or commercial bank;

                      (ix) any material agreement, Contract or commitment limiting the ability of the Corporation or any of its Subsidiaries to engage in any line of business or to compete with any Person;

                      (x) any agreement, Contract or commitment which involves payments in excess of $100,000 in any calendar year and is not cancelable without penalty within thirty (30) days;

                      (xi) any agreement, Contract or commitment for the disposal of a material amount of assets or properties of the Corporation or any of its Subsidiaries (other than sales to customers in the ordinary course of business);

                      (xii) any agreement, Contract or commitment which is material to the Corporation or any of its Subsidiaries and contain a "change in control" or similar provision;

                      (xiii) any agreement, Contract or commitment relating to any material joint venture, partnership, strategic alliance or similar arrangement;

                      (xiv) any material agreement, Contract or commitment with any Affiliate;

                      (xv) any source code agreements with third parties; and

                      (xvi) any other material agreement, Contract or commitment.

                  (b) Except as set forth on Schedule 3.22, each Corporation Commitment is in full force and effect on the date hereof. Neither the Corporation nor any of its Subsidiaries is in default in respect of any Corporation Commitment, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except for any such defaults that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Corporation and the Controlling Stockholders, no other party to any of Corporation Commitments is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default.

                  (c) The Corporation's fulfillment Contract with Reliant Fulfillment Services, Inc. expired in October 2001. There have been and are no written or oral extensions or amendments of such fulfillment Contract and all obligations owed thereunder have been satisfied in full and no further performance is required thereunder.

                  (d) The Corporation's Sales Agreement with TigerDirect-Inc., dated as of January 10, 2001, may be terminated by the Corporation without penalty upon sixty (60) days prior written notice to TigerDirect-Inc. There have been and are no written or oral extensions or amendments of such sales agreement.

                  SECTION 3.23 Questionable Payments. None of the Corporation, any of its Subsidiaries nor, to the Corporation's and the Controlling Stockholders' Knowledge, any employee, agent or representative of the Corporation or any of its Subsidiaries acting on their behalf has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions using corporate funds of the Corporation or any Subsidiary or made any illegal payments to obtain or retain business using corporate funds of the Corporation or any Subsidiary in violation of the U.S. Foreign Corrupt Practices Act of 1977.

                  SECTION 3.24 Brokers. The Corporation Entities and their agents and representatives have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees, agents' commissions, investment banking fees, or other similar payment in connection with this Agreement.

                  SECTION 3.25 Books and Records. Except as set forth on
Schedule 3.25, the respective minute books of the Corporation and its Subsidiaries, to the extent previously made available to Thane and its representatives, contain, and the respective minutes of books of the Corporation and its Subsidiaries made available to Thane after the date hereof will contain, accurate records of all meetings of, and corporate actions taken by (including action taken by written consent) the respective stockholders and Board of Directors of the Corporation and its Subsidiaries. None of the Corporation Entities has any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Corporation or its Subsidiaries.

                  SECTION 3.26 Personal Property. Except as set forth on
Schedule 3.26 and except for properties and assets reflected in the Corporation Financial Statements, or acquired since December 31, 2000, which have been sold or otherwise disposed of in the ordinary course of business, each of the Corporation and its Subsidiaries has good, valid and marketable title to (a) all of its owned personal properties and assets (tangible and intangible), including, without limitation, all of the personal properties and assets reflected in the Corporation Financial Statements, except as may be indicated in the notes thereto, and (b) all of the personal properties and assets (tangible or intangible) purchased by the Corporation and its Subsidiaries since December 31, 2000, in each case free and clear of all Liens, except for Permitted Liens. All of the tangible personal property owned by each of the Corporation Entities is in good operating condition and repair, ordinary wear and tear excepted, and is adequate and suitable for the purposes for which they are presently being used.

                  SECTION 3.27 Advertising. Except as set forth on Schedule 3.27 hereto, over the last five years, the Corporation Entities have complied with all Regulations, Orders and Contracts applicable to the advertising, marketing, distribution and sale of the products that any of them owns, sells for itself or others or otherwise provides advertising or other services. To Knowledge of the Corporation and the Controlling Stockholders, there are currently no Claims against any of the Corporation Entities for not being able to substantiate the Claims made about the products produced or marketed by any such Corporation Entities.

                  SECTION 3.28 Customer Warranties.

                  (a) There have been no pending, nor to the best Knowledge of the Corporation and the Controlling Stockholders, threatened, any Claims under or pursuant to any warranty, whether expressed or implied, on products or services sold prior to the Closing Date by the Corporation that are not disclosed or referred to in the Corporation Financial Statements and that are not fully reserved against in accordance with GAAP.

                  (b) All services rendered by any of the Corporation Entities (whether directly or indirectly through independent contractors) have been in conformity in all material respects with all applicable Contract commitments and all implied and express warranties, and none of the Corporation Entities has nor shall have any liability whatsoever for damages relating to or arising from any service, except for amounts incurred in the ordinary course of business which do not have an adverse effect in excess of $5,000 in the aggregate (excluding product liability Claims set forth in Section 3.29 below).

                  SECTION 3.29 Products Liability. Except as set forth in
Schedule 3.29 hereto, (a) there has been no Claim by or before any Governmental Authority against or involving the Corporation or concerning any product manufactured, shipped, sold or delivered by or on behalf of the Corporation relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any product manufactured, shipped, sold or delivered by or on behalf of the Corporation or any alleged failure to warn, or any alleged breach of implied warranties or representations, and, to the Knowledge of the Corporation and the Controlling Stockholders, none has been threatened nor is there any valid basis for any such Claim; (b) to the Knowledge of the Corporation and the Controlling Stockholders, there has not been any Occurrence; (c) there has not been any recall, rework, post-sale warning or similar action conducted with respect to any product manufactured (or to be manufactured), shipped, sold or delivered by or on behalf of the Corporation, or any investigation or consideration of or decision made by any Person or Governmental Authority concerning whether to undertake or not undertake, any recall, rework, post-sale warning or similar action and (d) to the Knowledge of the Corporation and the Controlling Stockholders, there has been no material defect in design, manufacturing, materials or workmanship including, without limitation, any failure to warn, or any breach of express or implied warranties or representations, which involve any product manufactured, shipped, sold or delivered by or on behalf of the Corporation, in the case of classes (a) through (d) above, that would have an adverse effect on the Corporation in excess of $100,000. All manufacturing standards applied, testing procedures used, and product specifications disclosed to customers by the Corporation have complied in all material respects with all requirements established by any applicable Regulation or Order of any Governmental Authority.

                  SECTION 3.30 Capital Expenditures and Investments. The Corporation has outstanding Contracts and a budget for capital expenditures and investments as set forth in Schedule 3.30 hereto which includes a schedule of all monies disbursed on account of capital expenditures and investments made by the Corporation since the Corporation Financial Statement Date.

                  SECTION 3.31 Accounts Receivable; Inventories. The accounts receivable of the Corporation reflected in the Corporation Financial Statements and such additional accounts receivable as are reflected on the books of the Corporation on the date hereof are current, good and collectible except to the extent reserved against thereon (which reserves have been determined based upon actual prior experience and GAAP and are consistent with prior practices). All such accounts receivable, (except to the extent so reserved against) are valid, genuine and subsisting, arise out of bona fide sales and deliveries of goods, performance of services or other business transactions and are not subject to defenses, deductions, set-offs or counterclaims. The inventories reflected on the Corporation Financial Statements and held by the Corporation on the date hereof do not include any items which are not usable or saleable in the ordinary course of business of the Corporation or are obsolete or discounted items. Such inventories have been reflected on such balance sheets at the lower of cost or market value (taking into account the usability or salability thereof) in accordance with GAAP. None of such inventories have been written up in value or repurchased by, or returned to, the Corporation at an increased value. All such inventories are owned free and clear and are not subject to any Lien except to the extent reserved against or reflected in the Corporation Financial Statements.

                  SECTION 3.32 Disclosure. Neither this Agreement nor any of the Contracts, exhibits, attachments, written statements, documents, certificates or other items prepared for or supplied to Thane by or on behalf of the Corporation or the Controlling Stockholders with respect to the transactions contemplated hereby contains any untrue statement of a material fact or omits a material fact necessary to make each statement contained herein or therein not misleading. There is no fact which the Corporation or the Controlling Stockholders has not disclosed to Thane herein and of which the Corporation or the Controlling Stockholders, or any of their respective officers, directors or executive employees is aware which could reasonably be anticipated to have a Material Adverse Effect on the Corporation. The Corporation and the Controlling Stockholders have disclosed to Thane all material information relating to the business of the Corporation or the transactions contemplated by this Agreement.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES OF THANE

                  Except as specifically identified in the Schedules delivered to the Corporation concurrent with the execution of this Agreement with reference to the particular representation or warranty being qualified, Thane hereby represents and warrants to the Corporation and the Controlling Stockholders as follows:

                  SECTION 4.1 Organization and Standing. Each of the Thane Entities is duly organized and validly existing in good standing as a corporation under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own its properties and assets and to carry on its business as it is now being conducted. Except as set forth on
Schedule 4.1, each of the Thane Entities is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of its business makes such qualification necessary, except where the failure to so qualify or be in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 4.2 Authorization. Each of Thane and Acquisition has the corporate power to execute, deliver and perform their respective obligations under this Agreement and each of the other Documents to which it is a party and has taken all necessary corporate action to authorize the execution, delivery and performance by it of this Agreement and each such other Documents and to consummate the transactions contemplated hereby and thereby, subject to the approval of its stockholders under the DGCL. No other corporate proceedings on the part of Thane or Acquisition are necessary therefor (other than the approval of the Thane stockholders under the DGCL).

                  SECTION 4.3 Due Execution and Delivery; Binding Obligations. Each of Thane and Acquisition has duly executed and delivered this Agreement. This Agreement constitutes, and each of the other Documents, when executed and delivered by Thane and Acquisition and, assuming due authorization and execution by the other parties hereto and thereto, will constitute legal, valid and binding obligations of Thane and Acquisition enforceable against it in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

                  SECTION 4.4 Capital Stock. On the date hereof, the authorized capital stock of Thane consists of (i) 1,700,000 shares of Thane Common Stock,
(ii) 200,000 shares of Class B Common Stock, par value $.0001 per share ("Class B Common Stock"), and (iii) 100,000 shares of preferred stock, par value $1.00 per share. As of the date hereof, of the 2,000,000 aggregate shares of Thane capital stock authorized, (i) 1,018,034 shares of Thane Common Stock are issued and outstanding, and (ii)(a) 90,000 shares of Thane Common Stock are reserved for issuance pursuant to outstanding Options granted under existing employee stock option plans, (b) 188,679.2 shares of Thane Common Stock are reserved for issuance pursuant to outstanding warrants to purchase Thane Common Stock, not including shares issuable pursuant to anti-dilution warrants outstanding, all of which warrants shall by their terms terminate as of the Closing Date and (c) 30,000 shares of Class B Common Stock are reserved for issuance pursuant to outstanding warrants to purchase Class B Common Stock. As of the date hereof, there are no (and as of the Closing Date, there will be no) outstanding shares of Thane Class B Common Stock or preferred stock. As of the date hereof, the only securities convertible, exchangeable or exercisable into shares of Thane Common Stock, including outstanding Options and warrants, are as described in detail on Schedule 4.4(a), which Schedule includes the number and exercise prices of such convertible securities. On the date hereof and immediately following the Closing, each share of capital stock of Thane that is issued and outstanding will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to nor issued in violation of any preemptive rights, and none of the securities of Thane were issued in violation of the Securities Act, any state "blue sky" law or any other applicable securities laws. Except as set forth on Schedule 4.4(a) or as contemplated by this Agreement, at the date hereof there are, and immediately following the Closing there will be (a) no outstanding or authorized Options, warrants, agreements, conversion rights, preemptive rights, other rights, subscriptions, claims of any character, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to shares of capital stock of Thane or any of its Subsidiaries or pursuant to which Thane or any of its Subsidiaries is or may become obligated to issue shares of its capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, purchase or acquire, any shares of the capital stock of Thane or any of its Subsidiaries, (b) no restrictions upon the dividends, voting or, except as required by the Securities Act and state "blue sky" laws, the transfer of any shares of capital stock of Thane pursuant to its Charter, Bylaws or other governing documents or any agreement or other instruments to which it is a party or by which it is bound, and (c) no shares of Thane Common Stock are held by Thane in its treasury. Except as set forth on Schedule 4.4(b), neither Thane nor any of its Subsidiaries has authorized or outstanding bonds, debentures, notes or other Indebtedness the holders of which have the right to vote (or convertible or exercisable for or exchangeable into securities the holders of which have the right to vote) with the stockholders of such Person on any matter. Except as contemplated by this Agreement or as set forth on Schedule 4.4(c), there are no outstanding contractual obligations of Thane or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Thane Common Stock or the capital stock of any of its Subsidiaries.

                  SECTION 4.5 No Violation. The execution, delivery and performance by Thane of this Agreement and each of the other Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby does not and will not contravene any Applicable Law, except for any such contraventions that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 4.5, the execution, delivery and performance by Thane of this Agreement and the other Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby (i) will not
(x) violate, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contract, lease, loan agreement, Thane Employee Benefit Plan, mortgage, security agreement, trust indenture or other agreement, instrument or Thane Commitment to which Thane is a party or by which it is bound or to which any of its properties or assets is subject, except to the extent any such conflict or breach, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (y) result in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the properties or assets of any of Thane, or (z) except as set forth on Schedule 4.5, obligate Thane to make any payment or incur any additional obligation, or give rise to any right of any Person with respect to Thane, under any term or provision of any Contract, the Charter or Bylaws of Thane, any Thane Employee Benefit Plan or any Applicable Law, that relates to a change of control or ownership of Thane or any similar provision, (ii) will not violate any provision of the Charter or Bylaws of Thane.

                  SECTION 4.6 Consents and Approvals. Except as set forth on
Schedule 4.6, assuming all filings, if any, required by the HSR Act are duly made and the waiting period thereunder has been terminated or has expired, and except for the approval of Thane's stockholders, no consent, permit, approval or authorization of, or declaration, filing, application, transfer or registration with, any Governmental Authority, or any other Person or entity is required to be made or obtained by Thane by virtue of the execution, delivery, or performance of this Agreement or any of the other Documents to which it is a party.

                  SECTION 4.7 Subsidiaries. Set forth on Schedule 4.7(a) hereto is a complete and accurate list of all Subsidiaries of Thane. Each Subsidiary is a corporation duly organized, validly existing and in corporate and Tax good standing under the laws of its jurisdiction of incorporation with full corporate power and authority to carry on its business as it is now being conducted and to own, operate and lease its properties and assets. Each Subsidiary is duly qualified or licensed to do business and is in corporate and Tax good standing in every jurisdiction in which the conduct of its business, the ownership or lease of its properties, require it to be so qualified or licensed. Such jurisdictions are set forth in Schedule 4.7(a) hereto. All of the outstanding shares of the capital stock, all Options to acquire capital stock, and all securities that are exchangeable or convertible into capital stock, of each Subsidiary are owned by Thane or a direct or indirect wholly-owned Subsidiary of Thane, are duly authorized, validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable Regulations and Contracts. Thane or its direct or indirect wholly-owned Subsidiary has good and marketable title to all of the shares of outstanding capital stock, all Options to acquire capital stock, and all securities that are exchangeable or convertible into capital stock, of each Subsidiary, free and clear of all Liens, Contracts, Options or other limitations whatsoever. True, complete and correct copies of each Subsidiary's charter and bylaws as presently in effect are set forth in
Schedule 4.7(b) hereto. No shares of capital stock of any Subsidiary are reserved for issuance and there are no outstanding Options, Claims, Contracts, convertible or exchangeable securities or other commitments, contingent or otherwise, relating to the capital stock of any Subsidiary or pursuant to which any Subsidiary is or may become obligated to issue or exchange any shares of capital stock. Except as set forth in Schedule 4.7(c) hereto, Thane does not have any obligation to make any additional Investments in any Person.

                  SECTION 4.8 Permits. Except as set forth on Schedule 4.8, each of the Thane Entities has such Permits as are necessary to own, lease, license or operate their respective properties and to conduct their respective businesses as currently owned and conducted and all such Permits are valid and in full force and effect, except such Permits that the failure to have or to be in full force and effect could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 4.9 Litigation. Schedule 4.9 hereto sets forth a true and complete list of all Claims and Orders involving Thane since January 1, 1998. Except as set forth in Schedule 4.9 hereto, to the Knowledge of Thane, there is no Claim or Order threatened against Thane nor is there any reasonable basis therefor including, without limitation, as a result of Thane's execution of this Agreement and the consummation of the transactions contemplated hereby. Except as set forth on Schedule 4.9 hereto, Thane is fully insured with respect to each of the matters set forth on Schedule 4.9 and Thane has not received any opinion or a memorandum or advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or obligations which could have an adverse effect in excess of $50,000.

                  SECTION 4.10 Financial Statements; No Undisclosed Liabilities.

                  (a) Attached as Schedule 4.10(a) hereto are (i) audited consolidated year-end balance sheets of Thane as of March 31, 2001, 2000 and 1999 and statements of income, stockholders' equity and cash flow of Thane for each of the fiscal years then ended and (ii) an unaudited consolidated balance sheet of Thane as of September 30, 2001 and unaudited consolidated statements of income, stockholders' equity and cash flow for the six-month period then ended. Such balance sheets and the notes thereto fairly present the financial position of Thane at the respective dates thereof in accordance with GAAP and such statements of income, stockholders' equity and cash flow and the notes thereto fairly present the results of operations for the periods referred to therein, in accordance with GAAP, except that the unaudited financial statements have no notes attached thereto and do not have year-end audit adjustments (none of which would be material or recurring). All of the foregoing financial statements were prepared from the books and records of Thane. Thane does not utilize any percentage of completion or similar method of accounting for revenue, income or cost recognition purposes. Thane has not in the past five (5) fiscal years written off any research and development costs, incurred any reorganization, restructuring or similar costs or changed the book value of any assets, liabilities or goodwill of any Subsidiary or business acquired by Thane. Except as set forth in Schedule 4.10(a) hereto, Thane does not have any obligation to make any additional Investments in any Person. All properties used in Thane's business operations during the period covered by the foregoing financial statements are reflected in the financial statements in accordance with and to the extent required by GAAP. The foregoing consolidated balance sheets and statements of operations, stockholders' equity and cash flows and the notes thereto are herein collectively referred to as the "Thane Financial Statements."

                  (b) Except as set forth in Schedule 4.10(b) hereto, Thane does not have any Indebtedness, obligation or liability (whether accrued, absolute, contingent, unliquidated or otherwise, known or unknown to Thane, whether due or to become due) arising out of transactions entered into at or prior to the Closing Date, or any state of facts existing at or prior to the Closing Date, other than: (i) liabilities set forth in the September 30, 2001 balance sheet of Thane, or (ii) liabilities and obligations that have arisen after September 30, 2001 in the ordinary course of business (none of which is a liability resulting from breach of a Contract, Regulation, Order or warranty, tort, infringement or Claim).

                  (c) There is no Person that has Guaranteed, or provided any financial accommodation of, any Indebtedness, obligation or liability of Thane or for the benefit of Thane for the periods covered by the Thane Financial Statements other than as set forth in the Thane Financial Statements or as set forth on Schedule 4.10(c). The management of Thane has disclosed to Thane's independent auditors all facts and circumstances known to them that are material and bear upon the accuracy of the audited financial statements. Thane's accounting systems and controls are sufficient to detect material fraud and inaccuracies in the financial reporting processes and reports.

                  SECTION 4.11 Change in Condition. Except as set forth on
Schedule 4.11, since March 31, 2001, the Thane Entities have operated their respective businesses in the ordinary course consistent with past practices and there has not occurred any event, occurrence or conditions, or to the Knowledge of Thane, any circumstance or development that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 4.12 Employee Benefit Plans and Labor Matters.

                  (a) List of Plans. Set forth in Schedule 4.12 attached hereto is an accurate and complete list of all (i) "employee benefit plans," within the meaning of Section 3(3) of ERISA; (ii) bonus, stock option, stock purchase, restricted stock, incentive, fringe benefit, VEBAs under Section 501(c)(9) of the Code and the Treasury Regulations thereunder, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement and unemployment benefit plans, programs and/or arrangements, whether or not insured; and (iii) employment, consulting, termination, and severance Contracts or agreements, in each case whether or not subject to ERISA; that are maintained or contributed to (or required to be contributed) for the benefit of any current or former employee of any of the Thane Entities, or with respect to which any potential liability is borne by, any of the Thane Entities (including, for this purpose and for the purpose of all of the representations in this Section 4.12, all employers (whether or not incorporated) that would be treated together with any of the Thane Entities as a single employer within the meaning of Section 414) of the Code ("Thane Employee Benefit Plans").

                  (b) Status of Plans. Except to the extent that a breach of any of the following representations would not, individually or in the aggregate, reasonably be expected to result in a material liability to any of the Thane Entities, (i) each Thane Employee Benefit Plan (including any related trust) complies in form with the requirements of all applicable laws, including, without limitation, ERISA and the Code; (ii) no complete or partial termination of any Thane Employee Benefit Plan has occurred or is expected to occur; (iii) none of the Thane Entities has any commitment, intention or understanding to create, modify or terminate any Thane Employee Benefit Plan; and except as required to maintain the tax-qualified status of any Thane Employee Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Thane Employee Benefit Plan.

                  (c) No Pension Plans. No Thane Employee Benefit Plan is an "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Section 302 or Title IV of ERISA. None of the Thane Entities has ever maintained or contributed to, or had any obligation to contribute to (or borne any liability with respect to) any "multiple employer plan" (within the meaning of the Code or ERISA) or any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA).

                  (d) Liabilities. Except for such failures which could not, individually or in the aggregate, reasonably be expected to result in a material liability to the Thane Entities, (i) neither Thane nor any of its Subsidiaries maintains any Thane Employee Benefit Plan which is a "group health plan" (as such term is defined in Section 607(1) of ERISA or Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of COBRA and neither Thane nor any of its Subsidiaries is subject to any liability, including, without limitation, additional contributions, fines, taxes, penalties or loss of tax deduction as a result of such administration and operation; (ii) each Thane Employee Benefit Plan that is intended to meet the requirements of Section 125 of the Code meets such requirements, and each program of benefits for which employee contributions are provided pursuant to elections under any Thane Employee Benefit Plan meets the requirements of the Code applicable thereto; and (iii) neither Thane nor any of its Subsidiaries maintains any Thane Employee Benefit Plan which is an "employee welfare benefit plan" (as such term is defined in Section 3(1) of ERISA) that has provided any "disqualified benefit" (as such term is defined in
Section 4976(b) of the Code) with respect to which an excise tax could be imposed. No Thane Employee Benefit Plan which is such a group health plan is a "multiple employee welfare arrangement," within the meaning of Section 3(40) of ERISA.

                  None of the Thane Entities maintains any Thane Employee Benefit Plan (whether qualified or non-qualified under Section 401(a) of the Code) providing for post-employment or retiree health, life insurance and/or other welfare benefits and having unfunded liabilities, and none of the Thane Entities has any obligation to provide any such benefits to any retired or former employees or active employees following such employees' retirement or termination of service (except, in any case, to the extent required by COBRA). Except as set forth in Schedule 4.12(d), none of the Thane Entities has any unfunded liabilities pursuant to any Thane Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(3) of ERISA, but is not intended to be qualified under Section 401(a) of the Code. No Thane Employee Benefit Plan holds as an asset any interest in any annuity contract, guaranteed investment contract or any other Investment or insurance contract, policy or instrument issued by an insurance company that, to the Knowledge of Thane, is the subject of bankruptcy, conservatorship, insolvency, liquidation, rehabilitation or similar proceedings.

                  None of the Thane Entities has incurred any liability for any tax or excise tax arising under Chapter 43 of the Code, and no event has occurred and no condition or circumstance has existed that would give rise to any such liability.

                  There are no actions, suits, claims or disputes pending, or, to the Knowledge of Thane, threatened, anticipated or expected to be asserted against or with respect to any Thane Employee Benefit Plan or the assets of any such plan (other than routine claims for benefits and appeals of denied routine claims). No civil or criminal action brought pursuant to the provisions of Title I, Subtitle B, Part 5 of ERISA is pending or, to the Knowledge of Thane, threatened, anticipated, or expected to be asserted against any of the Thane Entities or, to the Knowledge of Thane, any fiduciary of any Thane Employee Benefit Plan, in any case with respect to any Thane Employee Benefit Plan. No Thane Employee Benefit Plan or, to the Knowledge of Thane, any fiduciary thereof has been the direct or indirect subject of an audit, investigation or examination by any governmental or quasi-governmental agency.

                  (e) Contributions. Full payment has been timely made of all amounts which Thane or any of its Subsidiaries is required, under applicable law or under any Thane Employee Benefit Plan or any agreement relating to any Thane Employee Benefit Plan to which Thane or any of its Subsidiaries is a party, to have paid as contributions or premiums thereto as of the last day of the most recent fiscal year of such Thane Employee Benefit Plan ended prior to the date hereof, except to the extent that any failure to make such timely payment would not reasonably be expected to result in a material liability to the Thane Entities. All such contributions and/or premiums have been fully deducted for income tax purposes and no such deduction has been challenged or disallowed by any governmental entity. Benefits under all Thane Employee Benefit Plans are as represented and have not been materially increased subsequent to the date as of which documents have been provided.

                  (f) Tax Qualification. Each Thane Employee Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service (or has submitted, or is within the remedial amendment period for submitting, an application for a determination letter from the Internal Revenue Service, and is awaiting receipt of a response) and, to the Knowledge of Thane which could reasonably be expected to result in the revocation of, or a refusal by the Internal Revenue Service to issue, any such favorable determination. Each VEBA has received a favorable determination letter from the Internal Revenue Service regarding its exempt status under Section 501(c)(9) of the Code.

                  (g) Transactions. None of the Thane Entities or any of their respective directors, officers, employees or, to the Knowledge of Thane, other Persons who participate in the operation of any Thane Employee Benefit Plan or related trust or funding vehicle, has engaged in any transaction with respect to any Thane Employee Benefit Plan or breached any applicable fiduciary responsibilities or obligations under Title I of ERISA that would reasonably be expected to subject any Thane Entities to a material tax, penalty or liability for prohibited transactions or breach of any obligations under ERISA or the Code.

                  (h) Triggering Events. Except as set forth in Schedule 4.12, the execution of this Agreement and the consummation of the transactions contemplated hereby, do not constitute a triggering event under any Thane Employee Benefit Plan, policy, arrangement, statement or agreement which (either alone or upon the occurrence of any additional or subsequent event) will or may reasonably be expected to result in any material payment (whether of severance pay or otherwise) "excess parachute payment" (as such term is defined in Section 280G of the Code), acceleration, vesting or increase in benefits to any employee or former employee or director of the any of the Thane Entities.

                  (i) Documents. Thane has delivered or made available to the Corporation and its counsel true and complete copies of all material documents in connection with each Thane Employee Benefit Plan, including (where applicable): (i) all Thane Employee Benefit Plans as in effect on the date hereof, together with all amendments thereto; (ii) all current summary plan descriptions and summaries of material modifications; (iii) all current trust agreements, and other material documents establishing other funding arrangements (and all amendments thereto and the latest financial statements thereof); (iv) the most recent Internal Revenue Service determination letter obtained with respect to each Thane Employee Benefit Plan intended to be qualified under
Section 401(a) of the Code or exempt under Section 501(c)(9) of the Code; (v) the annual report on Internal Revenue Service Form 5500-series or 990 for each of the last three years for each Thane Employee Benefit Plan with respect to which such forms have been filed; and (vi) the most recently prepared financial statements for each Thane Employee Benefit Plan for which such statements are prepared.

                  (j)      Except as set forth on Schedule 4.12;

                           (i) there is no labor strike, dispute, slowdown, stoppage or lockout actually pending, or to the Knowledge of Thane, threatened against or affecting any of the Thane Entities and during the past five (5) years there has not been any such action;

                           (ii) to the Knowledge of Thane, there are no union claims to represent the employees of any of the Thane Entities;

                           (iii) none of the Thane Entities is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of any Thane Entity;

                           (iv) none of the employees of any of the Thane Entities are represented by any labor organization and Thane does not have any Knowledge of any current union organizing activities among the employees of any Thane Entity, nor does any question concerning representation exist concerning such employees;

                           (v) true, correct and complete copies of all written personnel policies, rules and procedures applicable to employees of any of the Thane Entities have heretofore been delivered to the Corporation;

                           (vi) to the Knowledge of Thane, no federal, state, local or foreign agency responsible for the enforcement of labor or employment laws is conducting an investigation with respect to or relating to any Thane Entity; and

                           (vii) there are no complaints, controversies, lawsuits or other proceedings pending or, to the Knowledge of Thane, any applicant for employment or classes of the foregoing alleging breach of any express or implied Contract or employment, any law or regulation governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship; and the execution of this Agreement and the consummation of the transactions contemplated hereby shall not result in a breach or other violation of any collective bargaining agreement to which any Thane Entity is a party.

                  (k) Since the enactment of the WARN Act, none of the Thane Entities has effectuated (i) a "plant closing" (as defined in the WARN
Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the any Thane Entity, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility any Thane Entity; nor has any Thane Entity been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law. Except as set forth in Schedule 4.12, none of the employees of any Thane Entity has suffered an "employment loss" (as defined in the WARN Act) with regard to their employment with any Thane Entity since January 1, 1997.

                  SECTION 4.13      Interests in Real Property.

                  (a) Schedule 4.13 sets forth a true and complete list of all real property owned and all material real property leased by any of the Thane Entities. Each of the Thane Entities has good and marketable title in fee simple to all real property owned by it, free and clear of all Liens, except for Permitted Liens, and valid and enforceable leasehold interests in all real property leased by it.

                  (b) None of the real property owned by, or the leasehold estates of, any of the Thane Entities is subject to (i) any Liens other than Permitted Liens or (ii) any easements, rights of way, licenses, grants, building or use restrictions, exceptions, reservations, limitations or other impediments that, in either case (i) or (ii), will materially adversely affect the value thereof for their present use, taken as a whole, or that materially interfere with or impair the present and continued use thereof, taken as a whole, in the usual and normal conduct of the business of any such Person.

                  (c) To the Knowledge of Thane, all improvements on such real property and the operations therein conducted conform in all material respects to all applicable health, fire, environmental, safety, zoning and building laws, ordinances and administrative regulations (whether through grandfathering provisions, permitted use exceptions, variances or otherwise), except for possible nonconforming uses or violations that do not and will not interfere with the present use, operation or maintenance thereof as now used, operated or maintained or access thereto, and that do not and will not materially affect the value thereof for their present use. To the Knowledge of Thane, none of the Thane Entities has received notice of any violation of or noncompliance with any such laws, ordinances or administrative regulations from any applicable Governmental Authority, except for notices of violations or failures so to comply, if any, that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 4.14      Leases.

                  (a) (i) Except as set forth on Schedule 4.14, none of the Thane Entities is in breach of or default (and no event has occurred which, with due notice or lapse of time or both, may constitute a breach or default) under any lease required to be set forth on Schedule 4.13 (the "Thane Leases") and
(ii) no party to any Thane Lease has given, or to the Knowledge of Thane threatened to give, or advised that it will be giving any Thane Entity written notice of or made a claim with respect to any breach or default, the consequences of which, in either case (i) or (ii) could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  (b) Except as set forth on Schedule 4.14, after taking into account the exercise of any Options (which are exercisable solely at the discretion of a Thane Entity), none of the Thane Leases terminate by their respective terms before June 1, 2003.

                  (c) Except as set forth on Schedule 4.14, none of the Thane Leases require a consent to be obtained for the execution, delivery and performance of any of the Documents or the consummation of any of the transactions contemplated hereby or thereby.

                  (d) None of the Thane Entities has any ownership, financial or other interest in the landlords under any of the Thane Leases.

                  SECTION 4.15 Compliance with Law. The operations of each of the Thane Entities has been conducted in compliance with all Applicable Laws, including, without limitation, any regulations and other requirements of the Better Business Bureau or the Federal Trade Commission, except for violations or failures to comply, if any, that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of Thane, none of the Thane Entities has received written notice of any noncompliance with any Applicable Laws, except as set forth on Schedule 4.15 and except for notices of violations or failures so to comply, if any, that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  SECTION 4.16 Related Party Transactions. Except as set forth on Schedule 4.16 and except for the consummation of the transactions contemplated by the Documents to which Thane is a party, (i) neither Thane nor any of its Subsidiaries is a party to any Contract or arrangement with or for the benefit of any Person who, to Thane's Knowledge, is a Related Party; (ii) all material transactions between Thane and its Subsidiaries, on the one hand, and a Related Party, on the other hand, are on terms and conditions which could reasonably be expected to be obtained from a non-Affiliate in an arm's length transaction; and (iii) no Related Party is a supplier, lessor, lessee or competitor of Thane or any of its Subsidiaries. Since June

30, 2000, Thane has not made any payments, loaned or borrowed any funds or property or made any credit arrangement or accommodation with any stockholder, Affiliate or employee of Thane except for the payment of employee salaries and director compensation in the ordinary course of business.

                  SECTION 4.17      Tax Matters.

                  (a) Each of the Thane Entities has duly and properly filed, on a timely basis, all material Tax Returns required to be filed by, or with respect to, each such Thane Entity on or prior to the Closing Date. The Tax Returns have accurately reflected all liability for Taxes of each of the Thane Entities for the periods covered thereby. All Taxes with respect to the income, assets or operations of the Thane Entities for all Pre-Closing Periods have been timely paid or will be timely paid in full on or prior to the Closing Date or accrued and adequately disclosed and fully provided for in accordance with GAAP either in the Thane Financial Statements or, with respect to taxable periods beginning on or after April 1, 2001, on the books and records of Thane.

                  (b) All material Taxes that any of the Thane Entities are or were required by law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and have been duly and timely withheld or collected and, to the extent required, have been timely paid to the proper Governmental Authority. There are no Liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible, of any Thane Entity except for Permitted Liens.

                  (c) No Thane Entity has been the subject of an audit or other examination with respect to Taxes by any Governmental Authority, and, to the Knowledge of Thane, no such audit or examination is contemplated or pending. No Thane Entity has received any written notices from any Governmental Authority relating to any issue that could materially affect the Tax liability of a Thane Entity.

                  (d) No Thane Entity (i) has entered into an agreement or waiver that is currently effective, or been requested to enter into an agreement or waiver, that extends any statute of limitations relating to the payment or collection of Taxes of a Thane Entity or (ii) is presently contesting the Tax liability of any Thane Entity before any court, tribunal or agency.

                  (e) No Thane Entity has been included in any "consolidated," "unitary" or "combined" Tax Return provided for under the law of the United States, any foreign jurisdiction or any state or locality with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Thane and/or its Subsidiaries are the only members). No Thane Entity has any obligation by Contract, agreement, arrangement or otherwise to permit any Person, other than a Thane Entity, to use the benefit of a refund, credit or offset of Tax of any Thane Entity.

                  (f) There are no tax sharing, allocation, indemnification or similar agreements in effect as between any Thane Entity (or any predecessor or affiliate thereof) and any other party under which any Thane Entity or Corporation Entity could be liable for any material Taxes or other claims of such other party after the Closing Date.

                  (g) No Thane Entity has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or the corresponding tax laws of any nation, state or locality; no Thane Entity has any Knowledge that the U.S. Internal Revenue Service or any other taxing authority has proposed or purported to require any such adjustment or change in accounting method, and no Thane Entity has any Knowledge or belief that any such adjustment under Section 481 of the Code or the corresponding tax laws of any nation, state or locality will be required of Thane Entity upon the completion of, or by reason of, the transaction contemplated by this Agreement.

                  (h) There are no deferred intercompany transactions between any Thane Entities, and there is no excess loss account (within the meaning of Treasury Regulations Section 1.1502-19) with respect to the stock of any Thane Entity that will or may result in the recognition of a material amount of taxable income upon the consummation of the transaction contemplated by this Agreement.

                  (i) No Indebtedness of any Thane Entity consists of "corporate acquisition indebtedness" within the meaning of Section 279 of the Code.

                  (j) No Thane Entity is, has been during the five-year period ending on the date of this Agreement, or will have been during the five-year period ending on the Closing Date, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code.

                  (k) No written claim has ever been made by any taxing authority in a jurisdiction where any Thane Entity does not file Tax Returns that any Thane Entity is or may be subject to taxation by that jurisdiction.

                  (l) No election under Section 341(f) of the Code has been made or shall be made prior to the Closing Date to treat a Thane Entity as a "consenting corporation," as defined in Section 341 of the Code.

                  (m) No Thane Entity is a party to any agreement that would require a Thane Entity or any Affiliate thereof to make any payment that would constitute an "excess parachute payment" for purposes of Sections 280G and 4999 of the Code.

                  SECTION 4.18 Environmental Matters. Except as set forth on
Schedule 4.18, (i) the Thane Entities are in compliance in all material respect with all applicable Environmental Laws, and have obtained, and are in compliance in all material respect with, all permits required under applicable Environmental Laws; (ii) there are no Actions by any Governmental Authority or other Person or entity pending or, to the Knowledge of Thane, against any Thane Entities under any Environmental Law; and (iii) to the Knowledge of Thane, there are no facts, circumstances or conditions relating to the business or operations of any Thane Entity that could reasonably be expected to give rise to any material claim, proceeding, Action or liability under any Environmental Law.

                  SECTION 4.19      Intellectual Property.

                  (a) Schedule 4.19(a) sets forth, for the Intellectual Property owned by the Thane Entities, a complete and accurate list of all U.S. and foreign (i) patents and patent applications; (ii) trademark registrations (including Internet domain registrations), trademark applications, and material unregistered trademarks; (iii) copyright and mask work registrations, copyright and mask work applications, and material unregistered copyrights; and (iv) all Software (other than readily available "off-the-shelf" commercial software programs having an acquisition price of less than $5,000), in the case of subclauses (i) through (iv) above, material to the Thane Entities' respective businesses which are owned, licensed, or leased, by the Thane Entities, identifying which Intellectual Property is owned, licensed, or leased, as the case may be. The Intellectual Property of the Thane Entities constitutes all the intellectual property necessary to operate their respective businesses as of the Closing Date in substantially the manner in which it is currently operated. To the extent indicated on Schedule 4.19(a), the Intellectual Property of the Thane Entities has been duly registered in, filed in or issued by the United States Patent and Trademark Office, United States Copyright Office, a duly authorized and appropriate domain name registrar, the appropriate offices in the various states of the United States and the appropriate offices of other jurisdictions (foreign and domestic), and each such registration, filing and issuance remains in full force and effect as of the Closing Date.

                  (b) Schedule 4.19(b) sets forth a complete and accurate list of all material oral or written agreements (whether between any Thane Entity and third parties or inter-corporate) to which any Thane Entity is a party or otherwise bound, (i) granting or obtaining any right to use or practice any rights under any Intellectual Property (other than licenses for readily available "off-the-shelf" commercial software programs having an acquisition price of less than $5,000), or (ii) restricting any of the Thane Entities right to use any Intellectual Property, including, without limitation, any License Agreements. The License Agreements of Thane and its Subsidiaries are valid and binding obligations of Thane and its Subsidiaries, as applicable, enforceable in accordance with their terms, and to Thane's Knowledge, there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default by any party under any such License Agreement. Except as set forth in Schedule 4.19(b), no Thane Entity has licensed or sublicensed its rights in any material Intellectual Property other than pursuant to a valid and binding License Agreement. No royalties, honoraria or other fees are currently payable by the Thane Entities to any third parties for the use of or right to use any Intellectual Property except pursuant to any License Agreement and set forth on Schedule 4.19(b).

                  (c) Except as set forth in Schedule 4.19(c), the Thane Entities own, or to the Knowledge of Thane, have valid rights to use, free and clear of all Liens other than Permitted Liens, all of the Intellectual Property of the Thane Entities. A Thane Entity is listed in the records of the appropriate United States, state, or foreign registry as the sole current owner of record for each application and registration and has the exclusive right to file, prosecute and maintain all applications and registrations with respect to the Intellectual Property that is listed on Schedule 4.19(c).

                  (d) Except as set forth in Schedule 4.19(d), the Intellectual Property owned by the Thane Entities and, to the Knowledge of Thane, any material Intellectual Property licensed to the Thane Entities, has not been canceled, expired, abandoned or otherwise terminated and all renewal fees in respect thereof have been duly paid, and to the Knowledge of Thane is valid and enforceable.

                  (e) Except as set forth in Schedule 4.19(e), no Thane Entity has received any written notice or claim and there is no pending or, threatened claim, suit, arbitration, interference or other adversarial or contested proceeding before any court, agency, arbitral tribunal, or registration authority in any jurisdiction (foreign or domestic) involving the Intellectual Property owned by the Thane Entities, or, to the Knowledge of Thane, the material Intellectual Property licensed to the Thane Entities, alleging that the activities or the conduct of the Thane Entities businesses infringe upon, dilute, violate or constitute the unauthorized use, misuse or misappropriation of the intellectual property rights of any third party or challenging the Thane Entities' ownership, use, validity, enforceability or registrability of any of their respective Intellectual Property. There are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations to which any Thane Entity is a party other than the License Agreements which (i) restrict any Thane Entities' right to use any Intellectual Property, (ii) restrict the Thane Entities' businesses in order to accommodate a third party's intellectual property rights or (iii) permit third parties to use any Intellectual Property owned by any Thane Entity. Except as set forth in
Schedule 4.19(e), to the Knowledge of Thane, there does not exist any valid basis for any such claims.

                  (f) Except as set forth in Schedule 4.19(f), to the Knowledge of Thane, the conduct of each Thane Entities' business as currently conducted or planned to be conducted does not infringe upon (either directly or indirectly such as through contributory infringement or inducement to infringe) any Intellectual Property owned or controlled by any third party. Except as set forth in Schedule 4.19(f), to the Knowledge of Thane, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by any Thane Entity and no such claims, suits, arbitrations or other adversarial proceedings have been brought or threatened against any third party by any Thane Entity.

                  (g) Each Thane Entity takes reasonable measures to protect the confidentiality of its Trade Secrets, including requiring their employees and other parties having access thereto to execute written non-disclosure agreements. To the Knowledge of Thane, no Trade Secret of any Thane Entity has been disclosed or authorized to be disclosed to any third party other than pursuant to a non-disclosure agreement. Except as set forth in
Schedule 4.19(g), to the Knowledge of Thane, no party to any non-disclosure agreement relating to its Trade Secrets is in breach or default thereof. The Corporation has been provided with a copy of Thane's form of non-disclosure agreement and the non-disclosure agreements referred to in this clause (g) contain substantially the same terms and conditions as the form of non-disclosure agreement.

                  (h) No current or former partner, director, officer, or employee of any Thane Entity (or any of its respective predecessors in interest) will, after giving effect to the transactions contemplated herein, directly own or retain any rights to use any of the Intellectual Property owned or used by any Thane Entity.

                  (i) With respect to the Software set forth in Schedule 4.19(i) which is owned by a Thane Entity, such Software was either developed (i) by employees of such Thane Entity within the scope of their employment or (ii) by independent contractors who have assigned their rights to such Thane Entity pursuant to signed, written agreements.

                  (j) The Trademarks listed on Schedule 4.19(j), for which any Thane Entity has obtained or applied for a registration that are material to the Thane Entity business have been continuously used in the form appearing in, and in connection with the goods and services listed in, their respective registration certificates, and are all the Trademarks that are material to each Thane Entity. To the Knowledge of Thane, there has been no prior use of the material Trademarks by any third party that would confer upon said third party superior rights in the material Trademarks. To the Knowledge of Thane, the Thane Entities have undertaken reasonable policing of the material Trademarks against third party infringement.

                  SECTION 4.20 Insurance. Except as set forth on Schedule 4.20, each of the Thane Entities maintains, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such a character as is customary for companies engaged in the same or similar business. Schedule 4.20 sets forth a list and brief description of all policies of title, fire, liability, casualty, business interruption, errors and omissions, workers' compensation and other forms of insurance including, but not limited to, directors and officers insurance, held by the Thane Entities as of the date hereof, and all such policies are in full force and effect in accordance with their terms. To the Knowledge of Thane, no Thane Entity is in default under any material provisions of any such policy of insurance and, to the Knowledge of Thane, as of the date hereof, all premiums due have been paid and no Thane Entity has received notice of cancellation or termination (or intent to cancel or terminate) of any such insurance. Neither Thane nor any of its Subsidiaries has received a written refusal of coverage thereunder, or any notice that any issuer of any such policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated or any other indication that such policies are no longer in full force and effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder.

                  SECTION 4.21 Material Contracts.

                  (a) Schedule 4.21 sets forth a true and complete list of all Contracts and other instruments (with the exception of the License Agreements listed on Schedule 4.19(b)) to which each Thane Entity is a party that are material to the business, operations, properties, prospects or financial condition of any of them (collectively, the "Thane Commitments"), including without limitation:

                           (i)      any material agreement, Contract or
         commitment relating to the employment of any Person by any Thane Entity, or any bonus, deferred compensation, pension, profit sharing, Option, employee stock purchase, retirement or other employee benefit plan;

                           (ii) any material agreement, indenture or other instrument which contains restrictions with respect to payment of dividends or any other distribution in respect of its capital stock;

                           (iii) any agreement, Contract or commitment relating to capital expenditures in excess of $100,000 in any fiscal year;

                           (iv) any agreement to acquire, directly or indirectly, any equity interest in or assets of any other Person (other than purchases of supplies, inventory, or equipment in the ordinary course of business) whether or not the transactions contemplated thereby have been consummated, and under which an Thane Entity continues to have any outstanding obligations;

                           (v) any loan (other than accounts receivable from trade debtors arising in the ordinary course of business) or advance to (other than travel or entertainment advances to employees made in the ordinary course of business), or Investment in, any Person or any agreement, Contract or commitment relating to the making of any such loan, advance or Investment;

                           (vi) any agreement relating to Indebtedness in excess of $100,000;

                           (vii) any guarantee or other contingent liability in respect of any Indebtedness or obligation of any other Person (other than the endorsement of negotiable instruments for collection in the ordinary course of business) in excess of $100,000;

                           (viii) any material management service, consulting, financial advisory or any other similar type Contract including, without limitation, any Contract with any investment or commercial bank;

                           (ix)     any material agreement, Contract or
         commitment limiting the ability of any Thane Entity to engage in any line of business or to compete with any Person;

                           (x) any agreement, Contract or commitment which involves payments in excess of $100,000 in any calendar year and is not cancelable without penalty within thirty (30) days;

                           (xi) any agreement, Contract or commitment for the disposal of a material amount of assets or properties of any Thane Entity (other than sales to customers in the ordinary course of business);

                           (xii) any agreement, Contract or commitment which is material to any Thane Entity and contain a "change in control" or similar provision;

                           (xiii) any agreement, Contract or commitment relating to any material joint venture, partnership, strategic alliance or similar arrangement;

                           (xiv)    any material agreement, Contract or
         commitment with any Affiliate;

                           (xv)     any source code agreements with third
         parties; and

                           (xvi) any other material agreement, Contract or commitment.

                  (b) Except as set forth on Schedule 4.21, each Thane Commitment is in full force and effect on the date hereof. No Thane Entity is in default in respect of any Thane Commitment, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default, except for any such defaults that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of Thane, no other party to any of the Thane Commitments is in default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default.

                  SECTION 4.22 Questionable Payments. No Thane Entity nor, to the Knowledge of Thane, any employee, agent or representative of any Thane Entity acting on their behalf has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions using corporate funds of any Thane Entity or made any illegal payments to obtain or retain business using corporate funds of any Thane Entity in violation of the U.S. Foreign Corrupt Practices Act of 1977.

                  SECTION 4.23 Brokers. Except as set forth on Schedule 4.23, Thane and its agents and representatives have incurred no obligation or liability, contingent or otherwise, for brokerage or finders' fees, agents' commissions, investment banking fees, or other similar payment in connection with this Agreement.

                  SECTION 4.24 Books and Records. Except as set forth on
Schedule 4.24, the respective minute books of each Thane Entity, to the extent previously made available to the Corporation and its representatives, contain, and the respective minutes of books of the Thane Entities made available to the Corporation after the date hereof will contain, accurate records of all meetings of, and corporate actions taken by (including action taken by written consent) the respective Stockholders and Board of Directors of the Thane Entities. To the Knowledge of Thane, no Thane Entity has any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of Thane or its Subsidiaries.

                  SECTION 4.25 Personal Property. Except as set forth on
Schedule 4.25 and except for properties and assets reflected in the Thane Financial Statements or acquired after March 31, 2001, which have been sold or otherwise disposed of in the ordinary course of business, each Thane Entity has good, valid and marketable title to (a) all of its owned personal properties and assets (tangible and intangible), including, without limitation, all of the personal properties and assets reflected in the relevant Thane Financial Statements, except as may be indicated in the notes thereto, and (b) all of the personal properties and assets (tangible or intangible) purchased by the Thane Entities since March 31, 2001, in each case free and clear of all Liens, except for Permitted Liens. All of the tangible personal property owned by each Thane Entity is in good operating condition and repair, ordinary wear and tear excepted, and is adequate and suitable for the purposes for which they are presently being used.

                  SECTION 4.26 Advertising. Except as set forth on Schedule 4.26 hereto, over the last five years, the Thane Entities have complied with all Regulations, Orders and Contracts applicable to the advertising, marketing, distribution and sale of the products that any of them owns, sells for itself or others or otherwise provides advertising or other services. To Knowledge of Thane, there are currently no Claims against any of the Thane Entities for not being able to substantiate the Claims made about the products produced or marketed by any such Thane Entities.

                  SECTION 4.27 Customer Warranties.

                  (a) There have been no pending, nor to the best Knowledge of Thane, threatened, any Claims under or pursuant to any warranty, whether expressed or implied, on products or services sold prior to the Closing Date by Thane that are not disclosed or referred to in the Thane Financial Statements and that are not fully reserved against in accordance with GAAP.

                  (b) All services rendered by any of the Thane Entities (whether directly or indirectly through independent contractors) have been in conformity in all material respects with all applicable Contract commitments and all implied and express warranties, and none of the Thane Entities has nor shall have any liability whatsoever for damages relating to or arising from any service, except for amounts incurred in the ordinary course of business which do not have an adverse effect in excess of $5,000 in the aggregate (excluding Product Liability Claims discussed in Section 4.28 below).

                  SECTION 4.28 Products Liability. Except as set forth in
Schedule 4.28 hereto, (a) there has been no Claim by or before any Governmental Authority against or involving Thane or concerning any product manufactured, shipped, sold or delivered by or on behalf of Thane relating to or resulting from an alleged defect in design, manufacture, materials or workmanship of any product manufactured, shipped, sold or delivered by or on behalf of Thane or any alleged failure to warn, or any alleged breach of implied warranties or representations, and, to the Knowledge of Thane, none has been threatened nor is there any valid basis for any such Claim; (b) to the Knowledge of Thane, there has not been any Occurrence; (c) there has not been any recall, rework, post-sale warning or similar action conducted with respect to any product manufactured (or to be manufactured), shipped, sold or delivered by or on behalf of Thane, or any investigation or consideration of or decision made by any Person or Governmental Authority concerning whether to undertake or not undertake, any recalls, reworks, post-sale warnings or similar actions and (d) to the Knowledge of Thane, there has been no material defect in design, manufacturing, materials or workmanship including, without limitation, any failure to warn, or any breach of express or implied warranties or representations, which involve any product manufactured, shipped, sold or delivered by or on behalf of Thane, in the case of clauses (a) through (d) above, that would have an adverse effect on Thane in excess of $100,000. All manufacturing standards applied, testing procedures used, and product specifications disclosed to customers by Thane have complied in all material respects with all requirements established by any applicable Regulation or Order of any Governmental Authority.

                  SECTION 4.29 Capital Expenditures and Investments. Thane has outstanding Contracts and a budget for capital expenditures and investments as set forth in Schedule 4.29 hereto which includes a schedule of all monies disbursed on account of capital expenditures and investments made by Thane since March 31, 2001.

                  SECTION 4.30 Accounts Receivable; Inventories. The accounts receivable of Thane reflected in the Thane Financial Statements and such additional accounts receivable as are reflected on the books of Thane on the date hereof are current, good and collectible except to the extent reserved against thereon (which reserves have been determined based upon actual prior experience and GAAP and are consistent with prior practices). All such accounts receivable, (except to the extent so reserved against) are valid, genuine and subsisting, arise out of bona fide sales and deliveries of goods, performance of services or other business transactions and are not subject to defenses, deductions, set-offs or counterclaims. The inventories reflected on Thane Financial Statements and held by Thane on the date hereof do not include any items which are not usable or saleable in the ordinary course of business of Thane or are obsolete or discounted items. Such inventories have been reflected on such balance sheets at the lower of cost or market value (taking into account the usability or salability thereof) in accordance with GAAP. None of such inventories have been written up in value or repurchased by, or returned to, Thane at an increased value. All such inventories are owned free and clear and are not subject to any Lien except to the extent reserved against or reflected in the Thane Financial Statements.

                  SECTION 4.31 Disclosure. Neither this Agreement nor any of the Contracts, exhibits, attachments, written statements, documents, certificates or other items prepared for or supplied to the Corporation by or on behalf of Thane with respect to the transactions contemplated hereby contains any untrue statement of a material fact or omits a material fact necessary to make each statement contained herein or therein not misleading. There is no fact which Thane has not disclosed to the Corporation herein and of which Thane or any of its officers, directors or executive employees is aware which could reasonably be anticipated to have a Material Adverse Effect on Thane. Thane has disclosed to the Corporation all material information relating to the business of Thane or the transactions contemplated by this Agreement.

                  SECTION 4.32 Krane Holdings, Inc. The Trailing EBITDA for Krane Holdings, Inc. shall not be less than 4,250,000 excluding one time charges incurred by Krane in connection with the Krane Merger.

                                   ARTICLE V

                          COVENANTS OF THE CORPORATION

                  SECTION 5.1 Operation of Business.

                  (a) Except as contemplated hereby or as consented to in writing by Thane, between the date hereof and the Closing Date, the Corporation shall, and shall cause each of the Subsidiaries to: (i) in all material respects carry on their respective businesses in, and not enter into any material transaction other than in accordance with, the regular and ordinary course, (ii) use their commercially reasonable efforts to preserve intact their business organizations, (iii) keep available the services of their officers and employees, (iv) preserve their relationships with customers, suppliers and others having material business dealings with them, and (v) maintain, in all material respects, its assets and properties and keep its books in accordance with present practices in a condition suitable for its current use.

                  (b) Without limiting the generality of Section 5.1(a), and, except as otherwise expressly permitted or required by this Agreement or set forth in Schedule 5.1(b), between the date hereof and the Closing Date, the Corporation shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Thane or as contemplated hereby:

                           (i) (x) declare, set aside or pay any dividends on (whether in cash, shares of capital stock of the Corporation, or other property), or make any other actual, constructive or deemed distributions, including bonuses, in respect of, any of its capital stock, or otherwise make any payments to stockholders of the Corporation in their capacity as such, (y) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (z) redeem or otherwise acquire any shares of capital stock of the Corporation or any of its Subsidiaries or any other securities thereof or any rights, warrants or Options to acquire any such shares or other securities or set apart money or other property for any mandatory purchase or analogous fund for the redemption, purchase or acquisition of any shares of capital stock of the Corporation;

                           (ii) authorize, issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock or other voting securities or equity equivalent or any securities convertible into or exchangeable or exercisable for, or any rights, warrants or Options to acquire, any such shares or voting securities or convertible securities or equity equivalent or any phantom stock or stock appreciation rights or enter into any agreement or Contract with respect to the sale or issuance of any of such securities; other than the issuance of shares of Corporation Common Stock upon exercise of warrants or Options outstanding on the date hereof;

                           (iii) amend its Charter or Bylaws or equivalent governing documents;

                           (iv) acquire or agree to acquire by merging with, or by purchasing a material amount of assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than inventory in the ordinary course of business;

                           (v) sell, lease or otherwise dispose of or agree to sell, lease or otherwise dispose of, any of its assets other than sales of inventory in the ordinary course of business, or which involve assets having a current value not in excess of $25,000 individually or $100,000 in the aggregate or allow any properties or assets (including, without limitation, Intellectual Property) to become subject to any Lien other than a Permitted Lien;

                           (vi) incur or Guarantee any Indebtedness in excess of $25,000 in any calendar year or issue or sell any debt securities or guarantee any debt securities of others, or make any loans, advances or capital contributions to, or Investments, in each case in excess of $25,000 in the aggregate in any calendar year in, any other Person other than a wholly owned Subsidiary;

                           (vii) grant any severance or termination pay not currently required to be paid under existing severance plans or enter into or adopt, or amend any existing, severance plan, agreement or arrangement, or enter into or amend any employee benefit plan except as required by Applicable Law, or enter into, amend or terminate any employment or consulting agreement, except, in each case as required by Applicable Law;

                           (viii) enter into any Contract or commitment with respect to capital expenditures other than expenditures necessary for the continued operations of the Corporation in the ordinary course of its business, other than capital expenditures or commitments which have been previously approved by the Corporation's Board of Directors or approved in writing by Thane;

                           (ix) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of this Agreement or as required under Applicable Law, make a material amendment or modification of the compensation, bonus or fringe benefits of any of its directors, officers or employees of the Corporation or any of its Subsidiaries;

                           (x) agree to the settlement of any material claim or litigation;

                           (xi) make or rescind any material Tax election, settle or compromise any material Tax liability, or file or cause to be filed any amended Tax Return or any claim for a Tax refund, except, in each case, as required by Applicable Law;

                           (xii) except as required by Applicable Law or GAAP, make any change in its method of accounting or accounting policies;

                           (xiii) except as set forth on the schedules hereto, accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, Option, insurance or other compensation or benefits provided, however, the Corporation may pay bonuses of not more than $50,000 to each of the Controlling Stockholders on or prior to December 31, 2001;

                           (xiv) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice;

                           (xv) enter into any agreement, understanding or commitment that significantly restrains, limits or impedes the Corporation's or any of its Subsidiaries' ability to compete with or conduct any business or line of business, including, but not limited to, geographic limitations on the Corporation's or any of its Subsidiaries' activities;

                           (xvi) materially modify, amend or terminate any Corporation Commitment or waive any of its rights or claims thereunder or enter into any Contract, agreement, commitment or arrangement that, if in existence on the date hereof, would be a Corporation Commitment;

                           (xvii) establish, adopt, enter into, amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, Option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees, except, in the case of collective bargaining, pension or retirement arrangements, or trusts, as required by Applicable Law;

                           (xviii) execute any new lease or sublease for real property or cancel, modify, terminate or amend any lease or sublease for real property;

                           (xix) adopt or enter into a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of the Corporation or any of its Subsidiaries, other than liquidations, dissolutions, mergers, consolidations, restructurings, recapitalizations, or other reorganizations involving only wholly-owned Subsidiaries of the Corporation and no other Person;

                           (xx) plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Corporation or its Subsidiaries;

                           (xxi) fail to maintain its Intellectual Property as currently maintained, or allow any material Intellectual Property of the Corporation or its Subsidiaries to expire or to become abandoned, canceled or otherwise terminated;

                           (xxii) commence or terminate the employment of, or materially amend the employment terms of, or materially change the responsibilities or duties of, the

         Chairman, Chief Executive Officer, President, or Chief Financial Officer or any other executive officer of the Corporation;

                           (xxiii) transfer, license, sell or otherwise dispose of any Intellectual Property or Software other than in the ordinary course of business;

                           (xxiv) enter into any agreement, arrangement or transaction with or for the benefit of any Person who is an Affiliate of the Corporation;

                           (xxv)    create any Subsidiary;

                           (xxvi)   take any action including, without
         limitation, the adoption of any Stockholder rights plan or amendments to its Charter, Bylaws or other governing documents, which would, directly or indirectly, restrict or impair the ability of Thane to vote, or otherwise to exercise the rights and receive the benefits of a stockholder with respect to, securities of the Corporation that may be acquired or controlled by Thane;

                           (xxvii) take any action that would reasonably be expected to cause any representations made by the Corporation in this Agreement not to remain true and correct; and

                           (xxviii) agree, in writing or otherwise, to take any of the foregoing actions.

                  SECTION 5.2 Access to Books and Records. Upon reasonable notice, the Corporation shall afford, and shall cause each of its Subsidiaries to afford, Thane and its accountants, counsel and representatives full access to all the Corporation's and its Subsidiaries' properties, books, Contracts, commitments, records (including, but not limited to, Tax Returns), employees, customers, suppliers and accountants and, shall furnish promptly to Thane (a) a copy of each report, schedule and other document filed or received by the Corporation or any of its Subsidiaries pursuant to the requirements of federal or state securities laws, and (b) all other information concerning the Corporation's and its Subsidiaries' businesses, properties and personnel as Thane may reasonably request, provided that no investigation or receipt of information pursuant to this Section 5.2 shall affect any representation or warranty of the Corporation or the Controlling Stockholders. In addition, the Corporation shall provide Thane with monthly reports reflecting cash receipts and disbursements in reasonable detail to allow Thane the ability to monitor
Schedule 5.1(b), and shall provide such documents and other information reasonably requested by Thane.

                  SECTION 5.3 Compliance with Conditions; Commercially Reasonably Efforts. The Corporation shall use its commercially reasonable efforts to cause all of the obligations imposed upon it in this Agreement to be duly complied with and to cause all conditions precedent to the obligations of the Corporation and Thane to be satisfied. Upon the terms and subject to the conditions of this Agreement, the Corporation shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

                  SECTION 5.4 Consents and Approvals.

                  (a) The Corporation shall (i) use its commercially reasonable efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons, firms or corporations required in connection with the execution, delivery and performance by them of this Agreement, any other Document or any of the transactions contemplated hereby or thereby, and (ii) diligently assist and cooperate with Thane in preparing and filing all documents required to be submitted by Thane to any Governmental Authority in connection with such transactions and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by Thane in connection with such transactions (which assistance and cooperation shall include, without limitation, timely furnishing to Thane all information concerning the Corporation and its Subsidiaries that counsel to Thane determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval).

                  (b) The Corporation acknowledges that Thane will use the Corporation Financial Statements for use in the Registration Statement to be provided to the Corporation Stockholders pursuant to Section 6.5, and the Corporation agrees to use its best efforts to obtain its auditor's consent for such inclusion.

                  SECTION 5.5 Corporation Stockholder Approval.

                  (a) The Corporation shall, as soon as practicable, but in no event later than thirty (30) days after the Commission declares the Registration Statement effective, hold a special meeting of its stockholders (the "Corporation Special Meeting") in order for the Corporation's stockholders to consider and vote upon, among other things, the adoption of this Agreement and the other Documents to which the Corporation is a party and the approval of the transactions contemplated hereby and thereby in accordance with the NGCL and applicable NASD rules and regulations.

                  (b) The Corporation shall, through its Board of Directors, recommend to its stockholders that stockholder approval be given, and the Corporation shall use its commercially reasonable efforts to cause each member of the Corporation's Board of Directors to vote their shares of Corporation Common Stock to approve the items to be considered by the Corporation's stockholders at the Corporation Special Meeting.

                  SECTION 5.6 No Solicitation.

                  (a) Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to the provisions of Section 8.1, neither the Corporation nor any of its Subsidiaries will take, nor will the Corporation permit any of the Corporation's or its Subsidiaries' Affiliates (including the Controlling Stockholders) or representatives to take any of the following actions with any Person other than Thane and its designees: (a) solicit, encourage, initiate, entertain, accept receipt of, review or encourage any proposals or offers from, or participate in or conduct discussions with or engage in negotiations with, any Person relating to any offer or proposal, oral, written or otherwise, formal or informal, with respect to any possible

Business Combination with the Corporation or any of its Subsidiaries (whether such Subsidiaries are in existence on the date hereof or are hereafter organized), (an "Alternative Transaction"), (b) provide information with respect to the Corporation or any of its Subsidiaries (whether such Subsidiaries are in existence on the date hereof or are hereafter organized) to any Person, other than Thane, relating to (or which the Corporation believes would be used for the purpose of formulating an offer or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Business Combination with the Company or any Subsidiary of the Corporation (whether such Subsidiary is in existence on the date hereof or are hereafter organized), (c) agree to, enter into a Contract with any Person, other than Thane, providing for, or approve a Business Combination with the Corporation or any Subsidiary (whether such Subsidiary is in existence on the date hereof or are hereafter organized) or (d) authorize or permit any of the Corporation's representatives to take any such action. Notwithstanding the foregoing, the Corporation and its board of directors shall be permitted to engage in discussions or negotiations with, or provide any information or data to, any Person in response to an unsolicited bona fide written inquiry, proposal or offer of an Alternative Transaction by any such Person, if and only to the extent that, in any such case, (i) the board of directors of the Corporation concludes in good faith that such inquiry, proposal or offer of an Alternative Transaction constitutes a Superior Proposal, (ii) the board of directors of the Corporation determines in good faith (after considering the written advice of outside counsel) that failing to take such action would be reasonably likely to constitute a breach of its fiduciary duties to the Corporation's stockholders under applicable Law, (iii) prior to providing any non-public information or data to any Person in connection with any such written offer of an Alternative Transaction by any such Person, the board of directors of the Corporation receives from such person an executed confidentiality agreement on the same terms and conditions as Thane executed and
(iv) prior to providing any information or data to any Person or entering into any negotiations with any Person, the Corporation notifies (the "Proposal Notice") Thane promptly, but in any event within twenty-four (24) hours, of such inquiries, proposals or offers received by, any such information or data requested from, or any such discussions or negotiations sought to be initiated or continued with, the Corporation, its directors, or employees or any of its agents or representatives and, in connection with such notice, shall provide Thane with the name(s) of such Person(s) and the material terms and conditions of any inquiries, proposals or offers; provided, however, that the Corporation shall not provide any information or data to any such Person or enter into discussions or negotiations with any such Person until two Business Days have expired following the delivery of the Proposal Notice to Thane. The Corporation agrees that it will promptly keep Thane informed of the status and terms of any such inquiries, proposals or offers and the status and terms of any such proposals or offers and the status and terms of any such discussions or negotiations. The Corporation agrees that it will use commercially reasonable efforts to promptly inform its officers, directors, key employees and representatives of the obligations undertaken in this Section 5.6. Nothing in this Section 5.6 shall permit the Corporation to terminate this Agreement. Each of the Corporation and Thane acknowledge that this Section 5.6 was a significant inducement for Thane to enter into this Agreement and the absence of such provision would have resulted in a failure to induce Thane to enter into this Agreement.

                  (b) The Corporation shall immediately, but in any event within five (5) business days of the execution of this Agreement, request each Person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring the Corporation or any portion thereof or any Alternative Transaction to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Corporation and the Corporation shall use its commercially reasonable efforts to have such information returned.

                  SECTION 5.7 Notification of Certain Matters. From the date hereof through the Closing Date, the Corporation shall promptly notify Thane of the occurrence or non-occurrence of any fact or event which has caused or could reasonably likely cause (x) any representation or warranty made by it in this Agreement or the other Documents to be untrue or inaccurate in any material respect at any time or (y) any covenant, condition or agreement under this Agreement or the other Documents not to be complied with or satisfied by it in any material respect; provided, however, that no such notification shall modify the representations or warranties of any party or the conditions to the obligations of any party hereunder. The Corporation shall promptly notify Thane of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or the other Documents.

                  SECTION 5.8 Certain Tax Covenants.

                  (a) The Corporation and each of its Subsidiaries agree, from and after the date of this Agreement and until the Closing, to prepare all Tax Returns in a manner which is consistent with the past practices of the Corporation and each Subsidiary, as the case may be, with respect to the treatment of items on such Tax Returns, unless otherwise required by Applicable Law.

                  (b) The Corporation and its Subsidiaries shall timely pay in full on or prior to the Closing Date all material Taxes and Tax liabilities required to be paid by or with respect to them for all Pre-Closing Periods, other than those Taxes that have been accrued and adequately disclosed and fully provided for in accordance with GAAP either in the Corporation Financial Statements or, with respect to taxable periods beginning on or after January 1, 2001, on the books and records of the Corporation. For purposes of this Agreement the immediately preceding sentence, Taxes and Tax liabilities of the Corporation or any of its Subsidiaries that relate to any taxable year or other taxable period beginning on or before the Closing Date and ending after the Closing Date (each an "Overlap Period") shall be apportioned between the portion of the Overlap Period ending on and including the Closing Date and the portion of the Overlap Period beginning on the day after the Closing Date as follows:
(i) in the case of Taxes other than income, sales and use and withholding Taxes, on a per diem basis, and (ii) in the case of income, sales and use and withholding Taxes, as determined from the books and records of the Corporation and its Subsidiaries as though the taxable year of the Corporation or any relevant Subsidiary terminated at the close of business on the Closing Date.

                  (c) No Corporation Entity shall take any action that could cause the Merger to fail to qualify as a Reorganization pursuant to
Section 368(a) of the Code.

                  SECTION 5.9 Confidentiality. Except as may be required by lawful order of a Governmental Authority of competent jurisdiction, the Corporation and each of the Controlling Stockholders agrees to keep secret and confidential, after the Closing, all non-public information concerning Thane and its Affiliates that was acquired by, or disclosed to, the Corporation and each of the Controlling Stockholders prior to the Closing Date, except any of the same which (a) was, is now, or becomes generally available to the public (but not as a result of a breach of any duty of confidentiality by which such Seller and its Affiliates are bound); (b) was disclosed to the Corporation and each of the Controlling Stockholders by a third party not subject to any duty of confidentiality to Thane prior to its disclosure to the Corporation and each of the Controlling Stockholders by Thane; and (c) is disclosed by such Seller in the ordinary course of Thane's business as a proper part of his employment in connection with communications with customers, vendors and other proper parties, provided that it is for a proper purpose solely for the benefit of Thane.

                  SECTION 5.10 Certain Tax Covenants.

                  (a) The Corporation shall provide to Thane at or before the Closing the appropriate affidavit required by Section 1445(b) of the Code to enable Thane not to withhold Tax under Section 1445(a) of the Code with respect to the transactions contemplated by this Agreement.

                  (b) No Corporation Entity shall take any action that could cause the Merger to fail to qualify as a Reorganization pursuant to
Section 368(a) of the Code.

                  SECTION 5.11 Options Cancellation. Prior to the Closing, the Controlling Stockholders shall cause all Options to purchase Corporation Common Stock outstanding on the date of this Agreement to be cancelled and shall provide Thane evidence of such termination, satisfactory to Thane in its sole discretion.

                                   ARTICLE VI

                               COVENANTS OF THANE

                  SECTION 6.1 Operation of Business. Except as contemplated hereby, as set forth on Schedule 6.1 hereto or as consented to in writing by the Corporation, between the date hereof and the Closing Date, Thane shall, and shall cause each of the Thane Entities to: (i) use their commercially reasonable efforts to preserve intact their business organizations, (ii) keep available the services of their officers and employees, (iii) preserve their relationships with customers, suppliers and others having material business dealings with them, and (iv) maintain, in all material respects, its assets and properties and keep its books in accordance with present practices in a condition suitable for its current use.

                  SECTION 6.2 Access to Books and Records. Upon reasonable notice, Thane shall afford, and shall cause each of the Thane Entities to afford, to the Corporation and the Corporation's accountants, counsel and representatives full access to the Thane Entities' properties, books, Contracts, commitments, records (including, but not limited to, Tax Returns), employees, customers, suppliers and accountants, and shall furnish promptly to the Corporation all other information concerning the Thane Entities' businesses, properties and personnel as the Corporation may reasonably request, provided that no investigation or receipt of information pursuant to this Section 6.2 shall affect any representation or warranty of Thane or the conditions to the obligations of the Corporation.

                  SECTION 6.3 Compliance with Conditions; Commercially Reasonable Efforts. Thane will use its commercially reasonable efforts to cause all of the obligations imposed upon it in this Agreement to be duly complied with, and to cause all conditions precedent to the obligations of the Corporation and Thane to be satisfied. Upon the terms and subject to the conditions of this Agreement, Thane shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to consummate and make effective in the most expeditious manner practicable the transactions contemplated hereby.

                  SECTION 6.4 Consents and Approvals. Thane shall (a) use its commercially reasonable efforts to obtain all necessary consents, waivers, authorizations and approvals of all Governmental Authorities and of all other Persons (including the approval of its stockholders as may be required under the DGCL), firms or corporations required in connection with the execution, delivery and performance by them of this Agreement, any other Document to which it is a party or any of the transactions contemplated hereby or thereby, and (b) diligently assist and cooperate with the Corporation in preparing and filing all documents required to be submitted by the Corporation to any Governmental Authority in connection with such transactions (including the Thane Financial Statements) and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by the Corporation in connection with such transactions (which assistance and cooperation shall include, without limitation, timely furnishing to the Corporation all information concerning the Thane Entities that counsel to the Corporation determines is required to be included in such documents or would be helpful in obtaining any such required consent, waiver, authorization or approval).

                  SECTION 6.5 Registration Statement; Listing.

                  (a) As promptly as practicable after the date hereof, but no later than December 31, 2001, the parties shall prepare and file with the Commission a registration statement on Form S-4 under the Securities Act relating to the offering and issuance of the shares of Thane Common stock pursuant to the Merger (the "Registration Statement") and preliminary proxy materials under the Securities Exchange Act relating to the Corporation Special Meeting. The parties shall use their respective commercially reasonable efforts to respond to the comments of the Commission thereon and will make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper, or advisable. The Corporation will provide Thane with such reasonable information and assistance in connection with the foregoing filings that Thane may reasonably request. Thane will take all commercially reasonable actions that may be necessary, proper, or advisable under state securities laws in connection with the offering and issuance of shares of Thane Common Stock. Thane shall afford the Corporation and its counsel a reasonable opportunity to review and comment upon any description of the Corporation and its Affiliates, this Agreement, the other Documents or the transactions contemplated hereby and thereby set forth in such proxy statement (including all drafts or amendments thereto). Thane shall notify the Corporation promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to such proxy statement or for additional information and will supply the Corporation with copies of all correspondence between Thane or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect to such proxy statement. If at any time prior to such stockholders meeting there shall occur any event that would be required, under the Exchange Act and the rules and regulations thereunder, to be set forth in an amendment or supplement to such proxy statement, the parties will promptly prepare and mail to stockholders such an amendment or supplement.

                  (b) Thane shall use commercially reasonable efforts to cause its outstanding Thane Common Stock immediately after the Merger to be approved for quotation on the Nasdaq National Market System or, in Thane's reasonable discretion another national securities exchange, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Effective Time.

                  SECTION 6.6 Confidential Information. Thane acknowledges that the information being provided under Section 5.2 may be material non-public information and hereby covenants and agrees to keep, and cause its Affiliates and representatives to keep, confidential any information identified by the Corporation as confidential, unless (a) such information becomes generally available to the public (other than as a result of a breach of this provision by Thane), (b) such information was available to Thane on a non-confidential basis from a source (other than the Corporation or its representatives) that, to Knowledge of Thane, is not and was not prohibited from disclosing such information to Thane by a contractual, legal or fiduciary obligation or (c) Thane is required by law to disclose such information, including without limitation, in the Registration Statement and related filings; provided, that in an event specified in clause (c), Thane shall provide the Corporation with prompt prior written notice of such required disclosure, Thane shall disclose only that portion of the confidential information that Thane is advised by counsel is legally required. Thane agrees that it will comply, and will cause its representatives to comply, with all securities laws applicable to the receipt of material non-public information and restrictions on trading in securities when in possession of such information. Thane agrees not to use any confidential information in violation of any law.

                  SECTION 6.7 Notification of Certain Matters. From the date hereof through the Closing Date, Thane shall promptly notify the Corporation of the occurrence or non-occurrence of any fact or event of which the Corporation is aware which has caused or could reasonably likely cause (a) any representation or warranty made by it in this Agreement or the other Documents to be untrue or inaccurate in any material respect at any time or (b) any covenant, condition or agreement under this Agreement or the other Documents not to be complied with or satisfied by it in any material respect; provided, however, that no such notification shall modify the representations or warranties of any party or the conditions to the obligations of any party hereunder. Thane shall promptly notify the Corporation of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or the other Documents.

                  SECTION 6.8 Working Capital. Following the Closing, Thane shall make available to the Corporation access to capital on a prudent business basis to maintain the existing operations of the Corporation and its Subsidiaries. In addition, following the Closing from time to time as determined in good faith by Thane in light of the needs of the Corporation, Thane shall make available to the Corporation additional working capital in an aggregate amount of up to Fifteen Million ($15,000,000) to facilitate future growth by means other than acquisitions.

                                  ARTICLE VII

                         CONDITIONS PRECEDENT TO CLOSING

                  SECTION 7.1 Conditions to the Corporation's Obligations. The obligations of the Corporation hereunder required to be performed at the Closing shall be subject, at its election, to the satisfaction or waiver (which waiver, if so requested by Thane, shall be made in writing), at or prior to the Closing, of the following conditions:

                  (a) The representations and warranties of Thane contained in this Agreement and all information contained in any exhibit or schedule hereto delivered by, or on behalf of, Thane, to the Corporation and the Controlling Stockholders, shall be true and correct in all material respects when made and on the Closing Date as though then made (except that to the extent such representation and warranty is qualified by materiality, such representation and warranty shall be true and correct), except as expressly provided herein. The president of Thane shall have delivered to the Corporation and the Controlling Stockholders a certificate (which shall be addressed to the Corporation and the Controlling Stockholders), dated the Closing Date, in the form designated Exhibit H hereto, certifying to the foregoing.

                  (b) Thane shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement and the other Documents, to be performed and complied with by Thane at or prior to the Closing Date.

                  (c) All material governmental and regulatory approvals and clearances and all third-party consents necessary for the consummation of the transactions contemplated by the Documents to occur on the Closing Date shall have been obtained and shall be in full force and effect, the Corporation and the Controlling Stockholders shall reasonably be satisfied that the consummation of such transactions does not and will not contravene any Applicable Law, except to the extent any contravention or contraventions, individually or in the aggregate, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  (d) Thane shall have delivered to the Corporation and the Controlling Stockholders a certificate, executed by Thane or on its behalf by a duly authorized representative, dated as of the Closing Date, certifying that each of the conditions specified in this Section 7.1 has been satisfied with respect to Thane.

                  (e) A registration statement on Form S-4 registering the issuance of the shares of Thane Common Stock issuable to the Corporation stockholders pursuant to the Merger shall have been declared effective by the Commission and no proceedings for a stop order suspending the effectiveness of the Registration Statement or the Thane Common Stock shall have been instituted or pending or threatened.

                  (f) There shall be no litigation, proceeding or other action seeking an injunction or other restraining order, damages or other relief from a Governmental Authority pending or threatened which, in the reasonable judgment of the Corporation, would materially adversely affect the consummation of the transactions contemplated by the Documents on the terms contemplated hereby and thereby and there shall be no litigation, proceeding or other action (including, without limitation, relating to environmental matters or the Thane Employee Benefit Plans) pending or threatened against the Thane Entities which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Corporation shall have received a certificate, dated the Closing Date, of the president and chief financial officer of Thane, in the form of Exhibit I hereto, certifying to the foregoing.

                  (g) Thane shall have delivered to the Corporation and the Controlling Stockholders certificates of the appropriate public officials, if available, to the effect that each of the Thane Entities is a validly existing corporation in good standing (to the extent that the concept of good standing is recognized under the laws of the relevant jurisdiction of organization) in its jurisdiction of organization dated not more than ten (10) days prior to the Closing Date.

                  (h) Thane shall have delivered to the Corporation and the Controlling Stockholders a certificate of the Secretary of its Board of Directors, in the form of Exhibit J hereto, (i) certifying that a true and correct copy of the Charter and Bylaws of the each of the Thane Entities and all resolutions of the Board of Directors and shareholders of Thane authorizing the execution and delivery of this Agreement and each Document to which Thane is a party and authorizing the performance by Thane of the transactions contemplated hereby and thereby is attached thereto and (ii) containing the incumbency and specimen signature of each of the officers of Thane.

                  (i) An opinion of counsel of Thane addressed to the Corporation dated as of the Closing Date, satisfactory in form and substance to the Corporation with respect to the matters set forth in Exhibit K.

                  SECTION 7.2 Conditions to Thane's Obligations. The obligations of Thane required to be performed at the Closing shall be subject, at its election, to the satisfaction or waiver (which waiver, if so requested by the Corporation, shall be made in writing), at or prior to the Closing, of the following conditions:

                  (a) The representations and warranties of the Corporation and the Controlling Stockholders contained in this Agreement and all information contained in any exhibit or schedule hereto delivered by, or on behalf of, the Corporation or the Controlling Stockholders, to Thane, shall be true and correct in all material respects when made and on the Closing Date as though then made (except that to the extent such representation and warranty is qualified by materiality, such representation and warranty shall be true and correct), except as expressly provided herein. Each of the president of the Corporation and the Controlling Stockholders shall have delivered to Thane a certificate (which shall be addressed to Thane and, if applicable, its lenders), dated the Closing Date, in the form designated Exhibit L hereto, certifying to the foregoing.

                  (b) The Corporation and the Controlling Stockholders shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement and the other Documents, to be performed and complied with by the Corporation or the Controlling Stockholders at or prior to the Closing Date.

                  (c) All material governmental and regulatory approvals and clearances and all third-party consents necessary for the consummation of all of the transactions contemplated by the Documents to occur on the Closing Date shall have been obtained and shall be in full force and effect, and Thane shall be reasonably satisfied that the consummation of such transactions does not and will not contravene any Applicable Law, except to the extent any contravention or contraventions, individually or in the aggregate, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

                  (d) The Corporation shall have delivered to Thane a certificate, executed by it or on its behalf by a duly authorized representative, dated as of the Closing Date, certifying that each of the conditions specified in this Section 7.2 has been satisfied.

                  (e) All Documents and all documents, instruments, agreements and arrangements relating to the transactions contemplated by the Documents shall be reasonably satisfactory to Thane, shall have been executed and delivered by the parties thereto, be in full force and effect and no party to any of the foregoing (other than Thane) shall have breached any of its material obligations thereunder.

                  (f) There shall be no litigation, proceeding or other action seeking an injunction or other restraining order, damages or other relief from a Governmental Authority pending or threatened which, in the reasonable judgment of Thane, would materially adversely affect the consummation of the transactions contemplated by the Documents on the terms contemplated hereby and thereby and there shall be no litigation, proceeding or other action (including, without limitation, relating to Taxes, environmental matters or Corporation Employee Benefit Plans) pending or threatened against the any of the Corporation Entities which could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Thane shall have received certificates (which shall be addressed to Thane and, if applicable, its lenders), dated the Closing Date, of the president and chief financial officer of the Corporation, in the form of Exhibit M hereto, certifying to the foregoing.

                  (g) The Corporation shall have delivered to Thane certificates of the appropriate public officials to the effect that each of the Corporation Entities is a validly existing corporation in good standing in its jurisdiction of organization dated not more than ten (10) days prior to the Closing Date.

                  (h) The Corporation shall have delivered to Thane a certificate of the Secretary of the Corporation (i) certifying that a true and correct copy of the Charter and Bylaws of the Corporation and all resolutions of the Board of Directors authorizing the execution and delivery of this Agreement and each Document to which the Corporation is a party and authorizing the performance by the Corporation of the transactions contemplated hereby and thereby is attached thereto and (ii) containing the incumbency and specimen signature of each of the officers of the Corporation, in the form designated Exhibit N hereto.

                  (i) This Agreement and the Merger shall have received the requisite Corporation and Thane Stockholder Approval.

                  (j) The Corporation and the Controlling Stockholders shall have furnished to Thane such other and further documentation and certificates, including certificates of the Corporation's officers and others, as Thane shall reasonably request to evidence compliance with the conditions set forth in this Agreement.

                  (k) There shall be no litigation, proceeding or other action seeking an injunction or other restraining order, damages or other relief from a Governmental Authority pending or threatened which could adversely affect the trading of the Corporation stock.

                  (l) During the seven-calendar-day period ending on the Closing Date, (A) trading in securities generally on the securities exchange shall not have been suspended and (B) a general banking moratorium shall not have been declared by Federal or New York authorities.

                  (m) An opinion of counsel of the Corporation and the Controlling Stockholders addressed to Thane dated as of the Closing Date, satisfactory in form and substance to Thane with respect to the matters set forth in Exhibit O.

                  (n) Each of the Controlling Stockholders shall have executed and delivered the Affiliate Voting Agreement and such agreement shall be in full force and effect.

                  (o) Each of the Controlling Stockholders shall have (i) executed and delivered the Escrow Agreement and (ii) delivered the Reliant Escrow Shares subject thereof in accordance with the terms of such Escrow Agreement, and such agreement shall be in full force and effect.

                  (p) The Controlling Stockholders shall have executed and delivered the Employment Agreements.

                  (q) Thane shall have completed its due diligence investigation with respect to the Corporation and shall be satisfied with the results of such investigation in its sole and absolute discretion.

                  (r) Holders of not more than five percent (5%) of the outstanding shares of Corporation Common Stock shall have perfected dissenters rights, in accordance with Sections 92A.410 and 92A.420 of the NGCL, with respect to the approval by the Corporation's stockholders of the Merger.

                  (s) All Options to purchase Corporation Common Stock outstanding on the date of this Agreement shall have been cancelled and the Corporation shall provide Thane with evidence, satisfactory to Thane in its sole discretion, of such cancellation.

                  (t) Each of the Controlling Stockholders shall have executed and delivered irrevocable written instructions to Thane's transfer agent as contemplated in Section 2.8(c)(ii) hereof.

                                  ARTICLE VIII

                                   TERMINATION

                  SECTION 8.1 Termination of Agreement. Either of the Parties may terminate this Agreement with the prior authorization of its Board of Directors (whether before or after stockholder approval) as provided below:

                  (a) The Parties may terminate this Agreement by mutual written consent at any time prior to the Effective Time.

                  (b) The Corporation may terminate this Agreement by giving written notice to Thane at any time prior to the Effective Time (i) in the event Thane has breached any representation, warranty or covenant contained in this Agreement in any material respect, the Corporation has notified Thane of such breach, and the breach has continued without cure for a period of thirty
(30) days after notice of such breach or (ii) if the Closing shall not have occurred within forty-five (45) days from the date on which the Commission declares the Registration Statement effective, but in no event later than June 30, 2002, by reason of the failure of any condition precedent under Section 7.1; provided, however, the Corporation may not terminate the Agreement pursuant to this Section 8.1(b)(ii) if at the time of such termination a Closing otherwise cannot occur as a result of the Corporation's breach of any representation, warranty or covenant contained in this Agreement or its inability to satisfy each Closing condition set forth in Section 7.2 hereto.

                  (c) Thane may terminate this Agreement by giving written notice to the Corporation at any time prior to the Effective Time (i) in the event the Corporation has breached any representation, warranty or covenant contained in this Agreement in any material respect, Thane has notified the Corporation of such breach, and the breach has continued without cure for a period of thirty (30) days after notice of such breach or (ii) if the Closing shall not have occurred within forty-five (45) days from the date on which the Commission declares the Registration Statement effective, but in no event later than June 30, 2002, by reason of the failure of any condition precedent under
Section 7.1; provided, however, Thane may not terminate the Agreement pursuant to this Section 8.1(c)(ii) if at the time of such termination a Closing otherwise cannot occur as a result of Thane's breach of any representation, warranty or covenant contained in this Agreement or its inability to satisfy each Closing condition set forth in Section 7.1 hereto.

                  (d) Either the Corporation or Thane may terminate this Agreement by giving written notice to the other of its intent to do so in the event the requisite stockholder approval of the other Party is not obtained following a meeting of the stockholders of the Corporation held for the purpose of considering the Merger.

                  (e) Thane may terminate this Agreement by giving written notice to the Corporation of its intent to do so in the event that Thane is not satisfied, in its sole and absolute discretion, with its due diligence investigation of the Corporation.

                  (f) The Corporation may terminate this Agreement in the event the Board of Directors recommends and the stockholders of the Corporation, including the Controlling Stockholders, approve a Superior Proposal following a meeting of the stockholders of the Corporation held for the purpose of considering the Merger.

                  SECTION 8.2 Effect of Termination.

                  (a) If any party validly terminates this Agreement pursuant to Section 8.1 above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to the other Party (except for any liability of Party then in breach and as set forth in Section 8.2(b) below); provided, that the confidentiality provisions contained in Sections 5.9 and 6.6 above) shall survive such termination.

                  (b)      If this Agreement is terminated:

                           (i)      by the Corporation in accordance with
         Section 8.1(b) or (d), then Thane shall, on the day next succeeding the date of such termination: (A) reimburse the Corporation in immediately available funds for the reasonable out-of-pocket expenses incurred by the Corporation (including, without limitation, printing fees, filing fees and fees and expenses of its legal and financial advisors and all fees and expenses payable to any financing sources) related to the Merger, this Agreement, and the transactions contemplated hereby, and
         (B) pay to the Corporation in immediately available funds an amount equal to $2,000,000.

                           (ii) by Thane in accordance with Section 8.1(c) or (d), then the Corporation shall, on the day next succeeding the date of such termination: (A) reimburse Thane in immediately available funds for the reasonable out-of-pocket expenses incurred by Thane (including, without limitation, printing fees, filing fees and fees and expenses of its legal and financial advisors) related to the Merger, this Agreement, the transactions contemplated hereby and any related financing, and (B) pay to Thane in immediately available funds an amount equal to $2,000,000.

                           (iii) by Thane in accordance with Section 8.1(e), then Thane shall reimburse the Corporation in immediately available funds for the reasonable out-of-pocket expenses incurred by the Corporation (including, without limitation, printing fees, filing fees and fees and expenses of its legal and financial advisors) related to the Merger Agreement, and the transactions contemplated hereby.

                           (iv) If this Agreement is terminated by the Corporation in accordance with Section 8.1(f), then the Corporation shall, on the day next succeeding the date of such termination, (A) reimburse Thane in immediately available funds for the out-of-pocket expenses of Thane (including, without limitation, printing fees, filing fees and fees and expenses of its legal and financial advisors) related to the Merger, this Agreement, the transactions contemplated hereby and
         (B) pay to Thane in immediately available funds an amount equal to $5,000,000.

                  (c) Each Party shall either destroy or redeliver all documents and other material of any other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same.

                  (d) All information received by any Party hereto with respect to the business of any other Party (other than information which is a matter of public Knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for the advantage of, or disclosed to third parties by, such Party to the detriment of the Party furnishing such information.

                                   ARTICLE IX

                                 INDEMNIFICATION

                  SECTION 9.1 Survival; Indemnification.

                  (a) All of the terms and conditions of this Agreement, together with the representations, warranties, covenants and agreements (except covenants and agreements which are expressly required to be performed and are performed in full on or before the Closing Date) contained herein or in any instrument or document delivered pursuant to this Agreement, shall be deemed made at the Closing as if made at such time (except to the extent that any such representation or warranty is made as of a specified date, in which case such representation or warranty shall have been true and correct as of such specified date) and shall survive the Closing for eighteen (18) months, except that (i) with respect to claims asserted pursuant to this Section 9.1 before the expiration of the applicable representation, warranty, covenant, or agreement, such claims shall survive until the date they are finally liquidated or otherwise resolved, (ii) the representations and warranties in Sections 3.12, 3.17, 3.18, 4.12, 4.17 and 4.18 and their related schedules shall survive until thirty (30) days after the end of the applicable statute of limitations (as waived, tolled or amended), and (iii) the representations and warranties in Sections 3.4, 3.8, 3.24, 4.4, 4.23 and their related schedules and this Section
9.1 shall survive indefinitely; provided that the representations, warranties and indemnities for which as indemnification Claims shall be pending as of the end of the applicable period referred to herein shall survive with respect to such Claim until the final disposition thereof. All statements as to factual matters contained in any certificate, document or other instrument executed and delivered by the parties pursuant hereto shall be deemed to be representations, warranties and covenants by such party hereunder. The representations and warranties in this Agreement and the schedules attached hereto or in any writing delivered in connection herewith shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party or be affected by the Knowledge of any officer, director, stockholder, employee, partner or agent of any party seeking indemnification hereunder or by the acceptance of any certificate or opinion from any third party. In addition, in no event will any disclosure of any event or circumstance made after the date hereof and prior to the Closing serve to amend any representation or warranty for any purpose of this Agreement. No Claim may be commenced under this Section
9.1 (or otherwise) following expiration of the applicable period of survival, and upon such expiration the Indemnifying Party shall be released from all liability with respect to claims under each such section not theretofore made by the Indemnified Party. A Claim shall be made or commenced hereunder by the Indemnified Party delivering to the Indemnifying Party a written notice specifying in reasonable detail the nature of the claim, the amount claimed (if known or reasonably estimable), and the factual basis for the claim.

                  (b)      (i)      The Controlling Stockholders jointly and
severally agree after the Closing Date to indemnify and hold harmless the Corporation, Thane, their Affiliates, and their respective officers, directors, employees, stockholders and duly authorized agents and each of their affiliates and each other Person controlling Thane or the Corporation or any of their Affiliates within the meaning of either section 15 of the Securities Act or
Section 20 of the Exchange Act and any partner of any of them on an after-Tax basis from and against all (I) losses, claims, damages or liabilities resulting from any claim, lawsuit or other proceeding by any Person to which any party indemnified under this clause may become subject which is related to or arises out of (A) any breach of, or failure to perform, any of the covenants (other than the covenant of the Corporation contained in 5.1(a)(vi) hereof) or agreements made in this Agreement by the Corporation and/or the Controlling Stockholders, (B) any breach or failure of any representation or warranty made by the Corporation and/or the Controlling Stockholders in this Agreement to be true and correct as of the applicable time; provided, however, that, for purposes of this clause (B), the determination of any such breach or failure, or the existence of any facts resulting in any breach or failure of, any such representation or warranty, shall be determined without regard to any "material," "materially," "Material Adverse Effect" or similar exception or qualification contained herein or therein; or (C) any action or omission of the Controlling Stockholders or any Corporation Entity in connection with the transactions contemplated hereby or by the other Documents, and (II) Taxes imposed on (A) the properties, income or operations of a Corporation Entity or for which a Corporation Entity may otherwise be liable, for all pre-Closing periods; (B) a Corporation Entity or for which a Corporation Entity may be liable, as a result of any transaction contemplated by this Agreement; or (C) a Corporation Entity as a result of the provisions of Treasury Regulations Section 1.1502-6 or the analogous provisions of any state, local or foreign law and will reimburse Thane and any other party indemnified under this clause for all reasonable out-of-pocket expenses (including, without limitation, reasonable counsel fees and disbursements) incurred by Thane or any such other party indemnified under this clause and further agrees that the indemnification and reimbursements commitments herein shall apply whether or not Thane or any such other party indemnified under this clause is a formal party to any such lawsuits, claims or other proceedings. The foregoing provisions are expressly intended to cover, without limitation, reimbursement of legal and other expenses incurred in a deposition or other discovery proceeding, delayed or conditioned. The representations and warranties in this Agreement and the schedules attached hereto or in any writing delivered in connection herewith shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party or be affected by the Knowledge of any officer, director, stockholder, employee, partner or agent of any party seeking indemnification hereunder or by the acceptance of any certificate or opinion from any third party. In addition, in no event will any disclosure of any event or circumstance made after the date hereof and prior to the Closing serve to amend any representation or warranty for any purpose of this Agreement.

                           (ii)     Thane agrees after the Closing Date to
indemnify and hold harmless the Corporation, its Affiliates, and their respective officers, directors, employees and duly authorized agents from and against all losses, claims, damages or liabilities resulting from any claim, lawsuit or other proceeding by any Person to which any party indemnified under this clause may become subject which is related to or arises out of (A) any breach of, or failure to perform, any of the covenants (other than the covenant of Thane contained in 5.1(a)(vi) hereof) or agreements made in this Agreement by Thane, (B) any breach or failure of any representation or warranty made by Thane in this Agreement to be true and correct as of the applicable time; provided, however, that, for purposes of this clause (B), the determination of any such breach or failure, or the existence of any facts resulting in any breach or failure of, any such representation or warranty, shall be determined without regard to any "material," "materially," "Material Adverse Effect" or similar exception or qualification contained herein or therein; or (C) any action or omission of Thane in connection with the transactions contemplated hereby or by the other Documents, and will reimburse the Corporation and any other party indemnified under this clause for all reasonable out-of-pocket expenses (including, without limitation, reasonable counsel fees and disbursements) incurred by the Corporation or any such other party indemnified under this clause and further agrees that the indemnification and reimbursements commitments herein shall apply whether or not the Corporation or any such other party indemnified under this clause is a formal party to any such lawsuits, claims or other proceedings. The foregoing provisions are expressly intended to cover, without limitation, reimbursement of legal and other expenses incurred in a deposition or other discovery proceeding, delayed or conditioned. The representations and warranties in this Agreement and the schedules attached hereto or in any writing delivered in connection herewith shall in no event be affected by any investigation, inquiry or examination made for or on behalf of any party or be affected by the Knowledge of any officer, director, stockholder, employee, partner or agent of any party seeking indemnification hereunder or by the acceptance of any certificate or opinion from any third party. In addition, in no event will any disclosure of any event or circumstance made after the date hereof and prior to the Closing serve to amend any representation or warranty for any purpose of this Agreement.

                  SECTION 9.2 Limitations.

                  (a) Neither party shall be required to indemnify the other party under Section 9.1 until the indemnifiable damages, individually or in the aggregate, exceed $200,000 (the "Hurdle Rate") (except with respect to breaches of the representations set forth in Section 3.17 and 4.15 (Taxes) or with respect to the indemnity set forth in Section 9.1(b)(i)(II)), at which point such indemnifying party shall be responsible for all indemnifiable damages that may arise, irrespective of the Hurdle Rate; and provided that indemnifiable damages shall accumulate until such time as they exceed the Hurdle Rate, whereupon the party to be indemnified shall be entitled to seek indemnification for the full amount of such damages.

                  (b) Absent fraud, after the Closing, the aggregate amount of indemnifiable damages for which either party shall be liable under Section
9.1 (other than Sections 3.2, 3.6, 3.17, 3.25, 4.2, 4.15, 4.21 and 9.1(b)(i)(II)
or for knowing or intentional misrepresentations or breaches of covenants and agreements or fraud) shall not exceed $2,400,000.

                  SECTION 9.3 Third Party Claims.

                  (a) If a Person entitled to indemnity hereunder (an "Indemnified Party") asserts that any party hereto (the "Indemnifying Party") has become obligated to the Indemnified Party pursuant to Section 9.1(b), or if any suit, action, investigation, claim or proceeding is begun, made or instituted as a result of which the Indemnifying Party may become obligated to the Indemnified Party hereunder, the Indemnified Party agrees to notify the Indemnifying Party promptly and to cooperate with the Indemnifying Party, at the Indemnifying Party's expense, to the extent reasonably necessary for the resolution of such claim or in the defense of such suit, action or proceeding, including making available any information, documents and things in the possession of the Indemnified Party which are reasonably necessary therefor.

                  Notwithstanding the foregoing notice requirement, the right to indemnification hereunder shall not be affected by any failure to give, or delay in giving, notice unless, and only to the extent that, the rights and remedies of the Indemnifying Party shall have been prejudiced as a result of such failure or delay.

                  (b) In fulfilling its obligations under Section 9.1, after providing each Indemnified Party with a written acknowledgment of any liability under Section 9.1 as between such Indemnified Party and the Indemnifying Party, the Indemnifying Party shall have the right to investigate, defend, settle or otherwise handle, with the aforesaid cooperation, any claim, suit, action or proceeding brought by a third party in such manner as the Indemnifying Party may in its sole discretion deem appropriate; provided, however, that (i) counsel retained by the Indemnifying Party is reasonably satisfactory to the Indemnified Party and (ii) the Indemnifying Party shall not, except with the consent of the Indemnified Party, enter into any settlement or agreement that does not include as an unconditional term thereof the giving by the Person or Persons asserting such claim to all Indemnified Parties of an unconditional release from all liability with respect to such claim or consent to entry of any judgment. Notwithstanding anything to the contrary contained herein, the Indemnifying Party may retain one firm of counsel to represent all Indemnified Parties in such claim, action or proceeding; provided, however, that in the event that the defendants in, or targets of, any such claim, action or proceeding include more than one Indemnified Party, and any Indemnified Party shall have reasonably concluded, based on the opinion of its own counsel, that there may be one or more legal defenses available to it which are in conflict with those available to any other Indemnified Party, then such Indemnified Party may employ separate counsel to represent or defend it or any other Person entitled to indemnification and reimbursement hereunder with respect to any such claim, action or proceeding in which it or such other Person may become involved or is named as defendant and the Indemnifying Party shall pay the reasonable fees and disbursement of such counsel.

Notwithstanding the Indemnifying Party's election to assume the defense or investigation of such claim, action or proceeding, the Indemnified Party shall have the right to employ separate counsel at the expense of the Indemnifying Party and to direct the defense or investigation of such claim, action or proceeding if (A) in the written opinion of counsel to the Indemnified Party, use of counsel of the Indemnifying Party's choice could reasonably be expected to give rise to a conflict of interest, or (B) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of the assertion of any such claim or institution of any such action or proceeding. In all other situations, the Indemnified Party shall have the right to participate in the defense or investigation of such claim, action or proceeding if the Indemnifying Party shall authorize the Indemnified Party to employ separate counsel at the Indemnifying Party's expense or if the fees and expenses of counsel for the Indemnified Party shall be borne by the Indemnified Party. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days after the receipt of the Indemnified Party's notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.

                  SECTION 9.4 Security for the Indemnification Obligation.

                  (a) Each Controlling Stockholder hereby agrees that, subject to the following provisions of this Section 9.4, any Claims for indemnification by Thane or any Affiliate thereof against the Corporation and/or the Controlling Stockholders (or any of them) hereunder may be satisfied by Thane or such Affiliate solely by recourse against the Escrow Shares pursuant to the terms of the Escrow Agreement based on the fair market value of a share of Thane Common Stock. If the Escrow Shares are insufficient to set off any Claim for indemnifiable damages made hereunder (or have been delivered to the holders prior to the making or resolution of such Claim), then Thane or any Affiliate thereof may take any action or exercise any remedy available to it against the Controlling Stockholders by appropriate legal proceedings to collect such indemnifiable damages. To the extent the Escrow Shares are sufficient in value to cover the claimed amount of all indemnification Claims, then Thane agrees to first seek indemnification against the Escrow Shares prior to seeking redress against any of the Controlling Stockholders' other assets.

                  (b) Thane hereby agrees that, subject to the following provisions of this Section 9.4, any Claims for indemnification by the Corporation or any Affiliate thereof against Thane hereunder may be satisfied by the Corporation or such Affiliate solely by recourse against the Thane Escrow Shares pursuant to the terms of the Escrow Agreement based on the fair market value of a share of Thane Common Stock at the time of such satisfaction. If the Thane Escrow Shares are insufficient to set off any Claim for indemnifiable damages made hereunder (or have been delivered to the holders prior to the making or resolution of such Claim), then the Corporation or any Affiliate thereof may take any action or exercise any remedy available to it against Thane by appropriate legal proceedings to collect such indemnifiable damages. To the extent the Thane Escrow Shares are sufficient in value to cover the claimed amount of all indemnification Claims, then the Corporation agrees to first seek indemnification against the Thane Escrow Shares prior to seeking redress against Thane's other assets.

                  (c) Each Indemnifying Party shall pay the indemnification amount claimed by the Indemnified Party in immediately available funds promptly or as an adjustment to the securities as contemplated in Section 9.4(d) below within ten (10) days after the Indemnified Party provides the Indemnifying Party with written notice of a Claim hereunder unless the Indemnifying Party in good faith disputes such Claim. If the Indemnifying Party disputes such Claim in good faith, then promptly after the resolution of such dispute, the amount finally determined to be due shall be paid by the Indemnifying Party to the Indemnified Party in immediately available funds within ten (10) days of such dispute resolution. In the event the Indemnifying Party fails to pay the Indemnified Party the amount of such indemnification Claim within such ten (10) day period the Indemnifying Party shall pay the Indemnified Party interest on the amount of such indemnification Claim at a rate of ten percent (10%) per annum, compounded monthly from the date of the original written notice of such indemnification Claim until the indemnification Claim is paid in full.

                  (d) If any Indemnifying Party fails to comply with its obligations to make cash payments to an Indemnified Party in an aggregate amount sufficient to reimburse the Indemnified Party for all losses resulting from an indemnified Claim, the Indemnified Party may pursue any and all rights and remedies against the Indemnifying Party available in law or in equity, subject only to the limitations set forth in Section 9.2 above. In addition, and not in limitation of or in substitution for the foregoing, in the event Thane is the Indemnified Party, Thane may cause the cancellation of shares of Thane Common Stock retained by the breaching Indemnifying Parties so long as the aggregate fair market value of such canceled securities does not exceed the amount of such indemnity obligations, and reissue to the Indemnified Party shares of Thane Common Stock so canceled in the amount of such indemnification Claim, plus any accrued and unpaid interest. To effect any such election, Thane shall deliver to the breaching Indemnifying Party a written notice (i) identifying the breaching Indemnifying Party and stating that such breaching Indemnifying Party has failed to make the payments to such Indemnified Party in the respect of a loss in the full amounts required pursuant to this Article IX; (ii) the amount of such unreimbursed loss, and (iii) the number of shares of Thane Common Stock which the Indemnified Party has elected to cause the Corporation to cancel in satisfaction of such unpaid loss. Thane may designate for cancellation from each breaching Indemnifying Party such number of shares of Thane Common Stock as it may determine in its sole discretion, so long as the aggregate fair market value of such canceled securities does not exceed the aggregate unreimbursed loss at the time of delivery of the applicable cancellation notice to the Indemnifying Parties. Upon delivery of a cancellation notice the securities identified in such notice as canceled securities shall be deemed for all purposes to be canceled and, accordingly, Thane's books and records shall thereafter reflect that such securities are no longer outstanding for any purpose, unless within fifteen (15) days following delivery thereof the Indemnifying Parties deliver a written notice to Thane objecting thereto, in which event such securities shall not be canceled but shall be held by the Indemnifying Party, and the Indemnifying Party shall (and Thane shall place stop transfer instructions on such shares to assist the Indemnifying Party to) ensure that no interest therein will be transferred, pending resolution of the dispute. Each party to such dispute shall seek to resolve such dispute expeditiously and in good faith. If and at such time as any securities are canceled pursuant to this Section 9.4(d), the holders thereof shall promptly surrender to Thane the certificates representing such canceled securities, duly endorsed for transfer as requested by Thane, so that new certificates representing any securities represented thereby which are not so canceled may be issued to the holder thereof and certificates representing the canceled securities may be destroyed by Thane or reissued to the Indemnified Party.

                                   ARTICLE X

                                  MISCELLANEOUS

                  SECTION 10.1 Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement of all the parties hereto with respect to any of the terms contained herein. No course of dealing between or among the parties shall be deemed effective to modify, amend, waive or discharge any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement.

                  SECTION 10.2 Notices. All notices, demands, requests, consents, approvals or other communications (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by a reputable air courier service with tracking capability, with charges prepaid, or transmitted by hand delivery or facsimile, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted by facsimile. Notice otherwise sent as provided herein shall be deemed given on the next Business Day following delivery of such notice to a reputable air courier service.

                  If to the Corporation, to it at:

                           Reliant Interactive Media Corp.
                           2701 N. Rocky Point Drive, Suite 200
                           Tampa, Florida 33607
                           Attention: Kevin Harrington
                                      Karl Rodriguez, Esq.
                           Facsimile: (813) 282-0045

                  if to Thane:

                           Thane International, Inc.
                           78-140 Calle Tampico
                           La Quinta, California 92253
                           Attention: William Hay
                           Facsimile: (760) 777-0214
                  and a copy (which shall not constitute notice) to:

                           White & Case LLP
                           200 S. Biscayne Boulevard, Suite 4900
                           Miami, Florida 33131
                           Attention:  Jorge L. Freeland, Esq.
                           Facsimile: (305) 358-5744

                  SECTION 10.3 Governing Law. The Agreement shall be governed by the internal laws of the State of Florida as to all matters, including but not limited to matters of validity, construction, effect and performance.

                  SECTION 10.4 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties or their Affiliates, whether oral or written, with respect to the subject matter hereof, including, without limitation, the term sheet dated November 5, 2001.

                  SECTION 10.5 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

                  SECTION 10.6 Titles and Headings; Interpretation. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

                  SECTION 10.7 Exhibits and Schedules. Each of the annexes, exhibits and schedules referred to herein and attached hereto is an integral part of this Agreement and is incorporated herein by reference.

                  SECTION 10.8 Expenses; Brokers. Subject to the provisions of
Section 9.4, each party shall pay or cause to be paid, whether or not the Closing occurs hereunder, their respective out-of-pocket fees and expenses incurred in connection with the transactions contemplated by this Agreement, the other Documents and all matters related thereto (including, without limitation, reasonable fees and disbursements of counsel and consultants). Notwithstanding the foregoing, the parties agree that except as set forth in Section 8.2, any filing fees, printing fees and other expenses relating to the registration of the Thane Common Stock

(other than expenses of legal and financial advisor which shall be borne by each party respectively) shall be split equally between the parties. Each of the parties represents to the others that neither it nor any of its Affiliates has used a broker or other intermediary, in connection with the transactions contemplated by this Agreement for whose fees or expenses any other party will be liable and respectively agrees to indemnify and hold the others harmless from and against any and all claims, liabilities or obligations with respect to any such fees or expenses asserted by any Person on the basis of any act or statement alleged to have been made by such party or any of its Affiliates.

                  SECTION 10.9 Press Releases and Public Announcements. All press releases and similar public announcements relating to the transactions contemplated by the Documents shall be made only if mutually agreed upon by the Corporation and Thane, except to the extent that such disclosure is, in the opinion of counsel, required by law or by stock exchange regulation; provided that any such required disclosure shall only be made by one party, to the extent consistent with law, after consultation with the other party.

                  SECTION 10.10 Assignment; No Third Party Beneficiaries. This Agreement and the rights, duties and obligations hereunder may not be assigned or delegated by either the Corporation or Thane without the prior written consent of the other. Any assignment or delegation of rights, duties or obligations hereunder made without the prior written consent of the other party hereto shall be void and of no effect. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any Persons that are not party hereto other than as expressly set forth herein.

                  SECTION 10.11 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

                  SECTION 10.12 Counterparts; Facsimile. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

                  SECTION 10.13 Further Assurances. Each party hereto, upon the request of any other party hereto, shall do all such further acts and execute, acknowledge and deliver all such further instruments and documents as may be necessary or desirable to carry out the transactions contemplated by this Agreement.

                  SECTION 10.14 Remedies Cumulative. The remedies provided herein shall be cumulative and shall not preclude the assertion by any party hereto of any other rights or the seeking of any remedies against the other party hereto.

                                    * * * * *

                  IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Agreement and Plan of Merger as of the date first above written.





                                        THANE INTERNATIONAL, INC.



                                        By: /s/ William Hay
                                            ------------------------------------
                                            Name: William Hay
                                            Title: Chief Executive Officer



                                        RELIANT INTERACTIVE MEDIA CORP.



                                        By: /s/ Kevin Harrington
                                            ------------------------------------
                                            Name: Kevin Harrington
                                            Title: Chief Executive Officer



                                        RELIANT ACQUISITION CORPORATION


                                        By: /s/ William Hay
                                            ------------------------------------
                                            Name: William Hay
                                            Title: Chief Executive Officer




                                        CONTROLLING CORPORATION STOCKHOLDERS



                                        /s/ Kevin Harrington
                                        ----------------------------------------
                                        Kevin Harrington



                                        /s/ Timothy Harrington
                                        ----------------------------------------
                                        Timothy Harrington



                                        /s/ Mel Arthur
                                        ----------------------------------------
                                        Mel Arthur

                                   APPENDIX B

                           RIGHTS OF DISSENTING OWNERS

     NRS 92A.300 DEFINITIONS. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections. (Added to Nevada Revised Statutes by 1995, 2086)

     NRS 92A.305 "BENEFICIAL STOCKHOLDER" DEFINED. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record. (Added to the Nevada Revised Statutes by 1995, 2087)

     NRS 92A.310 "CORPORATE ACTION" DEFINED. "Corporate action" means the action of a domestic corporation. (Added to the Nevada Revised Statutes by 1995, 2087)

     NRS 92A.315 "DISSENTER" DEFINED. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive. (Added to the Nevada Revised Statutes by 1995, 2087; A 1999,
1631)

     NRS 92A.320 "FAIR VALUE" DEFINED. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. (Added to the Nevada Revised Statutes by 1995,
2087)

     NRS 92A.325 "STOCKHOLDER" DEFINED. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation. (Added to the Nevada Revised Statutes by 1995, 2087)

     NRS 92A.330 "STOCKHOLDER OF RECORD" DEFINED. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation. (Added to the Nevada Revised Statutes by 1995, 2087)

     NRS 92A.335 "SUBJECT CORPORATION" DEFINED. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective. (Added to the Nevada Revised Statutes by 1995, 2087)

     NRS 92A.340 COMPUTATION OF INTEREST. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances. (Added to the Nevada Revised Statutes by 1995, 2087)

     NRS 92A.350 RIGHTS OF DISSENTING PARTNER OF DOMESTIC LIMITED PARTNERSHIP. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity. (Added to the Nevada Revised Statutes by 1995, 2088)

     NRS 92A.360 RIGHTS OF DISSENTING MEMBER OF DOMESTIC LIMITED-LIABILITY COMPANY. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity. (Added to the Nevada Revised Statutes by 1995, 2088)

     NRS 92A.370 RIGHTS OF DISSENTING MEMBER OF DOMESTIC NONPROFIT CORPORATION.

     1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.

     2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of the Nevada Revised Statutes to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection
1. (Added to the Nevada Revised Statutes by 1995, 2088)

     NRS 92A.380 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES.

     1. Except as otherwise provided in NRS 92A.370 and 92A.390, a stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

          (a) Consummation of a plan of merger to which the domestic corporation is a constituent entity:

               (1) If approval by the stockholders is required for the merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation regardless of whether the stockholder is entitled to vote on the plan of merger; or

               (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.

          (b) Consummation of a plan of exchange to which the domestic corporation is a constituent party as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.

          (c) Any corporate action taken pursuant to a vote of the stockholders to the event that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

     2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation. (Added to the Nevada Revised Statutes by 1995, 2087, A2001, 1414, 3199)

     NRS 92A.390 LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER.

     1. There is no right of dissent with respect to a plan or merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:

          (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or

          (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:

               (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:

                    (I) The surviving or acquiring entity; or

                    (II) Any other entity which, at the effective date of the
               plan or merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by at least 2,000 holders of owner's interests of record; or

               (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).

     2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130. (Added to the Nevada Revised Statutes by 1995, 2088)

     NRS 92A.400 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER.

     1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.

     2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:

          (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and

          (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote. (Added to the Nevada Revised Statutes by 1995, 2089)

     NRS 92A.410 NOTIFICATION OF STOCKHOLDERS REGARDING RIGHT OF DISSENT.

     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.

     2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430. (Added to the Nevada Revised Statutes by 1995, 2089; A 1997, 730)

     NRS 92A.420 PREREQUISITES TO DEMAND FOR PAYMENT FOR SHARES.

     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:

          (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (b) Must not vote his shares in favor of the proposed action.

     2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for shares under this chapter. (Added to the Nevada Revised Statutes by 1995, 2089; 1999, 1631)

     NRS 92A.430 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS.

     1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

     2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

          (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

          (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the stares before that date;

          (d) Set a date by which the subject corporation must receive the demand for payment, which may be less than 30 nor more than 60 days after the date the notice is delivered; and

          (e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. (Added to the Nevada Revised Statutes by 1995, 2089)

     NRS 92A.440 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER.

     1.   A stockholder to whom a dissenter's notice is sent must:

          (a) Demand payment;

          (b) Certify whether he acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

          (c) Deposit his certificates, if any, in accordance with the terms of the notice.

     2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.

     3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter. (Added to the Nevada Revised Statutes by 1995, 2090; A 1997, 730)

     NRS 92A.450 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER.

     1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.

     2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action. (Added to the Nevada Revised Statutes by 1995, 2090)

     NRS 92A.460 PAYMENT FOR SHARES: GENERAL REQUIREMENTS.

     1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:

          (a) Of the county where the corporation's registered office is located; or

          (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.

     2. The payment must be accompanied by:

          (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;

          (b) A statement of the subject corporation's estimate of the fair value of the shares;

          (c) An explanation of how the interest was calculated;

          (d) A statement of the dissenter's rights to demand payment under NRS 92A.480; and

          (e) A copy of NRS 92A.300 to 92A.500, inclusive. (Added to the Nevada Revised Statutes by 1995, 2090)

     NRS 92A.470 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE.

     1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.

     2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480. (Added to the Nevada Revised Statutes by 1995, 2091)

     NRS 92A.480 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE.

     1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.

     2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares. (Added to the Nevada Revised Statutes by 1995, 2091)

     NRS 92A.490 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER.

     1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.

     3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     5. Each dissenter who is made a party to the proceeding is entitled to a judgment:

          (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or

          (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470. (Added to the Nevada Revised Statutes by 1995,
     2091)

     NRS 92A.500 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES.

     1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers apReliantd by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.

     2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or

          (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.

     3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

     4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

     5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115. (Added to the Nevada Revised Statutes by 1995, 2092)

                                   Appendix C

                              AMENDED AND RESTATED
                     AFFILIATE VOTING AND LOCK-UP AGREEMENT

                  AMENDED AND RESTATED AFFILIATE VOTING AND LOCK-UP AGREEMENT (this "AGREEMENT"), dated as of December 6, 2001, by and among Reliant Interactive Media Corp., a Nevada corporation (the "CORPORATION"), Thane International, Inc., a Delaware corporation ("THANE"), and the individual stockholders of the Corporation listed on SCHEDULE I attached hereto (each a "STOCKHOLDER," and collectively, the "STOCKHOLDERS").

                  WHEREAS, the Corporation, Thane, Thane Acquisition Corporation, a Delaware corporation, and the Controlling Stockholders entered into that certain Agreement and Plan of Merger and of Reorganization, dated as of November 21, 2001 (the "ORIGINAL AGREEMENT"); and

                  WHEREAS, the parties desire to amend and restate the Original Agreement; and

                  WHEREAS, prior to entering into this Agreement, the Corporation, Thane, the Stockholders and Reliant Acquisition Corporation, a Nevada corporation ("ACQUISITION"), entered into an Amended and Restated Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), pursuant to which (i) Acquisition will be merged with and into the Corporation with the Corporation surviving such merger (the "MERGER") and (ii) the stockholders of the Corporation will acquire shares of the common stock of Thane; and

                  WHEREAS, the Stockholders are the beneficial owners (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the number of outstanding shares of capital stock of the Corporation indicated on SCHEDULE I attached hereto, and will each personally derive significant value from the consummation of the Merger and the transactions contemplated by the Merger Agreement; and

                  WHEREAS, in consideration of the agreement of each of the Corporation, Acquisition and Thane to enter into the Merger Agreement and for other good and valuable consideration, receipt of which is hereby acknowledged, each Stockholder has agreed (i) to vote all Shares and New Shares (as defined below) beneficially owned by such Stockholder so as to facilitate the consummation of the Merger and (ii) to be subject to certain lock-up restrictions with respect to sales of the Shares and New Shares (as defined below) held by such Stockholder; and

                  WHEREAS, capitalized terms defined in the Merger Agreement shall, unless this Agreement or the context requires otherwise, have the same meanings in this Agreement as in the Merger Agreement;

                  NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. VOTING PROVISIONS.

                  (a) AGREEMENT TO VOTE THE SHARES AND NEW SHARES. Each Stockholder hereby agrees that during the period commencing on the date hereof and continuing until the Effective Time (such period, the "Voting Period"), at any meeting of the holders of any class or classes of the capital stock of the Corporation, however called, and at any adjournment thereof, and on every action or approval by written consent of the holders of any class or classes of the capital stock of the Corporation, such Stockholder shall cause the Shares and any New Shares (as defined below) to be voted:

                           (i) in favor of the Merger, and the adoption and
approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and this Agreement and any actions required or desirable in furtherance thereof;

                           (ii) in favor of waiving any notice that may have
been or may be required relating to any sale of assets, change of control or acquisition of the Corporation by any other Person, or any consolidation or merger of the Corporation with or into any other Person;

                           (iii) against any action, transaction or agreement
that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Corporation under the Merger Agreement or this Agreement; and

                           (iv) except as otherwise agreed to in writing in
advance by Thane, against the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement):
(A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Corporation or any of its subsidiaries;
(B) a sale, lease or transfer of a material amount of assets of the Corporation or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Corporation or any of its subsidiaries; (C) any change in a majority of the Persons who constitute the board of directors of the Corporation; (D) any change in the present capitalization of the Corporation or any amendment of the Corporation's Articles of Incorporation or By-laws; (E) any other material change in the Corporation's corporate structure or business; or
(F) any other action involving the Corporation or any of its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger or any of the transactions contemplated by this Agreement or the Merger Agreement. Each Stockholder hereby agrees that such Stockholder shall not enter into any agreement or understanding with any Person the effect of which would be to violate the provisions and agreements contained in this Section 1.

         (b) GRANT OF PROXY. Each Stockholder hereby appoints Thane and any designee of Thane, each of them individually, such Stockholder's proxy and attorney-in-fact pursuant to the provisions of Section 78.355 of the Nevada General Corporation Law, with full power of substitution and resubstitution, to call a special meeting of the Corporation's stockholders and to vote or act by written consent during the Voting Period with respect to the Shares and New Shares (as defined below) in accordance with paragraph (a) of this Section. Each Stockholder shall deliver to Thane a proxy in the form attached hereto as EXHIBIT A (the "PROXY"). This Proxy is given to secure the performance of the duties of each Stockholder under this Agreement. Each Stockholder affirms that the Proxy is coupled with an interest and shall, subject to Section 7 hereof, be irrevocable.

         (c) OTHER PROXIES REVOKED. Each Stockholder represents and warrants that any proxies heretofore given in respect of such Stockholder's Shares or any New Shares (as defined below) are not irrevocable, and that all such proxies have been or are hereby revoked.

         (d) DEFINITIONS.

                  (i) For purposes of this Agreement, "SHARES" shall mean all issued and outstanding shares of capital stock, or debt instruments convertible into capital stock, of the Corporation for which the Stockholders are the beneficial owners or over which the Stockholders have voting control, including any securities convertible into, or exercisable or exchangeable for, shares of the Corporation's capital stock.

                  (ii) For the purpose of this Agreement, "MERGER SHARES" shall mean all capital stock of Thane exchanged, issued or transferred to the Stockholders pursuant to the Merger Agreement, or the transactions contemplated thereby.

         (e) ADDITIONAL PURCHASES. Each Stockholder agrees that any shares of capital stock of the Corporation that such Stockholder purchases or with respect to which such Stockholder otherwise acquires beneficial ownership or voting control, including without limitation shares of capital stock acquired by option exercise, after the execution of this Agreement and prior to the Effective Time (collectively, "NEW SHARES") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

         2. LOCK-UP PROVISIONS. Each Stockholder agrees, during the period commencing on the date hereof and ending one year after the Effective Time (the "LOCK-UP PERIOD"):

         (a) not to (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares, Merger Shares, New Shares or any securities convertible into or exercisable or exchangeable for Shares, Merger Shares or New Shares (including, without limitation, Shares, Merger Shares, New Shares or securities convertible into or exercisable or exchangeable for Shares, Merger Shares or New Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission) or (y) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Shares, Merger Shares, New Shares or any securities convertible into or exercisable or exchangeable for Shares, Merger Shares, New Shares (regardless of whether any of the transactions described in clause (x) or (y) is to be settled by the delivery of Shares, Merger Shares, New Shares, or such other securities, in cash or otherwise), without the prior written consent of Thane;

         (b) not to make any demand for, or exercise any right with respect to, the registration of any Shares, Merger Shares, New Shares or any securities convertible into or exercisable or exchangeable for Shares, Merger Shares or New Shares, without the prior written consent of Thane; and

         (c) that the Corporation may, and that each Stockholder will, during the Lock-Up Period, (i) with respect to any Shares, Merger Shares or New Shares or any securities convertible into or exercisable or exchangeable for Shares, Merger Shares or New Shares for which such Stockholder is the record holder, cause the transfer agent for the Corporation to decline to transfer and/or to note stop transfer instructions with respect to such Shares, Merger Shares or New Shares on the transfer books and records of the Corporation and (ii) with respect to any Shares, Merger Shares or New Shares for which such Stockholder is the beneficial holder but not the record holder, cause the record holder of such Shares, Merger Shares or New Shares to cause the transfer agent for the Corporation to decline to transfer and/or to note stop transfer instructions with respect to such Shares, Merger Shares or New Shares on the transfer books and records of the Corporation.

         3. REPRESENTATIONS AND WARRANTIES OF EACH STOCKHOLDER. Each Stockholder hereby severally, and not jointly, represents and warrants to the Corporation and Thane (as to such Stockholder) as follows:

         (a) AUTHORITY, ETC. Such Stockholder has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by such Stockholder have been duly authorized by all necessary action on the part of such Stockholder and, assuming the due authorization, execution and delivery by the Corporation and Thane, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

         (b) OWNERSHIP OF SHARES. Such Stockholder is the beneficial owner of the Shares listed beside such Stockholder's name on SCHEDULE I attached hereto. Such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 1 and 2 hereof, sole power of disposition, sole power of conversion, sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares, with no limitations, qualifications or restrictions on such rights, subject only to applicable securities laws and the terms of this Agreement.

         (c) NO CONFLICTS. No filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby. None of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of any applicable documents to which such Stockholder is a party,
(B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to such Stockholder or any of such Stockholder's properties or assets.

         (d) NO FINDER'S FEES. Except as disclosed pursuant to the Merger Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

         (e) NO ENCUMBRANCES. The Shares listed beside such Stockholder's name on SCHEDULE I attached hereto and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

         (f) RELIANCE BY THE CORPORATION AND THANE. Such Stockholder understands and acknowledges that the Corporation and Thane have entered into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

         4. REPRESENTATIONS AND WARRANTIES OF THE CORPORATION. The Corporation hereby represents and warrants to each Stockholder as follows:

         (a) DUE ORGANIZATION, ETC. The Corporation is a company duly organized and validly existing under the laws of the jurisdiction of its incorporation or organization. The Corporation has all necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Corporation have been duly authorized by all necessary action on the part of the Corporation and, assuming its due authorization, execution and delivery by each Stockholder, constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms.

         (b) NO CONFLICTS. Except as set forth in the Merger Agreement: (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated hereby; and (ii) neither the execution and delivery of this Agreement by the Corporation, nor the consummation by the Corporation of the transactions contemplated hereby shall (A) conflict with or result in any breach of the organizational documents of the Corporation, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Corporation is a party or by which the Corporation or any of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, order, statute, rule or regulation applicable to the Corporation or any of its properties or assets.

         5. COVENANTS OF EACH STOCKHOLDER. Each Stockholder covenants and agrees as follows:

         (a) RESTRICTION ON TRANSFER, PROXIES AND NON-INTERFERENCE. During the Voting Period, such Stockholder shall not (i) directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares or New Shares or any interest therein; (ii) except as contemplated by this Agreement, grant any proxies or powers of attorney, deposit any of the Shares or New Shares into a voting trust or enter into a voting agreement with respect to any of the Shares or New Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, disabling or delaying such Stockholder from performing such Stockholder's obligations under this Agreement.

         (b) STOP TRANSFER; CHANGES IN SUBJECT SHARES. Such Stockholder agrees with, and covenants to, the Corporation and Thane that such Stockholder shall not request that the Corporation register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares or New Shares, unless such transfer is made in compliance with this Agreement. In the event of a stock dividend or distribution, or any change in any class of capital stock of the Corporation by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged. Such Stockholder shall be entitled to receive any cash dividend paid by the Corporation in respect of the Shares during the term of this Agreement until the Effective Time.

         (c) COMPLIANCE WITH MERGER AGREEMENT. The Stockholders agree to cause the Corporation to (i) refrain from taking any action that would make any representation or warranty of the Corporation contained in the Merger Agreement untrue or incorrect or have the effect of preventing, disabling or delaying the Corporation from performing its obligations thereunder, (ii) to use its commercially reasonable efforts to cause all of the obligations imposed upon it in the Merger Agreement to be duly complied with and to cause all conditions precedent to the obligations of the Corporation, Acquisition and Thane thereunder to be satisfied and (iii) to use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable consistent with Applicable Law to consummate and make effective in the most expeditious manner practicable the Merger and the other transactions contemplated in the Merger Agreement.

         6. MISCELLANEOUS.

         (a) FURTHER ASSURANCES. From time to time, at any other party's request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

         (b) ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understanding, both written and oral, between the parties with respect to the subject matter hereof.

         (c) ASSIGNMENT. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party, provided that the Corporation may assign and transfer, at its sole discretion, its rights and obligations hereunder to any of their affiliates.

         (d) AMENDMENTS, WAIVERS, ETC. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by all of the relevant parties hereto, provided that SCHEDULE I attached hereto may be supplemented by the Corporation by adding the name and other relevant information concerning any stockholder of the Corporation who agrees to be bound by the terms of this Agreement without the agreement of any other party hereto, and thereafter such added stockholder shall be treated as a "Stockholder" for all purposes of this Agreement.

         (e) NOTICES. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, telegram, telex or telecopy, or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

                  If to the Stockholders:

                           At the address set forth beside each Stockholders' name listed on SCHEDULE I attached hereto

                  If to the Corporation:

                           2701 N. Rocky Point Drive
                           Suite 200
                           Tampa, Florida 33607
                           Attention: Tim Harrington and Karl Rodriquez, Esq.
                           Facsimile: (813) 282-0045

                  If to Thane:

                           Thane International, Inc.
                           78-140 Calle Tampico
                           La Quinta, California 92253
                           Attention:  William Hay
                           Facsimile: (760) 777-0214

                  With a copy to:

                                    H.I.G. Capital LLC
                                    1001 Brickell Bay Drive
                                    27th Floor
                                    Attention:  Sami W. Mnaymneh
                                    Facsimile: (305) 379-2013

                                    With a copy to:

                                    White & Case LLP
                                    200 S. Biscayne Boulevard, Suite 4900
                                    Miami, Florida 33131
                                    Attention:  Jorge L. Freeland, Esq.
                                    Facsimile: (305) 358-5744

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

         (f) SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

         (g) SPECIFIC PERFORMANCE. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

         (h) REMEDIES CUMULATIVE. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

         (i) NO WAIVER. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

         (j) NO THIRD PARTY BENEFICIARIES. This Agreement is not intended to be for the benefit of, and shall not be enforceable by, any Person who or which is not a party hereto.

         (k) GOVERNING LAW. This Agreement, and the legal relations between the parties hereto, shall be governed and construed in accordance with the laws of the State of Nevada, applicable to agreements executed and to be performed solely within such State.

         (l) SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL. Each of the parties hereby submit to the jurisdiction of the Federal Courts of the United States located in the State of Nevada and the state courts of the State of Nevada for purposes of all legal proceedings which may arise hereunder or under any of the other documents entered into in connection herewith. Each of the parties irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. Each of the parties hereby consents to process being served in any such proceeding by the mailing of a copy thereof by registered or certified mail, postage prepaid, to their respective addresses specified in Section 6(e) or in any other manner permitted by law. EACH OF THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OTHER DOCUMENTS ENTERED INTO IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), OF ANY PARTY.

         (m) DESCRIPTIVE HEADINGS. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

         (n) COUNTERPARTS. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

         7. TERMINATION. This Agreement shall terminate, and neither the Corporation, Acquisition nor any Stockholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the termination of the Merger Agreement in accordance with its terms, except nothing in this Section 7 shall relieve any party of liability for breach of this Agreement.

                                     * * * *

                  IN WITNESS WHEREOF, the Corporation, Thane and each Stockholder have caused this Affiliate Voting and Lock-Up Agreement to be duly executed as of the day and year first above written.

                                       RELIANT INTERACTIVE MEDIA CORP.




                                       By: /s/ Kevin Harrington
                                          --------------------------------------
                                          Name: Kevin Harrington
                                          Title: Chief Executive Officer


                                       THANE INTERNATIONAL, INC.




                                       By: /s/ William F. Hay
                                          --------------------------------------
                                          Name:       William F. Hay
                                          Title:      Chief Executive Officer


                                       STOCKHOLDERS:

                                        /s/ Kevin Harrington
                                       -----------------------------------------
                                       Kevin Harrington

                                       /s/ Timothy Harrington
                                       -----------------------------------------
                                       Timothy Harrington

                                       /s/ Mel Arthur
                                       -----------------------------------------
                                       Mel Arthur

                                                                      SCHEDULE I




                                       Number of Shares of Corporation
Name of Stockholder                    Common Stock Owned                Notice Address
-------------------------------------- --------------------------------- ------------------------------
Kevin Harrington                       3,630,601                         7676 Hunter Lane
                                                                         Pinellas Park, FL 33782

Timothy Harrington                     2,420,400                         7400 14th Street N.E.
                                                                         St. Petersburg, FL 33702

Mel Arthur                             1,210,200                         3145 Shoreline Drive
                                                                         Clearwater, FL 33760

                                                                       EXHIBIT A


                                IRREVOCABLE PROXY

         The undersigned Stockholder of Reliant Interactive Media Corp., a Nevada corporation (the "CORPORATION"), hereby irrevocably appoints the directors on the Board of Directors of Thane International, Inc., a Delaware corporation ("THANE"), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to the full extent of the undersigned's rights with respect to the voting of the Shares and the New Shares (as each such term is defined in that certain Amended and Restated Affiliate Voting and Lock-Up Agreement, dated as of the date hereof (the "VOTING AGREEMENT"), by and among the Corporation, Thane International, Inc., a Delaware corporation, and the Stockholders) on the matters described below (and on no other matter), until such time as that certain Amended and Restated Agreement and Plan of Merger, dated as of the date hereof (the "MERGER AGREEMENT"), by and among the Corporation, Reliant Acquisition Corporation, a Nevada corporation, Thane and the Stockholders, shall be terminated in accordance with its terms or the Effective Time (as defined in the Merger Agreement). Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares and any and all other shares or securities issued or issuable in respect thereof on or after the date hereof are hereby revoked and no subsequent proxies will be given.

         Capitalized terms that are used herein and not otherwise defined shall have the respective meanings given to such terms in the Voting Agreement.

         This proxy is irrevocable (to the fullest extent permitted by law and subject to the termination of the Proxy as set forth in Section 7 of the Voting Agreement), is granted pursuant to the Voting Agreement in consideration of each of the Corporation, Acquisition and Thane entering into the Merger Agreement and is coupled with an interest. The attorneys and proxies named above will be empowered at any time prior to the earlier of termination of the Merger Agreement and the Effective Time (as defined in the Merger Agreement) to exercise all voting rights (including, without limitation, the right to call a special meeting of the Corporation's stockholders and the power to execute and deliver written consents with respect to the Shares and the New Shares) of the undersigned at every annual, special or adjourned meeting of the Corporation's stockholders, and in every written consent in lieu of such a meeting, or otherwise, to vote the Shares and the New Shares:

                  (i) in favor of the Merger, and the adoption and approval of the terms of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement and this Agreement and any actions required or desirable in furtherance thereof;

                  (ii) in favor of waiving any notice that may have been or may be required relating to any sale of assets, change of control or acquisition of the Corporation by any other Person, or any consolidation or merger of the Corporation with or into any other Person;

                  (iii) against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Corporation under the Merger Agreement or the Voting Agreement; and

                  (iv) except as otherwise agreed to in writing in advance by Thane, against the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Corporation or any of its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Corporation or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Corporation or any of its subsidiaries; (C) any change in a majority of the Persons who constitute the board of directors of the Corporation; (D) any change in the present capitalization of the Corporation or any amendment of the Corporation's Articles of Incorporation or By-laws; (E) any other material change in the Corporation's corporate structure or business; or
(F) any other action involving the Corporation or any of its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger or any of the transactions contemplated by the Voting Agreement or the Merger Agreement.

         The attorneys and proxies named above may only exercise this proxy to vote the Shares and any New Shares subject hereto at any time prior to the earlier of termination of the Merger Agreement and the Effective Time, at every annual, special or adjourned meeting of the stockholders of the Corporation and in every written consent in lieu of such meeting. The undersigned Stockholder may vote the Shares and New Shares on all other subsequent matters.

         Any obligation of the undersigned Stockholder hereunder shall be binding upon the successors and assigns of such Stockholder.

                                     * * * *

         This proxy is irrevocable and coupled with an interest.

Dated: December 6, 2001

                                 Signature of Stockholder:
                                                          ----------------------


                                 Print Name of Stockholder:
                                                           ---------------------

                                     PART II

                     Information Not Required in Prospectus

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         In accordance with Section 145 of the Delaware General Corporation Law,
Article IX of Thane's certificate of incorporation provides indemnification to any director, officer, employee or agent of Thane under certain circumstances. This action provides that Thane shall indemnify any such aforementioned person who is made party to, or becomes involved in, any legal proceeding by reason of their affiliation with Thane, for expenses reasonably incurred in connection with such proceedings. Thane is not authorized to indemnify any such person until a determination is made by either the board of directors, independent legal counsel or the stockholders that such person acted in good faith and in a manner he or she reasonably believed to be the best interests of Thane.

         In accordance with Section 145 of Delaware's General Corporation Law,
Article IX also authorizes the corporation to purchase insurance on behalf of any director, officer, employee or agent against any liability that might be incurred by him or her as a result of his or her status in connection with Thane.

         The powers of Thane authorized by Article IX of the certificate of incorporation are also provided by Article IV of Thane's bylaws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS.

Exhibit
Number                     Description
2.1                        Amended and Restated Agreement and Plan of Merger, dated as of December 6, 2001, among
                           Thane International, Inc., Reliant Interactive Media Corp., Thane Acquisition
                           Corporation, and the controlling stockholders of Reliant Interactive Media Corp.
                           (included as Appendix A to the proxy statement/prospectus contained in this registration statement).

3.1                        Form of Certificate of Incorporation of Registrant.

3.2                        Form of Bylaws of Registrant.

4.1                        Form of Common Stock Certificate of Registrant.*

4.2                        Description of Registrant's capital stock in Article IV of Registrant's Certificate of
                           Incorporation.

5.1                        Opinion of White & Case LLP.*

Exhibit
Number                     Description
9.1                        Amended and Restated Affiliate Voting and Lock-Up Agreement, dated as of
                           December 6, 2001, among Thane International, Inc., Kevin Harrington,
                           Tim Harrington and Mel Arthur (included as Appendix C to the proxy statement/prospectus contained in this registration statement).

10.1                       Executive Employment Agreement dated as of December 31, 2001 by and between William F.
                           Hay and Thane International, Inc.

10.2                       Executive Employment Agreement dated as of December 31, 2001 by and between Denise
                           DuBarry-Hay and Thane International, Inc.

10.3                       Employment Agreement dated as of December 10, 2001 by and between Mark Taylor and
                           Thane International, Inc.

10.4                       Employment Agreement dated as of December 10, 2001 by and between Denise Kovac and
                           Thane International, Inc.

10.5                       Executive Employment Agreement dated as of January 1, 1999 by and between Amir Tukulj and Thane Direct Canada, Inc., as amended.

10.6                       Credit Agreement, dated as of June 10, 1999, by and among Thane International, Inc., the financial institutions party thereto and Paribas, as agent, as amended.

10.7                       Senior Subordinated Loan Agreement, dated as of June 10, 1999, by and among Thane
                           International, Inc. and the financial institutions party thereto.

10.8                       Registrant's 2002 Stock Option Plan.

10.9                       Form of Option Agreement under Registrant's 2002 Stock Option Plan.

10.10                      Registrant's 1999 Stock Option Plan.

10.11                      Form of Option Agreement under Registrant's 1999 Stock Option Plan.

10.12                      Amended and Restated Consulting Agreement by and between Form of
                           Thane International, Inc. and H.I.G. Capital, LLC.

10.13                      Warrant Agreement, dated as of June 10, 1999, by and between Thane International, Inc.
                           and Paribas North America, Inc., as amended.

10.14                      Warrant Certificate dated June 10, 1999 issued pursuant to the Warrant Agreement, dated as of June 10, 1999, by and between Thane International, Inc. and Paribas North
                           America, Inc.

10.15                      Warrant Agreement, dated as of June 10, 1999, by and between Thane International, Inc.
                           and Paribas Capital Funding, LLC.

10.16                      Warrant Certificate dated June 10, 1999 issued pursuant to the Warrant Agreement, dated as of June 10, 1999, by and between Thane International, Inc. and Paribas
                           Capital Funding, LLC.

10.17                      Equityholders Agreement, dated June 10, 1999, by and among Thane International, Inc.
                           and the several stockholders and warrantholders listed in Schedule I thereto from time to time.

Exhibit
Number                     Description
10.18                      Redemption Agreement, dated as of June 10, 1999, by and between Thane International,
                           Inc. and H.I.G. Infomercial Company, predecessor to H.I.G. Direct Marketing Holdings,
                           Inc.

10.19                      Services for Hire Agreement, dated as of April 9, 2001 by and between Thane
                           International, Inc. and Beau Show Inc.

10.20                      Exclusive Manufacturing and Marketing Agreement, dated as of March 24,2000 by and between Thane and Inventors Universe.com, Inc., as amended.

10.21                      Services for Hire Agreement, dated as of August 24, 2000 by and between Thane
                           International, Inc. and Gin Miller Fitness, Inc.

10.22                      Exclusive Marketing Agreement, dated as of December 10, 1999 by and between Thane
                           International, Inc. and WHJ, Inc.

10.23                      Exclusive Manufacturing and Marketing Agreement, dated as of May 23, 2001 by and between Thane International, Inc. and Optimum Health Technologies, Inc.

10.24                      Servicing Agreement dated April 28, 1999 by and between Thane Marketing and West
                           Telemarketing Corporation.

10.25                      Exclusive Order Fulfillment Agreement, dated as of June 9, 1999, by and between Thane
                           International, Inc. and Innotrac Corporation, successor to UDS, as amended.

21.1                       Subsidiaries of the Registrant.

23.1                       Consent of Ernst & Young LLP, independent auditors to Registrant.

23.2                       Consent of HJ & Associates, LLC, independent accountants to Reliant.

23.3                       Consent of White & Case LLP (contained in Exhibit 5).

99.1                       Form of Reliant proxy card.*

*        To be filed by amendment.

ITEM 22. UNDERTAKINGS.

The undersigned Registrant hereby undertakes as follows:

         (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (3) That every prospectus: (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (5) To respond to requests for information that is incorporated by reference into this joint proxy statement-prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (7) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (8) Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to the Agreement and Plan of Merger attached as Appendix A to the joint proxy statement-prospectus have been omitted. These schedules describe, among other things, exceptions to the representations and warranties contained in the Agreement and Plan of Merger. The Registrant hereby undertakes to furnish supplementally a copy of any such omitted schedule to the Commission upon request.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Springs, State of California, on January 3, 2002.

                         Thane International, Inc.


                         By:/s/William F. Hay
                              --------------------------------------------------
                              William F. Hay
                              Chairman, Chief Executive Officer and Director


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



January 3, 2002          By:  /s/William F. Hay
                              ------------------------------------------------
                              William F. Hay
                              Chairman, Chief Executive Officer and Director


January 3, 2002          By:  /s/Kevin J. McKeon
                              ------------------------------------------------
                              Kevin J. McKeon
                              Chief Financial Officer


January 3, 2002          By:  /s/Mark Taylor
                              ------------------------------------------------
                              Mark Taylor
                              President, Chief Operating Officer and Director


January 3, 2002          By:  /s/Denise DuBarry-Hay
                              ------------------------------------------------
                              Denise DuBarry-Hay
                              Chief Creative Officer and Director


January 3, 2002          By:  /s/Sami W. Mnaymneh
                              ------------------------------------------------
                              Sami W. Mnaymneh
                              Director


January 3, 2002          By:  /s/John Bolduc
                              ------------------------------------------------
                              John Bolduc
                              Director


January 3, 2002          By:  /s/Jack Rosenfeld
                              ------------------------------------------------
                              Jack Rosenfeld
                              Director